Exhibit 99.1

Notice of Annual and Special Meeting of Shareholders

May 4, 2021

DEVELOPMENT
TRANSPARENCY
SHARING
OPPORTUNITY
VISION
COMMITMENT
RESPONSIBILITY
ESG
STRATEGY
EQUALITY
INCLUSION
DELIVERY
VALUE
SUSTAINABILITY
SAFETY
DIVERSITY
INTEGRITY
LEADERSHIP
COMMUNITY

BARRICK

Barrick Gold Corporation

INFORMATION CIRCULAR

Notice of Annual and Special Meeting of Shareholders May 4, 2021 Toronto, Ontario Barrick Gold Corporation Information Circular

Inside this Circular

Barrick Gold Corporation | 2021 Circular	I

March 26, 2021
Letter from the Executive Chairman

Dear Fellow Shareholders

This time last year, when the Covid-19 pandemic had just descended upon the world, I wrote to you that this was a global disaster which would radically change the way we live and work. If anything, that has proved to be an understatement. While the vaccination programs now widely under way will curb and may conquer the virus, the destruction it leaves in its wake will exact an as yet incalculable socio-economic toll.

Barrick responded promptly and effectively to the pandemic. Our alert and agile management, our culture of partnership and our commitment to being a good neighbor not only shielded our people and business from the pandemic’s worst impacts but also safeguarded the communities in which we operate. We provided substantial financial and operational support to our host countries and by stimulating small and medium-sized enterprises we are creating an environment in which our communities and partners can survive the pandemic and thrive in its aftermath.

Covid-19 was not the only challenge Barrick faced in 2020. After taking over the Tanzanian assets we ended the three-year-long standoff between their former operators and the government, settled all outstanding disputes, re-planned and re-started the mines and established a ground-breaking formal partnership with the state. Elsewhere too we made significant progress in resolving long-standing relationship issues and restoring or reinforcing our social license to operate. In Papua New Guinea, we continue to negotiate the resumption of mining at Porgera.

Under these circumstances, the Barrick team, led by Mark Bristow, supported by the corporate and regional executives, did extremely well to build on 2019’s excellent performance, capitalizing fully on the higher gold price and delivering on our production guidance. We ended 2020 with one of the industry’s strongest balance sheets, having increased the quarterly dividend threefold since the announcement of the Merger more than two years ago. As described in our Information Circular, we also propose to return surplus funds to shareholders through a return of capital in 2021, further increasing returns to our shareholders while maintaining the strength of our balance sheet.

During the year we made significant progress in building our future leadership by injecting youth and diversity into a highly experienced team, thus aligning it not only with technological advances but also with the evolving expectations of a rapidly changing world. A wide range of skills, experience, perspectives and backgrounds will, we believe, foster continuing innovation, equip us to deal effectively with opportunities, challenges and risks, and draw us even closer to our stakeholders worldwide. Barrick has a high-performance culture and, in order to attract outstanding people who will share our vision and values, our compensation model is ownership-based. A broad spectrum of our employees are also shareholders, with a stake in the future success of the Company and a common interest with our other investors.

The diversity of the team also strengthens our ability to set the sustainability standard for the industry. Last April we became the first mining company to publish a Sustainability Scorecard as part of our annual sustainability report. Our grade for 2019 was a B and I am pleased to report that we have improved our performance against almost all sustainability metrics in 2020. Our 2020 Sustainability Report, which will include the new scorecard, will be published in April 2021.

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Barrick has emerged even stronger from a very difficult year and has made significant progress since the transformational merger with Randgold towards our goal of becoming the world’s most valued gold company, with the best assets, managed by the best people to deliver the best results. There remains more to do, however, and our five- and ten-year plans will keep the team firmly focused on the attainment of our next set of goals.

The support and guidance of the Board have been of inestimable value in 2020 and I thank my fellow Directors on the Board of Barrick as well as the members of the International Advisory Board for their close involvement with the Company and their sage advice on our strategic direction. While our meetings moved online last year, the Barrick Board strengthened its oversight and stewardship, receiving detailed updates from senior management on the Company’s response to the pandemic. The Board’s risk oversight was greatly aided by Mark Bristow’s first-hand knowledge of the operations. He visited each of the mines three times in 2020, observing all the safety protocols, and his early decisive action was instrumental in our effective management of the pandemic. The Board also participated in regular education sessions presented by senior management and a comprehensive orientation program for new Directors was conducted entirely online.

In conclusion, I have the pleasure of inviting you to the Annual and Special Meeting of Shareholders on May 4, 2021. We expect that, as was the case last year, this will be a virtual meeting but we shall monitor the situation closely and a physical location will be provided if conditions allow. Our Information Circular details how to participate in the virtual meeting, how to vote and how to contact me, my fellow Directors and the Company.

On behalf of the Board, I thank you for your support during the past year. We look forward to your participation in the meeting.

John L. Thornton

Executive Chairman

Barrick Gold Corporation | 2021 Circular	III

March 26, 2021
Letter from the Lead Director

Dear Fellow Shareholders

Your Board of Directors believes that good corporate governance is foundational to Barrick’s long-term success. Our work on your behalf is guided by three core principles: we are highly engaged; we seek feedback from and listen to our fellow owners; and we apply rigorous oversight to every aspect of the business.

In 2020, the Board was closely involved with Barrick’s response to the Covid-19 pandemic which effectively managed and mitigated the impact of the virus on our people, our business and our communities.

In addition to providing rigorous oversight of pandemic-related risks, the Board also supervised all other aspects of the Company’s strategy, including its approach to managing legacy issues in jurisdictions such as Tanzania, Argentina and Papua New Guinea as well as its sustainability and human capital strategies which are critical to support value creation in the long run. Barrick’s sustainability performance was subject to detailed quarterly reviews of environmental, health and safety, corporate social responsibility and human rights matters by the Corporate Governance & Nominating Committee. Our Board committees played an active part in financial and risk oversight, ESG, Board and management diversity, stakeholder relations, and remuneration.

The Audit & Risk Committee performed a critical role in assisting the Board with its oversight of enterprise risks and how these were being managed in a year of unprecedented change. It also oversaw the financial reporting process and the quality, transparency and integrity of Barrick’s financial reporting and disclosures.

The Committee received in-depth briefings on a wide variety of key topics including:

•   Potential impacts of Covid-19 on Barrick’s operations and the implementation of its group-wide pandemic management plan

•   Barrick’s financial plan with a focus on ensuring liquidity and strength

•   Liability management and dividend strategies, designed to secure the continuing improvement in our balance sheet and sustainable increases in the quarterly dividend

•   Geopolitical risks and mitigation strategies founded on Barrick’s partnerships with our host countries

•   Management of legacy and emerging tax risks across the portfolio

•   Disclosure of payments to governments under Canada’s Extractive Sector Transparency Measures Act and Barrick’s new group tax policy which sets global standards for managing tax

•   Alignment of the sale of non-core assets with Barrick’s focus on Tier One assets and its closure liability management strategy

•   Implementation of the framework agreement for the resolution of disputes with the government of Tanzania and the integration of the legacy assets into the Africa and Middle East region

•   Legal and governmental engagement strategy to reach a mutually agreed framework for the re-opening of the Porgera mine

IV	Barrick Gold Corporation | 2021 Circular

•   Implementation of Barrick’s revised Code of Conduct and Business Ethics and of an integrated compliance plan following the merger with Randgold

•   Climate change-related risks and public disclosure requirements in line with the recommendations of the Task Force on Climate-Related Financial Disclosures

•   First phase of the group-wide roll-out of the new SAP enterprise resource planning and reporting platform, delivered on time despite the Covid-19 disruptions

•   Barrick’s cybersecurity strategy and key cyber-related risks

We are also focused on Board renewal and have increased its diversity, including gender diversity, since the Merger. During these two years we have added two new Directors to our Board of 10. They are highly qualified women who were identified through a rigorous search and selection process: Ms. Loreto Silva, who has significant expertise in large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus on South America; and Ms. Anne Kabagambe, whose perspective on doing business internationally is informed by her experience in engaging with governments, the private sector and civil society as well as her knowledge of the global resource, banking, and education sectors through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries.

The Board includes international business leaders and mining industry professionals with expertise and experience of working in all of the jurisdictions in which Barrick operates. Its broad range of perspectives, skills, professional experience, and backgrounds is designed to best address the opportunities, challenges and risks of our business, and to effectively represent our global stakeholders.

Board renewal is a continuing process and the Corporate Governance & Nominating Committee is currently looking for an additional appropriately qualified female candidate to appoint to the Board.

A fundamental value at the new Barrick is transparency. Throughout 2020 the Board, the executive and senior management have been in regular contact with stakeholders to update them on the Company’s performance. This was not prompted by the pandemic but is a permanent part of the way we do business and our philosophy of partnership. One group we started to engage with regularly during 2020 was the ESG research and raters community. A team led by the Sustainability Executive held a virtual roundtable with this increasingly important group in the first half of the year, followed by individual meetings in the second half. While we might not always agree, we always take time to listen, understand and take feedback on board.

The challenges posed by the pandemic have brought the importance of strong ESG governance into sharper focus for investors, governments and communities alike. Operating responsibly, however, is not something new for Barrick. It is entrenched in our DNA. Our approach to sustainability governance is simple – we foster accountability at the site level, on the ground where the business is, not from a corporate office. That is why one of the first changes we made following the Merger

Barrick Gold Corporation | 2021 Circular	V

was to establish the Environmental and Social Oversight Committee (E&S Committee). The E&S Committee is chaired by Mark Bristow and brings management and sustainability teams from every site together on a quarterly basis to review our performance against a range of sustainability KPIs. It also reviews emerging challenges and opportunities to enable collective brainstorming and knowledge sharing. The E&S Committee includes an independent sustainability consultant in an advisory role.

We believe that regular, transparent communication is essential to our long-term success. In the fourth quarter of 2020, we met with 31 of our largest institutional shareholders to update them on our response to the pandemic; our operational and sustainability performance; governance; our compensation policy and how it supports our business and evolving human capital strategies; and our ongoing Board renewal and diversity process. Through this dialogue, we ensure that our approach to corporate governance reflects the demands of a changing business environment and the priorities of our shareholders and other stakeholders.

Barrick’s compensation policy is designed to reward sustained, industry-leading performance delivery and to drive accountability through share ownership: as meaningful shareholders, we are focused on and invested in the Company’s long-term value creation. Employee share ownership at Barrick is broad and deep, and the Executive Chairman and Named Partners continue to build on their substantial equity stake. Today, the Executive Chairman owns 2,742,127 shares and our Named Partners have a collective ownership position of more than 6,259,409 shares.

Determining executive compensation remains a core responsibility of the Board and the Compensation Committee. As described in our Information Circular, we have updated our executive compensation plans to further reinforce our distinctive ownership culture and to reward and retain our top talent. These enhancements were informed by shareholder feedback and independent advice.

We updated our cornerstone PGSU Plan to accelerate employee share ownership through a phased vesting schedule and to provide access to awards, subject to the achievement of market-leading performance requirements. To reinforce our commitment to maintaining market-leading share ownership requirements, our Partners are now required to hold at least 50% of their minimum share ownership requirement in actual Barrick Shares. We refined our Long-Term Company Scorecard measures to align with our strategy and our definition of sustainable value creation, which encompasses the economic benefits we deliver to all our stakeholders, the care with which we treat our people, communities, and the environment, our creation of opportunities for advancement in countries that lack them, our strategic focus on long-term sustainability, and the superior returns we generate for our fellow owners. Accordingly we linked 25% of all PGSU awards to our sustainability performance, as assessed by our industry-leading Sustainability Scorecard, and 10% to the evolution of our human capital strategy. We introduced a multi-year performance assessment period for our Long-Term Company Scorecard to evaluate our achievements since the Merger. The Executive Chairman’s LTI award has been based entirely on relative TSR performance over a three-year period to ensure that his compensation is aligned with the long-term shareholder experience.

VI	Barrick Gold Corporation | 2021 Circular

For 2020, the Compensation Committee gave Barrick’s management leaders a collective grade of 75.5 out of 100, as measured against our Long-Term Company Scorecard. Our Named Partners received an average score of 87.25 out of 100 on their personal scorecards, which are tailored to their individual responsibilities. Barrick’s three-year total shareholder return was positioned at the 76th percentile of the constituents of the MSCI World Metals and Mining Index and absolute total shareholder return was 70.6% over the same period. After applying the agreed framework for the Executive Chairman, the Compensation Committee recommended, and the independent directors approved, a total long-term incentive award of $4.375 million. In keeping with Barrick’s market-leading shareholding requirements, Mr. Thornton was required to use a majority of the after-tax proceeds of his long-term incentive award to purchase Barrick Shares, which he must hold until the later of three years from the date of purchase or retirement, further building on his substantial ownership position. All incentive awards are subject to our enhanced clawback policy.

The social, economic and political problems presented by the coronavirus pandemic in 2020 are without precedent in recent history. In these circumstances, Barrick’s continued delivery on its vision of building the world’s most valued gold mining business must rank as an extraordinary achievement. Not only did Barrick produce an exemplary financial and operational performance, we again tangibly demonstrated a commitment to our key principles of partnership and sustainability, even intensifying it in these difficult circumstances. My fellow Directors and I are proud to have been part of this progress.

J.B. Harvey

Lead Director

Barrick Gold Corporation | 2021 Circular	VII

Notice of 2021 Annual and Special Meeting

Meeting Information

Date:	May 4, 2021

Time:	10:00 a.m., Toronto time

Location:	https://web.lumiagm.com/492500406

Fellow Shareholders:

You are invited to attend Barrick’s 2021 Annual and Special Meeting of Shareholders (the Meeting) at which you will be asked to vote:

•	To elect ten director nominees;

•	To appoint PricewaterhouseCoopers LLP as our auditor for 2021;

•	To approve our non-binding advisory vote on our approach to executive compensation; and

•	To approve the Capital Reduction in order to enable the Return of Capital to our shareholders as described in Schedule G of the Circular.

Shareholders will also transact any other business properly brought before the Meeting.

Barrick’s Board of Directors has approved the contents of this Notice and Circular and the sending of this Notice and Circular to our shareholders, each of our directors, and our auditor.

Due to the global Covid-19 pandemic, Barrick will be convening and conducting a virtual Meeting as it did last year. Should circumstances in the coming weeks change making an in-person Meeting feasible, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to participate, ask questions, and vote in “real time” at the Meeting through an online portal. Non-registered shareholders must carefully follow the procedures set out in the Circular in order to vote virtually and ask questions through the live webcast. Non-registered shareholders who do not follow the procedures set out in the Circular will nonetheless be able to view a live webcast of the Meeting, but will not be able to ask questions or vote.

The decision to conduct a virtual Meeting and make a physical meeting location available if circumstances allow was made with the health and safety of Barrick’s shareholders, employees, and community in mind. As a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. We will continue to monitor conditions in light of Covid-19 and determine whether it is safe and appropriate to add an in-person component closer to the date of the Meeting. If an in-person Meeting is held, details will be provided by press release. Regardless of whether Barrick is able to convene an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) which may be attended in person or, in the case of registered shareholders, through an online video portal, as soon as public health officials determine that it is safe to do so.

Your vote is important. As a shareholder, it is very important that you read this material carefully and then vote your common shares of Barrick (Barrick Shares). You are eligible to vote your Barrick Shares if you were a shareholder of record at the close of business on March 5, 2021. You may vote virtually or by proxy. See page 5 for further instructions on how you can vote.

By Order of the Board of Directors,

Dana W. Stringer

Vice-President, Corporate Secretary and Associate General Counsel

March 26, 2021

General Information

In this Circular, “you”, “your”, and “shareholder” refer to the common shareholders of Barrick. “We”, “us”, “our”, the “Company”, the “Group”, and “Barrick” refer to Barrick Gold Corporation, unless otherwise indicated. Information in this Circular is as of March 25, 2021, unless otherwise indicated. All references to US $ or $ are to U.S. dollars and all references to Cdn $ are to Canadian dollars. The annual average exchange rate for 2020 reported by the Bank of Canada was US $1.00 = Cdn $1.34.

Barrick Gold Corporation | 2021 Circular	1

Key Terms

After-Tax Shares	Barrick Shares that are purchased on the open market with after-tax compensation proceeds
API	Annual Performance Incentive
API Scorecards	Annual Performance Incentive Scorecards
Articles	The Notice of Articles and the Articles of Continuation of Barrick
Audit Services Policy	Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services
Barrick Shares	Common shares of Barrick
BCBCA	Business Corporations Act (British Columbia)
Board of Directors or Board	Board of Directors of Barrick
Capital Reduction	The proposed reduction in the capital in respect of the Barrick Shares by an aggregate amount of $750 million to be effected by the Return of Capital
Capital Reduction Resolution	A special resolution of the holders of Barrick Shares approving the Capital Reduction in accordance with section 74(1) of the BCBCA, the full text of which is set out in Schedule G
Change in Control Plan	Partner Change in Control Severance Plan
Circular	This 2021 Information Circular
Class 1 Environmental Incident	An incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock, or wildlife.
Clawback Policy	Amended and Restated Incentive Compensation Recoupment Policy
Code	Code of Business Conduct and Ethics
DSUs	Deferred Share Units
E&S Committee	Environmental, Social and Health and Safety Oversight Committee
Executive Committee	Executives of Barrick other than the Executive Chairman, including the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; Chief Operating Officer, Latin America and Asia Pacific; Chief Operating Officer, Africa and Middle East; and others as may be appointed from time to time
Global Peer Group	Agnico Eagle Mines Limited, Anglo American plc, AngloGold Ashanti Ltd., Antofagasta plc, BHP Group, First Quantum Minerals Ltd., Freeport McMoran Inc., Kinross Gold Corporation, Newcrest Mining Limited, Newmont Corporation, Rio Tinto Ltd., South32 Limited, Teck Resources Limited, Wheaton Precious Metals Corp., Apache Corporation, Canadian Natural Resources Ltd., Hess Corporation, Marathon Oil Corporation, Occidental Petroleum Corporation, and Suncor Energy Ltd.
KCGM Sale	The sale on November 29, 2019 by the Company’s wholly-owned subsidiary, Barrick Administration Company Pty Limited, of its 50% indirect interest in the Kalgoorlie Super Pit gold mine in Western Australia, to Saracen Mineral Holdings Limited for gross sale proceeds of $750 million cash, subject to certain adjustments
LTI	Long-Term Incentives
Massawa Sale

The sale on March 4, 2020 by the Company’s wholly-owned subsidiary, Barrick Gold (Holdings) Limited, of its indirect interest in the Massawa gold project in Senegal for $256 million in cash (net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction), and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. Barrick has subsequently received full repayment of the outstanding loan.

Meeting	2021 Annual and Special Meeting, to be held on May 4, 2021
Merger	The acquisition by Barrick of Randgold on January 1, 2019
Named Partners	President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, North America
Nevada Gold Mines	Nevada Gold Mines LLC, Barrick’s joint venture with Newmont that combined their respective mining operations, assets, reserves, and talent in Nevada, USA
NYSE	New York Stock Exchange
Partnership Plan	Provides Partners (including the Named Partners) with eligibility for the API Program, the PGSU Plan, and the Change in Control Plan
PGSUs	Performance Granted Share Units
Randgold	Randgold Resources Limited
Return of Capital	The distribution by Barrick to holders of Barrick Shares of an amount equal to the Capital Reduction, which amount is proposed to be paid in three equal tranches in June, September, and December 2021

2	Barrick Gold Corporation | 2021 Circular

Return of Capital Record Date	Each of the three dates to be established by the Board to determine the Barrick shareholders eligible to receive a tranche of the Return of Capital as a distribution, which dates are expected to be in May, August, and November 2021, respectively
RSUs	Restricted Share Units
Sale Proceeds	Net cash proceeds received by Barrick and its affiliates from the Massawa Sale, the KCGM Sale, the Shandong Share Sale and other dispositions
SEC	U.S. Securities and Exchange Commission
Shandong Share Sale	The sale on June 16, 2020 by Barrick of 79,268,800 shares of Shandong Gold Mining Co., Ltd., representing the majority of its strategic position, for gross sale proceeds of approximately $210 million
Sustainability Scorecard	A scorecard that measures Barrick’s ESG performance based on key performance indicators that are aligned to priority areas set out in Barrick’s strategy
Tier One Gold Asset	An asset with a reserve potential to deliver a minimum 10-year mine life, annual production of at least 500,000 ounces of gold and total cash costs(1) per ounce over the mine life that are in the lower half of the industry cost curve
Tier Two Gold Asset	An asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs(1) per ounce over the mine life that are in the lower half of the industry cost curve
Strategic Asset	An asset which, in the opinion of Barrick, has the potential to deliver significant unrealized value in the future
TSR	Total Shareholder Return
TSX	Toronto Stock Exchange

(1)

“Total cash cost” is a non-GAAP financial performance measure with no standardized definition under the International Financial Reporting Standards (IFRS) and therefore may not be comparable to similar measures presented by other issuers. Barrick believes that total cash cost is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Non-GAAP Financial Performance Measures

Certain financial performance measures in this Circular – namely Adjusted Net Earnings, Free Cash Flow, Total Cash Costs and All-in Sustaining Costs – are not prescribed by IFRS. These non-GAAP financial measures are included because management uses the information to analyze business performance and financial strength. These non-GAAP financial performance measures are intended to provide additional information only and do not have any standardized definition under IFRS and may not be comparable to similar measures presented by other companies. These non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

Forward-Looking Information

This Circular contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking information can be identified by the use of words such as “aim”, “aspire”, “strive”, “will”, “expect”, “intend”, “plan”, “believe”, or similar expressions, as they relate to the Company. In particular, this Circular contains forward-looking information pertaining to the belief of management that the Company’s ability to implement a business plan that focuses on its 2021 strategic priorities (see “Executive Summary – Our 2021 Strategic Priorities” on page 16) will further Barrick’s aim to be the world’s most valued gold mining business (see “Compensation Discussion & Analysis” on page 50). These statements are based on the reasonable assumptions, estimates, analysis, and opinions of management made in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors that management considers to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions, and other factors that may cause the actual results, performance, or achievements of the Company, as applicable, to be materially different from those anticipated, estimated, or intended. Forward-looking information contained herein is made as of the date of this Circular, and, other than as required by securities law, the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events, or results or otherwise unless so required by applicable securities laws.

Barrick Gold Corporation | 2021 Circular	3

Meeting and Voting Information

Proxy Solicitation and Meeting Materials

How we will solicit proxies

Your proxy is being solicited on behalf of Barrick’s management in connection with the meeting to be held on May 4, 2021 (the Meeting). Management will solicit proxies primarily by mail, but proxies may also be solicited personally by telephone by employees of the Company. We have retained the services of Kingsdale Advisors (Kingsdale) to assist in soliciting proxies by mail and telephone for estimated aggregate fees of approximately $45,000, plus distribution costs and other expenses. Our contractual arrangements with Kingsdale provide for additional fees to be payable in certain circumstances. The costs of preparing and distributing the Meeting materials and the cost of soliciting proxies will be borne by the Company.

How we use Notice and Access

Since 2013, we have distributed our information circular for our annual meeting and related proxy form to our shareholders by sending them a notice of electronic availability of such circular. The notice of electronic availability in respect of the Meeting provides instructions on how to access and review an electronic copy of our 2021 information circular for the Meeting (the Circular) and instructions on voting by proxy at the Meeting. This process is known as Notice and Access.

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How Barrick shareholders benefit from Notice and Access: Notice and Access expedites our shareholders’ receipt of these materials, lowers printing and distribution costs, and reduces the environmental impact of our Meeting.

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How to obtain a paper copy of our Circular: Shareholders can request a paper copy of the Circular at www.meetingdocuments.com/astca/abx or by calling AST Trust Company (Canada) (AST) toll-free at 1-888-433-6443 from Canada and the United States or by calling collect at 416-682-3801 from other locations or by e-mailing fulfilment@astfinancial.com. If you have previously provided instructions to receive a paper copy of our Circular and do not want to receive a paper copy in the future, please contact your broker.

How meeting materials will be delivered to shareholders

The proxy materials are sent to our registered shareholders through our transfer agent, AST. We generally do not send our proxy materials directly to non-registered shareholders and instead use the services of Broadridge Investor Communications Corporation (Broadridge) who acts on behalf of intermediaries to send proxy materials. We intend to pay intermediaries to send proxy materials and voting instruction forms to objecting non-registered shareholders.

Meeting Procedures

Attending the Meeting

Date:	May 4, 2021
Time:	10:00 a.m. (Toronto time)
Location:	https://web.lumiagm.com/492500406

Why is Barrick holding a virtual-only Meeting?

Due to the ongoing unprecedented public health concerns related to the global Covid-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has again decided to hold a virtual-only Meeting this year, which will be conducted via live webcast.

Although Barrick is planning a virtual-only Meeting at this time, as a Company of Owners, Barrick places significant importance on in-person engagement with its shareholders. For this reason, should circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders who wish to attend and vote at the Meeting in person to do so. This will be in addition to allowing shareholders to participate online as described in this Circular. If an in-person Meeting becomes possible, and Barrick is able to proceed with a hybrid format (physical/virtual) as it has in past years, Barrick will communicate full details to its shareholders by press release in advance of the Meeting date. Regardless of whether Barrick is able to hold an in-person Meeting this year, Barrick intends to return to a hybrid meeting format (physical/virtual) once public health officials determine that it is safe to do so.

If Barrick is able to hold an in-person component of the Meeting, shareholders who wish to attend and vote at the Meeting in person should see “Voting Procedures” below for additional information.

4	Barrick Gold Corporation | 2021 Circular

How many shareholders are needed to reach a quorum?

We need to have at least two people present at the Meeting who hold, or represent by proxy, in aggregate, at least 25% of the issued and outstanding Barrick Shares entitled to be voted at the Meeting. On March 25, 2021, the Company had 1,778,371,343 Barrick Shares outstanding. Each Barrick Share is entitled to one vote. Shareholders who participate in and/or vote at the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Does any shareholder beneficially own 10% or more of the issued and outstanding Barrick Shares?

To the knowledge of the directors and senior officers of the Company, as of March 25, 2021, no person beneficially owned, directly or indirectly, or exercised control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Will Company employees vote their Barrick Shares at the Meeting?

Employees of Barrick are entitled to vote Barrick Shares beneficially owned by them, including those held in our equity compensation plans, at the Meeting. As of March 25, 2021, less than 1% of the Barrick Shares were beneficially owned by employees through our equity compensation plans.

Voting Procedures

How do I vote my Barrick Shares?

Please follow the voting instructions based on whether you are a registered or non-registered shareholder:

•   You are a registered shareholder if you have a share certificate issued in your name or appear as the registered shareholder on the books of the Company.

•   You are a non-registered shareholder if your Barrick Shares are registered in the name of an intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution).

If you are not sure whether you are a registered or non-registered shareholder, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

How can I vote if I am a registered shareholder?

Option 1 – By proxy (proxy form)

By Internet:

Go to AST’s website at www.astvotemyproxy.com and follow the instructions on screen. You will need your 13-digit Control Number, which can be found on your proxy form.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Telephone:

Call 1-888-489-7352 (toll-free in Canada and the United States) from a touch-tone phone and follow the instructions. You will need your 13-digit Control Number, which can be found on your proxy form.

Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone. See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Fax:

Complete, sign, and date your proxy form, and send all pages (in one transmission) by fax to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

By Mail:

Complete, sign, and date your proxy form, and return it in the envelope provided.

See below, under the heading “How will my Barrick Shares be voted if I return a proxy?”, for more information.

Barrick Gold Corporation | 2021 Circular	5

Appointing another person to attend the Meeting virtually and vote your Barrick Shares for you:

You may appoint a person other than the directors and officers designated by the Company on your proxy form to represent you and vote on your behalf at the Meeting. This person does not have to be a shareholder. To do so, strike out the names of our directors and officers that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign, and date the proxy form, and return it to AST as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the virtual Meeting on your behalf.

In order to participate in the virtual Meeting, your proxyholder must request a Control Number for the Meeting from AST by 3:00 p.m. (Toronto time) on May 3, 2021. Control Numbers can be obtained online by completing an electronic form on AST’s website, or by contacting AST by phone:

Electronic form	https://lp.astfinancial.com/control-number-request-en.html
By phone	Contact AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America)

This Control Number will allow your proxyholder to log in to the live webcast and vote at the Meeting using the LUMI meeting platform. Without a Control Number, your proxyholder will not be able to vote at the Meeting. AST will provide your duly appointed proxyholder with a Control Number provided that your proxy has been received by AST prior to this deadline. Please note that you cannot appoint anyone other than the directors and officers named on your proxy form as your proxyholder if you vote by telephone.

Please see below, under the headings “How can I log in to the Meeting” and “How will my Barrick Shares be voted if I return a proxy?” for more information.

Option 2 – In person via Internet Webcast

Registered shareholders have the ability to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Eligible registered shareholders may log in at https://web.lumiagm.com/492500406 , click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy, and the password barrick2021 (case sensitive), then click on the “Login” button. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of our organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting. Non-registered shareholders must follow the procedures outlined below to participate in the Meeting using the LUMI meeting platform. Non-registered shareholders who fail to comply with the procedures outlined below may nonetheless view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

Option 3 – In person at the Meeting (Should Circumstances Allow)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If an in-person Meeting becomes possible and you intend to vote in person at the Meeting, you do not need to complete or return your proxy form.

How can I vote if I am a non-registered shareholder?

Option 1 – By proxy (voting instruction form)

You will receive a voting instruction form that allows you to vote on the Internet, by telephone, by fax, or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form.

Alternatively, you may receive from your intermediary a pre-authorized proxy form indicating the number of Barrick Shares to be voted, which you should complete, sign, date, and return as directed on the form.

6	Barrick Gold Corporation | 2021 Circular

Option 2 – In Person via Internet Webcast

We do not have access to the names or holdings of our non-registered shareholders. That means you can only vote your Barrick Shares virtually at the Meeting if you have (a) previously appointed yourself as the proxyholder for your Barrick Shares, by printing your name in the space provided on your voting instruction form and submitting it as directed on the form, and (b) by no later than 3:00 p.m. (Toronto time) on May 3, 2021, you contacted AST to request a Control Number. Control Numbers can be obtained online by completing an electronic form on AST’s website, or by contacting AST by phone:

Electronic form	https://lp.astfinancial.com/control-number-request-en.html
By phone	Contact AST at 1-866-751-6315 (within North America) or 1-212-235-5754 (outside of North America)

This Control Number will allow you to log in to the live webcast and vote at the Meeting. Without a Control Number, you will not be able to ask questions or vote at the Meeting. During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN Connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

You may also appoint someone else as the proxyholder for your Barrick Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If your proxyholder intends to participate in the virtual Meeting, he or she must contact AST at 1-866-751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) by no later than 3:00 p.m. (Toronto time) on May 3, 2021 to obtain a Control Number for the Meeting.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to AST before 5:00 p.m. (Toronto time) on April 30, 2021. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to AST before 5:00 p.m. (Toronto time) on April 30, 2021. You should contact your intermediary well in advance of the Meeting and follow their instructions if you want to participate in the virtual Meeting.

Non-registered shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their Barrick Shares directly by telephone. Barrick may also utilize the Broadridge QuickVote service to assist such shareholders with voting their Barrick Shares. See “How we will solicit proxies” on page 4 for more information.

Please see below under the heading “How can I log in to the virtual Meeting?” for more information.

Option 3 – In person at the Meeting (Should Circumstances Allow)

Currently, only a virtual Meeting is being planned by Barrick. If circumstances in the coming weeks allow and public health officials deem it safe and appropriate, Barrick intends to make available a physical meeting location which will allow shareholders to attend and vote at the Meeting in person if they wish to do so. If attendance at the Meeting in person becomes possible, details will be communicated to shareholders by press release. If an in-person Meeting becomes possible and you intend to vote in person at the Meeting, you must follow the procedures under “Option 2 – In Person via Internet Webcast” above, except you will not be required to contact AST in order to obtain a Control Number.

Is there a deadline for my proxy to be received?

Yes. Whether you vote by mail, fax, telephone, or Internet, your proxy must be received by no later than 5:00 p.m. (Toronto time) on Friday, April 30, 2021. If the Meeting is adjourned or postponed, your proxy must be received by 5:00 p.m. (Toronto time) on the second-last business day before the reconvened meeting.

As noted above, if you are a non-registered shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of this deadline to allow your intermediary time to forward this information to AST. Barrick reserves the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but Barrick is under no obligation to accept or reject any particular late proxy.

Barrick Gold Corporation | 2021 Circular	7

How can I log in to the virtual Meeting?

Only shareholders of record at the close of business on March 5, 2021 and other permitted attendees may virtually attend the Meeting. Attending the Meeting virtually allows registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves or a third-party proxyholder, to participate, ask questions, and vote at the Meeting using the LUMI meeting platform. Guests, including non-registered shareholders who have not duly appointed themselves or a third party as proxyholder, can log into the virtual Meeting as a guest. Guests may listen to the Meeting, but will not be entitled to vote or ask questions.

•

Registered shareholders and duly appointed proxyholders may log in online at https://web.lumiagm.com/492500406 , click on “I have a Control Number”, enter the 13-digit Control Number found on the proxy or provided to a duly appointed proxyholder, as applicable, and the password barrick2021 (case sensitive), then click on the “Login” button. We recommend you log in at least one hour before the Meeting begins. For registered shareholders, the Control Number is located on your form of proxy. For duly appointed proxyholders (including non-registered shareholders who have appointed themselves), your Control Number will be provided by AST provided that you or your proxyholder has been duly appointed in accordance with the procedures outlined in this Circular.

•	Non-registered shareholders may view a live webcast of the Meeting by going to the same URL as above and clicking on “I am a guest” or on our website at www.barrick.com/investors/agm.

During the Meeting, you must ensure you are connected to the Internet at all times in order to vote when polling is commenced on the resolutions put before the Meeting. It is your responsibility to ensure Internet connectivity. You will also need the latest version of Chrome, Safari, Edge, or Firefox. Please do not use Internet Explorer. As internal network security protocols (such as firewalls and VPN connections) may block access to the LUMI meeting platform, please ensure that you use a network that is not restricted to the security settings of your organization or that you have disabled your VPN setting. It is recommended that you log in at least one hour before the Meeting.

Will the virtual-only Meeting format limit my ability to ask questions?

At the virtual Meeting, registered shareholders, non-registered (or beneficial) shareholders, and their duly appointed proxyholders will be able to ask questions in “real time” through the online Meeting portal by sending a written message to the chair of the Meeting through the LUMI meeting platform. To ensure you have the ability to ask questions during the Meeting, it is important that you follow the instructions set out above under the heading “Voting Procedures”. The Company values shareholder feedback and expects that shareholders will have substantially the same opportunity to ask questions of the Board and management at the virtual-only Meeting as in prior years when it was possible to attend meetings either in person or online.

How will my Barrick Shares be voted if I return a proxy?

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your Barrick Shares on each item of business according to your instructions. If you have appointed the designated directors or officers of Barrick as your proxy and you do not provide them with instructions, they will vote your Barrick Shares as follows:

•	FOR the election of the ten nominee directors to the Board;

•	FOR the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and the authorization of the directors to fix the auditor’s remuneration;

•	FOR the advisory resolution approving the Company’s approach to executive compensation; and

•	FOR the approval of the Capital Reduction in order to enable the Return of Capital to our shareholders.

What happens if there are amendments, variations, or other matters brought before the Meeting?

Your proxy authorizes your proxyholder to act and vote for you on any amendment or variation of any of the business of the Meeting and on any other matter that properly comes before the Meeting. Your proxy is effective at any continuation following an adjournment of the Meeting. As of March 25, 2021, no director or officer of the Company is aware of any variation, amendment, or other matter to be presented for a vote at the Meeting.

What if I change my mind?

You can revoke a vote you made by proxy by:

•	Voting again on the Internet or by telephone before 5:00 p.m. (Toronto time) on April 30, 2021;

•

Completing a proxy form or voting instruction form that is dated later than the proxy form or voting instruction form that you are changing, and mailing or faxing it as instructed on your proxy form or voting instruction form, as the case may be, so that it is received before 5:00 p.m. (Toronto time) on April 30, 2021; or

•	Any other means permitted by law.

8	Barrick Gold Corporation | 2021 Circular

If you are a registered shareholder, you can also revoke a vote you made by sending a notice in writing from you or your authorized attorney to our Corporate Secretary so that it is received before 5:00 p.m. (Toronto time) on April 30, 2021, or by giving notice in writing from you or your authorized attorney to the Chair of the Meeting, at the Meeting or at any adjournment.

Is my vote by proxy confidential?

Yes. All proxies are received, counted, and tabulated independently by AST, our transfer agent, or Broadridge, in a way that preserves the confidentiality of shareholder votes, except:

•	As necessary to permit management and the Board of Directors to discharge their legal obligations to the Company or its shareholders, or to determine the validity of the proxy;

•	In the event of a proxy contest; or

•	In the event a shareholder has made a written comment on the proxy intended for management or the Board of Directors.

Need help casting your vote?

For assistance with casting your vote, please contact Kingsdale at:

Kingsdale

Toll-Free within Canada and the United States:
1-866-851-2571

Call collect: 416-867-2272
Email: contactus@kingsdaleadvisors.com
How can you obtain more information about the proxy voting process?

If you have any questions about the proxy voting process, please contact your intermediary (e.g., bank, trust company, investment dealer, clearing agency, or other institution) or our Investor Relations Department at:

Toll-Free within Canada and the United States:
1-800-720-7415

Call collect: 416-307-7474
Fax: 416-861-2492
Email: investor@barrick.com

Other Important Information

If an in-person Meeting is held, what are the admission requirements?

Only shareholders of record at the close of business on March 5, 2021 and other permitted attendees may attend the Meeting. In order to attend the Meeting, you or your proxyholder is required to see a representative of AST before entering to register your attendance. You must present proof of your ownership of Barrick Shares as of the record date and a valid government-issued photo identification at the entrance of the Meeting. Beneficial owners of shares held in “street name” in an account at a brokerage firm, bank, broker-dealer or other similar organization will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages are permitted at the Meeting. If you do not provide photo identification or comply with the other procedures outlined here, you will not be admitted to the Meeting.

What is the deadline for making a shareholder proposal at the next annual meeting?

The final date for submission of proposals to shareholders for inclusion in the information circular in connection with next year’s annual shareholders’ meeting is February 5, 2022.

Are any shareholder proposals being considered at the Meeting?

There are no shareholder proposals being considered at the Meeting.

Barrick Gold Corporation | 2021 Circular	9

How do I nominate a candidate for election as a director at the Meeting?

Barrick’s Articles set out advance notice procedures for director nominations, which require advance notice to the Company by any shareholder who intends to nominate any person for election as a director of the Company other than pursuant to (a) a requisition of a general meeting made pursuant to the provisions of the BCBCA, (b) a proposal made pursuant to the provisions of the BCBCA, or (c) a nomination by or at the direction of the Board, including pursuant to a notice of the meeting. Among other things, the Articles fix a deadline by which shareholders must notify the Company of their intention to nominate directors and set out the information that shareholders must provide in the notice for it to be valid. These requirements are intended to provide all shareholders with the opportunity to evaluate and review all proposed nominees and vote in an informed and timely manner regarding said nominees. The Articles are available on our website at www.barrick.com, SEDAR at www.sedar.com, and EDGAR at www.sec.gov. As of March 25, 2021, the Company has not received any notice of a shareholder’s intention to nominate directors at the Meeting pursuant to the “Nomination of Directors” provisions of the Articles.

Where can I review financial information relating to the Company?

Our financial information is contained in our comparative audited annual financial statements for the year ended December 31, 2020, and related Management Discussion & Analysis, both of which can be found in our 2020 Annual Report on SEDAR at www.sedar.com or at www.barrick.com/investors/agm.

How do I obtain copies of the Company’s disclosure documents?

If you would like to receive our Annual Report by mail next year, you can do so by checking the appropriate box included on your form of proxy or your voting instruction form.

If you have not previously indicated that you would like to receive our 2020 Annual Report by mail and would like to receive a copy, please contact AST by email at inquiries@astfinancial.com. Alternatively, please call AST toll-free at 1-800-387-0825 from Canada and the United States or collect at 416-682-3860 from other locations.

Barrick will provide to any person, upon request to our Investor Relations Department, a copy of our 2020 Annual Report, our latest Annual Information Form, and this Circular. Our public disclosure documents are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

10	Barrick Gold Corporation | 2021 Circular

Business of the Meeting

Barrick’s Financial Statements

We will place before the Meeting our consolidated financial statements, including the related auditor’s report, for the year ended December 31, 2020. Our financial statements are included in our 2020 Annual Report. The 2020 Annual Report will be mailed to shareholders who request a copy. Our financial statements are also available on our website at www.barrick.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Electing Directors

You will be electing a Board of Directors consisting of ten members. Please refer to the section entitled “Directors” on page 34 of this Circular for biographies and more information on the nominees. Directors elected at the Meeting will serve until the end of our next annual shareholders’ meeting or until their resignation, if earlier.

The Board recommends a vote FOR all the director nominees.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the election of the ten nominees named in this Circular. If a proposed nominee is unable to serve as a director or withdraws his or her name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

Majority Voting

Barrick has adopted a majority voting policy, as described in its Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Any nominee proposed for election as a director in an uncontested election who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected. The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the resignation must be accepted absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce such decision by press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The affected director will not participate in any Committee or Board deliberations relating to the tendered resignation.

Appointing the Auditor

The Board recommends a vote FOR the appointment of PwC as Barrick’s auditor.

PricewaterhouseCoopers LLP (PwC) has been our external auditor since 1983. The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as auditor and that the Board be authorized to set the auditor’s remuneration. The audit firm appointed at the Meeting will serve until the end of the Company’s next annual shareholders’ meeting.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the appointment of PwC as Barrick’s auditor.

What were PwC’s fees for 2020 and 2019? (1)

In millions of dollars	2020	2019
Audit fees (2)	$10.7	$11.4
Audit-related fees (3)	$0.2	$0.5
Tax compliance and advisory fees (4)	$1.1	$0.6
All other fees	$0.0	$0.0
Total	$12.0	$12.5

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.

(2)

Audit fees for 2020 include fees for services rendered by the external auditor in relation to the audit of Barrick’s financial statements (inclusive of disbursements billed in 2020), the financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings. Audit fees for 2019 include fees for services rendered by the external auditor in relation to the audit and interim reviews of Barrick’s consolidated financial statements and condensed interim consolidated financial statements (inclusive of disbursements billed in 2019), the audits of the financial statements and consolidated financial statements of its subsidiaries, and in connection with the Company’s statutory and regulatory filings. The audit fees for 2019 include fees in respect of the Company’s merger with Randgold and its expanded asset base and the establishment of Nevada Gold Mines.

Barrick Gold Corporation | 2021 Circular	11

(3)

In 2019 and 2020, the audit-related fees primarily related to a number of projects, including compliance with regulatory filing requirements in local markets. In 2019, the audit-related fees also related to translation services.

(4)	Tax fees mainly related to tax compliance services and audit support for various jurisdictions.

The Audit & Risk Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related, and Non-Audit Services (Audit Services Policy) for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

Say on Pay Advisory Vote

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback on our approach to executive compensation. The previous say on pay advisory vote held in 2020 was supported with the approval of 94.84% of those shareholders present at our 2020 annual meeting and voting in person, virtually via the live webcast, or by proxy. Shareholders have the opportunity to vote “For” or “Against” the Company’s approach to executive compensation through the following advisory resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in Barrick’s Information Circular relating to the 2021 Annual and Special Meeting of Shareholders.”

Since this vote is advisory, it will not be binding on the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative vote. However, the Board and the Compensation Committee will consider the outcome of the vote as part of their ongoing review of executive compensation and shareholder engagement feedback. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the advisory vote on executive compensation.

Capital Reduction and Return of Capital

Barrick is proposing a reduction in the capital in respect of the Barrick Shares by an aggregate amount equal to $750 million. Approval of the Capital Reduction enables Barrick to distribute the same amount to Barrick shareholders as a Return of Capital. Barrick anticipates that the Return of Capital will be carried out through three proposed distributions to shareholders of record on each Return of Capital Record Date. The distributions are expected to be paid to such shareholders in June, September, and December 2021. Based on the issued and outstanding Barrick Shares as of December 31, 2020, each distribution is expected to be approximately $0.14 per Barrick Share (or approximately $0.42 per Barrick Share for all three distributions), subject to the Board’s discretion to change the amount distributed in each tranche, up to a maximum aggregate distribution of $750 million. The proposed Return of Capital represents an opportunity for Barrick to return surplus funds from asset dispositions to shareholders in a tax-efficient manner.

Section 74(1) of the BCBCA provides that, subject to certain exceptions, a company may reduce its capital if, among other things, it is authorized to do so by a special resolution of its shareholders passed by not less than two-thirds of the votes cast by holders of shares entitled to vote on such resolution. Accordingly, the Capital Reduction Resolution requires the affirmative vote of two-thirds of the votes cast by shareholders present at the Meeting or represented by proxy. Approval of the Capital Reduction is intended to enable the Return of Capital. If shareholders do not approve the Capital Reduction Resolution at the Meeting, Barrick will not be able to complete the Return of Capital on the terms and on the timing currently proposed.

A copy of the Capital Reduction Resolution is set out in Schedule G of this Circular. Additional details regarding the Capital Reduction and the Return of Capital, including a summary of certain Canadian, United States, and United Kingdom federal income tax considerations, are contained in “Executive Summary – Capital Reduction and Return of Capital” below and Schedule G of this Circular.

12	Barrick Gold Corporation | 2021 Circular

The Board recommends a vote FOR approval of the Capital Reduction.

If Mark Bristow, John L. Thornton or J. Brett Harvey is your proxyholder and you have not given instructions on how to vote your Barrick Shares, he will vote “FOR” the approval of the Capital Reduction.

Other Business

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from shareholders and proxyholders participating through the LUMI meeting platform.

As of the date of this Circular, management is not aware of any changes to the items listed above and does not expect any other business to be brought forward at the Meeting. If there are changes or new business, your proxyholder can vote your Barrick Shares on these items as he or she sees fit.

Barrick Gold Corporation | 2021 Circular	13

Executive Summary

This executive summary highlights information contained elsewhere in this Circular. It does not contain all of the information you should consider. Please read the entire Circular carefully before voting.

This Circular contains certain historical information regarding the compensation decision-making process and the compensation paid by Barrick to “Named Executive Officers” (NEOs) and directors for the year ended December 31, 2020. For the purposes of this Circular, we refer to our 2020 NEOs, other than our Executive Chairman (i.e., the President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, North America), as Named Partners. Our Named Partners participate in Barrick’s Partnership Plan (together with all other Partners), which includes eligibility for the Annual Performance Incentive (API) Program, the Performance Granted Share Unit (PGSU) Plan, and the Partner Change in Control Severance Plan (Change in Control Plan). The Executive Chairman is an NEO, but not a Partner, and is not eligible to participate in the Partnership Plan.

Business of the Meeting

We are asking our shareholders to vote on the matters below. The Board recommends that you vote FOR all of these resolutions.

•	Elect ten director nominees
•	Appoint PwC as our auditor for 2021
•	Approve our non-binding advisory vote on our approach to executive compensation
•	Approve the Capital Reduction in order to enable the Return of Capital to our shareholders

Your vote is important. You are eligible to vote if you were a shareholder of record at the close of business on March 5, 2021. To make sure your Barrick Shares are represented at the Meeting, you may cast your vote virtually through the LUMI meeting platform or by submitting your proxy or voting instruction form. See page 5 for more details on how you can vote.

Industry-leading transformation

Since the Merger with Randgold on January 1, 2019, we have transformed our Company across all aspects of the business, delivered strong, expectation-exceeding performance, and made significant progress towards our goal of becoming the world’s most valued gold company. Integral to our industry-leading transformation is our core belief that good Environmental, Social, and Governance (ESG) management is essential to good business planning and management. Our commitment to sustainability is important and enduring, and is reinforced by our sustainability vision and strategy which we believe are best executed with site-based accountability of sustainability opportunities and risks. The chart below summarizes the highlights of our transformation to date, including our sustainability achievements, since the announcement of the Merger to December 31, 2020:

Share price performance from Merger announcement to December 31, 2020

✓ Our decentralized and agile management structure ensured that we delivered on our 2020 gold and copper production guidance despite the Covid-19 pandemic

✓ We are built on a foundation of six Tier One Gold Assets providing a stable and sustainable production profile, underpinned by a robust business capable of generating substantial cash flow for the next decade and beyond

✓ We have one of the strongest balance sheets in the gold mining industry

✓ We continue to deliver peer leading returns to our shareholders

✓ We put sustainability at the heart of our business to develop trusted long-term partnerships with stakeholders globally

✓ We continue to progress our clean energy strategy which is playing a significant and growing part in reducing the impact of our operations on the environment and contributing to the reductions in our cost profile

✓ We leveraged the experience gained through managing the impacts of two Ebola epidemics and applied our partnership ethos to drive a prompt and effective Covid-19 pandemic response

✓ We are investing in our future through focused brownfields and greenfields exploration, major growth projects, and a commitment to attracting and nurturing the best talent in the industry through training and career development opportunities across the Company

14	Barrick Gold Corporation | 2021 Circular

Continued strong execution of our strategy in 2020.

Strategic Initiatives

Focus on Tier One Gold Assets(1) and Strategic Assets and unlocking value through the exploration potential from our extensive land positions in prolific gold districts

◾

Our industry-leading global portfolio of six Tier One Gold Assets continued to deliver through 2020, with our major growth projects at Pueblo Viejo, Goldrush, and Turquoise Ridge all advancing on track and within budget

◾

We also established a foundation for North Mara and Bulyanhulu to become a potential combined Tier One complex, with mining and processing of fresh ore restarting at Bulyanhulu in the second half of 2020

◾

Delivered a world class Mineral Resource Management (MRM) and Exploration leadership group; integrated MRM and Exploration team continued to delineate significant brownfields expansion potential outside of our 10-year production outlook, while opening up new frontiers of growth across all our regions

◾	Significant stratiform mineralization has connected the Goldrush orebody with the Fourmile project

◾	Kibali, Loulo-Gounkoto, Pueblo Viejo, Hemlo, and North Mara replaced reserves, net of depletion, with significant resource growth across the remaining portfolio

◾

A peerless record of strategic delivery: sale of our interest in the Massawa project to Teranga Gold Corporation; a strategic alliance with Japan Gold Corp.; an investment in Precipitate Gold Corp.; partial monetization of our investment in Shandong Gold; sale of our interests in Eskay Creek; sale of our interests in Bullfrog; and sale of our interest in the Morila mine to Firefinch Limited (formerly known as Mali Lithium Limited)

◾	Since completion of the Merger, our pursuit of owning only the best assets drove us towards a divestiture strategy that has now delivered value in excess of $1.5 billion from non-core asset sales

Operational Excellence

Emphasis on efficiency, cost reduction, and strong cash flow generation to fund robust investment

◾

Our decentralized and agile structure ensured that we delivered on our 2020 gold and copper production guidance despite the challenges of Covid-19; maximized the benefit of higher gold prices through operational execution and achieved strong operating cash flow of $5.4 billion and record free cash flow(2) of $3.4 billion in 2020

◾	We introduced our 10-year production outlook in 2020, which highlighted our stable production base and ability to generate strong cash flow well into the future

◾	Our debt repayments over the past seven-and-a-half years total over $10 billion, including approximately $0.4 billion in 2020

◾

As at December 31, 2020, we achieved a zero debt net of cash position with no material maturities until 2033, a $3 billion undrawn credit facility, and a consolidated cash balance of approximately $5.2 billion

◾	During 2020, Moody’s upgraded Barrick to Baa1 from Baa2 and S&P revised its outlook on Barrick’s credit from Stable to Positive, while confirming its BBB rating

◾	Corporate administration expenses continue to decrease from 2018 guidance of $275 million, to the 2020 actual result of $118 million

◾

Demonstrating our commitment to responsible mining, as well as regular and transparent ESG reporting, we established industry-leading ESG practices including the development of a sustainability scorecard and the introduction of a Global Closure Standard for our entire asset portfolio

◾

We actively participated in the compilation of the Global Industry Standard for Tailings Management, which was developed through a year-and-a-half long review process involving the United Nations Environment Programme (UNEP), the Principles for Responsible Investment (PRI), and the International Council on Mining and Metals (ICMM)

◾	We maintained a strong ESG focus with improvements in the Lost Time Injury Frequency Rate, continued improvement of our water recycling and reuse rate, and increased spend on local goods and services

◾

A fit-for-purpose management structure, coupled with a deeply embedded commitment to health and welfare, enabled Barrick to buffer the impact of the Covid-19 pandemic on its business, people, and communities, as well as to provide vital support to its host governments

◾

As at December 31, 2020, the Company has provided over $26 million in support to its host communities; aid was tailored to particular needs determined in consultation with host governments to reflect local culture and different stages of their economic development

◾	We retained our listing on the Dow Jones Sustainability World Index for the 13th consecutive year, ranking in the 95th percentile of all mining companies assessed

(1)

Barrick focuses its efforts on identifying, investing in and developing assets that meet our investment criteria. The required internal rate of return for Tier One Gold Assets is 15%, based on Barrick’s long-term gold price assumption.

(2)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

Barrick Gold Corporation | 2021 Circular	15

Sustainable Profitability

Disciplined approach to growth, emphasizing long-term value for all stakeholders through increased returns, driven by a focus on shareholder returns, internal rate of return (IRR), and free cash flow

◾

Maximizing the benefit of higher gold prices through agile management and operational execution; industry-leading management team delivered against key performance indicators despite Covid-19 challenges

◾

Reflecting our commitment to shareholder returns, our quarterly dividend per share has tripled to $0.09 since the announcement of the Merger in September 2018. We have also proposed a return of capital in 2021 derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates

◾	Continued outperformance, with Barrick Shares up 118% between the Merger announcement and December 31, 2020, versus the GDX up 92%

◾	Continued progress in rationalizing our portfolio in 2020, bringing non-core assets to account via dispositions for the benefit of all stakeholders

◾	Investing in our people and our future is key to advancing our goal of becoming the industry’s most valued company

Our 2021 Strategic Priorities

In 2021, we will implement a business plan that will focus on the following:

•	Strategic Priorities:

✓	Identify, evaluate, and deliver an accretive value-adding growth opportunity or transaction
✓	Embed our Company DNA throughout all levels of the organization, including with our community and stakeholders
✓	Achieve a Zero Harm workplace where all employees are personally accountable for their own safety

•	Operational Excellence:

✓	Execute our 2021 plans through delivery of all of our operating targets and capital project timelines
✓	Further optimize all operations with a focus on site-specific cost reduction initiatives and efficiency programs
✓	Fully integrate business processes with ongoing systems implementation to achieve a fit-for-purpose solution that enables effective and efficient management of our operations

•	Sustainable Profitability:

✓	Optimize our asset portfolio, unlock further reserve and resource potential and maintain a ten-year sustainable production profile
✓	Continue to elevate the importance of our ESG strategy throughout our organization, including our license to operate, manage our environmental footprint and ensure regular transparent reporting
✓	Attract, retain, and develop a diverse workforce that is agile, integrated, and able to deliver on our short- and long-term plans
✓	Review, refine, and measure leadership effectiveness across the organization to develop the next generation of mining talent

Board and Corporate Governance Highlights

The Board recommends a vote FOR all the director nominees.

We strive to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Putting this into practice requires us to be accountable to all of our stakeholders and to be thoughtful about the impact of our practices, policies, and investments. Strong corporate governance practices are therefore fundamental to all aspects of our operations – ensuring we perform with integrity, respect, and excellence in all that we do. Below is a summary of our corporate governance highlights.

Our shareholder-friendly corporate governance practices

✓ Independent Lead Director ✓ Fully Independent Committees ✓ Majority Voting Policy ✓ Annual Board Evaluation Process ✓ Board Orientation Program ✓ Diversity Policy

✓ Shareholder Engagement Policy

✓ Board Interlocks Guidelines

✓ Share Ownership Policy (Directors, Officers, Partners)

✓ Clawback Policy

✓ Annual Advisory Vote on Executive Compensation

✓ Updated Code of Business Conduct and Ethics

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Key governance priorities and highlights in 2020

Key governance priorities in 2020	Key highlights and initiatives in 2020

Supporting thoughtful Board renewal and promoting Board diversity, with a particular emphasis on appointing additional women.	2020 marked the second full year following our transformational Merger, guided by a streamlined Board and three reconstituted committees that are conducive to a higher degree of engagement and exchange, with increased accountability for each director. We have continued our initiative of ongoing Board renewal (in addition to the three Randgold directors who joined the Board on the closing of the Merger on January 1, 2019, we have added two new female directors, increasing our female representation to 20% of director nominees). In furtherance of our commitment to Board diversity, the Board recently approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. In keeping with this commitment, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board.

Reinforcing the rigor of our risk oversight approach to effectively address the challenges, risks, and opportunities facing our business.

Our Board believes that an enterprise-wide approach to risk oversight allows the Company to assess and mitigate risks most efficiently and effectively. Risks are considered in every business decision, rather than in isolation, and prioritized to ensure those that have the most significant potential impact on the Company are mitigated promptly and proactively.

In 2020, the Board received regular Covid-19 updates and provided active oversight during the pandemic to decisively manage the impact of the virus on our people, our business, and the communities in which we operate. Our flat, integrated, and agile management structure helped Barrick collect and relay pandemic-related information on a daily basis and rapidly respond to the virus and implement measures to mitigate its impact and deliver strong results for the year.

Consistent with our emphasis on maintaining our license to operate in our host communities, the Board focused considerable attention on the oversight and management of our approach to managing legacy geopolitical risks in countries such as Tanzania, Argentina, and Papua New Guinea. The Board also received regular updates on operational, financial, environmental, and social risks, including tailings facilities management, capital project execution, health and safety, cybersecurity, and climate change-related risks throughout the year.

Further embedding our sustainability vision in all aspects of our governance and business.

Sustainability is embedded in every aspect of our business. Our commitments to social and economic development, health and safety, human rights, and the environment are key components of our business strategy and the Board’s strategic oversight.

In 2020, we launched our inaugural Sustainability Scorecard to transparently measure and report our sustainability performance. We further embedded our sustainability strategy by linking 25% of long-term incentives for all Partners across the Company to the delivery of annual improvements against the goals set out in the Sustainability Scorecard.

Our safety and environmental priorities are also meaningfully tied to short-term incentives across the organization. In addition, our sustainability philosophy and approach to sustainability governance were core discussion topics during our 2020 investor engagement meetings.

Evolving our human capital strategy to attract, develop, and retain the best talent in the mining industry.

Our Board believes that human capital management and talent development are foundational to Barrick’s continued success. Accordingly, the Board’s involvement in leadership development and succession planning is systematic and ongoing. We continue to draw on the Board’s deep expertise in talent development and allocation and partnership culture to guide the evolution of our human capital strategy which, for 2020, focused on building a future-ready workforce that is multicultural and multigenerational, and supports the execution of our long-term objectives.

Our executive compensation framework is an integral part of our employee value proposition and is periodically reviewed by the Compensation Committee to ensure that it is aligned with our strategic goals, our human capital strategy, and the interests of our shareholders.

We regularly assess and enhance our corporate governance practices. See page 27 and Schedule A of this Circular for additional details on our corporate governance practices.

Barrick Gold Corporation | 2021 Circular	17

The Board strengthened its oversight and stewardship of the Company to navigate through the pandemic

The Board’s rigorous oversight of pandemic-related risks, which was greatly aided by the President and Chief Executive Officer’s first-hand knowledge of the operations, enabled swift and decisive action to manage and mitigate the potential impacts of Covid-19 on Barrick’s operations. In 2020, the Board and its three standing committees received regular in-depth briefings on a wide variety of key topics related to Covid-19, including the implementation of Barrick’s Group-wide pandemic management plan; the controls in place to manage the health and well-being of our site and office-based workforce in the context of Covid-19; updates to Barrick’s financial planning to reflect the potential impacts of Covid-19 while ensuring liquidity and strength; return-to-work planning; as well as updates on the targeted initiatives focused on prevention and support for the communities where we operate. The Audit & Risk Committee performed a critical role in assisting the Board with its oversight of enterprise risks and how these were being managed in a year of unprecedented change, the Corporate Governance & Nominating Committee oversaw Barrick’s response to the sustainability challenges brought about by the pandemic across our portfolio, and the Compensation Committee monitored the impact of Covid-19 on the financial, operational, and sustainability performance across the Group and our sites in the context of Barrick’s overall compensation strategy.

Long-standing stakeholder engagement program remains a priority

Barrick’s business is about partnerships – with our people, governments, communities, suppliers, shareholders, and other stakeholders. This means balancing our own interests and priorities with those of others, helping both Barrick and our partners by working together. It also means embracing a shared sense of responsibility to work constructively on matters of mutual interest and concern. We therefore believe that regular, transparent communication is essential to Barrick’s long-term success, and we have a longstanding practice of regularly engaging with our stakeholders on all aspects of our business. Through our ongoing dialogue, we seek to ensure that our approach to corporate governance is a dynamic framework that can accommodate the evolving demands of a changing business environment and remain responsive to the priorities of our shareholders and other stakeholders. Our Board of Directors carefully considers the wide range of views and feedback exchanged during shareholder engagement meetings.

In 2020, our Lead Director and the Chair of the Compensation Committee participated in discussions with a number of our largest investors representing over 40% of the issued and outstanding Barrick Shares (as of December 31, 2020) to discuss a variety of topics, including our performance, Board oversight of Covid-19 risks, Board composition and corporate governance, sustainability strategy, human capital management, and executive compensation matters. On November 20, 2020, we also hosted our inaugural Virtual Investor Day which was attended by 81 significant shareholders and key analysts. The input we received continues to be incorporated in our Board’s deliberations and decision making. Below is a summary of the key topics discussed and the approach taken to evolve our corporate governance and executive compensation practices.

Key discussion topics in 2020	Progress informed by shareholder feedback

Continued Board renewal and commitment to diversity, with a particular emphasis on appointing additional women

✓   We added three Randgold directors to the Board on the closing of the Merger on January 1, 2019, and since then we have added two new female directors, each bringing diverse attributes, viewpoints, and experiences, with fresh perspectives, to Barrick. As of March 25, 2021, our Board is comprised of 80% of directors who have been determined to be independent.

✓   In addition to the appointment of Ms. Loreto Silva in August 2019, we appointed Ms. Anne Kabagambe to the Board in November 2020 following a rigorous search process. Ms. Kabagambe brings to the Board an independent perspective and deep understanding of international business, informed by her extensive experience engaging with governments and the private sector, particularly in the global resource, banking, and education sectors, through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries. Ms. Kabagambe’s appointment increases the proportion of female Board directors to 20%.

✓   In furtherance of our commitment to Board diversity, the Board recently approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. In keeping with this commitment, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board.

Our sustainability strategy and approach to sustainability governance

✓   We developed an industry-leading Sustainability Scorecard comprised of 18 indicators, which were informed by our investor and sustainability reporting expectations, to rate our ESG performance against our peers across five pillars: Health and Safety, Social and Economic Development, Human Rights, the Environment, and Governance.

✓   In the first half of the year, a team led by the Group Sustainability Executive held a virtual roundtable with the ESG research and raters community, followed by individual meetings in the second half of the year.

18	Barrick Gold Corporation | 2021 Circular

Key discussion topics in 2020	Progress informed by shareholder feedback

Performance-based compensation framework aligned with our business, sustainability, and human capital strategy, and with compensation outcomes aligned to the long-term shareholder experience

✓   We refined our Long-Term Company Scorecard measures to align with our long-term strategy, including the introduction of a relative TSR measure, as well as linking 25% to our industry-leading Sustainability Scorecard and 10% to the evolution of our human capital strategy to underscore our commitments.

✓   We introduced a multi-year performance period for certain financial measures including in the Long-Term Company Scorecard to evaluate our achievements under the leadership of the President and Chief Executive Officer following the Merger.

✓   We introduced tranche vesting for the PGSU Plan to accelerate share ownership and to amplify our ability to create real value for our Partners, while maintaining market-leading post-vesting holding and share ownership requirements to reinforce the alignment with the long-term shareholder experience.

✓   We designed the Executive Chairman’s Long-Term Incentive (LTI) award to be tied entirely to our relative TSR performance over a three-year period to align his compensation with the experience of our shareholders.

Barrick’s response to Covid-19

✓   The Board actively oversaw Barrick’s response to the Covid-19 pandemic to decisively manage the impact of the virus on our people, our business, and the communities in which we operate.

✓   Through our flat, integrated and agile management structure, we collected and relayed pandemic-related information on a daily basis and rapidly responded to the virus to mitigate its impact and deliver strong results for the year.

✓   We introduced Covid-19 safety protocols and procedures at all operations to safeguard our employees.

✓   We reviewed our travel protocol to facilitate return-to-work under strict conditions and adopted the World Health Organization’s clinical-based protocol for the discontinuation of quarantine, which ensured the protection of our people while supporting the sustainability of our business. We engaged our host communities as a supportive partner by providing medical supplies and equipment for our local clinics and isolation centers (including the provision of food parcels and other essentials for vulnerable groups and the establishment of funds to help drive and support economic recovery for local businesses).

✓   We invested over $30 million in wide-ranging support for host governments and local communities impacted by the pandemic.

The previous say on pay advisory vote held in 2020 was supported with the approval of 94.84% of our shareholders. We will continue to consider the feedback that we receive from our shareholders and the outcome of our future say on pay advisory votes when evaluating our approach to corporate governance and making compensation decisions for our Executive Chairman and Named Partners.

How to Contact Us

Our Board

Provide feedback to our Board by writing to our Executive Chairman

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

Our Independent Directors

Communicate with our independent directors by writing to our Lead Director

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Investor Relations

Contact our Investor Relations Department to communicate with management any time

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

For more details on how to contact us, see our Shareholder Engagement Policy on our website at www.barrick.com/about/governance or “Communications and Shareholder Engagement” in Schedule A of this Circular.

Barrick Gold Corporation | 2021 Circular	19

Our Board has a mosaic of skills to support our strategy and embraces diversity of backgrounds, experiences, and viewpoints to effectively represent our stakeholders globally

Our Corporate Governance & Nominating Committee has identified the experience and expertise that are necessary to support Barrick in delivering consistent and growing returns and achieving the Company’s strategy. Having the best technical talent in the industry, building long-term partnerships with stakeholders, obtaining community support, negotiating taxation and other benefit sharing arrangements, obtaining necessary permits, and protecting communities and the environment are all critical to the success of our business. Achieving this objective requires engagement with a diverse group of stakeholders at the local, national, and international levels.

We therefore believe our Board nominees must strike the right balance between those who have expertise in mining operations and strong financial acumen, with the skills and experience necessary to ensure our business can secure and maintain our license to operate and manage risks appropriately. Our slate of ten directors for election at the Meeting was carefully constructed to ensure that our Board represents key business geographies and is composed of individuals whose backgrounds reflect the diversity of our stakeholders.

Consistent with our commitment to increasing the Board’s diversity, we have appointed two highly qualified female directors to our Board who were each identified and evaluated through a rigorous director search process overseen by the Corporate Governance & Nominating Committee. Ms. Loreto Silva was appointed to the Board in August 2019 and Ms. Anne Kabagambe was appointed to the Board in November 2020. In addition, each director nominee contributes to the Board’s overall diversity by providing a diversity of thought, a diversity of perspectives, personal and professional experiences, and backgrounds, as well as other characteristics such as international business experience. In recognition of these benefits and to further our commitment to Board diversity, the Board recently approved amendments to our Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. In keeping with this commitment, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board.

For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular. For more details on our director nominees, see “Director Nominees” on the next page or “Directors” on page 34.

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Director Nominees

We believe our director nominees bring a breadth of knowledge, diversity, and strategically relevant backgrounds to the Company and reflect the global scale of the challenges, risks, and opportunities facing our business. For more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Overview of our Board’s Profile												TOTAL (of 10)

	Mining Operations	✓					✓		✓			3
	Health, Safety & Environmental	✓					✓	✓		✓		4
	Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓		✓	9
	Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓		✓	✓	9
	M&A Execution	✓		✓	✓	✓			✓		✓	6
	International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓	✓	✓	8
	Government and Regulatory Affairs & Community Relations	✓	✓			✓		✓		✓	✓	6
	Risk Management	✓		✓	✓		✓		✓	✓	✓	7
Age		62	75	52	63	74	70	64	67	56	67	Average 65 years
Board Tenure		2	18	2	7	7	15	0.5	2	1	9	Average 6 years
Independence*		CEO	✓	✓	✓	✓	✓	✓	✓	✓	EC	8 (80%)
Gender	Male	✓	✓	✓	✓	✓	✓		✓		✓	8 (80%)
	Female							✓		✓		2 (20%)
Current membership on other public boards		1	N/A	1	1	N/A	2	N/A	N/A	1	1	Average 1

                  * CEO = President and Chief Executive Officer; EC = Executive Chairman

Legend:

Mining Operations: Experience at a senior level with mining operations, including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through best-in-class operational standards, building operational leadership capabilities, and fostering innovation.

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory requirements and understanding of the importance of diversity to a global company with a diverse set of stakeholders, informed by experience of race, ethnicity, and/or nationality. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the key risk areas that a company faces, and an ability to probe risk controls and exposures.

Barrick Gold Corporation | 2021 Circular	21

Compensation Discussion & Analysis Highlights

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

Why should shareholders approve our Say on Pay?

Barrick has met production targets for 2020 as a result of consistent operating performance across the Group that demonstrated management’s ability to manage the impact of the Covid-19 pandemic and other challenges. Our flat, decentralized, and agile management structure, combined with our commitment to being a good corporate citizen and a welcome neighbor have enabled us to deliver on our promises, progress our strategy, and create value for all of our stakeholders. Our compensation philosophy is to pay for performance and our decisions continue to reflect this philosophy. The Compensation Committee oversees and evaluates our approach to executive compensation against our strategy, competitive practices, regulatory developments, and corporate governance trends. A number of shareholder-friendly enhancements were applied to our executive compensation framework following an extensive, multi-year review process to ensure alignment with our business and human capital strategy. These enhancements include a stringent clawback policy, rigorous holding and share ownership requirements, and challenging targets for incentive awards aligned with goals communicated to shareholders at the beginning of the year.

Overview of executive compensation enhancements implemented:
✓

To further reinforce our ownership culture, we updated our cornerstone PGSU Plan to accelerate share ownership through a phased vesting schedule and to provide access to vested awards, subject to the achievement of market-leading share ownership requirements

✓

To further underscore our commitment to maintaining market-leading share ownership requirements, all of our Partners are now required to retain at least 50% of their minimum share ownership requirement in actual Barrick Shares

✓

We refined our Long-Term Company Scorecard measures to align with our long-term strategy and introduced a multi-year period to evaluate our achievements under the leadership of our President and Chief Executive Officer following the Merger

✓	We tied the Executive Chairman’s LTI award entirely to relative TSR performance over a three-year period to reinforce alignment with the overall long-term shareholder experience

Our ownership culture is critical to who we are and how we work at Barrick. As a Company of owners, our compensation system is designed to reward performance and drive accountability through shared ownership

How we promote and support our ownership culture across the organization:

•	All Barrick Shares earned through compensation by our Partners are subject to shareholding requirements that far exceed those of our peers and the broader market.

•	100% of LTI for our Partners, including Named Partners, is delivered in the form of PGSUs.

•	We do not award deferred cash incentives for executive compensation purposes.

•

60% of the Executive Chairman’s 2020 LTI award was used to purchase Barrick Shares on the open market that cannot be sold until the later of (a) three years from the date of purchase and (b) the date the Executive Chairman retires or leaves the Company.

•	Within five years of joining the Board, non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or DSUs.

Our ownership culture is becoming stronger and deeper across the organization:

•	Collectively, our Named Partners own over 6.2 million Barrick Shares worth more than $123 million as at March 25, 2021, further reinforcing our ownership culture across the organization.

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We have a balanced incentive compensation framework that supports our strategy, reinforces our commitment to sustainability, and rewards long-term value creation

Reflecting our pay-for-performance philosophy, 100% of all incentive compensation awarded to our NEOs is performance-based. Barrick’s definition of value encompasses the economic benefits we deliver to all our stakeholders; the care with which we treat our people, communities, and the environment; our creation of opportunities for advancement in countries that lack them; our strategic focus on long-term sustainability; and the superior returns we generate for our fellow owners. The performance measures that we have selected for our incentive plans therefore reflect our accountability for delivering on this broader definition of sustainable value creation.

In keeping with our high performance culture, we disclose our performance measures and objectives which hold management accountable for the goals we set out to achieve each year and over the long-term to deliver on our strategy. We review our business plan at the beginning of each year to define the key areas of focus and priority actions for each role. We also review the Long-Term Company Scorecard against our strategic plan to ensure the performance measures support the delivery of our long-term strategy. Long-term performance ranges are reviewed and set based on challenging levels of performance that reflect Barrick’s Life of Mine Plans, shareholder expectations, the competitive environment, and Barrick’s strategy.

	Eligibility
Incentive plan	Partners	Executive Chairman	Overview	Performance Basis
API Program	✓

Variable annual cash compensation to motivate and reward our Partners for achieving annual goals and strategic milestones that are critical to our strategic priorities.

Awards, if earned based on performance, are capped at 300% of salary.

100% based on tailored scorecards that reflect individual accountability for strategy execution. Individual scorecards include financial and non-financial objectives linked to our annual strategic priorities, including our commitment to create a zero-harm workplace, foster genuine partnerships with the countries and local communities in which we operate, and build a sustainable legacy.

PGSU Plan	✓

Variable long-term equity-based compensation with a multi-year performance period and tranche vesting in one-third increments over a 33-month period to motivate and reward our Partners for achieving multi-year strategic priorities.

PGSU awards are earned based on a multi-year assessment of our achievements and progress towards pre-established performance measures captured through the Long-Term Company Scorecard.

Awards, if earned based on performance, are capped at 300% to 600% of salary based on role.

				100% based on the Long-Term Company Scorecard comprised of seven performance measures selected to support the delivery of our multi-year strategic priorities:
				Relative TSR	15%
				Positive Free Cash Flow(1) per Share	15%
				Robust Dividend per Share	10%
				Capital Project Execution	10%
				Strategic Execution	15%
				ESG & License to Operate	25%
				Human Capital	10%
				See page 58 for more information on why we believe these long-term metrics are important to us, and our prospective disclosure of the 2021 Long-Term Company Scorecard on page 54.

Executive Chairman LTI Plan		✓	Variable long-term compensation to promote alignment with the long-term shareholder experience. Awards, if earned based on performance, are capped at 175% of salary.	100% based on Relative TSR versus the MSCI World Metals & Mining Index. This performance framework was developed in consultation with our shareholders. See page 71 for further details.

(1)

Free cash flow is a non-GAAP financial measure that does not have any standardized definition under IFRS and may not be comparable to similar measures of performance presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further details regarding non-GAAP financial measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

Barrick Gold Corporation | 2021 Circular	23

We have a shareholder-friendly compensation system that does not encourage unnecessary and excessive risk-taking

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors, management and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and use their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓

We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do
✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

Capital Reduction and Return of Capital

The Board recommends a vote FOR approval of the Capital Reduction.

At the time the Merger was announced in September 2018, Barrick articulated a robust strategy to return surplus funds to shareholders. Since then, Barrick’s commitment to this strategy has resulted in a threefold increase to its quarterly dividend per share. The proposed Return of Capital represents an opportunity for Barrick to return surplus funds from asset dispositions to shareholders in a tax-efficient manner. Barrick is proposing a reduction in the capital in respect of the Barrick Shares by an aggregate amount equal to $750 million, which will enable Barrick to distribute the same amount to Barrick shareholders as a Return of Capital. Barrick anticipates carrying out the Return of Capital through three distributions to shareholders of record on each Return of Capital Record Date. The three proposed distributions are expected to be paid to such shareholders in June, September, and December 2021. Based on the number of issued and outstanding Barrick Shares as of December 31, 2020, each distribution is expected to be approximately $0.14 per Barrick Share (or approximately $0.42 per Barrick Share for the three distributions), subject to the discretion of the Board to change the amount distributed in each tranche, up to a maximum aggregate distribution of $750 million, and applicable law.

Below are questions and answers relating to the Capital Reduction and Return of Capital that are intended to address certain key questions concerning the Capital Reduction and Return of Capital. The following is qualified in its entirety by the more detailed information appearing elsewhere in this Circular, including Schedule G.

What are the Capital Reduction and Return of Capital?

The Capital Reduction is a proposed reduction in the capital in respect of the Barrick Shares by an aggregate amount equal to $750 million. Approval of the Capital Reduction enables Barrick to distribute the same amount to Barrick shareholders as a Return of Capital. Based on the number of issued and outstanding Barrick Shares as of December 31, 2020, the Return of Capital is expected to be carried out through three proposed distributions to shareholders of approximately $0.14 per Barrick Share per distribution (or approximately $0.42 per Barrick Share for the three distributions).

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Why am I being asked to approve the Capital Reduction?

Section 74(1) of the BCBCA provides that, subject to certain exceptions, a company may reduce its capital if, among other things, it is authorized to do so by a special resolution of its shareholders passed by not less than two-thirds of the votes cast by holders of shares entitled to vote on such resolution. The Capital Reduction is intended to enable the Return of Capital. If shareholders do not approve the Capital Reduction Resolution at the Meeting, Barrick will not be able to complete the Return of Capital on the terms and on the timing currently proposed.

Does the Board support the Capital Reduction?

Yes, the Board unanimously recommends that shareholders vote FOR the Capital Reduction Resolution.

Why should I vote FOR the Capital Reduction Resolution?

At the time the Merger was announced, Barrick articulated a robust strategy to return surplus funds to shareholders. Since then, Barrick’s commitment to this strategy has resulted in a threefold increase to its quarterly dividend per share. Consistent with this strategy, Barrick is proposing the Capital Reduction and the Return of Capital in order to distribute to shareholders a significant portion of the aggregate Sale Proceeds received by Barrick and its affiliates as a result of the Massawa Sale, KCGM Sale, Shandong Share Sale and other dispositions. The Board determined that the Capital Reduction and the Return of Capital are a tax efficient way to return surplus funds to shareholders from major divestitures. In addition to the quarterly dividend, which is currently $0.09 per Barrick Share, the Return of Capital is intended to provide shareholders with a significantly enhanced return in 2021.

Why is Barrick structuring this special distribution as a Return of Capital?

The Board considered a variety of potential alternatives regarding the redeployment of the Company’s share of the Sale Proceeds, including, among other things, debt repayment, special dividends or distributions (including the Return of Capital), share repurchases, asset acquisitions, capital expenditures, and other cash management activities. The Board has determined that the Return of Capital is the best use of $750 million of the Sale Proceeds for the Company and its shareholders. Moreover, distributions in the form of a Return of Capital, in many cases, give rise to preferential tax treatment when compared to dividends. See “Certain Federal Income Tax Considerations” below. The Board continues to review further returns to shareholders, which will be balanced and evaluated equally across other capital uses, including organic growth, disciplined M&A, and debt management.

What approvals are required to complete the Capital Reduction and the Return of Capital?

Barrick’s ability to effect the Capital Reduction and the Return of Capital is conditional upon, among other things:

•	Approval of the Capital Reduction Resolution by the affirmative vote of two-thirds of the votes cast by shareholders present at the Meeting or represented by proxy; and

•	Compliance with applicable legal requirements.

In addition, the Board has reserved the right to modify, reduce, or abandon (but not increase the aggregate amount of) the Capital Reduction and the Return of Capital without further approval from shareholders. As a result, the Board may in its sole discretion determine to, among other things, modify (but not increase) the aggregate amount of the Return of Capital, increase or decrease the amount distributed per tranche of the Return of Capital, or modify the proposed timing for the distribution of each tranche of the Return of Capital.

How did Barrick determine the amount of the Capital Reduction and the Return of Capital?

Since 2019, Barrick and its subsidiaries have carried out a number of transactions outside the ordinary course of business to monetize certain of its assets, including the following:

•

On November 28, 2019, the Company’s wholly-owned subsidiary, Barrick Admin Company Pty Limited, sold its 50% indirect interest in the Kalgoorlie Super Pit gold mine in Western Australia to Saracen Mineral Holdings Limited for gross sale proceeds of $750 million in cash, subject to certain adjustments.

•

On March 4, 2020, the Company’s wholly-owned subsidiary, sold its indirect interest in the Massawa gold project in Senegal for $256 million in cash (net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction), and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. Barrick has subsequently received full repayment of the outstanding loan.

•

On June 16, 2020, Barrick completed the sale of 79,268,800 shares of Shandong Gold Mining Co., Ltd., representing the majority of its strategic position, for gross sale proceeds of approximately $210 million. In addition, Barrick and its affiliates have completed a number of other non-core asset dispositions in 2020 and further dispositions may occur in 2021.

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Barrick is proposing the Capital Reduction and the Return of Capital in order to distribute to shareholders a significant portion of the aggregate Sale Proceeds from these transactions. The aggregate amount to be paid pursuant to the Return of Capital is equal to $750 million, representing approximately $0.42 per Barrick Share, and is expected to be paid in three equal tranches of approximately $0.14 per Barrick Share (based on the number of issued and outstanding Barrick Shares as of December 31, 2020), subject to the discretion of the Board to change the amount distributed in each tranche, up to a maximum aggregate distribution of $750 million, and applicable law. The first tranche will be derived from the net proceeds from the Massawa Sale, the second tranche will be derived from the net proceeds from the KCGM Sale, and the final tranche will be derived from the net proceeds of the Shandong Share Sale and other dispositions made by Barrick and its affiliates outside of the ordinary course of their businesses.

Who is entitled to receive the Return of Capital?

If the Capital Reduction Resolution is approved by shareholders at the Meeting, the Return of Capital is proposed to be effected in three equal tranches to shareholders of record on each Return of Capital Record Date. The aggregate amount to be paid pursuant to the Return of Capital is $750 million. Based on the number of issued and outstanding Barrick Shares as of December 31, 2020, shareholders of record on each Return of Capital Record Date are expected to receive approximately $0.14 per Barrick Share per tranche (or a total of approximately $0.42 per Barrick Share for the three tranches), subject to the discretion of the Board to change the amount distributed in each tranche, up to a maximum aggregate distribution of $750 million.

When does Barrick expect to make the Return of Capital?

The Return of Capital is proposed to be effected in three equal tranches to shareholders of record on each Return of Capital Record Date. If the Capital Reduction Resolution is approved by shareholders at the Meeting, the Board intends to give effect to the Return of Capital, subject to applicable laws and the exercise by the Board of its fiduciary duties. Prior to the first tranche of the Return of Capital, the Company will issue a news release announcing the amount of the first Return of Capital and the first Return of Capital Record Date. The Company will issue subsequent news releases announcing the second and third tranches of the Return of Capital and the second and third Return of Capital Record Dates prior to each such Return of Capital Record Date. It is expected that each of the three tranches of the Return of Capital will be paid within 20 days following the applicable Return of Capital Record Date.

Will the Capital Reduction and the Return of Capital impact the amount of Barrick’s quarterly dividend?

Barrick’s quarterly dividend is declared at the sole discretion of the Board of Directors and will be evaluated quarterly based on the performance and financial position of the Company. The current dividend level of $0.09 per Barrick Share per quarter is not expected to be negatively impacted by the proposed Capital Reduction and Return of Capital.

What are the income tax considerations of the Return of Capital?

The summaries below are not intended to be legal or tax advice, and are qualified in their entirety by the more detailed summary of certain of the material Canadian, United States, and United Kingdom federal income tax consequences of the Return of Capital applicable to shareholders set out elsewhere in this Circular. Shareholders should consult their own tax advisors as to the tax consequences of the Capital Reduction and the Return of Capital to them with respect to their particular circumstances.

A Non-Resident Holder (including a shareholder who is resident in the United States or in the United Kingdom) will not be subject to non-resident Canadian withholding tax on the Return of Capital.

Canada

The Return of Capital is not expected to have immediate Canadian federal income tax consequences for shareholders, but will reduce the adjusted cost base of the Barrick Shares held by Resident Holders and Non-Resident Holders by the amount of the Return of Capital received by such shareholder.

See “Certain Federal Income Tax Considerations – Certain Canadian Federal Income Tax Considerations”.

United States

The Return of Capital will likely be treated as dividends for United States federal income tax purposes for shareholders who are U.S. Holders. See “Certain Federal Income Tax Considerations – Certain United States Federal Income Tax Considerations”.

United Kingdom

The Return of Capital is expected to be treated as a part disposal of the investors shareholding, subject to the small disposal rules, which will result in a capital gain and is subject to tax. See “Certain Federal Income Tax Considerations – Certain United Kingdom Federal Income Tax Considerations”.

Do I have dissent rights?

No. Under the BCBCA, shareholders are not entitled to exercise dissent rights with respect to the Capital Reduction and Return of Capital.

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Our Commitment to Corporate Governance

Effective governance is a foundation of our performance and success.

The following sections provide an overview of how we have continued to build the right Board with experience and expertise that complements our strategy, how we approach corporate governance, and how our Board oversees enterprise-wide risks.

Schedule A of this Circular contains a detailed description of our corporate governance practices in accordance with the applicable rules and standards of the Canadian Securities Administrators, the Toronto Stock Exchange (TSX), and the New York Stock Exchange (NYSE). We are committed to our governance practices being state-of-the-art and generally abide by the rules of the NYSE Standards, even though most of them do not directly apply to Barrick as a Canadian company.

Board Composition and Refreshment

Barrick has nominated ten directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners, by developing strategic priorities to create long-term value per share and ensuring that Barrick successfully executes these strategic priorities. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and our Board committee chairs.

In furtherance of our initiative of ongoing Board renewal and our commitment to increasing the Board’s diversity, Barrick appointed Ms. Loreto Silva as a director in August 2019 and Ms. Anne Kabagambe as a director in November 2020, following a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. Ms. Silva brings to the Board significant expertise in large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus in South America, and Ms. Kabagambe brings to the Board an independent perspective and deep understanding of international business, informed by her extensive experience engaging with governments and the private sector, particularly in the global resource, banking, and education sectors, through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries (including Tanzania and Zambia). Ms. Kabagambe’s appointment increases the proportion of female directors on the Board to 20%.

We intend to continue our initiative of ongoing Board renewal, with a view to increasing the Board’s diversity. To this end, the Corporate Governance & Nominating Committee is currently looking for a compelling and qualified female candidate to appoint to the Board. In addition, the Board amended the Diversity Policy in 2021 to include an aspirational target for women to represent at least 30% of directors by the end of 2022. For more details on the director search and selection process, see “Corporate Governance – Board Composition and Nomination of Directors” in Schedule A of this Circular, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Board and Senior Leadership Structure

John L. Thornton serves as Executive Chairman of Barrick, providing leadership at the Board level and guiding business decisions on a macro level. Mark Bristow is President and Chief Executive Officer, overseeing the day-to-day operations of the business. Graham Shuttleworth is Senior Executive Vice-President, Chief Financial Officer and Kevin Thomson serves as Senior Executive Vice-President, Strategic Matters.

The respective duties, responsibilities, and relationships among the Board, the Executive Chairman, and the President and Chief Executive Officer are described in greater detail below.

Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values. See “Board Mandate and Responsibilities” in Schedule A of this Circular.

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Executive Chairman

The Executive Chairman is appointed by the Board. His primary functions include providing leadership and direction to the Board, facilitating the functions and responsibilities of the Board according to its mandate, and assuming responsibility for the strategic initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, working with the Board and the President and Chief Executive Officer to develop strategies for the Company’s future growth, to ensure that Barrick’s operations are managed according to best-in-class practices, and to maintain strong and constructive relationships with strategic partners, including host governments and stakeholders in countries of critical importance to Barrick. See “Our Governance and Leadership Structure – Executive Chairman” in Schedule A of this Circular.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis and monitoring operational performance, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. The President and Chief Executive Officer is responsible for managing the Company’s internal control framework and reporting to the Corporate Governance & Nominating Committee on Barrick’s progress towards its corporate responsibility objectives. Among other things, the President and Chief Executive Officer is also responsible for overseeing the implementation of our decentralized management ethos with a strong ownership culture, and streamlining management and operations to eliminate non-essential costs. See “Our Governance and Leadership Structure – President and Chief Executive Officer” in Schedule A of this Circular.

Regionally-Focused Leadership Teams

Under the oversight of the President and Chief Executive Officer, Barrick has implemented a flat management structure with a strong ownership culture through the establishment of regionally-focused leadership teams in each of the geographies where Barrick operates (i.e., North America, Latin America and Asia Pacific, and Africa and the Middle East). By delegating authority to the executives and teams that are directly responsible for overseeing these regions, while streamlining management and operations to eliminate non-essential costs, Barrick expects to be better-positioned to deliver long-term value to its shareholders.

In addition, Barrick has established leadership teams whose responsibility is to focus on: (i) finance, risk management, business assurance, information technology, and supply chain; (ii) strategic matters; (iii) exploration and geology; (iv) mineral resource management; (v) metallurgy, engineering, and capital projects; (vi) health, safety and environment, and sustainability; (vii) legal; (viii) human resources; and (ix) corporate communications. Each of these teams, together with the regional operating teams, reports directly to the President and Chief Executive Officer whose objective is to ensure the seamless operation of the entire organization with a view to driving value creation.

Director Search Process

We identify director candidates through a rigorous search and selection process overseen by our Corporate Governance & Nominating Committee. As required, Barrick retains an external search firm to identify potential candidates. The aim of this process is to supplement the Board with individuals possessing complementary skills. In particular, consistent with our Diversity Policy, Barrick has been working to increase the gender diversity of its Board as it continues to seek out directors whose skills, professional experiences, and backgrounds are able to best address the opportunities, challenges, and risks of our business. With the appointment of Ms. Anne Kabagambe in November 2020, a highly qualified female director with extensive experience doing business in Africa, 20% of the nominees to Barrick’s Board are women. In furtherance of our initiative of ongoing Board renewal and our commitment to increasing the Board’s diversity, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board. In addition, the Board amended the Diversity Policy in 2021 to include an aspirational target for women to represent at least 30% of directors by the end of 2022. See “Our Commitment to Corporate Governance – Board Composition and Refreshment” on page 27, and for more details on our Diversity Policy, see “Diversity Initiatives” in Schedule A of this Circular.

Our Approach to Corporate Governance

✓	Our Board is independent.

•	Board Independence: We adopted a minimum independence standard of two-thirds for our Board. As of March 25, 2021, our Board is comprised of 80% of directors who have been determined to be independent.

•	Committee Independence: All of our Board committees are comprised entirely of independent directors.

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•

Independent Sessions: Our Corporate Governance Guidelines mandate that an in camera session follows every Board meeting (including special meetings) at which the independent directors meet without the non-independent directors and without any other officers or employees present.

•

Enhanced Board Interlocks Policy: Our guidelines limit the number of board interlocks that can exist at any time to no more than two and prohibit any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 25, 2021, there are no board interlocks on the Board.

✓	Our Board is effective.

•

Board Assessment: The Board, its committees, and individual directors participate in an annual assessment process in which the Lead Director and the Chair of the Corporate Governance & Nominating Committee jointly interview each of the directors. The interview process includes director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the committee chairs. The results of the assessment process are reviewed with the entire Board, and the Lead Director and Chair of the Corporate Governance & Nominating Committee meet with the individual directors to share feedback from the peer reviews.

•

Continuing Education for Directors: We continue to enhance the ongoing education of our directors. Continuing education sessions are incorporated into all regularly scheduled Board meetings. In addition, during 2020 a comprehensive orientation program for new directors was conducted entirely online. For further details on the education program for 2020, see “Board Orientation and Continuing Education” in Schedule A of this Circular.

✓	Our Board is responsive.

•

Shareholder Engagement Policy: The Board has adopted a formal Shareholder Engagement Policy. The Shareholder Engagement Policy is designed to facilitate an open dialogue and exchange of ideas between our Board and our shareholders. We encourage our shareholders to review the policy and to reach out to our directors to discuss matters of significance. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance.

•

Majority Voting Policy: Any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election, in an uncontested election, must promptly tender his or her resignation to the Executive Chairman, or in the case of the Executive Chairman, to the Lead Director. The resignation will be accepted absent exceptional circumstances.

•

Governance-Focused Shareholder Engagement: In late 2020, the Lead Director and the Chair of the Compensation Committee met with significant shareholders representing over 40% of the issued and outstanding Barrick Shares (as of December 31, 2020) to provide an update on a variety of topics, including our performance; Board risk oversight of Covid-19; Board composition and corporate governance, including Board renewal and diversity; sustainability strategy; human capital management; and executive compensation matters.

•

Sustainability-Focused Shareholder Engagement: Throughout 2020, the Group Sustainability Executive met with significant shareholders and leading ESG ratings firms to discuss Barrick’s sustainability vision, policies, approach, and site-level performance, including Board and management oversight of sustainability matters. In addition, as noted above, our Lead Director, Chair of the Compensation Committee, and Human Resources Executive also participated in discussions with significant shareholders representing over 40% of the issued and outstanding Barrick Shares (as of December 31, 2020) to provide an overview of the Board’s role in overseeing the Company’s approach to sustainability and how sustainability performance is reflected in incentive compensation.

•

Virtual Investor Day: On November 20, 2020, Barrick hosted its inaugural Virtual Investor Day which was attended by 81 significant shareholders and key analysts. The President and Chief Executive Officer and other senior members of management highlighted Barrick’s long-term vision for generating shareholder value and provided an overview of Barrick’s regional operations; its financial and information technology strategy; its approach to exploration and mineral resource management; its sustainability strategy; and human capital management matters.

•

Quarterly Results Presentations: Throughout 2020, the President and Chief Executive Officer hosted four presentations to discuss Barrick’s quarterly financial, operational, and exploration results, as well as updates on our strategy and organizational structure. The first presentation, in February 2020, was held in-person, and was followed by three virtual presentations through a live video stream which allowed participants to ask questions and participate in “real time”.

•

Covid-19 Response: Throughout 2020, the Board received regular Covid-19 updates and provided active oversight during the pandemic to decisively manage the impact of the virus on our people, our business, and the communities in which we operate. Our flat, integrated, and agile management structure helped Barrick collect and relay pandemic-related information on a daily basis and rapidly respond to the virus and implement measures to mitigate its impact and deliver strong results for the year.

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✓	Our approach to corporate governance evolves with state-of-the-art practices.

•

Enhanced Clawback Policy: Our Clawback Policy subjects incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; other Partners; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct has occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. See “Enhanced Clawback Policy” on page 78.

•

Share Ownership Policies for Non-Executive Directors and Executives: Barrick maintains minimum share ownership requirements for its directors, executives, and other officers. Non-executive directors are required to hold at least three times the value of their annual Board retainer in Barrick Shares and/or Deferred Share Units (DSUs) within five years of joining the Board. Our Executive Chairman is required to hold at least four times his salary in Barrick Shares and DSUs. Our President and Chief Executive Officer is required to hold ten times his salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date of his appointment and February 2025. Our other Named Partners are required to hold five times their salary in Barrick Shares, RSUs, and PGSUs within the later of five years from the date they become a Partner and February 2025. To further underscore our commitment to maintaining market-leading share ownership requirements, Partners are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares. See “Report on Director Compensation and Equity Ownership – Director Share Ownership Requirements” on page 47 and “2020 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 78.

•

Anti-Hedging Policy: Barrick has a formal Anti-Hedging Policy prohibiting all officers and directors from hedging the economic exposure of their ownership of Barrick Shares and equity-based LTI compensation.

•

Innovative Approach to Disclosure: Since 2018, Barrick has issued an online digital information circular (Digital Circular) that modernizes the way that proxy materials are presented to shareholders and makes proxy-related information more accessible and interactive. Barrick’s 2021 Digital Circular will be available on our website at www.barrick2021circular.com starting in April 2021.

•

Enhanced Shareholder Communication: Barrick established a designated Investor Relations hotline to supplement the existing email address. The hotline provides shareholders with improved access to the Company and facilitates shareholder engagement. Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage, and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing, and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant committees of the Board of Directors on the effectiveness of key control activities.

By further decentralizing our corporate office, we have continued to accelerate the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by promoting faster information sharing and greater transparency. We hold a Weekly Executive Review, which is the main forum to raise and discuss risks facing the operations and organization more broadly. The Weekly Executive Review is held among the President and Chief Executive Officer and other key executives, including the Senior Executive Vice-President, Strategic Matters; Senior Executive Vice-President, Chief Financial Officer; our regional Chief Operating Officers; and senior management.

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The Board and its committees are responsible for overseeing the Company’s enterprise risk and internal control frameworks, risk management and major financial risks and financial reporting exposures, the alignment of Barrick’s executive compensation programs with strategic priorities, and the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures. The Audit & Risk Committee assists the Board in, among other things, overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks.

During 2020, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the Company and how they are being managed. In-depth briefings were delivered on specific topics to provide a more detailed understanding of risks and management’s risk mitigation strategies, where appropriate. For example, during 2020, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including the Company’s management of the Covid-19 pandemic and its potential impact on Barrick’s business; strategies for the management and mitigation of geopolitical risks; the management of legacy and emerging tax risks across Barrick’s portfolio of assets; matters relating to the extension of the Special Mining Lease for the Porgera mine in Papua New Guinea and governmental engagement strategy; the implementation of the framework agreement for the resolution of outstanding disputes with the Government of Tanzania and the integration of legacy assets of Acacia Mining plc; bribery and anti-corruption risks; Barrick’s sustainability strategy; Barrick’s approach to addressing climate change-related risks and related public disclosure based on the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD); and matters relating to the implementation of new enterprise resource planning and reporting platforms. In addition, management provided a briefing on Barrick’s cybersecurity strategy and the management of key cyber-related risks at every Audit & Risk Committee meeting in 2020.

For a more detailed description of our risk oversight processes, see “Risk Oversight” in Schedule A of this Circular.

Our Sustainability Vision, Mission, and Guiding Principles

At Barrick, ESG management provides us with a holistic and thorough way to assess new opportunities, mitigate risks, and protect our business. Focusing on ESG management has long been of critical importance to Barrick and is enshrined in our Company DNA. Our commitments to respecting human rights, protecting the health and safety of our people and local communities, sharing the benefits of our operations, and managing our impact on the environment are core business issues, and are embedded in our decision-making processes and every facet of our operations. These commitments are enshrined in our sustainability vision, mission, and our guiding principles. Since the Merger in 2019, we have strengthened our focus on building our social license to operate through the following guiding principles:

The Primacy of Partnership

We have placed communities at the centre of decision-making through a partnership approach which is epitomised by our Community Development Committees (CDCs). Each CDC, which is comprised of a mix of local leaders and community members, is responsible for allocating community investment budgets to those projects most needed by the local communities.

Sharing Benefits

We firmly believe the communities and countries in which we operate should also benefit from the development and extraction of their natural resources. To ensure benefits flow to these communities and countries, we hire local and host country nationals at all levels of the Company. We leverage our supply chain and buying power to support local and host country businesses. We prioritize procurement processes from local companies, followed by those from the larger region or host country. In 2020, Barrick procured $4.5 billion of goods and services, from suppliers based in our host countries. We provide significant income to our host countries and help fund vital services and infrastructure through taxes, royalties, and dividends, which we believe should reflect our profitability and success as a business. Our approach is to pay the right amount of tax, in the right place, at the right time, and to transparently report all payments we make.

Engaging and Listening to Stakeholders

The most effective community engagement is that which is delivered on the ground, at the local level. Effective engagement also provides a forum for the resolution of community grievances or to discuss the risks and opportunities linked to our mines in a fair and open manner.

Our Approach to Sustainability Governance

Our commitment to sustainability is driven at an operational level, not set in a corporate office as part of a compliance exercise. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites. Each site plays a role in identifying programs, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities.

In furtherance of its commitment to sustainability, following the Merger, Barrick established the E&S Committee, an important mechanism for connecting site-level ownership of sustainability with the leadership of the Company. The E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, in-house legal counsel, the Group Sustainability Executive, and an independent

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sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies, and performance.

In addition to site-level ownership of sustainability opportunities and risks, sustainability is embedded in our Board governance structure. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. The Audit & Risk Committee also reviews the Company’s approach to climate change in the context of Barrick’s public disclosure. The Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change, which is built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

Environmental Stewardship

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents, and manage tailings, are at the top of our agenda.

Our environmental performance has continued to improve with zero Class 1 Environmental Incidents or significant events in 2020 and year-to-date. All operational sites are now ISO 14001 accredited and have achieved rehabilitation/reclamation targets for each site.

Water

Since the Merger, Barrick has renewed its focus on water recycling and reuse, particularly in water-stressed regions. As part of our fit-for-purpose structure, each mine has its own site-specific water management plan, which was developed based on the needs of the host community by considering the local water sources available, the local climate conditions, the needs of local users, and the needs of the mine. We have adopted the internationally-recognized Water Accounting Framework and embedded it at a site level. With proactive site intervention, we have seen marked improvements in this area and our sites are reusing and recycling more water than ever before.

Tailings Management

Safety is at the center of our approach to tailings management and determines how we manage our facilities. In addition to our Tailings Standard, which is aligned to international best practice, we also have six levels of surety that set out the monitoring, review, and assessment required at all of our facilities. During 2020, Barrick was involved in the development and publication of the Global Industry Standard on Tailings Management co-convened by the United Nations Environment Programme, the Principles of Responsible Investment, and the International Council on Metals and Mining. Implementation of these tailings management standards at our sites is already underway.

Our Commitment to Managing Climate Change Risks

The Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and 2020.

Barrick considers climate change, including shifts in temperature and precipitation and more frequent severe weather events, to be a company, community, and global concern. In recognition of the important link between energy use and greenhouse gas (GHG) emissions, in 2019, we updated our GHG emissions reduction target to achieve reductions of at least 10% by 2030, while maintaining a steady production profile. As described in our 2019 Sustainability Report, the basis of this reduction is against a 2018 baseline that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.

Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement that we can demonstrate. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction:

•	Our investment in battery technology at Kibali in the Democratic Republic of Congo, which will further reduce the mine’s requirement for diesel generators.

•	Installation of a 20 MW solar power plant at Loulo-Gounkoto that has been injecting power into the microgrid since the end of the third quarter of 2020.

32	Barrick Gold Corporation | 2021 Circular

•	Conversion of the Quisqueya Power Plant in the Dominican Republic from heavy fuel oil to cleaner burning natural gas.

Our GHG emissions reduction target is not static and will be updated as we continue to identify and drive new GHG emissions reduction opportunities. We will continue our focus on climate change through 2021 and beyond, and we have already committed capital to advance several projects that will further reduce our GHG emissions.

In our upcoming 2020 Sustainability Report, we plan to provide details on an increase in our GHG emissions reduction target to at least 30% by 2030 against the 2018 baseline of 7,541 kT carbon dioxide equivalent per annum, while maintaining a steady production profile. We also expect to provide details on a new interim reduction target of 15%, which is based on feasibility projects that have been identified and are currently being implemented. Ultimately, our vision is net zero GHG emissions achieved primarily through GHG emissions reductions, with some offsets for hard-to-abate emissions. Site-level plans to reduce energy and GHG emissions will also be strengthened, and we plan to supplement our corporate GHG emissions reduction target with context-based site-specific GHG emissions reduction targets.

We continue to align our disclosures with TCFD and will work to incorporate scenario analysis in our future disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Closure

How we close our mines is as important as how we build and operate them. We integrate closure plans across all the stages of the mine life and have developed a new Global Closure Standard, which draws not only from the combined experience of Barrick and Randgold, but also from inputs and advice provided by multiple international authorities. This approach enables us to identify numerous opportunities to close our mines more sustainably and reduce the environmental and social liabilities that previously existed. For example, at Golden Sunlight in Montana, we have removed the active treatment of water emanating from the tailings storage facility by re-treating it and selling the resultant sulphide concentrate to Nevada Gold Mines for use in the roasters, leaving behind benign tailings that will be used to backfill the pit at Golden Sunlight.

Community Development and Employee Safety

Our commitment to our host countries and communities is to empower them economically through a partnership model. Our ability to form and maintain partnerships is just as important to our success as our geological know-how or engineering expertise. We believe that partnerships work best when they reflect realities and when they establish clear mutual interests and benefits. During the course of 2020 we worked hard to establish CDCs at all our operational mines and to establish true partnerships that contributed over $26 million to sustainable community investment projects. We have also continued to strengthen our relationships with our indigenous communities through the new Social Economical Benefits Agreement at Hemlo, and collaborative agreements with the Native American tribes in Nevada.

Barrick is committed to the safety, health, and well-being of our people. As part of our efforts to continually improve our safety performance we launched our “Journey to Zero Harm” initiative in 2020. This initiative is focused on:

•	Visible Felt Leadership and engagement with our workforce;

•	Aligning and improving our standards; and

•	Ensuring accountability to our safety commitments and making sure our employees are fit for duty.

Our focus on safety has helped drive safety performance improvements across the Company in 2020, with Barrick recording fewer overall Lost Time Injuries and Total Recordable Injuries compared to 2019, with the related frequency rates also decreasing year-over-year. Despite our notable progress towards achieving our sustainability vision, we nonetheless fell short of the safety standard we had set for the year, with the tragic workplace fatality of an employee at Kibali in November 2020. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero-harm workplace.

Barrick Gold Corporation | 2021 Circular	33

Directors

The Board recommends a vote FOR all nominees listed below.

We believe our Board nominees must strike the right balance between those who have skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operating expertise and financial and business acumen.

Director Profiles

The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually, and by majority vote. Our majority voting policy provides that any nominee proposed for election as a director in an uncontested election who receives less than a majority of votes cast in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director for Board consideration and that the resignation must be accepted absent exceptional circumstances. There are no contracts, arrangements, or understandings between any director or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company.

All other director information can be found in “Report on Director Compensation and Equity Ownership” on page 46, “Committees of the Board” beginning on page 41, and in Schedule A of this Circular.

Areas of Expertise

Mining Operations

Health, Safety & Environmental

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Talent Development and Allocation & Partnership Culture

Government and Regulatory Affairs & Community Relations

M&A Execution

Risk Management

Mark Bristow (62), Non-Independent, President and Chief Executive Officer of Barrick

Director since: January 2019 Beau Champ, Mauritius	Nationality: South African

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019, following completion of the Merger. Previously, since its incorporation in 1995, Mr. Bristow was the Chief Executive Officer of Randgold following his pioneering exploration work in West Africa. He subsequently led Randgold’s growth through the discovery and development of high quality assets into a major international gold mining business. Mr. Bristow played a pivotal role in promoting the emergence of a sustainable mining industry in Africa, and has a proven track record of delivering significant shareholder value. During his career, Mr. Bristow has held board positions at a number of global gold mining companies. Mr. Bristow holds a Doctorate in Geology from the University of KwaZulu-Natal in South Africa.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	98.8%	1.2%

2019	99.0%	1.0%
			Overall Attendance	100%
Other Public Boards During Past Five Years(1)(2)
Rockwell Diamonds Inc.				(2006 to Present)
Randgold Resources Limited				(1995 to 2018)
Securities Held as at March 1, 2021
Common Shares(3) DSUs PGSUs RSUs(4) Long-Term Incentive Plan Awards (Randgold legacy plan)(5)				5,373,889 Nil 751,345 180,317 480,404

    Meets share ownership requirement for President and Chief Executive Officer

(1)

As a result of provisional liquidation proceedings of its South African operating subsidiaries, Rockwell Diamonds Inc. (RDI) was unable to complete and file its audited financial statements for the year ended February 28, 2018, the corresponding management discussion and analysis and applicable certificates by the prescribed deadline due to funding constraints and uncertainty of the outcome of the provisional liquidation process of its subsidiaries in South Africa. As a result, the Ontario Securities Commission issued a cease trade order in respect of RDI dated July 5, 2018. The cease trade order was revoked by the Ontario Securities Commission effective December 23, 2020, after which the shares of RDI resumed trading on the JSE Limited under the symbol “RDI”. As a result of the completion of an amalgamation transaction on March 17, 2021, RDI’s shares are expected to be de-listed from the JSE Limited.

34	Barrick Gold Corporation | 2021 Circular

(2)

Mr. Bristow is also a director of Midway Resources International (MRI) and five of MRI’s wholly-owned subsidiaries, including Zarara Oil & Gas Ltd. (Zarara). MRI and its subsidiaries, including Zarara, are private companies. On November 3, 2020, Zarara was placed into administration and is the subject of a proposed restructuring with its creditors in Mauritius. The administration will continue until March 31, 2021 (subject to further renewal), with the final meeting of creditors taking place on March 30, 2021. On March 15, 2021, MRI made an application to the Grand Court of the Cayman Islands for the appointment of a Soft Touch Provisional Liquidator to carry out administration proceedings. The intention of this application is to bring MRI into the same restructuring that is in progress for Zarara.

(3)

Mr. Bristow owns 5,017,990 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow also holds 49,310 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares, which vested on January 1, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on January 1, 2023. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 56.

(4)

The RSUs were granted on February 11, 2020 and February 16, 2021 in connection with the restructuring of the President and Chief Executive Officer’s 2019 grant of PGSUs. For additional information, see “Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer” on page 55.

(5)

Upon completion of the Merger, Barrick assumed certain outstanding awards granted by Randgold pursuant to its Long-Term Incentive Plan, and has agreed to satisfy such awards on vesting through the issuance of Barrick Shares (taking into account the exchange ratio of the Merger) on the same vesting schedule as applied to the relevant Long-Term Incentive Plan award. Barrick Shares issued pursuant to the Long-Term Incentive Plan are subject to a two-year hold period upon vesting. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 56.

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture
Government and Regulatory Affairs & Community Relations
International Business Experience and Global Partnerships

Gustavo A. Cisneros (75), Independent

Director since: September 2003 Santo Domingo, Dominican Republic	Nationality: Venezuelan and Spanish

Mr. Cisneros is the Chairman of Cisneros, a privately-held worldwide media, entertainment, telecommunications and consumer products organization. Additionally, he is the owner of Tropicalia, a large-scale, high-end, environmentally and socially responsible, tourism real estate development in the Dominican Republic. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. During his career, Mr. Cisneros has held board positions and other leadership roles at a number of organizations, including: Univision Communications, Chase Manhattan Bank, All-American Bottling Corporation, Spalding, the Panama Canal Authority, the United Nations Information and Communication Technologies Task Force, the Ibero-American Council for Productivity and Competitiveness, the Council for the Atlantic Institute of Government, The Nature Conservancy, Americas Society, the Council on Foreign Relations, The Museum of Modern Art (MoMA) and Harvard University. Mr. Cisneros holds honorary doctorate degrees from the University of Miami and Babson College and an undergraduate degree from Babson College.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	87.7%	12.3%	Compensation	6/6

2019	85.8%	14.2%	Corporate Governance & Nominating (Chair)	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2021
Common Shares DSUs				11,000 163,475

   Meets share ownership requirement

Barrick Gold Corporation | 2021 Circular	35

Areas of Expertise

Capital Allocation & Financial Acumen
Talent Development and Allocation & Partnership Culture

M&A Execution

International Business Experience and Global Partnerships

Risk Management

Christopher L. Coleman (52), Independent

Director since: January 2019 London, United Kingdom	Nationality: British

Mr. Coleman is the group head of banking at Rothschild & Co. and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. From 2008 until the completion of the Merger, Mr. Coleman served as a non-executive director of Randgold, including as non-executive Chairman of the board of directors, Chairman of the governance and nominating committee, and member of the remuneration committee. Beyond his service as a director of Randgold, Mr. Coleman has had long-standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co. Group, which he joined in 1989. He is also a non-executive director of Papa John’s International, Inc. From 2001 to 2008, Mr. Coleman was a non-executive director of the Merchant Bank of Central Africa. Mr. Coleman holds an undergraduate degree from the London School of Economics and Political Science.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	92.3%	7.7%	Compensation (Chair)	6/6

2019	97.9%	2.1%	Corporate Governance & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
Papa John’s International, Inc.				(2012 to Present)
Randgold Resources Limited				(2008 to 2018)
Securities Held as at March 1, 2021
Common Shares DSUs				121,334 28,638

   Meets share ownership requirement

Areas of Expertise

Risk Management

Capital Allocation & Financial Acumen

M&A Execution
International Business Experience and Global Partnerships
Talent Development and Allocation & Partnership

J. Michael Evans (63), Independent

Director since: July 2014 New York, NY, USA	Nationality: Canadian

Mr. Evans is the President of Alibaba Group Holding Ltd. and a director of the company, a position he has held since August 2015. Prior to becoming President, Mr. Evans was an independent director and member of the audit committee of Alibaba Group Holding Ltd. with responsibility, among other things, for the oversight and evaluation of operating and financial risk and internal controls. He served as Vice Chairman of The Goldman Sachs Group, Inc. from February 2008 until his retirement in December 2013. Mr. Evans was Chairman of Goldman Sachs’ Asia operations from 2004 to 2013 and held various leadership positions within the firm’s securities business, including global head of equity capital markets. As the co-head of Goldman Sachs’ securities division for seven years, Mr. Evans was responsible, with the other division co-heads, among other things, for the continuous review of risk including operating and financial risk. He is a board member of City Harvest. He is also a trustee of the Asia Society and a member of the Advisory Council for the Bendheim Center for Finance at Princeton University. Mr. Evans holds an undergraduate degree from Princeton University. Mr. Evans won a gold medal for Canada at the 1984 summer Olympics in men’s eight rowing.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	99.3%	0.7%	Audit & Risk	4/4

2019	99.5%	0.5%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Alibaba Group Holding Ltd.				(2014 to Present)
Securities Held as at March 1, 2021
Common Shares DSUs				Nil 102,921

   Meets share ownership requirement

36	Barrick Gold Corporation | 2021 Circular

Areas of Expertise

Government and Regulatory Affairs & Community Relations
Talent Development and Allocation & Partnership Culture

M&A Execution

Capital Allocation & Financial Acumen

Brian L. Greenspun (74), Independent

Director since: July 2014 Las Vegas, NV, USA	Nationality: American

Mr. Greenspun is the Publisher and Editor of the Las Vegas Sun. He is also Chairman and Chief Executive Officer of Greenspun Media Group. Mr. Greenspun has been appointed to two U.S. Presidential Commissions. In the early 1990s, he was appointed by President Bill Clinton to the White House Commission on Small Business. In December 2014, he was appointed by President Barack Obama to the Commission for the Preservation of America’s Heritage Abroad. He is a Trustee of The Brookings Institution, the University of Nevada Las Vegas Foundation, and the Simon Wiesenthal Museum of Tolerance. He is active in numerous civic and charitable organizations in the Las Vegas community. Mr. Greenspun holds a law degree and an undergraduate degree from Georgetown University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	93.5%	6.5%	Compensation	6/6

2019	96.3%	3.7%	Corporate Governance & Nominating	5/5
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2021
Common Shares DSUs				31,185 80,130

   Meets share ownership requirement

Areas of Expertise

Mining Operations

Health, Safety & Environmental
Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

Risk Management

J. Brett Harvey (70), Independent, Lead Director

Director since: December 2005 Mesquite, NV, USA	Nationality: American

Mr. Harvey was Chairman Emeritus of CONSOL Energy Inc., a coal, gas, and energy services company from May 2016 to May 2017. He was CONSOL Energy Inc.’s Chairman from January 2015 to May 2016, Executive Chairman from May 2014 to January 2015, Chairman and Chief Executive Officer from June 2010 to May 2014, and Chief Executive Officer from January 1998 to June 2010. From January 2009 to May 2014, he was also the Chairman and Chief Executive Officer of CNX Gas Corporation, a subsidiary of CONSOL Energy Inc. He began his business career in mining, joining the Kaiser Steel Company in 1979 at the Sunnyside Mine in Utah, and, in 1984, he was appointed as Vice President and General Manager of Kaiser Coal of New Mexico. Mr. Harvey also served as Vice President, Mining for PacifiCorp. In 2016, he received the Charles F. Rand Memorial Gold Medal, awarded by the Society for Mining, Metallurgy and Exploration for distinguished achievement in mining administration. Mr. Harvey is the former chair of the National Mining Association and of the Coal Industry Advisory Board to the International Energy Agency. He is a member of the National Executive Board of the Boy Scouts of America and a director and past chairman of the Laurel Highlands Council of the Boy Scouts. Mr. Harvey holds an undergraduate degree in mining engineering from the University of Utah.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	95.4%	4.6%	Audit & Risk (Chair)	4/4

2019	97.0%	3.0%	Compensation	6/6
			Overall Attendance	100%
Other Public Boards During Past Five Years
Warrior Met Coal Inc.				(2017 to Present)
Allegheny Technologies Inc.				(2007 to Present)
CONSOL Energy Inc.				(1998 to 2016)
Securities Held as at March 1, 2021
Common Shares DSUs				29,175 134,719

   Meets share ownership requirement

Barrick Gold Corporation | 2021 Circular	37

Areas of Expertise

Health, Safety, and Environmental

Talent Development and Allocation & Partnership Culture

Capital Allocation & Financial Acumen

International Business Experience and Global Partnerships

Government and Regulatory Affairs & Community Relations

Anne Kabagambe (64), Independent

Director since: November 2020 Washington, DC, USA	Nationality: Ugandan

Ms. Kabagambe was formerly an Executive Director of the World Bank Group where, between 2016 and 2020, she represented the interests of 22 Sub-Saharan African countries, including Tanzania and Zambia, two jurisdictions where Barrick has operations. While at the World Bank, Ms. Kabagambe co-chaired the World Bank Board’s Gender Working Group and was a strong advocate for the advancement of women and a champion of diversity and inclusion. She has 35 years of experience spanning a diverse range of senior leadership positions in international institutions, including as Chief of Staff for the African Development Bank (AfDB) and has also served on the boards of the Africa American Institute (AAI) and Junior Achievement (JA) Africa. Ms. Kabagambe holds an undergraduate degree from the University of California at San Diego (UCSD) master’s degrees in Public Policy from Columbia University’s School of International and Public Affairs and George Washington University, and has also obtained post-graduate diplomas from Harvard University’s John F. Kennedy School of Government and the Cranfield School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	1/1

2020	N/A	N/A	Audit & Risk Committee(6)	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
None
Securities Held as at March 1, 2021
Common Shares DSUs				Nil 1,202

   Has until November 4, 2025 to meet share ownership requirement

(6)	Ms. Kabagambe became a member of the Audit & Risk Committee on February 17, 2021.

Areas of Expertise

Mining Operations

Capital Allocation & Financial Acumen

Risk Management

M&A Execution

International Business Experience and Global Partnerships

Andrew J. Quinn (67), Independent

Director since: January 2019 Llanboidy, Carmarthenshire, United Kingdom	Nationality: British

Mr. Quinn was head of Mining Investment Banking for Europe and Africa at Canadian Imperial Bank of Commerce for 15 years prior to his retirement in 2011. From 2011 until 2018, he served as a non-executive director of Randgold, including the roles of Senior Independent Director, Chairman of the remuneration committee, and member of the audit committee. Since 2016, Mr. Quinn has served as a non-executive director of the London Bullion Market Association, the international trade association which oversees the over-the-counter trading market for gold and silver. He has over 40 years of experience in the mining industry, including positions at Anglo American, Greenbushes Tin, and The Mining Journal. Prior to joining Canadian Imperial Bank of Commerce in 1996, he worked for 12 years at James Capel & Co. Limited (later HSBC Investment Banking). Mr. Quinn holds an undergraduate degree in Mineral Exploitation (Mining Engineering) from Cardiff University.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	99.3%	0.7%	Audit & Risk	4/4

2019	99.0%	1.0%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Randgold Resources Limited				(2011 to 2018)
Securities Held as at March 1, 2021
Common Shares DSUs				72,481 28,638

   Meets share ownership requirement

38	Barrick Gold Corporation | 2021 Circular

Areas of Expertise

Health, Safety and Environmental
Talent Development and Allocation & Partnership Culture
International Business Experience and Global Partnerships
Government and Regulatory Affairs & Community Relations

Risk Management

Loreto Silva (56), Independent

Director since: August 2019 Santiago, Chile	Nationality: Chilean

Ms. Silva serves as a partner at the Chilean law firm Bofill Escobar Silva Abogados, where her practice focuses on complex infrastructure development projects, natural resources, and public utilities. She also serves on the board of Aguas Andinas, the largest water utility company in Chile. An accomplished legal professional with over two decades of experience in both the private and public sectors, Ms. Silva started her career as a lawyer for the Chilean Chamber of Construction where she helped develop Chile’s sanitary and public works concession systems. She specialized in public works concession contracts, competition, water resource management as well as the development of electric, sanitary, and infrastructure projects. In 2010, Ms. Silva was appointed Vice Minister of Public Works. Ms. Silva became Minister of Public Works at the end of 2012, a position she held until March 2014. As Minister, she promoted and led complex infrastructural works such as the bridge over the Chacao Channel and the Américo Vespucio Oriente highway. She also led the development of the National Water Resource Strategy and is currently director of the Arbitration and Mediation Center of the Santiago Chamber of Commerce, director at the Infrastructure Policy Council, and member of Women Corporate Directors. Ms. Silva has been named one of Chile’s 100 leading woman leaders on four occasions. She holds a law degree from the University of Chile.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	99.9%	0.1%	Corporate Governance & Nominating(7)	3/3

2019	N/A	N/A
			Overall Attendance	100%
Other Public Boards During Past Five Years
Aguas Andinas				(2017 to Present)
Empresa Nacional del Petróleo				(2018 to 2020)
Enel Américas(8)				(2016)
Securities Held as at March 1, 2021
Common Shares DSUs				Nil 11,308

    Has until August 9, 2024 to meet share ownership requirement

(7)	Ms. Silva became a member of the Corporate Governance & Nominating Committee on February 11, 2020.

(8)	Formerly Endesa Américas.

Barrick Gold Corporation | 2021 Circular	39

Areas of Expertise

M&A Execution

Capital Allocation & Financial Acumen
International Business Experience and Global Partnerships
Talent Development and Allocation & Partnership Culture

Risk Management
Government and Regulatory Affairs & Community Relations

John L. Thornton (67), Non-Independent, Executive Chairman of Barrick

Director since: February 2012 Palm Beach, FL, USA	Nationality: American

Mr. Thornton was appointed Executive Chairman of Barrick on April 30, 2014. From June 5, 2012 to April 29, 2014, Mr. Thornton was Co-Chairman of Barrick. He is also Chairman of Silk Road Finance Corporation, an Asian investment firm, and Non-Executive Chairman of PineBridge Investments, a global asset manager. He is a Professor, Director of the Global Leadership Program, and a Member of the Advisory Board of the Tsinghua University School of Economics and Management in Beijing. He is also Chairman Emeritus of the Brookings Institution in Washington, D.C. He retired in 2003 as President and a member of the board of The Goldman Sachs Group, Inc. Mr. Thornton is Co-Chair of the Asia Society, and is also a trustee, advisory board member or member of the China Investment Corporation (CIC), King Abdullah University of Science and Technology, McKinsey Advisory Council, Schwarzman Scholars, and the African Leadership Academy. He is also Vice Chairman of the Morehouse College Board of Trustees. Mr. Thornton holds an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University, and a Master’s degree from the Yale School of Management.

Voting Results			Board and Committee Membership	Attendance
Year	For	Withheld	Board of Directors	4/4

2020	93.2%	6.8%

2019	94.8%	5.2%
			Overall Attendance	100%
Other Public Boards During Past Five Years
Ford Motor Company				(1996 to Present)
Securities Held as at March 1, 2021
Common Shares(9)(10) DSUs				2,742,127 1,186

    Meets share ownership requirement for Executive Chairman

(9)

On February 25, 2021, Mr. Thornton used 60% of his 2020 after-tax LTI award to purchase 83,130 Barrick Shares. These shares must be held until the later of three years from the date of purchase or retirement. He purchased an additional 16,870 Barrick Shares on the same day, bringing his total ownership position to 2,742,127 Barrick Shares worth nearly 22 times his base salary as at March 25, 2021.

(10)

As at March 1, 2021, Mr. Thornton owns 1,775,451 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA and 451,930 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust.

40	Barrick Gold Corporation | 2021 Circular

Committees of the Board

A significant portion of the Board’s oversight responsibilities is carried out through its three standing committees.

The Board has established three standing committees, each of which is comprised of entirely independent directors and is governed by a written mandate.

Our committee mandates set out the composition requirements of each committee. Each committee mandate also provides a description of the role and responsibilities of the Chair of the committee, which include:

•	providing leadership to the committee and presiding over committee meetings;

•	working with the Executive Chairman and/or Corporate Secretary, as appropriate, to establish the frequency and agendas of committee meetings;

•	facilitating the flow of information to and from the committee and fostering an environment in which committee members may ask questions and express their viewpoints;

•	reporting to the Board with respect to the activities of the committee and any recommendations of the committee; and

•	leading the committee in annually reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate.

The mandate of each of our committees is available on our website at www.barrick.com/about/governance.

The committee mandates authorize each committee to, in its sole discretion, engage external advisors as necessary at the expense of Barrick. Since our last annual meeting, each committee has reviewed its mandate to ensure it reflects the needs of the Company, best practices, and applicable regulatory requirements. All changes to committee mandates from time to time are approved by the Corporate Governance & Nominating Committee and the Board.

The following chart sets out the members of the committees as of the date of this Circular.

Committee	Members

Audit & Risk Committee	J. Brett Harvey (Chair), J. Michael Evans, Anne Kabagambe, and Andrew J. Quinn

Compensation Committee	Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey

Corporate Governance & Nominating Committee	Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun, and Loreto Silva

Committee membership rotates periodically. At least once per year, the Corporate Governance & Nominating Committee reviews the composition of committees and recommends committee members and chairs to the Board for approval.

Audit & Risk Committee

The Audit & Risk Committee(1)(2) is comprised of J. Brett Harvey (Chair), J. Michael Evans, Anne Kabagambe, and Andrew J. Quinn. The Audit & Risk Committee supports the Board in fulfilling its oversight responsibilities regarding the financial reporting process and the quality, transparency, and integrity of the Company’s financial statements and other related public disclosure; the Company’s internal controls over financial reporting; the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; the external auditor’s qualifications and independence; the performance of the business assurance function and the external auditor; the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks; and the Company’s financial structure and investment and financial risk management programs generally. For more information on the Audit & Risk Committee, please refer to the section entitled “Audit & Risk Committee” in our Annual Information Form for the year ended December 31, 2020.

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Key Activities and Accomplishments for 2020

The activities described below were undertaken by the Audit & Risk Committee in 2020.

Financial Reporting

•   Reviewed and recommended for Board approval the Company’s quarterly and year-end financial statements prepared in accordance with IFRS and related management’s discussion and analysis

•   Reviewed reports from the Company’s Reserves and Resources Committee

•   Reviewed the Company’s disclosure controls and procedures

•   Reviewed the Company’s climate-related disclosure in line with the recommendations of the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures

Oversight of Control Functions

•   Monitored the Company’s internal control framework, the effectiveness of key controls, and the status of related corrective actions

•   Oversaw the Company’s risk management process and major financial risks and financial reporting procedures and processes, including mine closure planning, insurance strategies, information technology integration and cybersecurity measures and recovery plans, all as they relate to internal control over financial reporting

•   Monitored the effectiveness of the Business Assurance function and reviewed and approved the annual internal audit plan

Audit Planning Report and Conduct of Audit

•   Approved the external auditor’s audit planning report and fees and oversaw the conduct of its audit, which included the auditor’s opinion on the effectiveness of the Company’s internal controls over financial reporting

•   Assessed the effectiveness of the auditors

Administered Auditor Services Policy

•   Oversaw the Audit Services Policy, which requires the pre-approval of services performed by our auditor. The Audit Services Policy specifies the scope of services permitted to be performed by the auditor to ensure its independence is not compromised. All services provided by our auditor in 2020 were approved by the Audit & Risk Committee pursuant to the Audit Services Policy

Finance Organization Structure

•   Received regular reports and monitored initiatives to streamline our finance processes and integrate financial reporting across the Group, including through the implementation of the first phase of the Company’s new SAP enterprise resource planning and reporting platform

Compliance and Regulatory Matters

•   Reviewed the Company’s Code of Business Conduct and Ethics, which is the cornerstone of Barrick’s compliance program and was developed following a review of the compliance requirements of the combined company following the Merger

•   Reviewed and recommended for Board approval revisions to our Anti-Fraud Policy to include value-based principles and provide additional guidance on conflicts of interest and related reporting obligations

•   Reviewed regular reports on compliance with our Code of Business Conduct and Ethics, Anti-Fraud Policy, and Anti-Bribery and Anti-Corruption Policy and actions taken to monitor and enforce compliance

•   Monitored correspondence with regulators and legal and regulatory developments relevant to financial reporting having an impact on the Company’s business and operations

•   Reviewed the Company’s report on payments to governments under Canada’s Extractive Sector Transparency Measures Act

•   Reviewed the Company’s tax accounting process and the new Group Tax Policy which was published in 2020 to set global standards for managing tax matters including with respect to transparency and disclosure

•   Reviewed the status of significant litigation

Enterprise Risk Management

•   Reviewed and assessed reports on the Company’s processes relating to enterprise risk management, including financial, regulatory, strategic, and operational risks. The Committee received in-depth briefings on the potential impacts of Covid-19 on the Company’s operations as well as on the implementation of its pandemic management plan across the Company

•   Continued an ongoing process to improve the quality of information received by the Committee to facilitate meaningful discussion about risks facing the organization and how they are managed. Reviewed regular reports on the Company’s approach to risk management following the Merger including through the update of the Group risk register which reflects key risks at the enterprise and regional levels. In addition to Covid-19, particular attention was paid to gaining an improved understanding of enterprise-level risks such as geopolitical risks, operational risks, tax risks, capital project execution risks, joint venture risks, and risks associated with Barrick’s digital environment, including cybersecurity. The Committee also received regular briefings on the implementation of the framework agreement for the resolution of all outstanding disputes with the Government of Tanzania and the integration of the assets of the former Acacia Mining plc into Barrick’s Africa and Middle East region, as well as on the Company’s legal and governmental engagement strategy to reach a mutually agreed framework for the re-opening of the Porgera mine

•   Evaluated significant risk mitigation programs such as Barrick’s anti-corruption program, tailings storage facility stewardship program, insurance program, and the Company’s cyber strategy and approach to managing cybersecurity risks

Liquidity Management

•   Reviewed and assessed reports on the Company’s financial plan to ensure its adequacy and soundness in relation to its operational and capital plans, including to reflect the impact of Covid-19

•   Reviewed the Company’s liability management and dividend strategy, including the increases in our quarterly dividend during 2020 from seven cents per share, to eight cents per share for the second quarter, and to nine cents per share for the third quarter of 2020

•   Evaluated the proposed Capital Reduction and Return of Capital from the proceeds of the Massawa Sale, KCGM Sale, and Shandong Gold Share Sale as a means to enhance shareholder returns while maintaining a sustainable quarterly dividend

Financial Risk Management	• Provided oversight of the Company’s significant financial risk management strategies

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Notes to Committee Membership:

(1)

All members of the Committee are financially literate and at least one member has accounting or related financial management expertise. Members of the Audit & Risk Committee may not serve on more than two other public company audit committees without Board approval. No member of the Audit & Risk Committee currently serves on the audit committee of more than two other publicly-traded companies.

(2)

The Board has determined that Messrs. Harvey and Evans are each an “audit committee financial expert” as defined by the SEC rules. The rules adopted by the SEC indicate that the designation of such individuals as audit committee financial experts will not deem them to be “experts” for any purpose or impose any duties, obligations, or liability on them that are greater than those imposed on other members of the Audit & Risk Committee and Board who do not carry this designation.

Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. The Compensation Committee supports the Board in monitoring, reviewing, and approving compensation policies and practices and administering share compensation plans. It designs and drives the core components of Barrick’s compensation programs and practices. As the steward of our pay-for-performance philosophy, the Compensation Committee also establishes performance metrics that drive the creation of long-term shareholder value. For further detail about the role and responsibilities of the Compensation Committee, see “2020 Compensation of Named Executive Officers – Compensation Governance and Oversight – Barrick’s Compensation Governance Process – Role of the Compensation Committee” on page 74.

Key Activities and Accomplishments for 2020

The activities described below were undertaken by the Compensation Committee in 2020.

Shareholder Engagement

•  Considered shareholder feedback on the approach to compensation for our Named Partners and Executive Chairman, including our Long-Term Company Scorecard, Global Peer Group, Partnership Plan, and our approach to human capital management

2020 Global Peer Group

•  Reviewed and approved changes to the Global Peer Group, the peer group Barrick uses for compensation benchmarking, namely, the replacement of Anadarko Petroleum Corporation with Occidental Petroleum Corporation following the acquisition of Anadarko Petroleum Corporation in 2019

Approved Executive Compensation

•  Reviewed the President and Chief Executive Officer’s recommendations and recommended approval of API opportunities and payouts for the Partners who comprised our Executive Committee

•   Evaluated 2020 performance and recommended approval of PGSU awards for our Executive Committee

•   After considering Barrick’s three-year relative and absolute TSR performance (which was completed in consultation with the Lead Director), determined and recommended to the independent directors the 2020 long-term incentive award of the Executive Chairman for approval

•   After considering the Executive Chairman’s performance evaluation of the President and Chief Executive Officer, determined and recommended to the independent directors the 2020 compensation of the President and Chief Executive Officer for approval

•   Approved the 2020 Report on Director Compensation and Equity Ownership and Compensation Discussion & Analysis

Barrick’s Performance Granted Share Unit Plan	• Reviewed and approved changes to the PGSU Plan to accelerate share ownership and to allow Partners to participate in the value created since the Merger

Executive Share Ownership Guidelines

•  Reviewed the market-leading share ownership guidelines for our Partners and approved an additional requirement for Partners to hold at least 50% of their minimum share ownership requirements in actual Barrick Shares to further underscore our distinctive ownership culture

Governance

•  Reviewed the results of an updated compensation risk assessment completed by Willis Towers Watson, which confirmed that Barrick’s executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick

•  Evaluated Barrick’s executive compensation program against best practices and the policies of proxy advisory firms

•   Reviewed information on Covid-19 and its impact on pay decisions for peers and the broader market

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Corporate Governance & Nominating Committee

The Corporate Governance & Nominating Committee is comprised of Gustavo A. Cisneros (Chair), Christopher L. Coleman, Brian L. Greenspun, and Loreto Silva. The Corporate Governance & Nominating Committee supports the Board in establishing the Company’s corporate governance policies and practices, identifying individuals qualified to become directors, reviewing the composition of the Board and its committees, and overseeing the Company’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance. The Committee monitors developments and emerging best practices as well as the overall effectiveness of Barrick’s corporate governance practices. In addition, the Committee is responsible for overseeing the orientation and continuing education program for directors, and conducting an annual performance evaluation of the Executive Chairman in consultation with the Lead Director.

Key Activities and Accomplishments for 2020

The activities described below were undertaken by the Corporate Governance & Nominating Committee in 2020.

Board Renewal

•   Led director recruitment activities resulting in, after a rigorous process, the appointment of Ms. Anne Kabagambe as a new independent director with a deep understanding of international business, informed by her extensive experience engaging with governments and the private sector, particularly in the global resource, banking, and education sectors, through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries

•   Recommended to the Board amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022

•   Reviewed the Company’s progress toward achieving the objectives of the Diversity Policy

•   In furtherance of Barrick’s stated objectives of ongoing Board renewal and improving Board diversity, currently pursuing the appointment of an additional female director

•   Together with the Lead Director, the Committee Chair led the annual director evaluation process for 2020 and reviewed the full results with the Committee and key findings with the Board in early 2021

Governance and Compliance

•   In conjunction with the Compensation Committee, oversaw the implementation of our shareholder engagement strategy that included governance and sustainability-focused meetings among the Lead Director, the Chair of the Compensation Committee and significant shareholders in the fall of 2020; meetings held throughout 2020 between the Group Sustainability Executive and significant shareholders and leading ESG ratings firms to discuss the Company’s sustainability vision and policies; a Virtual investor Day which was attended by 81 significant shareholders and key analysts in the fall of 2020; and quarterly results presentations hosted by the President and Chief Executive Officer and other members of the senior leadership team in live and virtual formats

•   Received regular updates on shareholder engagement activities and considered the implications of shareholder feedback on Barrick’s governance practices and initiatives

Oversight of Sustainability Matters

•   Received detailed reports from the President and Chief Executive Officer on the Company’s health and safety, environmental and corporate social responsibility performance, with particular attention paid to the Company’s response to sustainability challenges brought about by Covid-19. Each quarter the Committee received, for each region and mine site, a report including detailed health and safety analyses and statistics, information on reportable environmental incidents and environmental permitting matters including water and waste management and greenhouse gas emissions, updates on the Company’s tailings facilities management and closure management strategies, an overview of community engagement initiatives and human rights matters, workforce safety and Covid-19 prevention plans, and a summary of key matters discussed with the Group Sustainability Executive, regional Chief Operating Officers and other executives at the E&S Committee meetings chaired by the President and Chief Executive Officer

•   Monitored the management of significant matters affecting our license to operate, including environmental, workplace, and social issues across the Group including in Tanzania and Papua New Guinea

•   Reviewed the 2019 Sustainability Report including the Sustainability Scorecard

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Meeting Attendance

We expect directors to make every reasonable effort to attend all meetings of the Board and committees of which they are members and the annual meeting of shareholders. Directors may participate by phone or video conference if they cannot attend in person. Following the outbreak of the Covid-19 pandemic in early 2020, all Board and committee meetings were held by video conference. Subject to extenuating circumstances, directors are expected to attend a minimum of 75% of all Board and committee meetings. All directors attended 100% of the meetings and satisfied this requirement in 2020. The table below summarizes the number of Board and committee meetings attended by our director nominees from January 1, 2020 to December 31, 2020. The directors’ attendance records are also included in the director profiles under “Directors” beginning on page 34.

Meeting Attendance of Director Nominees

Director	Board Meetings	Committee Meetings			Total Board and Committee Meetings to December 31, 2020
		Audit & Risk	Compensation	Corporate Governance & Nominating
M. Bristow	4/4 100%	-	-	-	4 of 4 100%
G.A. Cisneros	4/4 100%	-	6/6 100%	5/5 100%	15 of 15 100%
C.L. Coleman	4/4 100%	-	6/6 100%	5/5 100%	15 of 15 100%
J.M. Evans	4/4 100%	4/4 100%	-	-	8 of 8 100%
B.L. Greenspun	4/4 100%	-	6/6 100%	5/5 100%	15 of 15 100%
J.B. Harvey	4/4 100%	4/4 100%	6/6 100%	-	14 of 14 100%
A. Kabagambe(1)	1/1 100%	-	-	-	1 of 1 100%
A.J. Quinn	4/4 100%	4/4 100%	-	-	8 of 8 100%
L. Silva(2)	4/4 100%	-	-	3/3 100%	7 of 7 100%
J.L. Thornton	4/4 100%	-	-	-	4 of 4 100%

(1)	Ms. Kabagambe became a member of the Board of Directors on November 4, 2020.

(2)	Ms. Silva became a member of the Corporate Governance & Nominating Committee on February 11, 2020.

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Report on Director Compensation and Equity Ownership

Overall Objectives of the Director Compensation Program

As a voice of all owners, and as owners themselves, our directors are compensated for their oversight, accountability, and stewardship of the Company.

The following sections provide an overview of our director compensation program, including how compensation is delivered to our non-executive directors and their share ownership requirements. The term “non-executive directors” in this Circular refers to those directors who are not officers or employees of the Company.

Director Compensation Structure

The Compensation Committee oversees director compensation and periodically reviews the appropriateness of the compensation arrangements for our non-executive directors to ensure competitiveness.

In the first quarter of 2019, following the completion of the Merger, the Compensation Committee reviewed the director compensation structure with advice from its independent compensation consultant, Willis Towers Watson. The objectives of the review included (1) ensuring that the compensation levels support the attraction and retention of highly qualified and diverse board members, and (2) ensuring that the compensation levels are commensurate with the increased demands on the non-executive directors following the reconstitution and streamlining of the committees of the Board. As part of this review, Willis Towers Watson provided benchmarking data from Barrick’s Global Peer Group and data from other international mining and general industry companies, with a particular focus on those in Canada and the United States. Following this review, on May 7, 2019, the Compensation Committee recommended and the Board approved the following director compensation arrangements, which are applicable to all non-executive directors who were on the Board when the change was approved, effective as of January 1, 2019. No changes were made to director compensation in 2020. Directors who are officers of the Company do not receive any compensation for their services as directors.

Type of Fee	Amount
Annual Retainer Retainers are paid in four installments following the end of each quarter of service as a Board member. Directors are required to receive at least $175,000 (approximately 64%) of their annual director retainer in the form of DSUs. All directors have the option to elect to receive up to 100% of their annual retainer in DSUs or in cash to purchase Barrick Shares that cannot be sold, transferred, or otherwise disposed of until the director leaves the Board.	$275,000
Committee and Other Fees Directors receive additional committee fees that are paid quarterly in cash.
Audit & Risk Committee Chairperson Member	$40,000 $20,000
Compensation Committee Chairperson Member	$40,000 $20,000
Corporate Governance & Nominating Committee Chairperson Member	$25,000 $15,000
Lead Director	$50,000
Meeting Fees	N/A

No Other Compensation

Non-executive directors do not receive any cash incentive compensation or pension benefits. Since 2004, DSUs have been the only form of equity awards granted to non-executive directors.

Director Equity Awards

Deferred Share Unit Plan

Each DSU is a share unit that is equal in value to a Barrick Share and is fully vested upon grant, but is not paid out until the director leaves the Board. Following a director’s departure from the Board, the director may elect, at any time up to the end of the calendar year, to have his or her DSUs redeemed for cash based on the value of Barrick Shares on a redemption date subsequent to his or her notice of resignation from the Board.

Director Stock Options

Non-executive directors of the Company have not received options since 2003. The Stock Option Plan (2004) (the 2004 Plan) specifically excludes non-executive directors from receiving options under the 2004 Plan. No current director of the Company owns any options.

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Director Share Ownership Requirements

In order to drive emotional and financial ownership among our directors, Barrick requires directors to own Barrick Shares and/or DSUs having a minimum value established by the Board. Barrick Shares held in trust are counted towards the fulfillment of the minimum share ownership requirement. The minimum share ownership requirements are as follows:

•

Executive Chairman: The Executive Chairman is required to hold Barrick Shares and/or DSUs worth a total value of at least four times his annual pre-tax salary and has three years from the date of his appointment to fulfill the share ownership requirement.

•

Non-executive directors: Each non-executive director is required to hold at least three times his or her annual Board retainer worth of Barrick Shares and/or DSUs and has five years from the date of his or her initial election or appointment to fulfill the share ownership requirement.

The minimum share ownership requirement for non-executive directors is evaluated annually on December 31 and is subject to a grace period whereby if the market value of a director’s equity interest in the Company falls below the minimum share ownership requirement due to a significant decrease in the price of Barrick Shares, such director will have two years from the end of the fiscal quarter in which the value first fell below the minimum requirement to once again meet the requirement. As at December 31, 2020, all directors except Ms. Silva (who was appointed to the Board in August 2019) and Ms. Kabagambe (who was appointed to the Board in November 2020) have met their share ownership requirements. Ms. Silva has until August 9, 2024 to meet her share ownership requirement and Ms. Kabagambe has until November 4, 2025 to meet her share ownership requirement.

The following table provides details of the share ownership of our director nominees, other than Messrs. Bristow and Thornton, whose share ownership requirements are disclosed under “2020 Compensation of Named Executive Officers – Managing Compensation Risks – NEO Share Ownership Requirements” beginning on page 78.

Share Ownership of Director Nominees

Name	Date	Value of Barrick Shares (# of Barrick Shares)	Value of DSUs (# of DSUs)	Total Value of Barrick Shares and DSUs(1) (# of Barrick Shares and DSUs)	Value as Multiple of Retainer or Salary as at December 31, 2020	Share Ownership Requirement Met as at December 31, 2020 (✓)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Gustavo A. Cisneros	December 31, 2020	$250,580 (11,000)	$3,723,961 (163,475)	$3,974,541 (174,475)	14.5x	✓
	March 1, 2021	$208,670 (11,000)	$3,101,121 (163,475)	$3,309,791 (174,475)
Christopher L. Coleman	December 31, 2020	$2,763,989 (121,334)	$652,374 (28,638)	$3,416,362 (149,972)	12.4x	✓
	March 1, 2021	$2,301,706 (121,334)	$543,263 (28,638)	$2,844,969 (149,972)
J. Michael Evans	December 31, 2020	Nil Nil	$2,344,540 (102,921)	$2,344,540 (102,921)	8.5x	✓
	March 1, 2021	Nil Nil	$1,952,411 (102,921)	$1,952,411 (102,921)
Brian L. Greenspun	December 31, 2020	$710,394 (31,185)	$1,825,361 (80,130)	$2,535,756 (111,315)	9.2x	✓
	March 1, 2021	$591,579 (31,185)	$1,520,066 (80,130)	$2,111,646 (111,315)
J. Brett Harvey	December 31, 2020	$664,607 (29,175)	$3,068,899 (134,719)	$3,733,505 (163,894)	13.6x	✓
	March 1, 2021	$553,450 (29,175)	$2,555,619 (134,719)	$3,109,069 (163,894)
Anne Kabagambe	December 31, 2020	Nil Nil	$27,382 (1,202)	$27,382 (1,202)	0.1x	N/A
	March 1, 2021	Nil Nil	$22,802 (1,202)	$22,802 (1,202)
Andrew J. Quinn	December 31, 2020	$1,651,117 (72,481)	$652,374 (28,638)	$2,303,491 (101,119)	8.4x	✓
	March 1, 2021	$1,374,965 (72,481)	$543,263 (28,638)	$1,918,227 (101,119)
Loreto Silva	December 31, 2020	Nil Nil	$257,596 (11,308)	$257,596 (11,308)	0.9x	N/A
	March 1, 2021	Nil Nil	$214,513 (11,308)	$214,513 (11,308)

(1)	The values of Barrick Shares and DSUs are based on the closing price of Barrick Shares on the NYSE as at December 31, 2020 ($22.78), the last trading day in 2020, and March 1, 2021 ($18.97).

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Director Compensation Summary for 2020

The following table provides details of the compensation for Barrick’s directors during 2020, other than Messrs. Bristow and Thornton, whose compensation is disclosed in “2020 Compensation of Named Executive Officers – Summary Compensation Table” on page 84 and who received no additional compensation as a result of their service as directors of Barrick.

Director Compensation Table for the Year Ended December 31, 2020(1)

Name	2020 Committee Memberships	Fees Earned(2)	Share-Based Awards(2)	Option-Based Awards	All Other Compensation	Total Compensation
(a)	(b)	(c)	(d)	(e)	(f)	(g)

Gustavo A. Cisneros(3)	CG&N (Chair); Compensation	$45,000	$275,000	Nil	Nil	$320,000

Christopher L. Coleman(4)	Compensation (Chair); CG&N	$55,000	$275,000	Nil	Nil	$330,000

J. Michael Evans(5)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Brian L. Greenspun(6)	CG&N; Compensation	$35,000	$275,000	Nil	Nil	$310,000

J. Brett Harvey(7)	Audit & Risk (Chair); Compensation	$110,000	$275,000	Nil	Nil	$385,000

Anne Kabagambe(8)	N/A	$15,761	$27,581	Nil	Nil	$43,342

Andrew J. Quinn(9)	Audit & Risk	$20,000	$275,000	Nil	Nil	$295,000

Loreto Silva(10)	CG&N	$113,310	$175,000	Nil	Nil	$288,310

(1)	Compensation for non-executive directors is paid in U.S. dollars.

(2)

Figures shown in the Fees Earned column reflect the portion of the annual retainer paid in the form of cash, as well as additional retainers paid to certain directors in cash, as described in “Director Compensation Structure” on page 46. Figures in the Share-Based Awards column reflect the portion of the annual retainer paid in the form of DSUs. Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe and Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. See “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2020” table on page 49 for the total value realized upon vesting of the DSUs awarded to directors for their services as directors for 2020.

(3)	Mr. Cisneros received a fee of $25,000 for his role as the Chair of the Corporate Governance & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(4)	Mr. Coleman received a fee of $40,000 for his role as the Chair of the Compensation Committee and $15,000 for his membership on the Corporate Governance & Nominating Committee.

(5)	Mr. Evans received a fee of $20,000 for his membership on the Audit & Risk Committee.

(6)	Mr. Greenspun received a fee of $15,000 for his membership on the Corporate Governance & Nominating Committee and $20,000 for his membership on the Compensation Committee.

(7)

Mr. Harvey received a fee of $40,000 for his role as Chair of the Audit & Risk Committee, a fee of $20,000 for his membership on the Compensation Committee, and a fee of $50,000 for his role as the Lead Director.

(8)	Ms. Kabagambe joined the Board on November 4, 2020 and she received a prorated director’s retainer of $43,342 as a member of the Board from November 4, 2020 to December 31, 2020.

(9)	Mr. Quinn received a fee of $20,000 for his membership on the Audit & Risk Committee.

(10)

Ms. Silva became a member of the Corporate Governance & Nominating Committee on February 11, 2020 and she received a prorated fee of $13,310 for her membership from February 11, 2020 to December 31, 2020.

Aggregate Option Exercises During Financial Year Ended December 31, 2020

None of our directors have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2020

The following table provides information for all unvested share-based awards and all option awards outstanding as at December 31, 2020 for directors other than Messrs. Bristow and Thornton, whose awards are disclosed in “2020 Compensation of Named Executive Officers – Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2020” on page 87.

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	Option Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options or Similar Instruments	Number of Shares or Units That Have Not Vested	Market or Payout Value of Share- Based Awards That Have Not Vested	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Gustavo A. Cisneros	Nil				Nil		$3,723,961

Christopher L. Coleman	Nil				Nil		$652,374

J. Michael Evans	Nil				Nil		$2,344,540

Brian L. Greenspun	Nil				Nil		$1,825,361

J. Brett Harvey	Nil				Nil		$3,068,899

Anne Kabagambe	Nil				Nil		$27,382

Andrew J. Quinn	Nil				Nil		$652,374

Loreto Silva	Nil				Nil		$257,596

(1)

Non-executive directors are awarded DSUs which vest immediately upon grant but must be retained until the director leaves the Board, at which time the cash value of the DSUs will be paid out. See the “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2020” table below for information on the DSUs awarded to directors in 2020.

(2)

The amounts shown in column (h) are the value of the total number of DSUs held by each director as at December 31, 2020, multiplied by the closing price of Barrick Shares on the NYSE on December 31, 2020 ($22.78).

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2020

The following table provides information for each of the directors, other than Messrs. Bristow and Thornton, whose awards are disclosed in “2020 Compensation of Named Executive Officers – Incentive Plan Award Tables – Incentive Plan Awards –Value Vested or Earned During the Year Ended December 31, 2020” on page 88, on the value that would have been realized upon vesting of share-based awards during the year ended December 31, 2020.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (d)

Gustavo A. Cisneros(3)	Nil	$323,184	Nil

Christopher L. Coleman(4)	Nil	$281,727	Nil

J. Michael Evans(5)	Nil	$304,566	Nil

Brian L. Greenspun(6)	Nil	$297,559	Nil

J. Brett Harvey(7)	Nil	$314,343	Nil

Anne Kabagambe(8)	Nil	$27,582	Nil

Andrew J. Quinn(9)	Nil	$281,727	Nil

Loreto Silva(10)	Nil	$177,154	Nil

(1)	No directors had outstanding options as at December 31, 2020.

(2)

The figures shown represent all DSUs awarded that vested in 2020. In 2020, Messrs. Cisneros, Coleman, Evans, Greenspun, Harvey, and Quinn elected to receive 100% of the director retainer in DSUs. Ms. Kabagambe and Ms. Silva elected to receive the mandated portion of the director retainer in DSUs, equivalent to approximately 64%. Because DSUs vest immediately upon issuance, the value of DSUs that vested in 2020 is determined by multiplying the number of DSUs issued to each director in the year by the closing price of Barrick Shares on the NYSE on the applicable date of issuance.

(3)	Mr. Cisneros’ share-based awards include 11,696 DSUs and 2,177 DSU dividend equivalents.

(4)	Mr. Coleman’s share-based awards include 11,696 DSUs and 298 DSU dividend equivalents.

(5)	Mr. Evans’ share-based awards include 11,696 DSUs and 1,333 DSU dividend equivalents.

(6)	Mr. Greenspun’s share-based awards include 11,696 DSUs and 1,015 DSU dividend equivalents.

(7)	Mr. Harvey’s share-based awards include 11,696 DSUs and 1,776 DSU dividend equivalents.

(8)	Ms. Kabagambe’s share-based awards include 1,202 DSUs.

(9)	Mr. Quinn’s share-based awards include 11,696 DSUs and 298 DSU dividend equivalents.

(10)	Ms. Silva’s share-based awards include 7,442 DSUs and 93 DSU dividend equivalents.

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Compensation Discussion & Analysis

The Board recommends a vote FOR approval of the advisory vote on executive compensation.

An authentic partnership culture is Barrick’s most distinctive and sustainable competitive advantage. We are a Company of owners who take responsibility, hold each other accountable, work with a sense of urgency, and always seek to improve.

Compensation at Barrick rewards execution of our over-arching vision: to be the world’s most valued gold mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. In keeping with our partnership culture, we have created a compensation system in consultation with our shareholders that is designed to drive deep emotional and financial ownership among our Named Partners and Executive Chairman, now and over the long-term. This has helped reinvigorate the partnership culture that drove Barrick’s early success. Our leaders are not merely aligned with owners – they are owners.

Key highlights of our compensation system:

✓	A significant portion of executive compensation is long-term in nature, in the form of Barrick Shares or units that convert into Barrick Shares.

✓	Leaders are subject to market-leading share ownership requirements.

✓	Performance is evaluated based on short-term and long-term measures chosen to drive the highest levels of performance and execution, and disclosed to our shareholders in advance of each year.

✓	We aim to attract, retain, and motivate exceptional talent.

The following sections provide an overview of our approach to compensation for our 2020 NEOs, the compensation decisions that we made based on performance, as well as the processes and safeguards we have in place to ensure that our compensation programs do not encourage unnecessary and excessive risk-taking.

2020 Named Executive Officers

This Circular reports the compensation paid to our NEOs in 2020:

John L. Thornton	Executive Chairman

D. Mark Bristow	President and Chief Executive Officer

Graham P. Shuttleworth	Senior Executive Vice-President, Chief Financial Officer

Kevin J. Thomson	Senior Executive Vice-President, Strategic Matters

Catherine P. Raw	Chief Operating Officer, North America

In this Circular, we refer to our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and Chief Operating Officer, North America as Named Partners. The Executive Chairman is an NEO but not a Partner.

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2020 Compensation of Named Executive Officers

2020 Compensation of our Named Partners

Our Named Partners participate in Barrick’s Partnership Plan, which provides eligibility for the API Program, the PGSU Plan, and the Change in Control Plan. Our Named Partners are also subject to market-leading share ownership requirements, which reflects a deep commitment to long-term ownership at the heart of our partnership culture.

Base Salary

Base salaries are determined based on the scope of individual responsibilities, skills, and performance. The Compensation Committee annually reviews the base salaries of our Named Partners to ensure they remain competitive relative to roles of similar size and scope of responsibilities.

Annual Performance Incentive Program

The API Program is a key component of our Partnership Plan. Named Partners are awarded API based on Annual Performance Incentive scorecards (API Scorecards) that track performance relative to the achievement of tailored annual initiatives and goals.

In 2020, the API Scorecards for our Named Partners, other than the President and Chief Executive Officer, were developed in consultation with the President and Chief Executive Officer. Performance was holistically evaluated by the President and Chief Executive Officer at the end of the year, based on accomplishments against the API Scorecards. The API Scorecard for the President and Chief Executive Officer was developed in consultation with the Executive Chairman and the Lead Director. Performance was holistically evaluated by the Executive Chairman, with input from the Lead Director, based on accomplishments against the API Scorecard.

Each scorecard is assigned a rating from zero to five to allow for performance-based differentiation. The rating is then converted to a percentage ranging from 0% (minimum) to 100% (maximum), which is multiplied by the API Opportunity for each of our Named Partners to determine payouts.

Threshold performance to qualify for an API award is a rating of 2.5, which corresponds to an API award of 20% of the individual maximum opportunity, or 60% of salary for Named Partners. There are no API awards for below threshold performance. Maximum API awards of 300% of salary will only be made in cases of demonstrably superior performance across all scorecard categories and where an overall rating of five has been assessed.

API recommendations are considered by the Compensation Committee at the end of each year and decisions are generally made in February after the end of each year, once audited financial statements are approved by the Board.

API payouts are generally delivered in cash, unless otherwise determined by the Compensation Committee. The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board a different payout from the value determined by the API Scorecards. The Compensation Committee may also make adjustments to the performance measures in each API Scorecard to reflect significant one-time items which occur during the performance period. Any such adjustments will be fully disclosed in our information circular each year. See “2020 Annual Performance Incentive Considerations for our Named Partners” beginning on page 62 for detailed pay and performance highlights for our Named Partners.

2021 Annual Performance Incentive Scorecards

The table below summarizes our 2021 strategic priorities and how they will apply in the development of the 2021 API Scorecards for our Named Partners. Each year, API Scorecards, which include financial goals and non-financial annual initiatives, are customized by role for our Partners, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers. The 2021 strategic priorities underpin the annual initiatives and goals developed for the 2021 API Scorecards and are weighted to reflect individual scope of accountability. Individual performance against each of our 2021 strategic priorities will be assessed at the end of the year and disclosed for our 2021 Named Partners in our 2022 information circular.

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Our 2021 Strategic Priorities	President and CEO	SEVP, CFO	SEVP, Strategic Matters	Regional COOs

Strategic Initiatives

•   Identify, evaluate, and deliver an accretive value-adding growth opportunity or transaction

•   Embed our company DNA throughout all levels of the organization, including with our community stakeholders

•   Achieve a Zero Harm workplace where all employees are personally accountable for their own safety

	✓	✓	✓	✓

Operational Excellence

•   Execute our 2021 plans through delivery of all of our operating targets and capital project timelines

•   Further optimize all operations with a focus on site-specific cost reduction initiatives and efficiency programs

•   Fully integrate business processes with ongoing systems implementation to achieve a fit-for-purpose solution that enables effective and efficient management of our operations

	✓	✓	✓	✓

Sustainable Profitability

•   Optimize our asset portfolio, unlock further reserve and resource potential and maintain a ten-year sustainable production profile

•   Continue to elevate the importance of our ESG strategy throughout our organization, including our license to operate, manage our environmental footprint and ensure regular and transparent reporting

•   Attract, retain, and develop a diverse workforce, that is agile, integrated, and fully capable of delivering on our short- and long-term plans

•   Review, refine, and measure leadership effectiveness across the organization to develop the next generation of mining talent

	✓	✓	✓	✓

Performance Granted Share Units (PGSUs)

The cornerstone of our Partnership Plan is the innovative PGSU Plan, which was introduced in 2015 to ensure that our Named Partners and other Partnership Plan participants are financially and emotionally invested in Barrick’s long-term success. Named Partners receive 100% of their annual LTI, if earned based on performance, in the form of PGSUs, which are share-based units that convert into Barrick Shares upon vesting. PGSUs, even after they convert to Barrick Shares, are subject to further holding requirements.

The Partnership Plan and the PGSU Plan were reviewed and updated following the completion of the Merger on January 1, 2019 to ensure that they continue to instill the values that are key to Barrick. To further underscore our ownership culture critical to the successful integration of the two businesses following the Merger, two PGSU Plan amendments were made for PGSU awards granted after January 1, 2020 (New PGSUs) in order to: (1) transition from cliff vesting at the end of a 33-month vesting period to tranche vesting in one-third increments over 33 months to accelerate share ownership, and (2) provide access to value from New PGSUs when share ownership requirements are met.

In consideration of Barrick’s strong ownership culture and the meaningful equity stake in Barrick held by Partners, a further amendment was made in February 2021 in respect of PGSU awards that were granted prior to January 1, 2020 (Legacy PGSUs). The amendment allows Barrick Shares from vested Legacy PGSUs to be sold upon attainment of individual share ownership requirements. These Legacy PGSUs remain subject to holding restrictions until a Named Partner retires or leaves the Company if share ownership requirements are not met. The share ownership requirements for our Partners, including our Named Partners, were updated in connection with this PGSU Plan amendment to reinforce our commitment to maintaining market-leading share ownership. Partners are now required to hold at least 50% of their minimum ownership requirement in actual Barrick Shares. All PGSUs, including converted Barrick Shares upon vesting, are subject to Barrick’s enhanced Clawback Policy. See “Managing Compensation Risks – Enhanced Clawback Policy” on page 78 and “Managing Compensation Risks – NEO Share Ownership Requirements” on page 78 for further details.

Each year, PGSUs are awarded based on the Compensation Committee’s multi-year assessment of the Company’s performance against our Long-Term Company Scorecard, which includes financial and non-financial metrics. These metrics were carefully selected in consultation with our shareholders to drive long-term shareholder value and were reviewed following the completion of the Merger to ensure alignment with the Company’s long-term strategy. The review process included an assessment of the evolution of Barrick’s strategy and whether the current performance measures continue to be robust measures of success, as well as a review of additional enhancements based on shareholder feedback and how our peers define and measure success. See “2020 Performance Considerations for Named Partners – 2020 Long-Term Company Scorecard (for 2020 PGSU Awards)” on page 58 for the results of the 2020 Long-Term Company Scorecard and on page 54 for prospective disclosure of the 2021 Long-Term Company Scorecard.

The dollar value of PGSUs granted to each of our Partners is determined based on the result of the Long-Term Company Scorecard (ranging from 0% to 100%), multiplied by each partner’s LTI Opportunity (capped at 300% to 600% of salary, which varies based on role). The number of PGSUs granted is determined by taking the dollar value of the PGSUs granted, divided by the closing share price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the closing share price of the

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first trading day after the Blackout Period, whichever is greater (as defined in the PGSU Plan). The payout formula is intended as a guideline, and the Compensation Committee has the discretion to approve and/or recommend to the Board that a Named Partner receive a different payout from the value determined by the Long-Term Company Scorecard. Maximum LTI awards will only be granted in cases of sustained long-term superior performance across all scorecard categories.

Illustrative Life Cycle of New PGSUs

The following diagram illustrates the life cycle of New PGSUs, from grant to payout, following termination of employment or retirement. While New PGSUs vest in one-third increments over three years, Legacy PGSUs remain subject to cliff vesting after 33 months. The key characteristics of the PGSU awards are included in Schedule C of this Circular. See “2020 Performance Considerations for Named Partners – 2020 Long-Term Company Scorecard (for 2020 PGSU Awards)” on page 58 for the results of the 2020 Long-Term Company Scorecard and on page 54 for prospective disclosure of the 2021 Long-Term Company Scorecard.

Compensation Committee evaluates performance against Long-Term Company Scorecard	Compensation Committee determines PGSU grants based on Long-Term Company Scorecard performance	PGSUs vest, Barrick Shares are purchased in the market by a third party administrator on behalf of each Partner	Partners can realize cash value from unvested PGSU awards or sale of Restricted Shares once restrictions lapse

The Compensation Committee takes a multi-year lens when assessing Barrick’s performance against the Long-Term Company Scorecard to ensure that Partners are only rewarded for sustainable performance and shareholder value creation.

For 2020, performance was assessed on a two-year lookback basis (i.e., 2019 and 2020) for certain financial measures. Historical trending performance was considered for other strategic measures.

From 2021, a three-year performance period applies for certain financial measures. Historical trending performance will be considered for other strategic measures.

Based on its assessment, the Compensation Committee assigns an overall score, which can range from 0% to 100%.

The Compensation Committee determines PGSU grants using the Long-Term Company Scorecard result.

The dollar value of each PGSU grant is determined by multiplying the Long-Term Company Scorecard result and the LTI Opportunity, which varies by Partner from three to six times base salary, depending on position and level of responsibility.

The number of PGSUs granted is determined by dividing the dollar value of the PGSU award, by the closing price of Barrick Shares on the date prior to grant or, if the grant date occurs during a Blackout Period, the first trading day following the Blackout Period, whichever is greater.

New PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period).

The total number of PGSUs vesting would include the initial grant, plus dividends accrued during the vesting period. At vesting, the value of the PGSUs is equal to the closing price of Barrick Shares on the vesting date multiplied by the number of PGSUs having vested. The after-tax proceeds of the vested PGSUs are then used by a third party administrative agent to purchase Barrick Shares on the open market, on behalf of the Partner.

Barrick Shares purchased upon the vesting of PGSUs (Restricted Shares) cannot be sold until the Partner meets his or her share ownership requirement (in which case only those Barrick Shares in excess of the requirement can be sold), or until the Partner retires or leaves the Company. Partners are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares. Partners receive dividends on their Restricted Shares in cash, when and as declared.

Generally, when a Partner leaves the Company, all or a portion of unvested New PGSUs will be forfeited except in the event of retirement at or above the age of 60, death or disability, or a double trigger Change in Control.

Restrictions on Restricted Shares will generally lapse and cease to apply when a Partner leaves the Company, provided that the Partner does not resign or retire from the Company to join, or provide services to, a defined competitor, or is not terminated for cause.

When a Partner resigns, retires from the Company to join, or provide services to, a defined competitor, or is terminated for cause, unvested PGSU awards will be forfeited and restrictions on Restricted Shares will lapse in three tranches (50% on termination or retirement and 25% on each of the first and second anniversary of termination or retirement).

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2021 Long-Term Company Scorecard

The Long-Term Company Scorecard set out below includes the Company performance measures and weightings that will be used by the Compensation Committee to determine the 2021 PGSU awards in February of 2022, as well as a description of why each performance measure is important to Barrick. From 2021, a three-year performance period will apply for certain financial measures, including Relative TSR, Positive Free Cash Flow per Share, and Robust Dividend per Share, to enable the evaluation of our performance trajectory under the leadership of our President and Chief Executive Officer since the completion of the Merger. Performance assessments will be weighted 40% for the most recently completed financial year and 30% for each of the two preceding financial years. Historical trending performance will be considered for all other measures.

Scorecard Metrics	Long-Term Performance Basis	Performance Horizon	Weighting	Why We Selected the Metric

Relative TSR(1)	50th percentile to 75th percentile of the constituent companies in the MSCI World Metals & Mining Index	3 years	15%	To measure our ability to outperform our peers and to deliver sustainable returns to our fellow owners. The MSCI World Metals & Mining Index was chosen as it includes international mining peers that are comparable in size to Barrick and are representative of our competitors for investment capital

Positive Free Cash Flow per Share(2)	Within a defined range set with reference to the business plan. Due to the competitively sensitive nature of this measure, the specific range will be disclosed in the 2022 Circular	3 years	15%	To measure our ability to deliver industry-leading margins and generate cash that may be returned to shareholders or further invested in the business to deliver industry-leading margins

Robust Dividend per Share(3) inclusive of capital returns	Payout ratio of 25% - 35% of adjusted net earnings	3 years	10%	To evaluate our ability to create and consistently deliver excess returns to our fellow owners

Capital Project Execution(4)	Major projects deliver benefits as planned, in addition to delivery on time and on budget	1 year and historical trending	10%	To evaluate our ability to deliver major capital projects to the planned cost and schedule established

Strategic Execution(5)	Achievement of key priorities and milestones tracked to advance the execution of our strategy	1 year and historical trending	15%

To assess our progress with achieving our goal of becoming the world’s most valued gold mining business, how we addressed critical issues facing the business, and whether important strategic milestones were met

ESG and License to Operate(6)	Sustainability Scorecard that tracks our performance against safety, social and economic development, human rights, environment, and compliance indicators	1 year and historical trending	25%	To assess the effectiveness of the governance of our sustainability framework and our environmental and social impact

Human Capital(7)	Achievement of key human capital priorities tracked to advance the evolution of our human capital strategy	1 year and historical trending	10%	To evaluate the degree to which we upgrade and develop our talent and the evolution of our human capital strategy
(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

(2)

We expect our business to operate at margins that allow us to reinvest in those assets and deliver positive free cash flow through the commodity price cycle. Therefore, we will evaluate achievement based on realized free cash flow per share. Annual performance ranges are reviewed and updated at the start of each year of the performance period and are calibrated as three sets of annual targets to ensure they remain relevant and challenging over the performance period. Performance will be assessed at year-end based on actions taken to improve operating cash flow generation and delivery of free cash flow against our internal business plan, which may be adjusted for market conditions and other exceptional circumstances that are unplanned, uncontrollable, wholly outside of management control, and have a material impact on overall performance. Awards, if earned based on free cash flow performance, are determined based on the weighted average outcome over the performance period. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

(3)

Dividends will be based on Barrick’s annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend (inclusive of capital returns), while taking into account market conditions, our dividend yield, and alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, capital distributions, acquisitions, etc.) to ensure that there is a focus on delivering excess returns. Performance ranges are reviewed and updated at the start of each year of the performance period and are calibrated as three sets of annual targets to ensure they remain relevant and challenging over the three-year performance period. Awards, if earned based on our dividend payout ratio, are determined based on the weighted average outcome over the performance period.

(4)

Capital project execution will be determined based on the delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis and will consider quantitative and qualitative dimensions, including achievement versus internal cost and performance schedule indices developed for each major capital project to assess the extent to which the major capital projects were completed within a targeted timeframe, operational parameters, and operating cost. The assessment will also consider whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, and our ability to deliver on the benefits planned for each major capital project.

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(5)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution.

(6)

ESG and license to operate will be assessed based on quantitative and qualitative measures based on our Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

(7)

Our human capital priorities are to support leadership development and strengthen team effectiveness by building effective, industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. Human capital will be qualitatively assessed based on considerations, which include the ability to attract top performers, the retention rate for top-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of our human capital strategy.

Restricted Share Units

Restricted Share Units (RSUs) may be awarded to newly-hired officers in recognition of forfeited compensation upon joining Barrick or may be granted from time to time in recognition of a promotion, long-term retention, or other needs as deemed appropriate by the Compensation Committee. RSUs vest up to three years from the date of grant (as specified by the Compensation Committee at the time of the grant), and are settled in After-Tax Shares unless otherwise determined by the Compensation Committee. RSUs are granted on a case-by-case basis.

In 2018, the RSU Plan was amended and renamed the Long-Term Incentive Plan. Among other things, the Long-Term Incentive Plan provides the Compensation Committee with the flexibility to grant LTI in the form of After-Tax Shares. The key characteristics of unvested RSU awards are included in Schedule D of the Circular.

Restructured Retention Award for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer

In February 2019, the President and Chief Executive Officer was awarded PGSUs (the 2019 CEO Grant) to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold mining business. At that time, the Senior Executive Vice-President, Chief Financial Officer was also awarded PGSUs (the 2019 CFO Grant).

Following discussions among the Compensation Committee, the independent directors of the Board, and the President and Chief Executive Officer and having regard to Mr. Bristow’s public commitment to continue in his role for at least five years following the Merger, it was mutually determined that the 2019 CEO Grant should be restructured to more closely align the vesting period and applicable holding conditions with the five-year service commitment period (the Commitment Period) and shareholder value creation over the same period. It was also agreed, following discussion with the Senior Executive Vice-President, Chief Financial Officer, that the 2019 CFO Grant should be restructured in a manner consistent with the 2019 CEO Grant.

Accordingly, on February 11, 2020, one-third of each of the 2019 CEO Grant and the 2019 CFO Grant was retained and two-thirds were restructured to be delivered and to vest over the remaining Commitment Period (the Restructured Retention Award). The restructuring for two-thirds of the award includes the delivery of the 2020 Grant and 2021 Grant (both as defined below).

For the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer, on February 11, 2020, one-third of each of the original 2019 CEO Grant and the 2019 CFO Grant was replaced with a new grant of 97,670 and 37,016 RSUs, respectively, with a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049) and 2019 CFO Grant ($682,208). The replacement RSU grants awarded on February 11, 2020 to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer are collectively referred to as the 2020 Grants. Please see the “Summary Compensation Table” on page 84 for more information.

On February 16, 2021, the final one-third of the original 2019 CEO Grant was replaced with a new grant of 81,267 RSUs with a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). Similarly, the final one-third of the original 2019 CFO Grant was replaced with a new grant of 30,800 RSUs with a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). The replacement RSU awards awarded on February 16, 2021 to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer are collectively referred to as the 2021 Grants.

Subject to continued employment, the 2020 Grants and the 2021 Grants will vest 33 months from the date of grant and upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Bristow or Mr. Shuttleworth, respectively, retires or leaves the Company, and (b) three years following the date of purchase. To ensure a sharp focus on long-term value creation and to align the value of the award with the overall shareholder experience, the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will not actually receive value from the RSUs until the sale and transfer restrictions lapse.

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Previous Compensation Policies that Continue to Apply

We no longer grant stock options and deferred cash awards, including cash-settled RSUs for executive compensation purposes, to further underscore long-term ownership as the basis of our LTI awards. None of the NEOs have outstanding stock options.

Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan

Upon completion of the Merger, Barrick assumed three cycles of legacy outstanding equity awards granted by Randgold to Messrs. Bristow and Shuttleworth (RSS grants from March 2016 and March 2017, and an LTIP grant from May 2018), with vesting determined in accordance with the terms of the relevant RSS and LTIP plans, and settled through the issuance of Barrick Shares. All Barrick Shares received are subject to a further two-year hold period. As at December 31, 2020, Messrs. Bristow and Shuttleworth were the only Named Partners who held unvested Randgold legacy RSS and LTIP awards. No further awards may be issued under the Randgold legacy RSS and LTIP.

For all legacy RSS and LTIP grants, the start of each performance period was to be December 17, 2018 (the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger), with vesting tied to Barrick’s annualized TSR performance versus the EMIX Global Mining Gold Index (Index). For Barrick and Index TSRs, the starting values were to be based on a single-date (spot price), and the ending values were to be based on a three-month average up to the end of the performance period. Threshold vesting was equal to 25% of the award if Barrick’s annualized TSR equaled the Index TSR, and maximum vesting was equal to 100% if Barrick’s annualized TSR exceeded the Index TSR by 10 percentage points or more. Vesting for performance between threshold and maximum was scaled on a linear basis between 25% and 100%. Under the terms of the legacy RSS and LTIP plans, the Compensation Committee, on behalf of the Board of Directors, has discretion to determine whether and to what extent the performance condition was met and to amend the performance condition if it considers that circumstances are such that it is appropriate.

The March 2016 RSS grants did not vest on January 1, 2020 and terminated as Barrick’s annualized TSR performance was below Index TSR. Please see “Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2020” on page 88 for further details.

The performance period for both the March 2017 RSS grants, and the May 2018 LTIP grants ended on December 31, 2020. When calculating Barrick and Index TSR, the Committee determined that it would be more appropriate to set the starting value for TSR performance based on a three-month average prior to the spot price on December 17, 2018 (versus the spot price on that date), which is consistent with the methodology applied to assess the ending value for TSR and the manner in which the performance condition was assessed prior to the Merger. Given the success of the Merger as evidenced by Barrick’s strong absolute TSR over the performance period (annualized TSR of 43.7%, or 89%) and the efforts of Messrs. Bristow and Shuttleworth during the three-month period prior to completion of the transformational Merger, the Committee determined this adjustment results in a fairer representation of performance. The adjusted methodology for calculating Barrick’s TSR increased outperformance from 2.7% below the Index TSR to 1.8% above the Index TSR. This adjusted performance result provides for a partial vesting percentage of 38.2% when assessed against the performance range (as compared to no vesting had this change not been made). As a result, the March 2017 RSS grants vested on January 1, 2021 with a value of $1,123,282 for Mr. Bristow and $219,736 for Mr. Shuttleworth. The May 2018 LTIP grants will vest on May 15, 2021 (as the performance condition has been satisfied), with the vesting values to be determined based on the share price at that time. Barrick Shares settled in respect of these awards are subject to a two-year holding period. Please see “Incentive Plan Award Tables – Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2020” on page 87 for the estimated market values of the outstanding RSS and LTIP awards as at December 31, 2020.

The key characteristics of the unvested Randgold legacy RSS and LTIP awards for Messrs. Bristow and Shuttleworth are included in Schedules E and F of this Circular, respectively.

Other Executive Compensation Elements

Barrick Share Purchase Plan

The Barrick Share Purchase Plan (BSPP) allows our people to purchase Barrick Shares through payroll deduction and be rewarded for doing so by a matching Company purchase up to a value of $4,000 (Cdn $5,000) per year. The value of the matching Company purchase is reviewed annually and is subject to change from time to time. These matching Barrick Shares must be held for as long as an individual remains with the Company.

Executive Retirement Plans

We administer two supplemental defined contribution Executive Retirement Plans that provide for annual employer contributions equal to 15% of each eligible officer’s annual earned salary and API, which accrue with interest until termination of employment (before the participant’s retirement date) or until retirement, as applicable. The accumulated contributions are paid to the eligible officer in cash upon termination or retirement, as applicable.

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Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan. See page 89 for a detailed description of the Executive Retirement Plans.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for participants in Mauritius and Jersey. Beginning in 2021, employer contributions equal to 15% of annual earned salary and API for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will be directed to the Retirement Trust Scheme.

Other Benefits and Perquisites

We provide competitive benefits and perquisites to our people. Barrick’s group benefits package for individuals who work full-time includes health, dental, life, disability, and accidental death and dismemberment coverage. Our executives, including our NEOs, are also eligible for additional benefits and perquisites which generally include a car allowance, parking benefits, financial counselling, and executive medicals. Certain individuals are eligible for additional perquisites, including additional life, accidental death and dismemberment and long-term disability coverage, as well as ground and air transport.

Barrick is committed to ensuring that the best people are in the right positions throughout our global business. To facilitate this core commitment to retaining the best available talent regardless of borders, relocation support is provided to employees, including our executives, when they are relocated on hire or promotion.

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2020 Performance Considerations for Named Partners

2020 Long-Term Company Scorecard (for 2020 PGSU Awards)

PGSU awards granted in February 2021 in respect of 2020 were determined using the 2020 Long-Term Company Scorecard that was published in the 2020 information circular and is shown below.

In 2020, the Compensation Committee determined that certain financial measures, including Relative TSR, Positive Free Cash Flow per Share, and Robust Dividend per Share, will be evaluated on a multi-year basis to reward a longer term trend in our financial performance since the completion of the Merger, under the leadership of our President and Chief Executive Officer. For 2020, these measures were assessed over a two-year lookback performance period, with 2019 and 2020 performance assessments weighted 40% and 60%, respectively. Historical trending performance was assessed for the remaining measures.

Long-Term Performance Measure	Weighting	Performance Period	Long-Term Performance Basis		Summary of Assessment (see accompanying narrative for further details)	Multi-year Outcome
			Threshold (25% payout)	Maximum (100% payout)

Relative TSR versus the constituent companies in the MSCI World Metals & Mining Index(1)	15%	2019 - 2020	50th percentile	75th percentile	Relative TSR positioned at the 69th percentile versus the constituents of the MSCI World Metals and Mining Index	12.3%

Positive Free Cash Flow per Share(2)	15%	2019 - 2020	$0.54/ share	$0.66/ share	Record free cash flow in 2020 of $1.89/share exceeded the 2020 performance range; free cash flow of $0.64/share in 2019 within range	13.0%

Robust Dividend per Share(3)	10%	2019 - 2020	Payout ratio of 25% of adjusted net earnings	Payout ratio of 35% of adjusted net earnings	Dividend payout ratio of 39% and 29% of adjusted net earnings for 2019 and 2020 respectively; tripled dividend since Merger announcement and financial strength enabled us to propose a Return of Capital in 2021	7.3%

Capital Project Execution(4)	10%	2020 and year-over-year trending	Major projects deliver benefits as planned, in addition to delivery on time and on budget		Capital projects re-mobilized in Argentina while all other capital projects at Barrick-operated assets remain largely on track	8.1%

Strategic Execution(5)	15%	2020 and year-over-year trending	Achievement of key priorities and milestones tracked to advance the execution of our strategy		Met full year gold and copper operating production guidance; strengthened balance sheet; non-core asset divestiture strategy has delivered in excess of $1.5 billion	14.0%

ESG and License to Operate(6)	25%	2020 and year-over-year trending	Score of 41, which represents a 10% decrease in the score year-over-year, or a Grade C or lower	Score of 34, which represents a 10% improvement in the score year-over-year, or Grade A	Score of 33 (Grade B); overall improvement across many scorecard measures, but one fatality is a reminder to continue improving safety performance	11.75%

Human Capital(7)	10%	2020 and year-over-year trending	Achievement of key human capital priorities tracked to advance the evolution of our human capital strategy		Continued investment in training and development; solid progress against 2020 recruitment priorities and diversity initiatives; advanced human resource information system implementation; created internal Human Capital Management scorecard; conducted global succession planning review	9.0%

2020 Long-Term Performance Outcome						75.5% of 100

(1)

Relative TSR is assessed on a cumulative total return basis over the relevant performance period. Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. Relative TSR is calculated with one-month opening and closing averaging periods.

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(2)

We expect our business to operate at margins that allow us to reinvest in those assets and deliver positive free cash flow through the commodity price cycle. Therefore, we will evaluate achievement based on realized free cash flow per share. Performance will be assessed at year-end based on actions taken to improve operating cash flow generation and delivery of free cash flow against our internal business plan, which may be adjusted for market conditions and for other exceptional circumstances that are unplanned, uncontrollable, wholly outside of management control, and have a material impact on overall performance. Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

(3)

Dividends will be based on Barrick’s annual dividend payout ratio (defined as a percentage of after-tax profit). Achievement will be based on the size of the dividend, while taking into account market conditions, our dividend yield, and alternative uses of cash (e.g., share buybacks, debt repayment, re-investment, acquisitions, etc.) to ensure that there is a focus on delivering excess returns.

(4)

Capital project execution will be determined based on delivery of major capital projects to the planned cost and schedule established at the time of Board approval. The assessment will be performed on a project-by-project basis and will consider quantitative and qualitative dimensions, including achievement versus internal cost and performance schedule indices developed for each major capital project to assess the extent to which the major capital projects were completed within a targeted timeframe, operational parameters, and operating cost. The assessment will also consider whether we meet overall capital budget targets, our adherence to plan by spending capital dollars at the level approved for each individual project, the cumulative spend on any individual project over time, and our ability to deliver on the benefits planned for each major capital project.

(5)

Successful strategy execution will be qualitatively assessed based on considerations such as: ongoing portfolio optimization through asset divestitures and development of growth opportunities consistent with our targeted returns on invested capital and strategic focus; execution of plans to deliver free cash flow per share on a sustainable basis and to drive unit cost efficiencies throughout the business; application of fit-for-purpose processes to drive effective and efficient execution, including demonstrable actions taken to address critical issues facing the business; and achievement of important milestones for strategy execution.

(6)

ESG and license to operate will be assessed based on quantitative and qualitative measures using Barrick’s Sustainability Scorecard which includes quantitative and qualitative measures that track our performance against safety, social and economic development, human rights, environment, and compliance indicators that are important to Barrick. The assessment will also consider our success in building and maintaining strong relationships with core stakeholders to maintain our license to operate around the world.

(7)

Our human capital priorities are to support leadership development and strengthen team effectiveness by building effective, industry-leading processes for attracting, developing, and retaining an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our strategy. Human capital will be qualitatively assessed based on considerations, which include the ability to attract top performers, the retention rate for top-rated performers in the organization, succession readiness for top roles, internal promotion rate to top roles, and evolution of our human capital strategy.

Financial Performance Measures (50% weighting)

Relative TSR (15% weighting, assessment: 82%):

Following extensive shareholder consultation in 2019 on the design of our Long-Term Company Scorecard, we introduced Relative TSR as a measure to underscore our commitment to creating long-term value for all of our stakeholders, including the delivery of superior shareholder returns. In 2020, we assessed our two-year TSR performance by comparing Barrick’s performance to that of the companies in the MSCI World Metals & Mining Index (MSCI Index). The minimum level of performance required to qualify for an award for this measure is median performance, with upper quartile performance qualifying for a maximum award. Barrick delivered strong, above median performance, and was positioned at the 69th percentile versus the constituents of the MSCI Index. Based on an assessment of Barrick’s two-year TSR versus performance range set at the beginning of the year, the payout for this metric is 82%.

Positive Free Cash Flow per Share(1) (15% weighting, assessment: 87%):

We believe that to be the most valued gold mining company, we must deliver positive free cash flow(1) across the gold price cycle and must self-fund our growth opportunities. In 2020, we generated $5.4 billion in operating cash flow and a record $3.4 billion in free cash flow(1) (1,778,189,894 Barrick Shares outstanding as at December 31, 2020), representing a year-on-year increase of 91% and 197%, respectively, compared to a 27% rise in the average annual gold price over the same period. This significant increase in free cash flow(1) generation over 2019 ($1,132 million in free cash flow(1) and 1,777,926,611 Barrick Shares outstanding as at December 31, 2019), is primarily due to our continued focus on operational delivery and improving the underlying cost structures of our operations in a sustainable manner. Our continued strong cash flow generation highlights the quality of our assets, management’s ability to capture the benefit of the higher gold prices, effective operational execution, and our prompt and effective handling of the Covid-19 pandemic. The increase in our free cash flow(1) also enabled us to return more capital to shareholders in 2020, with a 65% increase in our annualized dividend in respect of 2020 compared to 2019 from $0.20 per share to $0.33 per share, with a proposal for a $750 million Return of Capital in 2021 in addition to our quarterly dividends. The details of our proposed Return of Capital are further described in Schedule G. In consideration of the above and the two-year performance as assessed against the performance ranges set at the beginning of each year, the payout for this metric is 87%.

Robust Dividend per Share (10% weighting, assessment: 73%):

Barrick places a high priority on returning to shareholders a meaningful portion of our cash margin through dividends. At the time the Merger was announced, Barrick articulated a robust strategy to return surplus funds to shareholders. Since then, Barrick’s commitment

(1)

Free cash flow and adjusted net earnings are non-GAAP financial performance measures with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

Barrick Gold Corporation | 2021 Circular	59

to this strategy has resulted in a threefold increase in its quarterly dividend. In the third quarter of 2020, we increased our quarterly dividend from $0.08 per share to $0.09 per share, reflecting Barrick’s continued strong financial performance, ongoing robust performance of our operations, and continued improvement in the strength of our balance sheet. Our dividend payout ratio was 39% and 29% of adjusted net earnings for 2019 and 2020, respectively, relative to our long-term performance range of 25% - 35%. Our financial strength has also enabled us to propose a Return of Capital of $750 million, or approximately $0.42 per share based on the number of issued and outstanding Barrick Shares as of December 31, 2020, the details of which are further described in Schedule G. In consideration of the above, the payout for this metric is 73%.

Capital Project Execution (10% weighting, assessment: 81%):

Executing major capital projects effectively is critical to Barrick’s long-term success, especially to achieve Barrick’s ambitious capital return targets. We therefore set a very high, and absolute, performance standard requiring all major capital projects to achieve the cost and schedule estimates presented at the time of Board approval and more importantly that the projects deliver what the investment was intended to do. Major capital growth projects, including the Goldrush Complex, Turquoise Ridge Third Shaft, Pueblo Viejo Plant and Tailings Expansion, as well as the Bulyanhulu Re-Start Project and Updated Feasibility Study remain on schedule and on budget. The Zaldivar Chloride Leach Project, Veladero Power Transmission Project, and the Veladero Phase 6 Leach Pad Extension are on track versus the project schedules that were re-baselined as a result of unexpected local restrictions imposed due to Covid-19. Total attributable project capital expenditures for 2020 were 11% higher than the prior year and the guidance range of $300 to $400 million. In consideration of the above, the payout for this metric is 81%.

Non-Financial Performance Measures (50% weighting)

Strategic Execution (15% weighting, assessment: 93%):

Successful strategy execution is assessed based on the progress achieved during the year against the strategic initiatives we disclosed at the beginning of the year, meeting production and cost guidance, and the shareholder value we created during the year and since the announcement of the Merger. Our strategic initiatives for 2020 included: progressing our objective of becoming the world’s most valued gold company; optimizing our portfolio to unlock our resource value and mineral inventory; considering opportunities to add to our portfolio, focusing on Tier One Gold Assets(2); disposing of non-core assets; as well as continuing to drive operational excellence and sustainable profitability. We have made significant progress on each of these strategic initiatives in 2020. Our fit-for-purpose management structure, decisive action, and deeply embedded commitment to health and welfare were critical to minimizing the impact of Covid-19 on our business, people, communities, as well as providing vital support to our host governments. We met our full-year gold and copper production guidance. We achieved zero debt net of cash at the end of 2020, with no material maturities until 2033. In October 2020, Moody’s upgraded Barrick’s credit rating from Baa2 to Baa1 and in the second quarter of 2020, S&P confirmed Barrick’s BBB rating and revised their outlook on Barrick’s credit rating to Positive from Stable. We established industry-leading ESG practices, including the development of the Sustainability Scorecard and the introduction of a Global Closure Standard for our entire asset portfolio. We also compiled the Global Industry Standard for Tailings Management in collaboration with the United Nations Environment Programme, Principles for Responsible Investment, and the International Council on Mining and Metals. We retained our listing in the prestigious Dow Jones Sustainability World Index for the 13th consecutive year, ranking in the 95th percentile of all mining companies assessed. In addition, we continued to deliver share price outperformance, with Barrick’s share price up 118% since the Merger announcement, compared to the GDX, which was up 92% over the same period. Our non-core asset disposal strategy, which aligns with our strategic focus on Tier One Gold Assets(2), has now delivered value in excess of $1.5 billion. Our continued portfolio rationalization supports further industry consolidation and Barrick is well-equipped to respond to future developments as they arise. In consideration of the above, the payout for this metric is 93%.

ESG and License to Operate (25% weighting, assessment: 47%):

Our license to operate depends on the combined strength of our safety performance, compliance record (environmental, human rights, anti-corruption, etc.), and stakeholder relations. Shortcomings, even when due to rare events, can have a significant effect on our stakeholders and business. We therefore set a high standard and evaluate consistency and improvement over time.

Performance for this measure is assessed based on our unique Sustainability Scorecard which we believe is an important first step to drive continual improvement in our management of sustainability issues. The Sustainability Scorecard includes 18 quantitative and qualitative measures that were developed in consultation with independent sustainability experts to track our performance across our priority ESG areas: safety, social and economic development, human rights, environment, and governance. Each measure is ranked in quintiles against our peers, where applicable, as well as against our own internal metrics to derive an aggregate score and grade. To underscore our commitment to sustainability and our ambition to achieve an A grade, no payout is awarded for this metric if there is a 10% decrease in the score year-over-year, or if the score results in a Grade C or lower. Year-over-year improvement of 10% or more, or a score that results in a Grade A, qualifies for a maximum payout for this metric. For 2020, the annual assessment was conducted using the 2019 score as a baseline level of performance and was reviewed based on publicly available information. A summary of the scoring key and assessment framework is shown below. For further details regarding the Sustainability Scorecard methodology, please refer to the Appendix of the 2019 Sustainability Report which can be accessed at www.barrick.com/sustainability.

(2)

Barrick focuses its efforts on identifying, investing in and developing assets that meet our investment criteria. The required internal rate of return for Tier One Gold Assets is 15%, based on Barrick’s long-term gold price assumption.

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2020 Sustainability Scorecard Assessment Framework

Sustainability Scorecard Grading Key		Assessment Framework for the Long-Term Company Scorecard
Score (sum of quintiles)	Grade	No award (0%)	to	Maximum award (100%)
17 – 30	A	If score decreases by 10% or more year-over-year, or the score results in a Grade C or lower		If score improves by 10% or more year-over-year, or the score results in a Grade A
31 – 44	B
45 – 58	C
59 – 72	D
73 – 85	E

2020 Sustainability Scorecard

Aspect	Key Performance Indicator	2019 Quintile	2020 Quintile
			5	4	3	2	1
			Improving performance

Safety	Total Recordable Injury Frequency Rate	2	✓
	Percentage of operational sites certified to ISO 45001	3			✓

Social and economic development	Percentage of sites with Community Development Committees(1)	3					✓
	Percentage of workforce who are nationals	2					✓
	Percentage of senior management who are nationals	2				✓
	Percentage of economic value that stays in country	2				✓

Human rights	Percentage of security personnel receiving training on human rights	2				✓
	Corporate human rights benchmark score(2)	4		✓

Environment	Number of significant environmental incidents	1					✓
	Tonne CO2e per tonne of ore processed	3			✓
	Emissions reduction target set	1					✓
	Water use efficiency (recycled & reused)	3				✓
	Percentage of operational sites with Biodiversity Action Plans (BAPs)(1)	3				✓
	Independent tailings reviews conducted(1)	1					✓
	Percentage of sites certified to ISO 14001	2					✓

Governance	Progress in implementing the World Gold Council’s Responsible Gold Mining Principles (RGMP) and ICMM Mining Principles (MPs)(1)	N/A					N/A
	Percentage of employees receiving Code of Conduct training(1)	1					✓
	Percentage of supply partners trained on Code of Conduct at time of on-boarding(1)	1					✓

Overall Score		36 (B)	33 (B)

(1)	Internal metrics.

(2)	In comparison to the 56 extractive companies assessed against the Corporate Human Rights Benchmark’s methodology, Barrick is ranked in the top 20% in the industry.

For 2020, a score of 33 and a Grade B was assessed, compared to 36 and a Grade B in 2019. The 2020 score reflects an improvement in sustainability performance and progress against many of our key performance indicators. In particular, we have advanced our sustainability strategy through investments in community-led development initiatives, prioritizing local hiring, the reduction in the use of freshwater and the protection of water quality, the development of Biodiversity Action Plans at 83% of our sites, and the achievement of ISO 14001:2015 certification for all but one of our mines in 2020, which resulted in year-over-year improvement of three quintiles. Despite our notable progress towards achieving our sustainability vision, we nonetheless fell short of the challenging safety standard we had set for the year, with the tragic workplace fatality at Kibali in November 2020. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal towards a zero-harm workplace. In consideration of the above, the payout for this metric is 47%.

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Human Capital (10% weighting, assessment: 90%):

To build a modern mining business at the top of the field, we need the best people to run our portfolio of best-in-class assets. Effectively attracting, retaining, and developing an effective multicultural, multigenerational workforce that is agile, integrated, and able to deliver on our plans across the globe is therefore a top strategic priority. In furtherance of this priority, performance for this measure is assessed based on progress against our 2020 human capital initiatives, which included: implementing skills and competency training; driving year-over-year diversity initiatives across the workforce; advancing talent reviews and succession planning; driving the implementation of new graduate and intern development programs to support the growth of a multigenerational workforce; maintaining effective collective bargaining agreements; and minimizing disruptions to critical business operations due to Covid-19 through effective workforce management. In 2020, all human capital initiatives were substantially achieved. In particular, our strong culture of caring for the welfare of our employees and communities, along with our well-established prevention practices and procedures have kept our people safe and our operations running smoothly which positioned us for strong performance despite the pandemic. While many other companies cancelled university student programs due to Covid-19, each of our regions offered and hosted graduate and student internship programs. We continued to invest in our employee training and development programs to develop the next generation of leaders. We recently partnered with the Miami Herbert Business School at the University of Miami in collaboration with Bacardi and Boston Scientific to design and launch a management development curriculum for our leaders from the North America and Latin America & Asia Pacific regions. We also delivered solid progress against our recruitment priorities, including driving the employment of local nationals, local managers, and early career candidates, as well as women through targeted campaigns. We are also modernizing our approach to human capital management with the continued implementation of a global, cloud-based human resource information system to increase our effectiveness and to deliver a more streamlined employee experience. Recognizing the significant progress achieved in 2020 to further the evolution of our human capital management strategy, the payout for this metric is 90%. For further information on our human capital management initiatives, please see page 112 in Schedule A.

2020 Annual Performance Incentive Considerations for our Named Partners

The 2020 API award for the President and Chief Executive Officer was determined based on the Executive Chairman’s review of his accomplishments against the API Scorecard, with input from the Lead Director. The 2020 API awards for our other Named Partners were determined based on the President and Chief Executive Officer’s review of their accomplishments against their respective API scorecards.

The API Scorecards for our Named Partners were published in the 2020 information circular, which included the short-term priorities and initiatives related to Strategic Initiatives, Operational Excellence, and Sustainable Profitability.

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President and Chief Executive Officer

Mr. Mark Bristow was appointed President and Chief Executive Officer of Barrick on January 1, 2019. On the Executive Chairman’s recommendation and the Compensation Committee’s advice, and in consideration of Mr. Bristow’s exceptional contributions during 2020 to advance the evolution of Barrick’s strategy, deliver solid performance against our strategic priorities despite the challenges of Covid-19, and deliver exceptional value to our shareholders since the completion of the Merger, the independent directors of the Board determined that an API award based on an API Scorecard result of 96% was appropriate and awarded Mr. Bristow an API of $5,184,000. The considerations of the Compensation Committee and the independent directors of the Board are summarized in the table below.

The President and Chief Executive Officer’s 2020 Initiatives
Strategic Initiatives

•       Deliver on Barrick’s 2020 business plan, which includes achieving gold and copper operating guidance

•       Source, evaluate, and pursue internal and external growth opportunities for Barrick

•       Direct, lead and reinforce all aspects of our social license to operate across our asset portfolio, including stakeholder engagement on community needs, permitting, economic development, proposed changes in mining-related legislation and Covid-19

•       Develop a transformation plan to optimize and grow the value from our assets in Tanzania following the acquisition of the minority interest in Acacia Mining plc in 2019

•       Lead the development of an exploration strategy in Latin America and Asia Pacific to drive internal growth opportunities within our existing land holdings and the establishment of earn-in arrangements in areas with promising geology

•       Continue the pursuit of our non-core asset divestiture strategy commenced in 2019 to deliver $1.5 billion in proceeds by the end of 2020

•       Lead negotiations with the Government of Papua New Guinea to deliver an extension of the Porgera Special Mining Lease

•       Lead the development of a strategy to realize optimal value from Barrick’s 50% interest in the $6 billion Reko Diq arbitration award against Pakistan

•       Generate succession plans for all leadership roles across the Group in collaboration with the Board

•       Further strengthen Barrick’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including the investor community (shareholders, analysts, proxy advisors), current and new host governments, trade associations, media and the general public

Operational Excellence

•       Strategic oversight and leadership of operational plans at all mines across the Group

•       Lead the development and execution of the Group’s growth projects as well as exploration and MRM initiatives

•       Lead the Group’s response to the Covid-19 pandemic, including the development of operating procedures as well as financial support for local communities and governments

•       Drive employee engagement across the Group by regularly visiting core operations; reinforcing the critical importance of safety being core to our everyday behavior; participating in annual strategic planning and team effectiveness workshops at our key sites; and promoting a focus on strategy, skills, and people development

•       Develop and direct our human capital management strategy including organizational structure review, competency-based training and diversity programs

•       Review and refine the Group’s long-term incentive program to ensure alignment with strategic priorities and our values

Sustainable Profitability

•       Develop a long-term strategy for the business based on sustainable production and an investment return profile that meets our filters for the next decade and beyond

•       Drive the delivery of an integrated MRM and Exploration team to lead and manage our orebodies across the Group to support our long-term production profile and continued replenishment of reserves

•       Strategic oversight and development of site-specific cost reduction and efficiency programs

•       Develop and deliver on a strategy for our closure assets to unlock value through divestments or other opportunities to mitigate risk and reduce overall closure liabilities

•       De-risk and surface value from the Pascua-Lama and Donlin projects by improving our geological and geo-metallurgical understanding of the orebodies

•       Chair meetings for the Environmental & Social Oversight Committee and provide quarterly reports to the Board highlighting progress against the Group’s sustainability performance, compliance with its sustainability policies, and to identify concerns and opportunities at our operations

•       Demonstrate our commitment to responsible mining, as well as regular and transparent ESG reporting

•       Maintain and enhance our balance sheet, one of the strongest in the gold mining industry, and develop a liability management strategy with the Chief Financial Officer

•       Develop our dividend and shareholder return framework with the Chief Financial Officer for review by the Board

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2020 Accomplishments
Strategic Initiatives

✓   In an unprecedented year, delivered on production guidance and ensured the benefit of record high gold prices was captured through operational efficiencies and from our agile management structure. Gold production in 2020 was 4.760 million ounces at total cash costs of $699 per ounce(1) and all-in sustaining costs of $967 per ounce(1), all within guidance, notwithstanding headwinds from Covid-19 and higher than expected royalty expenses due to a higher gold price. Copper production in 2020 was also within guidance, with all cost metrics at the low-end, or below, the guidance ranges

✓   Led extensive engagement with stakeholders on community needs, permitting, economic development, proposed changes in mining-related legislation and Covid-19, for our interests in Argentina, Democratic Republic of Congo, Dominican Republic, Mali, Nevada, Pakistan, Papua New Guinea and Tanzania

✓   Ratified the creation of Twiga Minerals Corporation at a signing ceremony with the President of Tanzania in January 2020, formalizing the establishment of a joint venture between Barrick and the Government of Tanzania and the resolution of all outstanding disputes between Barrick and the Government of Tanzania, including the lifting of the previous concentrate export ban

✓   Established a foundation for North Mara and Bulyanhulu to become a potential combined Tier One complex. Notably in 2020, mining and processing of fresh ore restarted at Bulyanhulu in the second half of the year, reserves were replenished at North Mara, and inferred resources grew significantly at both North Mara and Bulyanhulu

✓   Established a growth mandate in Latin America to be driven by a focus on exploration and geological modelling, including at the El Indio belt, Alturas-Del Carmen, greenfields programs in Peru and at the Pueblo Grande project contiguous to Pueblo Viejo

✓   Continued progress in rationalizing our portfolio in 2020 with the divestiture of Massawa, Morila, Eskay Creek, our interests in Bullfrog and the partial monetization of the investment in Shandong Gold; our non-core asset disposal strategy has now delivered value in excess of our target of $1.5 billion

✓   Engaged in ongoing negotiations to secure the Special Mining Lease in Papua New Guinea for Porgera

✓   Developed and executed a strategy to realize optimal value from Barrick’s 50% interest in the $6 billion Reko Diq arbitration award against Pakistan

✓   Established succession and development plans for all leadership roles across the Group

Operational Excellence

✓   Our decentralized and agile structure ensured that we delivered on our 2020 gold and copper production guidance despite the challenges of Covid-19. We maximized the benefit of higher gold prices through operational execution and achieved strong operating cash flow of $5.4 billion and record free cash flow(2) of $3.4 billion in 2020

✓   Successfully managed the impact of Covid-19 on the Group, implementing protocols, screening and testing at all operations

✓   Major growth projects advancing on track and within budget, including the Pueblo Viejo plant and tailings expansion project, development of the Goldrush mine and the Turquoise Ridge Third Shaft

✓   Provided more than $30 million in wide-ranging Covid-19 support for host governments and local commmunities; aid was tailored to particular needs determined in consultation with host governments to reflect local culture and different stages of their economic development

✓   Led quarterly review sessions across all regions, including tailored strategic review and team effectiveness sessions to drive improvement, growth and operational excellence for all our operations, with a focus on local ESG matters and human capital

✓   Improved diversity across the Group, implemented a competency-based training program, developed internship and apprenticeship programs and formed partnerships with key education institutions to build our talent pipeline

✓   Refined our Long-Term Company Scorecard measures to align with our long-term strategy, including the introduction of a relative TSR measure, as well as linking 25% to our industry-leading Sustainability Scorecard and 10% to the evolution of our human capital strategy to underscore our commitments

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Sustainable Profitability

✓   Introduced our 10-year production outlook in 2020, which highlighted our stable production base and ability to generate strong cash flow well into the future

✓   Delivered a world-class MRM and Exploration leadership team. The integrated team continued to delineate significant brownfields expansion potential outside of our 10-year production outlook, while opening up new frontiers of growth across all our regions. Kibali, Loulo-Gounkoto, Pueblo Viejo, Hemlo and North Mara replaced reserves, net of depletion, with significant resource growth across the remaining portfolio, including at Nevada Gold Mines, Fourmile and Bulyanhulu

✓   Divested three closure properties, unlocking value from the closure portfolio

✓   Unlocked value opportunity at Golden Sunlight. Nevada Gold Mines agreed to purchase a sulphide concentrate produced by Golden Sunlight from reprocessed tailings, minimizing future water treatment needs and reducing the overall environmental liability

✓   Advanced our geological and geo-metallurgical understanding of the Pascua-Lama and Donlin projects, including drill programs to test our geological model assumptions

✓   Established industry-leading ESG practices, including the development of a Sustainability Scorecard and the introduction of a Global Closure Standard for our entire asset portfolio

✓   Significant safety improvement in 2020, with a 38% decrease in LTIFR(3) and 29% decrease in TRIFR(4), compared to 2019

✓   Zero Class 1 Environmental Incidents for 2020

✓   Exceeded our 75% water reuse and recycling target for 2020

✓   Key role in the preparation and publication of the Global Industry Standard for Tailings Management, which was developed through a year-and-a-half long review process involving the United Nations Environment Programme, Principles for Responsible Investment, and the International Council on Mining and Metals

✓   Active role in the promotion of the ESG initiatives introduced by the World Gold Council, with implementation of the Responsible Gold Mining Principles throughout Barrick

✓   Retained listing on the Dow Jones Sustainability World Index for the 13th consecutive year, ranking in the 95th percentile of all mining companies assessed

✓   Advanced projects to commissioning to achieve our 2030 emissions reduction target, including our investment in battery technology at Kibali to further reduce the mine’s requirement for diesel generators, a 20MW solar power plant at Loulo-Gounkoto and the conversion of the Quisqueya power plant from heavy fuel oil to cleaner burning natural gas at Pueblo Viejo

✓   Achieved zero debt net of cash at the end of 2020 with no material maturities until 2033; during 2020, Moody’s upgraded Barrick to Baa1 from Baa2 and S&P revised its outlook on Barrick credit from Stable to Positive, while confirming its BBB rating

✓   Increased shareholder returns by tripling the quarterly dividend since the announcement of the Merger with Randgold in September 2018; Barrick’s annualized dividend was 33 cents per share in respect of 2020, compared to 20 cents per share in respect of 2019

✓   Further demonstrated Barrick’s commitment to return surplus funds to shareholders and proposed a $750 million return of capital to be paid through the course of 2021

(1)

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures with no standardized definitions under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world. Including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

(3)	Lost-Time Injury Frequency Rate (LTIFR) is a ratio calculated as follows: number of lost-time injuries x 1,000,000 hours divided by the total number of hours worked.

(4)

Total reportable incident frequency rate (TRIFR) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost-time injuries, restricted duty injuries, and medically treated injuries.

Barrick Gold Corporation | 2021 Circular	65

Reported and Realized Pay Comparison for the President and Chief Executive Officer

Reported Pay (excluding pension value) includes base salary, API earned, the grant date fair value of LTI awarded but not yet vested, and all other compensation as reported in the “Summary Compensation Table”.

Realized Pay is the compensation actually received by the President and Chief Executive Officer during the year, including base salary, API earned and all other compensation, as reported in the Summary Compensation Table. Additionally, it includes the value of LTI awards that vested during the year and for which there are no post-vesting holding restrictions, as reported in the “Value Vested or Earned During the Year” table for each respective year.

The graph (expressed in thousands of dollars) compares the compensation reported for our President and Chief Executive Officer in the “Summary Compensation Table” with the compensation that he actually received in 2020. Only two years of comparison are shown as the President and Chief Executive Officer was appointed on January 1, 2019.

We award a significant portion of our executive compensation in LTI to ensure a sharp focus on long-term value creation. Although LTI awards are reported in the Summary Compensation Table, our President and Chief Executive Officer will not actually receive value from these awards until they vest or when the sale and transfer restrictions lapse. The value of these LTI awards at that point may differ from the initially reported value due to changes in our share price and company performance, which ensures the value of the awards reflects the overall shareholder experience over the long-term. The value of the LTI awards reported in the “Summary Compensation Table” therefore represents a future compensation opportunity, rather than an in-year compensation value.

In 2020, the compensation that our President and Chief Executive Officer actually received (Realized Pay) included his base salary, an API award paid in cash, and benefits and perquisites as incurred. Realized Pay was 58% less than the Reported Pay in the “Summary Compensation Table”. Over the past two years, Realized Pay was, on average, 57% less than the Reported Pay in the “Summary Compensation Table”. To ensure a sharp focus on long-term value creation and to align the value of the LTI awards with the overall shareholder experience, the President and Chief Executive Officer has not realized any value from the PGSU or RSU awards that were granted but have not yet vested. These PGSU and RSU awards, upon vesting, are subject to further sale and transfer restrictions, as well as the attainment of market-leading share ownership requirements, and no value will be realized until these sale and transfer restrictions lapse or until the minimum share ownership requirements are met.

66	Barrick Gold Corporation | 2021 Circular

Senior Executive Vice-President, Chief Financial Officer

Mr. Graham Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer on January 1, 2019. In determining Mr. Shuttleworth’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Shuttleworth’s contributions in advancing our 2020 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 87% was appropriate and awarded Mr. Shuttleworth an API of $1,965,306. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Chief Financial Officer’s 2020 Initiatives
Strategic Initiatives

•       Progress value realization opportunities by providing tax planning, financial modelling, and accounting advice to assist with the evaluation of strategic transactions and the ongoing optimization of Barrick’s asset portfolio, including the investment evaluation process for organic growth and exploration opportunities, the disposal of non-core assets, and planning for closure properties

•       Maximize value creation from the Nevada Gold Mines joint venture by integrating the business operations, including local teams, systems, planning, and risk management processes across the portfolio of operating assets

Operational Excellence

•       Enhance Barrick’s balance sheet through analysis and execution of liability management opportunities to reduce overall leverage and interest expense

•       Enhance management of capital projects, implement appropriate systems to control expenditure, and drive year-on-year reduction in corporate administration costs

•       Review capital allocation decisions and growth options, as well as closure strategies to ensure that future work is appropriately and cost efficiently planned, measured, and implemented

•       Implement appropriate systems and controls to monitor, report, and analyze community grievances, whistleblowing, and other feedback to improve the Group’s overall performance

•       Work with the Sustainability team to integrate Business Assurance overview with sustainability audits in order to enhance effectiveness and maximize return for the Group

•       Drive the integration of the legacy enterprise-level information technology systems and leverage new Enterprise Resource Planning (ERP) and enterprise performance management systems to unify communications, enable data sharing, and improve operational efficiency

Sustainable Profitability

•       Develop ten-year production guidance to ensure long-term sustainability of the business throughout the commodity price cycle

•       Identify risks that inhibit our license to operate successfully and design and monitor appropriate controls to mitigate such risks

•       Lead the review and engagement of legacy tax issues and address these by working constructively with host country tax authorities

•       Drive strategies to increase local procurement

•       Identify risks that inhibit our license to operate successfully (including climate change and cybersecurity) and design and monitor appropriate controls to mitigate such risks

•       Drive cost reduction by streamlining and reviewing the supply chain, including the sourcing strategy for global commodities, to ensure the procurement model benefits from economies of scale, and optimize working capital through inventory management

•       Develop our dividend and capital return framework for review by the Board

Barrick Gold Corporation | 2021 Circular	67

2020 Accomplishments
Strategic Initiatives

✓   In an unprecedented year, delivered on production guidance and ensured the benefit of record high gold prices was captured through operational efficiencies and from our agile management structure. Gold production in 2020 was 4.760 million ounces at total cash costs(1) of $699 per ounce and all-in sustaining costs(1) of $967 per ounce, all within guidance, notwithstanding headwinds from Covid-19 and higher than expected royalty expenses due to a higher gold price. Copper production in 2020 was also within guidance, with all cost metrics at the low-end, or below, the guidance ranges

✓   Continued progress in rationalizing our portfolio in 2020 with the divestiture of Massawa, Morila, Eskay Creek, our interests in Bullfrog and the partial monetization of the investment in Shandong Gold; our non-core asset disposal strategy has now delivered value in excess of our target of $1.5 billion

Operational Excellence

✓   Achieved zero debt net of cash at the end of 2020 with no material maturities until 2033; during 2020, Moody’s upgraded Barrick to Baa1 from Baa2 and S&P revised its outlook on Barrick credit from Stable to Positive, while confirming its BBB rating

✓   Successfully implemented Information Technology (IT) infrastructure consolidation and rationalization projects, including implementing a new identity and access management solution, refreshed unified communication tools, and further built on Barrick’s strategy to benefit from cloud computing

✓   Developed roadmap and commenced work on the implementation of a new consolidation, planning and budgeting system across the Group by 2021, including the delivery of a global data platform to drive alignment, efficiency, and data reliability

✓   Implemented an upgraded ERP system at Nevada Gold Mines as a first step in our two-year global roadmap to standardize our ERP platform across the entire Group

✓   Redesigned Barrick’s Digital Strategy by articulating its vision and goals, and established a new approach to implementation of business systems projects, including increased business involvement to reduce design and implementation costs and drive buy-in from end users who have knowledge of the project to support the launch and ongoing implementation

✓   Completed a cybersecurity audit and launched a revamped Barrick Cyber Security Program with an embedded security foundation in 2020, which will enable Barrick to further drive security controls into the IT landscape and enable the Company to maintain the desired Cyber Security strength for years to come

✓   Delivered corporate administration cost savings of $30 million compared to 2019, achieved through business simplification, improved contract management, and cost control

✓   Drove corporate simplification, including elimination of subsidiaries to reduce complexity of legacy structures, re-domiciling subsidiaries to our regional hub, and restructuring inefficient intercompany loans

✓   Reduced mine operating supplies by more than $66 million representing an 8% decrease compared to 2019 to improve working capital management despite an increase in key commodities and consumables of $35 million, which provided a necessary buffer against the impacts of Covid-19

✓   Reduced expenditure in the Americas by a further $138 million annualized to exceed an overall two-year savings target of $200 million by $57 million

✓   Renegotiated $1.7 billion worth of contracts and supply agreements across the Americas over two years, in line with targets

✓   Optimized logistics in North America to consolidate freight and remove embedded freight from contracts to crystalize value

✓   Combined legacy insurance and captive programs, gaining efficiencies in cost and improved coverage

Sustainable Profitability

✓   Delivery of the 10-year production guidance and supplementary notes, a first for Barrick, to articulate the sustainability of the Company’s long-term strategy

✓   Achieved in excess of $3 billion in free cash flow(2) for 2020, a record for the company and an increase of 197% versus 2019

✓   Increased shareholder returns having tripled the quarterly dividend since the announcement of the Merger with Randgold in September 2018; Barrick’s annualized dividend was 33 cents per share in respect of 2020, compared to 20 cents per share in respect of 2019

✓   Further demonstrated Barrick’s commitment to return surplus funds to shareholders and proposed a $750 million return of capital to be paid through the course of 2021

✓   Continued to reduce tax risks across the Group, including through the Mali tax settlement and strategies for Chile and working collaboratively with Nevada state government on a sustainable tax model for the State

✓   Cash grown to over $5 billion, an increase of 57% compared to 2019

✓   Led and directed all aspects of our strategy of expanding Barrick’s in-country footprint through procurement of over $4.5 billion of goods and services from suppliers based in our host countries

(1)

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures with no standardized definitions under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world. Including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

(2)

Free cash flow is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details regarding non-GAAP financial performance measures, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

68	Barrick Gold Corporation | 2021 Circular

Senior Executive Vice-President, Strategic Matters

Mr. Kevin Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. In determining Mr. Thomson’s API award, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Mr. Thomson’s contributions in advancing our 2020 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 83% was appropriate and awarded Mr. Thomson an API of $1,859,694. The Compensation Committee’s considerations are summarized in the table below.

The Senior Executive Vice-President, Strategic Matters’ 2020 Initiatives
Strategic Initiatives

•  Develop and drive the strategy to fulfill Barrick’s objective of non-core asset disposal proceeds of at least $1.5 billion by the end of 2020 following completion of the Merger

•  Complete the sale of the Massawa project to Teranga Gold

•  Complete the sale of Barrick’s Fedorovo asset in Russia

•  Complete the sale of various legacy Acacia exploration assets

•  Pursue other non-core asset sale opportunities, including closure properties

•  Drive the negotiation and completion of joint venture and earn-in arrangements in areas with promising geology

•  Develop a strategy to realize optimal value from Barrick’s 50% interest in the $6 billion Reko Diq arbitration award against Pakistan

•  Take a leadership role in negotiations with the Government of Papua New Guinea regarding the extension of the Porgera Special Mining Lease

•  Source, evaluate, and pursue external growth opportunities for Barrick

Operational Excellence

•  Continue to drive the linkage of Barrick’s strategic matters group with Barrick’s regional leadership teams and global technical teams

•  Work with Barrick’s internal legal team to achieve strategic objectives, drive performance, and provide strategic guidance to manage legal, regulatory, and litigation issues that arise from time to time

•  Provide guidance and advice to Barrick’s Corporate Governance & Nominating Committee

•  Work with Barrick’s Corporate Secretary on governance and disclosure issues that arise from time to time

Sustainable Profitability

•  Maintain Barrick’s position as a leading value creating business

•  Work with Barrick’s internal legal group and others to resolve issues that arise from time to time in partnerships and joint ventures

•  Develop and drive government engagement strategies

•  Protect Barrick’s assets against expropriation and other risks

•  Take a leadership role in litigation and other risk issues that arise from time to time

2020 Accomplishments
Strategic Initiatives

✓   Led Barrick’s efforts to successfully fulfill our objective of capturing at least $1.5 billion from the sale of non-core assets

✓   Completed the sale of Massawa to Teranga Gold

✓   Took a leadership role in negotiating the merger of Teranga Gold with Endeavour Mining and protecting Barrick’s interests in that merger, including the repayment of $25 million of debt owing to Barrick by Teranga

✓   Closed the sale of Fedorovo in Russia and advanced the closure of Barrick’s Moscow office

✓   Closed the sale of the legacy Acacia exploration assets in Kenya to Shanta Gold, the sale of Shanta shares received on closing and the payment of a special dividend to the former shareholders of Acacia

✓   Advanced the sale of the remaining Acacia exploration assets and of other non-core exploration assets in Africa

✓   Completed the sale of Barrick’s Eskay Creek closure property to Skeena Resources and Barrick’s interests in the Bullfrog closure property to the Augusta Group

✓   Reached agreement on Barrick’s exploration joint venture in Japan with Japan Gold

✓   Drove the development and executed a strategy to realize optimal value from Barrick’s 50% interest in the $6 billion Reko Diq arbitration award against Pakistan

✓   Drove various initiatives aimed at dealing with the Pakistan arbitration award

✓   Completed various earn-in agreements on promising exploration assets held by a number of junior mining companies

✓   Completed the $210 million sale of a majority of the shares held by Barrick in Shandong Gold, at a significant profit

✓   Took a leadership role in Barrick’s ongoing Porgera Special Mining lease negotiations

✓   Drove various multi-disciplinary teams in our assessment and pursuit of a number of promising growth opportunities

Operational Excellence

✓   Provided strategic guidance and counsel to the President and Chief Executive Officer and the executive leadership team on various matters that arose from time to time throughout the year

✓   Worked with the leadership teams in our North America, Latin America & Asia Pacific, and Africa & Middle East regions on closing numerous strategic initiatives, including various sales, multiple growth opportunities and risk issues that arose throughout the year

✓   Provided strategic oversight and direction on various litigation, regulatory and other risk related matters

✓   Worked closely with Barrick’s General Counsel and Deputy General Counsel on various matters throughout the year

✓   Provided guidance to Barrick’s Corporate Secretary regarding various governance and disclosure issues throughout the year

Sustainable Profitability

✓   Worked closely with Barrick’s President and Chief Executive Officer, General Counsel and others on joint venture issues that arose from time to time

✓   Took a leadership role in Barrick’s ongoing negotiations with the Government in Papua New Guinea to renew the Porgera Special Mining Lease

✓   Played a key role in the delivery of the Group’s 2020 strategic and operational objectives

Barrick Gold Corporation | 2021 Circular	69

Chief Operating Officer, North America

Ms. Catherine Raw was appointed the Executive Vice-President and Chief Financial Officer on April 26, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, Ms. Raw was appointed Chief Operating Officer, North America. In determining Ms. Raw’s API award for 2020, the Compensation Committee considered the President and Chief Executive Officer’s recommendations and Ms. Raw’s contributions in advancing our 2020 priorities, which are described in greater detail below. The Compensation Committee determined that an API Scorecard result of 83% was appropriate and awarded Ms. Raw an API of $1,663,459. The Compensation Committee’s considerations are summarized in the table below.

The Chief Operating Officer, North America’s 2020 Initiatives
Strategic Initiatives

•  Deliver on Barrick’s 2020 business plan for the North America region

•  Through effective MRM and exploration, support conversion pipeline to replace resources inclusive of reserves

•  Improve orebody knowledge across all operations

•  Progress growth projects, including Goldrush, Fourmile, and Donlin, up the value chain

•  Deliver on closure strategy to unlock value through divestments of closure properties, mitigate risk and reduce overall closure liabilities

Operational Excellence

•  Deliver 2020 budget for North America

•  Transition Hemlo to an underground only operation

•  Advance the Goldrush feasibility study

•  Increase geological confidence at Donlin

•  Lead strategy and team effectiveness workshops at all the North America assets

•  Execute on community development and engagement plans

•  Manage and improve environmental performance across the North America region

•  Develop and implement a tailings management plan

•  Manage and improve safety performance and culture across the North America region

•  Deliver successful implementation of SAP at Nevada Gold Mines, to be followed by the rest of the North America region, as well as business process improvements across HR and Finance

Sustainable Profitability

•  Deliver a high confidence ten-year plan for the North America region

•  Integrate an MRM and Exploration strategy to support a ten-year plan and beyond

•  Effectively manage government relationships across North America at the local and federal levels, building relationships and establishing Barrick as a trusted partner

•  Manage joint venture partner relationships at Nevada Gold Mines and Donlin

•  Develop, implement and track site specific cost reduction and efficiency programs

•  Advance human capital management strategy including organizational structure review, competency-based training and diversity programs

•  Improve financial acumen of operational leaders across the operations in North America

•  Assess and develop leadership capabilities across the North America regional team and at the operations

2020 Accomplishments
Strategic Initiatives

✓   Achieved gold production within guidance and delivered record cash flows for the North America region

✓   Successfully progressed growth projects, including Goldrush, and brought additional ounces into the Life of Mine plans

✓   High quality, detailed geological models under development across all North America sites

✓   Re-evaluated Long Canyon Phase 2 and updated the water management strategy

✓   Conversion of TS Power Plant to gas and installation of 130 MW (DC) solar facility underway, reducing region’s GHG emissions and lowering power costs

✓   Positioned Hemlo for growth through MRM and exploration drilling programs and a regional exploration strategy

✓   Golden Sunlight reprocessing of tailings approved and Nevada Gold Mines contract for sulphur concentrate secured

✓   Divested three closure properties, unlocking value from the closure portfolio

✓   Refocused the Donlin strategy on a geological understanding of the orebody, including successful completion of a drill program

✓   Successfully implemented multiple systems throughout the North America operations including SAP, Element and OneStream

✓   Established Community Development Committees at all the North America operations as part of site community engagement and development plans

✓   In-person strategic review and team effectiveness sessions held at all operations with follow up site-specific workshops at Carlin and Turquoise Ridge

Operational Excellence

✓   Successfully managed the impact of Covid-19 on the North America operations, implementing protocols, screening and testing at all operations

✓   No fatalities or Class 1 Environmental Incidents recorded in the region and achieved ISO 14001 certifications at all sites

✓   Key position changes within the North America regional team, operational leadership and MRM to ensure delivery of our business plans

✓   Barminco in place as underground contractor at Hemlo, open-pit mining completed and tailings dam extension and cyanide detox circuit delivered

✓   Reviewed all tailings storage facilities against the ICMM Global Tailings Standard

✓   Provided financial and in-kind Covid-19 relief to support local communities and authorities, responding quickly and effectively to rapidly changing circumstances

70	Barrick Gold Corporation | 2021 Circular

Sustainable Profitability

✓   Increased the North America region’s total resources, inclusive of reserves

✓   Successfully integrated exploration and MRM strategies for all major orebodies

✓   Progressed the ten-year plan to deliver sustainable production for the North America region

✓   Delivered underground and open-pit mining unit cost improvements at Carlin and Cortez, as well as refractory ore throughput improvements at the Carlin and Twin Creeks processing plants

✓   Engaged with state, provincial and federal government representatives in the United States and Canada on issues including Covid-19, tax, permitting, economic development and potential changes to mining-related legislation

✓   Improved diversity, implemented the Compass competency-based training program, developed internship and apprenticeship programs and formed partnerships with key education institutions to build the talent pipeline

✓   Developed and rolled out finance skills training across the North America operational teams

✓   Developed a succession plan for all critical roles in the region

2020 Compensation of the Executive Chairman

Following the merger of Barrick and Randgold in 2019 and Barrick’s transition to a more traditional management structure, we committed to redesigning the compensation framework for our Executive Chairman to ensure that his compensation is commensurate with his ongoing involvement and contribution to Barrick. Design enhancements were considered following a process of extensive consultation with our shareholders and modifications were developed in keeping with our core principles of simplicity, transparency, pay for performance, and shareholder alignment.

As disclosed in our 2020 Circular, the Executive Chairman’s LTI award is now measured entirely against Barrick’s TSR performance to further align the Executive Chairman’s compensation with the shareholder experience and to recognize the transition of his core responsibilities of guiding Barrick’s business decisions on a macro level, and ensuring Board commitment to, and oversight of, management’s execution of the transactions and initiatives that furthered those objectives. The new approach to LTI delivery for the Executive Chairman and the principles underpinning the design are set out below.

Barrick Gold Corporation | 2021 Circular	71

Overview of the New and Simplified LTI Approach for the Executive Chairman

The Executive Chairman’s LTI framework ties the value of the LTI award to the experience of long-term shareholders, and links the ultimate compensation value to long-term shareholder value creation. This LTI approach which includes a capped incentive opportunity, a performance-based LTI value determined at grant, and market-leading holding requirements, is consistent with our approach to compensation for Named Partners.

LTI opportunity is capped at 175% of salary

In 2020, the Compensation Committee, in consultation with its independent compensation consultant, Willis Towers Watson, reviewed 25th percentile, median and 75th percentile top executive pay from our Global Peer Group and the broader market, including companies with both Chief Executive Officer and Executive Chairman roles.

The Compensation Committee considered several factors to determine the appropriate LTI opportunity for the Executive Chairman, including the return to his core responsibilities of guiding Barrick’s business decisions on a macro level, the value of his individual contributions, and benchmarking data, without placing specific emphasis on any one factor. The Executive Chairman’s LTI opportunity is capped at 175% of base salary or $4.375 million, a material reduction from 2018. The maximum LTI opportunity is reviewed annually to ensure that it remains commensurate with the Executive Chairman’s role and contribution to Barrick.

LTI award is determined based on 3-year relative and absolute TSR performance versus the MSCI Index

100% of the value of LTI delivered to the Executive Chairman is tied to Barrick’s three-year relative and absolute TSR performance versus the MSCI Index. We set the highest performance standards and therefore LTI is only awarded if Barrick both outperforms the median TSR of the MSCI Index and delivers positive total shareholder returns over a three-year performance period. We believe that the satisfaction of both of these requirements reflects the long-term nature of Barrick’s business model and investment horizon. Above median performance is incrementally rewarded using a straight-line vesting schedule to promote a shared experience between our Executive Chairman and our fellow owners. LTI awards are not guaranteed.

Highlights of how relative and absolute TSR will drive the Executive Chairman’s LTI:

✓   No LTI is awarded if Barrick’s relative TSR performance is below the median of the MSCI Index.

✓   Full vesting is only achieved if Barrick’s relative TSR significantly outperforms the median TSR of MSCI Index constituents (i.e., at 75th percentile or greater).

✓   LTI awards are capped at 50% of maximum if Barrick outperforms the median TSR of the MSCI Index constituents, but does not deliver positive TSR over the same three-year performance period.

At least 60% of the LTI award is delivered in After-Tax Shares that are subject to market-leading holding requirements and clawback

Ensuring that the Executive Chairman’s compensation continues to be structured to maintain a strong focus on creating sustainable, long-term shareholder value was another priority throughout the redesign process for the framework. A majority of the after-tax value of the Executive Chairman’s LTI award is used to purchase After-Tax Shares. These After-Tax Shares cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the Executive Chairman retires or leaves the Company. Holding restrictions will continue to apply to all Barrick Shares awarded to our Executive Chairman as LTI, even though our Executive Chairman has already exceeded his share ownership requirement. These holding requirements, which apply through the commodity price cycle and potentially into retirement, result in required ownership that far exceeds the long-term compensation holding requirements of our peers. In our view, these long-term holding requirements, combined with our Executive Chairman’s already significant share ownership position, encourages our Executive Chairman to take a long-term view and to deliver sustainable value for our fellow owners.

72	Barrick Gold Corporation | 2021 Circular

Our Executive Chairman’s LTI is subject to Barrick’s enhanced Clawback Policy, as described under the heading “Managing Compensation Risks – Enhanced Clawback Policy” on page 78.

2020 Performance Considerations for the Executive Chairman

The Compensation Committee applied the Performance and Compensation Framework pursuant to which, from 2020, LTI awards for the Executive Chairman are earned entirely based on our three-year relative and absolute TSR performance. For 2020, the three-year performance period was from January 1, 2018 to December 31, 2020.

Barrick’s three-year TSR performance scored in the 76th percentile against the constituents of the MSCI World Metals & Mining Index, which is above the median of the MSCI Index. Applying the relative TSR vesting curve (which provides for straight-line vesting for above-median performance) and recognizing that Barrick also delivered positive shareholder returns of 70.6% over the same three-year period, the Compensation Committee determined a 100% vesting outcome for the Executive Chairman’s LTI award.

Application of the relative TSR vesting curve

The Compensation Committee noted that Barrick’s three-year TSR performance from January 1, 2018 to December 31, 2020 was positioned at the 76th percentile of the constituents of the MSCI Index, which qualifies for full vesting based on the vesting curve. The Compensation Committee also noted that Barrick delivered absolute TSR performance of 70.6% over the same period, which was considered to be a positive indication of long-term shareholder value creation. Balancing these considerations, the Compensation Committee recommended, and the independent directors of the Board approved, an LTI award of $4.375 million.

Three-year Relative TSR performance*	76th percentile
Three-year Absolute TSR performance*	70.6%
TSR vesting outcome based on the vesting curve	100%
*TSR performance assumes dividend reinvestment and is calculated based on a one-month opening and closing averaging period

Application of the Performance and Compensation Framework

Relative and Absolute TSR (100%) 100% vesting		100% of Maximum LTI Award		Maximum LTI Opportunity of 175% of salary		2020 LTI Award of $4,375,000
	=		X		=

60% of the after-tax proceeds were used to purchase 83,130 Barrick Shares on the open market and the remainder was paid in cash, in recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company. The Executive Chairman’s LTI award was not accrued to the Executive Retirement Plan.

2020 Total Compensation for the Executive Chairman

$7,430,906

Barrick Gold Corporation | 2021 Circular	73

Compensation Governance and Oversight

Barrick’s Compensation Governance Process

Board Oversight

The Board is responsible for the oversight of Barrick’s executive compensation principles, practices, and programs and the approval of major compensation programs on the recommendation of the Compensation Committee. The independent directors of the Board approved the compensation of the Executive Chairman and the President and Chief Executive Officer based on the recommendations of the Compensation Committee. The Board also approves director compensation programs.

Role of the Compensation Committee

As the steward of our pay-for-performance philosophy, the Compensation Committee:

•	Designs and drives all aspects of Barrick’s compensation policies and plans;

•	Develops performance measures and scorecards for Barrick’s long-term and short-term executive compensation programs;

•	Evaluates the collective performance of Partnership Plan participants by using the Long-Term Company Scorecard at the end of each year;

•

Provides recommendations to the Board regarding compensation for the Executive Chairman, based on an annual assessment of Barrick’s three-year relative and absolute TSR performance, in consultation with the Lead Director;

•

Provides recommendations to the Board regarding compensation for the President and Chief Executive Officer based on an assessment of his performance for the year by the Executive Chairman, in consultation with the Lead Director, at the end of each year;

•

Reviews and approves the compensation of our Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; and other senior officers, other than the President and Chief Executive Officer, based on their respective individual API Scorecard evaluations and other relevant factors provided by the President and Chief Executive Officer at the end of each year;

•	Considers feedback from shareholders with respect to Barrick’s overall compensation strategy;

•	Considers the implications of risks associated with the Company’s executive compensation programs and practices; and

•	Reviews the remuneration of the directors from time to time to ensure that it properly reflects the time commitment and responsibilities associated with being an effective director.

For a description of the Compensation Committee’s key activities and accomplishments in 2020, see the discussion under “Committees of the Board – Compensation Committee” on page 43.

Composition of the Compensation Committee

The Compensation Committee is comprised of Christopher L. Coleman (Chair), Gustavo A. Cisneros, Brian L. Greenspun, and J. Brett Harvey. None of the Compensation Committee members is an officer or employee of Barrick or its subsidiaries, and each member of the Compensation Committee meets the Board’s independence standards derived from the corporate governance guidelines established by the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Collectively, the Compensation Committee’s members have extensive compensation-related experience in the natural resources and energy sectors as senior executives (past and present) and members of the board of directors and committees of other public and private corporations.

•

Mr. Coleman is the Chair of the Compensation Committee. He has extensive experience as a member of the compensation committee of the board of directors of Papa John’s International, Inc. and was the Chairman of the board of directors of Randgold prior to the Merger. He is Group Head of Banking and a Global Partner of Rothschild & Co. He is also the Chairman of Rothschild Bank International and serves on a number of other boards and committees of the Rothschild & Co Group. As such, he draws from his extensive boardroom leadership, management, financial, and international business experience to provide relevant compensation and governance-related insights.

•

Mr. Cisneros has extensive experience as the owner and Chairman of Cisneros, a large privately-held conglomerate. As well, Mr. Cisneros is the Chairman of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

•

Mr. Greenspun has extensive experience as the Chairman and Chief Executive Officer of Greenspun Media Group. As well, Mr. Greenspun is a member of Barrick’s Corporate Governance & Nominating Committee, which assists in consideration of the issues that are relevant to both committee mandates.

74	Barrick Gold Corporation | 2021 Circular

•

Mr. Harvey has held a number of positions with CONSOL Energy Inc., including Chairman Emeritus, Chairman, and Chief Executive Officer. As such, he draws from his previous committee leadership experience and his management experience to provide relevant compensation and governance-related insights. Mr. Harvey is the Chairman of the Audit & Risk Committee, which assists in consideration of the issues that are relevant to both committee mandates. In addition, Mr. Harvey is the Lead Director of Barrick’s Board of Directors and served as Chair of Barrick’s Compensation Committee prior to its reconstitution on January 1, 2019.

The Board is confident that the Compensation Committee collectively has the knowledge, experience, and background necessary to carry out the Compensation Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its shareholders.

Independent Compensation Consultant

The Compensation Committee has sought the views of an independent compensation consultant on executive compensation-related matters from time to time. On March 1, 2019, the Compensation Committee appointed Willis Towers Watson as its new independent consultant.

In 2019 and 2020, Willis Towers Watson supported the Compensation Committee with the annual compensation cycle, including a review of the Global Peer Group, a review of compensation design and governance trends among industry peers, a review of executive compensation benchmarking data for certain executive Partner roles, the calculation of TSR performance used to determine the vesting of legacy Randgold RSS and LTIP awards, and an update of the annual compensation risk assessment which confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

The Compensation Committee has reviewed Willis Towers Watson’s protocols and is satisfied that the appropriate safeguards are in place to ensure the objectivity and independence of Willis Towers Watson’s consulting advice.

The chart below summarizes the fees paid to Willis Towers Watson in 2020 and 2019 for services provided to the Compensation Committee. The 2019 fees paid to Willis Towers Watson have been updated from what was shown in the 2020 Circular based on more complete information on legacy services provided outside of Canada and reflects the aggregate fees billed for all such services, which included health and welfare consulting services in the United States that were terminated following the appointment of Willis Towers Watson as the independent compensation consultant.

	Executive Compensation-Related Fees provided to the Compensation Committee(1)		All Other Fees for services provided to management(2)
	2020	2019	2020	2019
Willis Towers Watson	$210,585 (84%)	$170,322 (36%)	$40,224 (16%)	$307,757 (64%)
(1)

Willis Towers Watson’s consulting fees are paid pursuant to a fixed-fee retainer for consulting services provided to the Compensation Committee between March 1, 2019 and March 31, 2020 and between April 1, 2020 and March 31, 2021. The value reported for 2019 has been updated from what was shown in the 2020 Circular ($159,669), which represented a proration of the fixed-fee retainer, to instead reflect the aggregate fees billed by Willis Towers Watson in accordance with the fixed-fee retainer payment schedule for the services rendered from March 1, 2019 to December 31, 2019. The value reported for 2020 reflects the annual retainer for Willis Towers Watson’s consulting support from January 1, 2020 to December 31, 2020. Willis Towers Watson’s consulting fees are in Canadian dollars and have been converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for the relevant year (2020 – 1.3415 and 2019 – 1.3269).

(2)

All Other Fees for services provided to management include the purchase of Argentine, Canadian, and U.S. compensation surveys; membership fees for an executive compensation forum; and actuarial work for Barrick’s United States captive insurance company. In 2019, Willis Towers Watson also provided support to management on CEO and Executive Chairman compensation issues and provided health and welfare consulting in the U.S. which has been terminated since the appointment of Willis Towers Watson as the independent compensation consultant. Consulting fees for services provided in Argentina are in Argentine Pesos and have been converted to U.S. dollars using annual exchange rates for the relevant year (2020 – 74.2639 and 2019 – 50.0347). Consulting fees for services provided in Canada are in Canadian dollars and have been converted to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada for the relevant year (2020 – 1.3415 and 2019 – 1.3269). Consulting fees for services provided in the United States are in U.S. dollars.

The Compensation Committee reviews and approves all fees and terms of consulting services provided by independent compensation consultants that are mandated by the Compensation Committee or commissioned by management. As provided in the Compensation Committee’s mandate, the Chair of the Committee must pre-approve any non-compensation services provided by the organization of the independent compensation consultants to ensure that the independence of such consultants is not compromised.

Compensation Peer Group and Benchmarking

As one of the largest gold mining companies in the world, there are no other Canadian publicly-traded gold mining companies that are similar in size, scope, and complexity. Our Global Peer Group is therefore comprised of twenty global companies that operate in the mining industry (70%) and broader extractive industries (30%), which takes into account Barrick’s existing operational footprint and

Barrick Gold Corporation | 2021 Circular	75

focus on attracting and retaining the best people in the same or analogous industries that are similarly long-term. The Global Peer Group was developed based on a comprehensive review by the Compensation Committee in 2019 following the Merger and peers were selected based on the criteria below:

Each year, the Compensation Committee evaluates and, if appropriate, updates the composition of the Global Peer Group. In completing this annual review, the Compensation Committee considers:

•	The Global Peer Group’s long-term alignment to the peer selection criteria;

•	Feedback received from shareholders on its composition; and

•	Gold and mining companies that are subject to similar long-term commodity cycle and price pressures.

Changes to the Global Peer Group are carefully considered and generally made infrequently to allow for consistency and comparability of market data from year to year. In 2020, Anadarko Petroleum Corporation was replaced by Occidental Petroleum Corporation to reflect Occidental Petroleum Corporation’s acquisition of Anadarko Petroleum Corporation. The 20 Global Peer Group companies are shown below.

Composition	Company	Country	Primary Industry

Global Mining Companies (70%)	Agnico Eagle Mines Limited	Canada	Gold
	Anglo American plc	United Kingdom	Diversified Metals & Mining
	Anglo Gold Ashanti Ltd.	South Africa	Gold
	Antofagasta plc	United Kingdom	Copper
	BHP Group	Australia	Diversified Metals & Mining
	First Quantum Minerals Ltd.	Canada	Copper
	Freeport McMoran Copper & Gold Inc.	United States	Copper
	Kinross Gold Corporation	Canada	Gold
	Newcrest Mining Limited	Australia	Gold
	Newmont Corporation	United States	Gold
	Rio Tinto Ltd.	United Kingdom	Diversified Metals & Mining
	South32 Limited	Australia	Diversified Metals & Mining
	Teck Resources Limited	Canada	Diversified Metals & Mining
	Wheaton Precious Metals Corp.	Canada	Silver

Global Extractive Non-Mining Companies (30%)	Apache Corporation	United States	Oil & Gas Exploration and Production
	Canadian Natural Resources Ltd.	Canada	Oil & Gas Exploration and Production
	Hess Corporation	United States	Oil & Gas Exploration and Production
	Marathon Oil Corporation	United States	Oil & Gas Exploration and Production
	Occidental Petroleum Corporation (New)	United States	Oil & Gas Exploration and Production
	Suncor Energy Ltd.	Canada	Integrated Oil & Gas

76	Barrick Gold Corporation | 2021 Circular

Compensation Benchmarking

Overall, we position our total compensation opportunities between the median and 75th percentile of the Global Peer Group. Total compensation awarded may be higher or lower than the median to 75th percentile range to reflect performance. Total compensation in excess of the 75th percentile will only be awarded for superior outperformance.

In 2020, the Compensation Committee reviewed benchmarking data for the Executive Committee, including our President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the regional Chief Operating Officers and the Executive Chairman. The benchmarking data was referenced alongside other considerations, including the scope, responsibilities, and accountability of our Executive Committee and Executive Chairman, which at times may be broader than their respective job titles indicate. When determining executive compensation levels, the Compensation Committee also considered shareholder and governance views, the overall economic climate and business environment, retention needs, experience and potential for future advancement. Additionally, the Compensation Committee considered Barrick’s TSR performance on an absolute and relative basis to ensure pay decisions reflect the overall shareholder experience. TSR performance is reviewed annually against the Global Peer Group, sector peers, and other broad market indices. TSR performance is assessed for companies outside of our Global Peer Group as Barrick Shares are widely-held by institutional and retail shareholders who have shareholding interests beyond companies that operate in the mining industry.

Managing Compensation Risks

We regularly monitor the risks associated with our executive compensation plans, programs, policies, and decisions. In 2020, the Compensation Committee was presented with an update of the annual compensation risk assessment conducted by Willis Towers Watson, which confirmed that Barrick has strong incentive governance practices and an executive compensation structure that is well-balanced. The assessment also confirmed that our executive compensation plans and programs do not encourage unnecessary and excessive risk-taking and do not create significant risks that are reasonably likely to have a material adverse effect on Barrick.

What we do

✓	We pay for performance	✓	We maintain a robust Clawback Policy

✓	We ensure that the long-term interests of our directors, management, and fellow owners are one and the same	✓	We design our compensation plans to mitigate undue risk-taking

✓	We balance short-term and long-term incentive compensation for our Named Partners	✓	We mandate double-trigger Change in Control provisions for all long-term incentive awards

✓	We cap incentive plan payouts for our NEOs	✓	We regularly review compensation

✓	We stress-test incentive compensation programs, awards, and payouts	✓	We hold an annual advisory vote on executive compensation

✓	We maintain market-leading minimum share ownership requirements for our Named Partners	✓	We regularly and proactively engage with our shareholders and use their feedback to refine our compensation practices

✓	We require all employees, including our NEOs, to certify annually their compliance with the Code of Business Conduct and Ethics	✓	We regularly consider the implications of the risks associated with the Company’s executive compensation programs and practices including through discussion by independent directors at our three standing committees

What we do not do

✗	We do not guarantee incentive compensation	✗	We do not permit hedging of our Company’s equity-based long-term incentive compensation and personal share ownership

✗	We do not re-price equity-based incentive compensation awards	✗	We do not grant deferred cash incentives for executive compensation purposes

✗	We do not provide tax gross ups in connection with Change in Control severance payments

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Enhanced Clawback Policy

Barrick has adopted an Incentive Compensation Recoupment Policy (Clawback Policy) that goes beyond the yet-to-be implemented provisions of the U.S. Dodd-Frank Act. Under the Clawback Policy, we may recoup certain incentive compensation paid to our Executive Chairman, Named Partners, other Partnership Plan participants, former executive officers, and certain other officers and employees (a Covered Person) in cases of a material financial restatement which improperly resulted in the overpayment of incentive compensation. The Clawback Policy provides that in the event of a restatement of financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, other than as a result of a change in accounting principles or securities laws, the Board may seek to recoup excess incentive compensation which was paid or granted upon the achievement of certain financial results in the 36-month period preceding the date of the restatement, to the extent that the amount of such compensation would have been lower if the financial results had been properly reported. In the case of our Executive Chairman, Named Partners, and Partnership Plan participants, the Clawback Policy applies regardless of whether the individual engaged in wrongful conduct that caused or was a significant contributing factor to the need for the restatement.

The Clawback Policy also allows for the recoupment of incentive compensation from Covered Persons, where the Board determines that wrongful conduct (fraud, dishonesty, or gross negligence) has occurred which resulted in a Covered Person improperly achieving certain performance targets and receiving or realizing a higher amount of incentive compensation than such Covered Person would have otherwise been entitled to receive or realize. Recoupment can be sought for a period of 36 months from the date on which the wrongful conduct occurred. A copy of our Clawback Policy is available on our website at www.barrick.com/about/governance.

NEO Share Ownership Requirements

Our partnership culture requires that our Executive Chairman and Partners be owners; we expect them to have a high degree of financial and emotional ownership in the Company. Share ownership is a core attribute of our culture and something that our Executive Chairman and all of our Partners embrace.

Reflecting this philosophy, Barrick has implemented share ownership requirements for the Executive Chairman (four times salary) and our Named Partners, including the President and Chief Executive Officer (ten times salary), Senior Executive Vice-President, Chief Financial Officer (five times salary), Senior Executive Vice-President, Strategic Matters (five times salary), and Chief Operating Officer, North America (five times salary). The share ownership requirements extend to other Partners, including Senior Vice-Presidents, Vice-Presidents, Executive Directors, and General Managers. To further underscore our commitment to maintaining market-leading share ownership requirements, all of our Partners, including our Named Partners, are now required to retain at least 50% of their share ownership requirement in actual Barrick Shares.

All Partners have until the later of five years from the date they become a Partner and February 2025 to meet the share ownership requirements. Barrick Shares held by our Executive Chairman and Partners, Barrick Shares purchased through Barrick’s BSPP, Barrick Shares held in trust and nominee accounts (including vested share-based awards from Randgold legacy plans that were granted prior to the Merger), unvested RSUs, and unvested PGSUs are counted towards satisfying share ownership requirements. Randgold legacy RSS awards and LTIP awards that have not yet vested based on performance do not count towards these requirements. The share ownership requirement for the Executive Chairman and for our Partners is evaluated at least once per year on December 31 and may also be evaluated following the annual LTI granting cycle each February, after the end of the most recently completed financial year.

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In the table below, share ownership has been evaluated as at December 31, 2020 and March 1, 2021 to take into consideration the long-term incentive grants that were made to our Named Partners in February 2021 for their 2020 performance. The Executive Chairman and all Named Partners have met their share ownership requirements as at December 31, 2020 and March 1, 2021.

2020 Requirement			Actual Share Ownership Details for NEOs(1)

Name and Principal Position	Multiple of Salary(2)	Date	Value of Barrick Shares (# Barrick Shares)	Value of PGSUs Subject to Vesting (# PGSUs)	Value of RSUs Subject to Vesting (# RSUs)	Value of DSUs (# DSUs)	Value of Total Ownership(1) (# Total)	Total Share Ownership Multiple of Salary(2)
John L. Thornton Executive Chairman(3)	4x	December 31,	$60,187,653	Nil	Nil	$27,017	$60,214,670	24.1x
		2020	(2,642,127)	(Nil)	(Nil)	(1,186)	(2,643,313)
		March 1,	$52,018,149	Nil	Nil	$22,498	$52,040,648	20.8x

		2021	(2,742,127)	(Nil)	(Nil)	(1,186)	(2,743,313)
D. Mark Bristow President and Chief Executive Officer(4)	10x	December 31,	$119,063,338	$11,555,360	$2,256,359	Nil	$132,875,057	73.8x
		2020	(5,226,661)	(507,259)	(99,050)	Nil	(5,832,970)
		March 1,	$101,942,674	$14,253,015	$3,420,613	Nil	$119,616,302	66.5x

		2021	(5,373,889)	(751,345)	(180,317)	(Nil)	(6,305,551)
Graham P. Shuttleworth Senior Executive Vice- President, Chief Financial Officer(5)	5x	December 31,	$11,568,641	$4,196,281	$1,060,910	Nil	$16,825,832	22.4x
		2020	(507,842)	(184,209)	(46,572)	(Nil)	(738,623)
		March 1,	$10,576,325	$5,320,744	$1,410,628	Nil	$17,307,697	23.1x
		2021	(557,529)	(280,482)	(74,361)	(Nil)	(912,372)
Kevin J. Thomson Senior Executive Vice- President, Strategic Matters(6)	5x	December 31,	$3,053,613	$6,432,776	Nil	Nil	$9,486,389	12.6x
		2020	(134,048)	(282,387)	(Nil)	(Nil)	(416,435)
		March 1,	$2,987,415	$7,127,238	Nil	Nil	$10,114,652	13.5x
		2021	(157,481)	(375,711)	(Nil)	(Nil)	(533,192)
Catherine P. Raw Chief Operating Officer, North America(7)	5x	December 31,	$3,401,396	$6,123,127	Nil	Nil	$9,524,523	14.2x
		2020	(149,315)	(268,794)	(Nil)	(Nil)	(418,109)
		March 1,	$3,234,575	$6,805,962	Nil	Nil	$10,040,536	14.1x
		2021	(170,510)	(358,775)	(Nil)	(Nil)	(529,285)

(1)	The value of Barrick Shares, PGSUs, RSUs, and DSUs is based on the closing price of Barrick Shares on the NYSE on December 31, 2020 ($22.78) and March 1, 2021 ($18.97).

(2)

For the purposes of determining the share ownership requirements as at December 31, 2020, the 2020 pre-tax base salary has been used for Messrs. Thornton ($2,500,000); Bristow ($1,800,000); Shuttleworth ($750,000); Thomson ($750,000); and Ms. Raw (Cdn $900,000). For Ms. Raw, her 2020 annual base salary was converted from Canadian dollars to U.S. dollars based on the annual average exchange rate reported by the Bank of Canada (1.3415). For the purposes of determining the share ownership requirements as at March 1, 2021, the 2021 pre-tax base salary has been used for Messrs. Thornton ($2,500,000); Bristow ($1,800,000); Shuttleworth ($750,000); Thomson ($750,000); and Ms. Raw (Cdn $900,000). For Ms. Raw, her 2021 pre-tax base salary was converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate on March 1, 2021 (1.2661).

(3)

On February 25, 2021, Mr. Thornton used 60% of his 2020 after-tax LTI award ($2,756,250) to purchase 83,130 Barrick Shares. These Barrick Shares are subject to a holding period until the later of: (a) three years following the date of purchase; and (b) the date Mr. Thornton retires or leaves the Company. An additional 16,870 Barrick Shares were purchased by Mr. Thornton on the same day, bringing his total share ownership position to 2,742,127 Barrick Shares. As at March 1, 2021, Mr. Thornton owns 1,775,451 Barrick Shares directly, 59,970 Barrick Shares indirectly through a Rollover IRA, and 451,930 Barrick Shares indirectly through a Grantor Retained Annuity Trust. Mr. Thornton also exercises control or direction over 240,565 Barrick Shares held in the names of his wife and children. In addition, 214,211 Barrick Shares are held in family trusts for the benefit of Mr. Thornton’s children and for which his wife is the trustee. Mr. Thornton does not have beneficial interest in or control over these Barrick Shares held in trust. His total ownership position of Barrick Shares is worth 20.8 times his base salary as at March 1, 2021.

(4)

As at March 1, 2021, Mr. Bristow owns 5,017,990 Barrick Shares directly. In addition, Mr. Bristow holds 306,589 Barrick Shares pursuant to the exchange into Barrick Shares of the one-off Randgold CEO Award that was granted to him by Randgold in 2013. These Barrick Shares must be held for the duration of Mr. Bristow’s employment with Barrick. Mr. Bristow also holds 49,310 Barrick Shares pursuant to the Randgold Restricted Share Scheme (RSS). These Barrick Shares, which vested on January 1, 2021 based on the Compensation Committee’s assessment of the performance condition, are subject to a two-year hold period ending on January 1, 2023. For additional information, see “Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 56. Mr. Bristow’s total ownership position of Barrick Shares is worth 56.6 times his base salary as at March 1, 2021.

(5)	As at March 1, 2021, Mr. Shuttleworth holds 557,529 Barrick Shares directly worth approximately 14.1 times his base of salary.

(6)	As at March 1, 2021, Mr. Thomson held 157,481 Barrick Shares directly worth approximately 4.0 times his base salary.

(7)	As at March 1, 2021, Ms. Raw held 170,510 Barrick Shares directly worth approximately 4.6 times her base salary.

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Shareholder Return Performance Graphs

Five-Year Cumulative Total Shareholder Return on Cdn $100 Investment(1)

December 31, 2015 to December 31, 2020

The following graph compares the total cumulative shareholder return for Cdn $100 invested in Barrick Shares on the TSX at December 31, 2015 with the cumulative total return of the S&P/TSX Global Gold Index and the S&P/TSX Composite Index for the five most recently completed financial years, assuming the reinvestment of dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The two TSX indices are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on Cdn $100 Investment

	2015	2016	2017	2018	2019	2020

Barrick (TSX:ABX)	$100	$210.93	$179.72	$184.96	$244.10	$297.37

S&P/TSX Composite Index	$100	$121.08	$132.08	$120.34	$147.83	$156.11

S&P/TSX Global Gold Index	$100	$150.96	$153.00	$147.73	$208.75	$254.87

80	Barrick Gold Corporation | 2021 Circular

Five-Year Cumulative Total Shareholder Return on US $100 Investment(1)

December 31, 2015 to December 31, 2020

The following graph compares the total cumulative shareholder return for US $100 invested in Barrick Shares on the NYSE at December 31, 2015 with the cumulative return of the PHLX Gold & Silver Sector (XAU) Index, the MSCI World Metals & Mining Index, and the S&P 500 Index for the five most recently completed financial years, assuming the reinvestment of all dividends.

(1)

Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date. The S&P 500 Index, the PHLX Gold & Silver Sector (XAU) Index, and the MSCI World Metals & Mining Index are total return indices, and they include dividends reinvested.

Five-Year Total Shareholder Return on US $100 Investment

	2015	2016	2017	2018	2019	2020

Barrick (NYSE:GOLD)	$100	$217.62	$198.48	$188.54	$261.05	$324.12

S&P 500 Index	$100	$111.95	$136.38	$130.39	$171.44	$202.96

PHLX Gold & Silver Sector Index	$100	$174.90	$190.25	$159.04	$243.14	$330.77

MSCI World Metals & Mining Index	$100	$156.82	$209.02	$178.20	$220.05	$275.92

Barrick Gold Corporation | 2021 Circular	81

Share Performance and Executive Compensation

Change in Named Executive Officer Total Compensation(1)

versus Barrick Cumulative Value(2) of Cdn $100 and US $100 Investment

December 31, 2015 to December 31, 2020

(1)

Total compensation represents the total reported value of salary, API, grant date fair value of equity-based LTI awards, pension value, and all other compensation from the Summary Compensation Table for the NEOs in such role as at December 31 each year. To provide a consistent basis of comparison over the five-year period, the figures for all years include total compensation for only the top five NEOs who were active in their roles as of December 31 each year. The compensation for interim NEOs and departed NEOs has been excluded; however, this information is disclosed in the information circular for the relevant year. Total 2018 compensation for all NEOs in 2018 was included to enable year-over-year comparability. For 2020, the total compensation for all NEOs were included and this information is disclosed in the “Summary Compensation Table” on page 84 of the Circular.

(2)	Dividends paid on Barrick Shares are assumed to be reinvested at the closing share price on the dividend payment date.

Five-Year Total Shareholder Return on Cdn $100 and US $100 Investment

	2015	2016	2017	2018	2019	2020

Barrick (TSX:ABX)	$100	$210.93	$179.72	$184.96	$244.10	$297.37

Barrick (NYSE:GOLD)	$100	$217.62	$198.48	$188.54	$261.05	$324.12

Five-Year Change in NEO Total Compensation

	2015	2016	2017	2018	2019	2020

NEO Total Compensation (Indexed to 2015 Compensation)	100.00 (Index Year)	162.60 63%	149.22 49%	180.30 80%	249.28 149%	282.12 182%

NEO Total Compensation (U.S. millions)	$15.82	$25.73	$23.61	$28.53	$39.44	$44.64

Each year, the Compensation Committee reviews NEO total compensation in the context of their individual and collective contributions to Barrick’s financial and operational performance, as assessed through tailored API Scorecards and the Long-Term Company Scorecard. The Committee also reviews NEO total compensation in the context of the overall shareholder experience, which includes an assessment of progress against the achievement of long-term strategic objectives, using various metrics including relative and absolute TSR performance. Due to the long-term nature of the mining industry and the volatility of the gold price, the Committee takes a balanced view when assessing performance. Short-term performance delivered, including demonstrable actions taken to address critical issues facing the business, is considered alongside Barrick’s emphasis on sustainable profitability and long-term value creation.

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Barrick’s vision is to become the world’s most valued gold mining business, by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Driven by a proven strategy and a management team committed to value creation, Barrick delivered another year of solid execution against the targets we outlined when the Merger was announced in September 2018.

•

Our industry-leading global portfolio of six Tier One Gold Assets continued to deliver through 2020, with our major growth projects at Pueblo Viejo, Goldrush and Turquoise Ridge all advancing on track and within budget. We also established a foundation for North Mara and Bulyanhulu to become a potential combined Tier One complex, with mining and processing of fresh ore restarting at Bulyanhulu in the second half of 2020. Since completion of the Merger on January 1, 2019, our pursuit of owning only the best assets drove us towards a divestiture strategy that has now delivered value in excess of $1.5 billion from non-core asset sales.

•

Barrick’s decentralized and agile structure ensured that we delivered on our 2020 gold and copper production guidance despite the challenges of Covid-19. We maximized the benefit of higher gold prices through operational execution, resulting in record annual free cash flow for the year. Our 10-year production outlook was also introduced in 2020, which highlighted our stable production base and ability to generate strong cash flow well into the future.

•

Our debt repayments over the past seven-and-a-half years total over $10 billion, including approximately $0.4 billion in 2020. We achieved zero debt net of cash by the end of 2020, which further strengthened one of the strongest balance sheets in the industry. Our liquidity continues to improve with robust cash flow generation, no material debt maturities until 2033, a $3 billion undrawn credit facility and a consolidated cash balance of approximately $5.2 billion as at December 31, 2020.

•

Reflecting our commitment to shareholder returns, our quarterly dividend per share has tripled to $0.09 since the announcement of the Merger in September 2018. We have also proposed a return of capital in 2021 derived from a portion of the proceeds from the Massawa Sale, the KCGM Sale, and the Shandong Share Sale.

•

Discovery is fundamental to value creation. The unequalled mineral endowment across our extensive land positions provides a strong value foundation at Barrick for decades to come. Our integrated mineral resource management and exploration team continued to delineate significant brownfields expansion potential outside of our 10-year production outlook, while opening up new frontiers of growth across all our regions.

•

Core to our business is our license to operate, with a focus on creating value and delivering social and economic development for our host countries and communities. Demonstrating our commitment to responsible mining, as well as regular transparent ESG reporting, we introduced our Sustainability Scorecard in 2020. This self-imposed scorecard is industry-leading and designed to ensure that key performance indicators are aligned and measured against strategic priorities.

From 2015 to 2020, market gold prices increased from an average of $1,160 per ounce to an average of $1,770 per ounce, which is reflected in the increase of our share price on the TSX and NYSE over the same period. From the announcement of our nil-premium Merger on September 24, 2018 to December 31, 2020, our share price on the NYSE increased by 118%. By comparison over the same period, the price of the GDX increased by 92%, while the spot gold price increased by 58%.Balancing the considerations above, the Compensation Committee awarded total compensation of $44.64 million for the 2020 NEOs. This reflects an increase of 182% from 2015 (compared to our five-year cumulative TSR of 183% and 209% on the TSX and NYSE, respectively), 2.2% of Barrick’s adjusted net earnings(1) of $2,042 million, and 0.2% of Barrick’s common shareholder equity of $23,341 million as at December 31, 2020.

(1)

“Adjusted net earnings” is a non-GAAP financial performance measure with no standardized definition under IFRS and therefore may not be comparable to similar measures presented by other companies. For further details, see “Other Information – Use of Non-GAAP Financial Performance Measures” on page 102.

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Summary Compensation Table

The table below summarizes the compensation of our NEOs for the three financial years ended December 31, 2020, 2019, and 2018(1). Our 2020 NEOs are our President and Chief Executive Officer; Executive Chairman; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; and the Chief Operating Officer, North America. The key factors necessary to understand the compensation summarized in the following table are described under “Compensation Discussion & Analysis” and in the footnotes to this table.

					Non-Equity Incentive Plan Compensation (f)
Name and Principal Position	Year	Salary	Share-Based Awards(2)	Option- Based Awards(3)	Annual Incentive Plans	Long-Term Incentive Plans(4)	Pension Value(5)	All Other Compen- sation(6)	Total Compen- sation
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
John L. Thornton	2020	2,500,000	Nil	Nil	Nil	4,375,000	375,000	180,906	7,430,906
Executive Chairman(7)	2019	2,500,000	Nil	Nil	Nil	2,504,688	375,000	171,967	5,551,655
	2018	2,500,000	Nil	Nil	Nil	9,735,000	375,000	249,994	12,859,994
D. Mark Bristow	2020	1,800,000	9,954,049	Nil	5,184,000	Nil	1,047,600	143,198	18,128,847
President and Chief	2019	1,800,000	9,036,049	Nil	5,400,000	Nil	1,080,000	52,689	17,368,738
Executive Officer(8)
Graham P. Shuttleworth	2020	750,000	4,064,326	Nil	1,965,306	Nil	407,296	55,989	7,242,917
Senior Executive Vice-	2019	750,000	3,398,394	Nil	1,717,531	Nil	370,130	29,408	6,265,463
President, Chief
Financial Officer(9)
Kevin J. Thomson	2020	750,000	3,114,375	Nil	1,859,694	Nil	391,454	36,496	6,152,019
Senior Executive Vice-	2019	750,000	2,767,531	Nil	1,574,647	Nil	348,697	36,329	5,477,204
President, Strategic	2018	694,620	1,865,160	Nil	1,667,088	Nil	354,256	33,266	4,614,390
Matters(10)
Catherine P. Raw	2020	670,860	2,940,095	Nil	1,663,459	Nil	350,148	59,841	5,684,403
Chief Operating Officer,	2019	678,240	2,503,294	Nil	701,978	Nil	207,033	64,099	4,154,645
North America(11)	2018	681,757	1,865,160	Nil	1,667,088	Nil	352,327	56,852	4,623,184

(1)

All compensation is reported in U.S. dollars. Compensation for Messrs. Thornton and Bristow is denominated in U.S. dollars and paid in U.S. dollars. Compensation for Mr. Shuttleworth is denominated in U.S. dollars and paid in Pound sterling. 2020 and 2019 compensation for Mr. Thomson is denominated in U.S. dollars and paid in Canadian dollars. 2018 compensation for Mr. Thomson was denominated in Canadian dollars and paid in Canadian dollars. For reporting purposes, 2018 compensation for Mr. Thomson was converted to U.S. dollars using the following annual average exchange rate reported by the Bank of Canada (2018 - 1.2957). Compensation for Ms. Raw is denominated in Canadian dollars and paid in Canadian dollars. For reporting purposes, Ms. Raw’s compensation is converted to U.S. dollars using the following annual average exchange rates reported by the Bank of Canada (2020 – 1.3415; 2019 – 1.3269; and 2018 – 1.2957).

(2)

The figures shown reflect the grant date fair value of PGSUs and RSUs approved by the Compensation Committee for the specified fiscal years. For Mr. Bristow, PGSUs granted on February 16, 2021 and February 10, 2020 were denominated in U.S. dollars. RSUs granted on February 11, 2020 pursuant to the Restructured Retention Award were denominated in U.S. dollars. For Mr. Shuttleworth, PGSUs granted on February 16, 2021 were denominated in U.S. dollars. PGSUs that were granted on March 4, 2020 upon receiving a tax ruling from Revenue Jersey were converted from Pound sterling to U.S. dollars at the Bank of England rate of exchange: i.e. March 3, 2020: 1.2819. RSUs that were granted on February 11, 2020 and August 6, 2020 were denominated in U.S. dollars. For Mr. Thomson and Ms. Raw, PGSUs granted on February 16, 2021 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average exchange rate: i.e. February 12, 2021: 1.2711. PGSUs granted on February 10, 2020 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange on the first trading day following the expiration of the Blackout Period: i.e., February 14, 2020: 1.3249. PGSUs granted on February 11, 2019 were converted from Canadian dollars to U.S. dollars at the Bank of Canada daily average rate of exchange: i.e., February 8, 2019: 1.3270. Grant date fair value is determined by multiplying the number of PGSUs or RSUs, as applicable, by the closing share price of Barrick Shares on the TSX or the NYSE on the day preceding the grant date or, for PGSUs only, if the grant date occurs during a Blackout Period, the number of PGSUs is determined by the greater of the closing share price of Barrick Shares on the TSX or the NYSE on the first trading day following the expiration of the Blackout Period or the date preceding the grant date. These compensation fair values are the same as those used for accounting purposes. The following table summarizes the PGSUs and RSUs granted to the NEOs for the last three fiscal years.

84	Barrick Gold Corporation | 2021 Circular

Grants of Share-Based Awards (2018 – 2020)

Name	Grant Date	Number of PGSU Awards	Number of RSU Awards
John L. Thornton	February 16, 2021	Nil	Nil
	February 10, 2020	Nil	Nil
	February 11, 2019	Nil	Nil
D. Mark Bristow	February 16, 2021	368,127	81,267
	February 11, 2020*	Nil	97,670
	February 10, 2020	366,938	Nil
	February 11, 2019*	132,186	Nil
Graham P. Shuttleworth	February 16, 2021	140,604	30,800
	August 6, 2020***	Nil	8,973
	March 4, 2020**	131,726	Nil
	February 11, 2020*	Nil	37,016
	February 11, 2019*	50,098	Nil
Kevin J. Thomson	February 16, 2021	140,779	Nil
	February 10, 2020	140,375	Nil
	February 11, 2019	136,968	Nil
Catherine P. Raw	February 16, 2021	132,904	Nil
	February 10, 2020	126,972	Nil
	February 11, 2019	136,968	Nil
*	Restructured Retention Award (see page 55 for details)

**	PGSU grant upon receiving tax ruling from Revenue Jersey

***	Adjustment RSU grant (see below for details)

Legacy PGSUs granted before January 1, 2020 vest 33 months from the date of grant (or, if the vesting date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) and the after-tax value of Legacy PGSUs is used to purchase Barrick Shares in the open market. New PGSUs granted after January 1, 2020 vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Barrick Shares acquired with the after-tax value of all PGSUs, including Legacy PGSUs and New PGSUs, must be held until the applicable share ownership requirement is met, in which case Barrick Shares in excess of the share ownership requirement may be sold. PGSUs are further described in “2020 Compensation of our Named Partners – Performance Granted Share Units (PGSUs)” beginning on page 52. The Restructured Retention Awards granted to Messrs. Bristow and Shuttleworth vest and become payable 33 months from the date of grant. Upon vesting, the after-tax value will be used to purchase Barrick Shares that are required to be held until the later of (a) the date the executive retires or leaves the Company, and (b) three years following the date of purchase. See page 55 for the terms and conditions applicable to this Restructured Retention Award. PGSUs in respect of the 2019 fiscal year were intended to be granted to all Named Partners and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than had they received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020. Additional RSUs are credited to reflect dividends paid on Barrick Shares. The RSUs are further described in Schedule D of this Circular.

(3)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(4)

The amounts shown reflect long-term incentive awards or the portion of API awards that were paid to executives on the condition that they use the award to purchase After-Tax Shares which cannot be sold or otherwise disposed of until the later of: (a) three years from the date of purchase, and (b) the date the executive retires or leaves the Company, as applicable. Additional restrictions may apply. The requirement to use all or a part of the API award to purchase Barrick Shares is determined annually at the discretion of the Compensation Committee. Long-term incentives included in this column reflect those that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2020 Compensation of Named Executive Officers – 2020 Compensation of the Executive Chairman”.

(5)

The figures shown represent employer contributions pursuant to the Executive Retirement Plan for compensation (earned in 2020). Employer contributions to the Executive Retirement Plan with respect to the API award earned for the year ended December 31, 2020 are made in February of the following year. No above-market or preferential earnings are credited on any contributions. For Messrs. Thornton and Bristow, Executive Retirement Plan contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, Executive Retirement Plan contributions are made in Pound sterling and converted to U.S. dollars using the annual average exchange rate reported by the Bank of England. For Mr. Thomson and Ms. Raw, Executive Retirement Plan contributions are made in Canadian dollars and are converted to U.S. dollars using the annual average exchange rate reported by the Bank of Canada for each respective year. See “Executive Retirement Plans” on page 89 for further details.

(6)

The amounts disclosed in All Other Compensation represent the dollar value of various benefit plan costs and insurance premiums paid by the Company on behalf of the respective NEO; taxable allowances and/or reimbursements for certain benefits and perquisites made available to our NEOs, such as a leased vehicle or car allowance, financial counselling or tax preparation services, parking, executive medical benefits, scholarships for dependent children, ground and air transport, and other compensation not reported in any other column of the Summary Compensation Table, such as cash-based on-hire awards, as applicable. The benefits and perquisites for each NEO are denominated in U.S. dollars using the Bank of Canada, Bank of England, or South African Rand annual average exchange rates, as applicable, for each applicable year. In 2020, Messrs. Thornton and Bristow, and Ms. Raw, received benefits and perquisites in excess of Cdn $50,000. 2020 benefits and perquisite details, including those that represent more than 25% of the total value individually reportable, are as follows:

•	Mr. Thornton received $180,906 in benefits and perquisites, including life insurance, accidental death and dismemberment (AD&D) coverage and executive disability premiums of $165,752;

•	Mr. Bristow received $143,198 in benefits and perquisites, including medical insurance, life insurance, AD&D coverage and executive disability premiums of $109,835;

Barrick Gold Corporation | 2021 Circular	85

•	Mr. Shuttleworth received $55,989 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $25,446 and a car allowance of $15,404;

•	Mr. Thomson received $36,496 in benefits and perquisites, including life insurance, AD&D coverage, and executive disability insurance premiums of $9,753 and a car allowance of $14,812;

•

Ms. Raw received $59,841 in benefits and perquisites, including financial counselling and tax preparation services which were sought in relation to her tax obligations in Canada and the United Kingdom that amounted to $35,560 (inclusive of taxes) and a car allowance of $14,812.

(7)

Mr. Thornton was appointed Co-Chairman of the Board effective June 5, 2012 and was appointed Executive Chairman effective April 30, 2014. For 2018, Mr. Thornton received an LTI award equal to $9,735,000. Mr. Thornton received the LTI award primarily in recognition of his delivery against all the strategic initiatives set out for him in our 2018 information circular, leading Barrick’s progress with strengthening its pipeline and portfolio in 2018 and over the preceding three years, and his critical involvement with driving Barrick’s transformational Merger, which meaningfully advances many of Barrick’s strategic goals and enhances Barrick’s prospects to become the world’s most valuable gold mining business. In recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company and his additional share purchase of 2,271,029 Barrick Shares following the announcement of the Merger worth $25.2 million at the time of purchase, 51% of his 2018 after-tax cash award of $5,976,862 was used to purchase 215,000 After-Tax Shares on March 25, 2019 on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. For 2019, Mr. Thornton received an LTI award equal to $2,504,688 pursuant to the new and simplified LTI approach for the Executive Chairman which recognizes the Executive Chairman’s delivery against all the strategic initiatives set out for him in our 2019 information circular and the long-term shareholder value created over the past three years as evidenced by Barrick’s above-median TSR performance positioned at the 56th percentile of the constituents of the MSCI Index. In recognition of the Executive Chairman’s continued commitment to deep, long-term ownership in the Company, on March 18, 2020 and March 19, 2020, Mr. Thornton used 60% of his 2019 after-tax LTI award of $1,572,572 to purchase a total of 59,280 After-Tax Shares on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. For 2020, Mr. Thornton received an LTI award equal to $4,375,000 pursuant to the new and simplified LTI approach for the Executive Chairman, which was determined based on Barrick’s three-year relative TSR performance versus the constituents of the MSCI Index (76th percentile) and Barrick’s absolute TSR performance over the same period. On February 25, 2021, Mr. Thornton used 60% of his 2020 after-tax LTI award of $2,756,250 to purchase a total of 83,130 After-Tax Shares on the open market. These After-Tax Shares cannot be sold until the later of (a) three years following the date of purchase, and (b) the date Mr. Thornton retires or leaves the Company. On February 25, 2021, Mr. Thornton bought an additional 16,870 shares, bringing his total share ownership position to 2,742,127 Barrick Shares worth nearly 22 times his base salary as at March 25, 2021.

(8)

Mr. Bristow was appointed President and Chief Executive Officer of Barrick effective January 1, 2019. On February 11, 2019, in connection with the annual grant process, Mr. Bristow was awarded 396,558 PGSUs to reflect his pivotal role in the Merger, the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold, and his vision to transform Barrick into the world’s most valued gold mining business. Following discussions among the Compensation Committee, the independent directors of the Board, and Mr. Bristow, and having regard to his public commitment to continue in his role for at least five years from the Merger, it was mutually determined that this award should be restructured to more closely align the vesting period and the applicable holding conditions with the five-year service commitment period and shareholder value creation over the same period. As part of the restructuring of the award, one-third of the original award granted on February 11, 2019 was retained (132,186 PGSUs with a grant date fair value of $1,800,049). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. On February 11, 2020, another one-third of the original 2019 CEO Grant was replaced with a new grant of 97,670 RSUs, that have a grant date fair value equal to one-third of the original 2019 CEO Grant ($1,800,049). These RSUs vest 33 months from the date and grant, and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Bristow retires or leaves the Company, and (b) three years following the date of purchase. For further details about the Restructured Retention Award, see page 55.

(9)

Mr. Shuttleworth was appointed Senior Executive Vice-President, Chief Financial Officer of Barrick effective January 1, 2019. For 2019, Mr. Shuttleworth’s annual salary of £575,000 was redenominated to U.S. dollars ($750,000) and he received a one-time currency adjustment payment of $16,013 in connection with the redenomination of his salary from Pound sterling to U.S. dollars. On February 11, 2019, in connection with the annual grant process, Mr. Shuttleworth was awarded 150,294 PGSUs to reflect his pivotal role in the Merger and the importance of his continued leadership to ensure a seamless integration of Barrick and Randgold. Following discussions among the Compensation Committee and Mr. Shuttleworth, it was mutually determined that this award should be restructured in a manner consistent with the President and Chief Executive Officer’s 2019 grant of PGSUs. One-third of the original award granted on February 11, 2019 was retained (50,098 PGSUs with a grant date fair value of $682,208). These PGSUs vest 33 months from the date of grant and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. On February 11, 2020, another one-third of the original 2019 CFO Grant was replaced with a new grant of 37,016 RSUs that have a grant date fair value equal to one-third of the original 2019 CFO Grant ($682,208). These RSUs vest 33 months from the date and grant, and upon vesting, the After-Tax Shares are subject to a holding period and may not be sold until the later of (a) the date Mr. Shuttleworth retires or leaves the Company, and (b) three years following the date of purchase. For further details about the Restructured Retention Award, see page 55. PGSUs in respect of the 2019 fiscal year were intended to be granted to all Named Partners and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than if they had received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020.

(10)

Mr. Thomson was appointed Senior Executive Vice-President, Strategic Matters on October 14, 2014. For 2019, Mr. Thomson’s annual salary was denominated in U.S. dollars ($750,000) and he received a one-time currency adjustment payment of $168 in connection with the redenomination of his salary from Canadian dollars to U.S. dollars.

(11)

Ms. Raw was appointed the Executive Vice-President and Chief Financial Officer on April 26, 2016 and held that position until December 31, 2018. Following the Merger, on January 1, 2019, she was appointed Chief Operating Officer, North America. Ms. Raw was working remotely on a reduced schedule due to maternity leave from July 1, 2019 to December 31, 2019. Ms. Raw’s 2019 API award reflects this reduced schedule.

86	Barrick Gold Corporation | 2021 Circular

Incentive Plan Award Tables

Aggregate Option Exercises During Financial Year Ended December 31, 2020

None of the NEOs have outstanding stock options.

Outstanding Share-Based Awards and Option-Based Awards as at Year Ended December 31, 2020(1)

The following table provides information for all share-based awards to NEOs outstanding as at December 31, 2020. None of the NEOs have outstanding stock options.

	Option Awards(2)				Share-Based Awards(3)

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options or Similar Instruments	Number of Shares or Units of Shares That Have Not Vested (includes PGSUs, RSUs, RSS, LTIP)	Market or Payout Value of Share- Based Awards That Have Not Vested (includes PGSUs, RSUs, RSS, LTIP)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
John L. Thornton

2/12/2013	Nil	Nil		Nil	Nil	Nil	$27,017
Total(4)	Nil			Nil	Nil	Nil	$27,017
D. Mark Bristow

3/17/2017	Nil	Nil		Nil	129,086	$1,123,282	Nil

5/15/2018	Nil	Nil		Nil	480,404	$4,180,449	Nil

2/11/2019	Nil	Nil		Nil	135,136	$3,078,397	Nil

2/10/2020	Nil	Nil		Nil	372,124	$8,476,976	Nil

2/11/2020	Nil	Nil		Nil	99,050	$2,256,365	Nil
Total(5)	Nil			Nil	1,215,800	$19,115,469	Nil
Graham P. Shuttleworth

3/17/2017	Nil	Nil		Nil	25,253	$219,736	Nil
5/15/2018	Nil	Nil		Nil	116,364	$1,012,594	Nil
2/11/2019	Nil	Nil		Nil	51,216	$1,166,711	Nil
2/11/2020	Nil	Nil		Nil	37,539	$855,141	Nil
3/4/2020	Nil	Nil		Nil	132,993	$3,029,591	Nil
8/6/2020	Nil	Nil		Nil	9,033	$205,773	Nil
Total(6)	Nil			Nil	372,399	$6,489,546	Nil
Kevin J. Thomson

2/11/2019	Nil	Nil		Nil	140,025	$3,189,761	Nil

2/10/2020	Nil	Nil		Nil	142,363	$3,243,024	Nil
Total(7)	Nil			Nil	282,387	$6,432,785	Nil
Catherine P. Raw

2/11/2019	Nil	Nil		Nil	140,025	$3,189,761	Nil
2/10/2020	Nil	Nil		Nil	128,770	$2,933,380	Nil
Total(8)	Nil			Nil	268,795	$6,123,141	Nil

(1)

None of the NEOs have outstanding stock options. The amounts shown in the table above for each of the NEOs as at December 31, 2020 include: (i) the aggregate number of unvested PGSUs and RSUs and Randgold legacy RSS and LTIP awards, (ii) the aggregate number of vested DSUs that have not yet paid out, and (iii) the market value of such PGSUs, RSUs, RSS awards, LTIP awards, and DSUs based on the closing price of Barrick Shares on December 31, 2020. For RSS awards, LTIP awards, and DSUs, the closing share price of Barrick Shares is based on the NYSE as at December 31, 2020 ($22.78). For PGSUs and RSUs, the closing share price of Barrick Shares is based on the TSX or NYSE on December 31, 2020, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2020 where applicable. The value realized upon vesting of a PGSU is equal to the closing share price of Barrick Shares on the respective exchange on the vesting date. The value realized upon vesting of a RSU is equal to the average closing share price of Barrick Shares on the respective exchange during the five trading days preceding the vesting date.

(2)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(3)

Legacy PGSUs granted prior to January 1, 2020 vest 33 months from the date of grant (or, if the vesting date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period) and New PGSUs granted after January 1, 2020 vest in one-third increments over three years from the date of grant, on the 12-month anniversary, 24-month anniversary, and 33-month anniversary (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period). Upon vesting, the after-tax proceeds are used to purchase Restricted Shares that must be held until attainment of individual share ownership requirements, which include the new additional requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares. RSUs vest 33 months from the date of grant. DSUs vest immediately on grant but must be retained until the director leaves the Board. Market or payout value of PGSU awards and RSU awards that have not vested is determined by multiplying the number of PGSUs or RSUs by the closing share price of Barrick Shares on the TSX or NYSE, as applicable as at December 31, 2020

Barrick Gold Corporation | 2021 Circular	87

(Cdn $29.00 for TSX awards and $22.78 for NYSE awards). Market or payout value of the Randgold legacy RSS and LTIP awards that have not vested reflects the number of shares conditionally awarded that are due to vest in 2021, based on the relative TSR performance assessed from December 14, 2018 to December 31, 2020, multiplied by the closing share price of Barrick Shares on the NYSE as at December 31, 2020 ($22.78). See “2020 Compensation of Named Executive Officers – Randgold Legacy Restricted Share Scheme and Long-Term Incentive Plan” on page 56 and Schedules E and F of this Circular for more details. Market or payout value of DSUs that have vested but have not been paid out or distributed is determined by multiplying the number of DSUs by the closing share price of Barrick Shares on the NYSE as at December 31, 2020 ($22.78).

(4)

Mr. Thornton’s vested share-based awards that have yet to be paid out or distributed include 1,059 DSUs and 127 DSU dividend equivalents that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. Pursuant to the Directors’ Deferred Share Unit Plan, these DSUs must be retained until Mr. Thornton leaves the Board, at which point the value of the DSUs including any dividends accrued on the initial DSU grant will be paid out in cash.

(5)

Mr. Bristow’s total outstanding share-based awards include 129,086 Randgold legacy RSS awards and 480,404 Randgold legacy LTIP awards. The estimated market value of unvested RSS and LTIP awards represents the product of: (a) the number of RSS and LTIP awards outstanding, (b) the portion of RSS and LTIP awards that have vested based on relative TSR performance during the period starting December 17, 2018 and ending December 31, 2020, equal to 38.2%, and (c) $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020). The Randgold legacy RSS awards vested on January 1, 2021 with a value of $1,123,282. The actual value of the Randgold legacy LTIP awards will be determined based on the share price at the time of vesting on May 15, 2021. See page 56 for a description of the relative TSR performance evaluation and the decision of the Committee to modify the manner in which the performance period was calculated. In addition, Mr. Bristow’s total outstanding share-based awards also include 499,124 PGSUs, 8,136 PGSU dividend equivalents, 97,670 RSUs, and 1,380 RSU dividend equivalents. The RSUs were granted on February 11, 2020 pursuant to the Restructured Retention Award. Subject to continued employment, the RSUs will vest 33 months from the date of grant and, upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Bristow retires, and (b) three years following the date of purchase.

(6)

Mr. Shuttleworth’s total outstanding share-based awards include 25,253 Randgold legacy RSS awards and 116,364 Randgold legacy LTIP awards. The estimated market value of unvested RSS and LTIP awards represents the product of: (a) the number of RSS and LTIP awards outstanding, (b) the portion of RSS and LTIP awards that have vested based on relative TSR performance during the period starting December 17, 2018 and ending December 31, 2020, equal to 38.2%, and (c) $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020). The Randgold legacy RSS awards vested on January 1, 2021 with a value of $219,736. The actual value of the Randgold legacy LTIP awards will be determined based on the share price at the time of vesting on May 15, 2021. See page 56 for a description of the relative TSR performance evaluation and the decision of the Committee to modify the manner in which the performance period was calculated. In addition, Mr. Shuttleworth’s total outstanding share-based awards also include 181,824 PGSUs, 2,386 PGSU dividend equivalents, 45,989 RSUs and 583 RSU dividend equivalents. PGSUs in respect of the 2019 fiscal year were intended to be granted to all Named Partners and other Partnership Plan participants on February 10, 2020 (subject to the assessment of the Compensation Committee), but could not be granted on such date to eligible plan participants who are residents of Jersey, including Mr. Shuttleworth, in the absence of a tax ruling from Revenue Jersey relating to the treatment of such PGSUs under applicable tax laws. Following receipt of this tax ruling on March 4, 2020, eligible Partnership Plan participants who are residents of Jersey, including Mr. Shuttleworth, were awarded PGSUs in respect of the 2019 fiscal year based on the Compensation Committee’s assessment of the 2019 Long-Term Company Scorecard on February 10, 2020 and on the same vesting terms as the PGSUs granted to other Partnership Plan participants on February 10, 2020. In recognition of the increases in the market price of the Barrick Shares and the foreign exchange rate between the intended grant date of February 10, 2020 and March 4, 2020, and the desire to ensure that those individuals who received their PGSU grants on March 4, 2020 were no worse off than had they received their PGSU grants on February 10, 2020, Mr. Shuttleworth was awarded an adjustment grant of 8,973 RSUs on August 6, 2020. These adjustment RSUs are subject to the same vesting terms as the PGSUs awarded to Mr. Shuttleworth on March 4, 2020. RSUs were also granted on February 11, 2020 pursuant to the Restructured Retention Award. Subject to continued employment, this grant will vest 33 months from the date of grant and, upon vesting, the after-tax value will be used to purchase Barrick Shares that cannot be sold until the later of (a) the date Mr. Shuttleworth retires, and (b) three years following the date of purchase.

(7)	Mr. Thomson’s total outstanding share-based awards include 277,343 PGSUs and 5,044 PGSU dividend equivalents.

(8)	Ms. Raw’s total outstanding share-based awards include 263,940 PGSUs and 4,855 PGSU dividend equivalents.

Incentive Plan Awards – Value Vested or Earned During the Year Ended December 31, 2020

The following table provides information for each of the NEOs on (1) the value that would have been realized if the options under the option-based awards had been exercised on the vesting date, (2) the value realized upon vesting of share-based awards (PGSUs, RSS Awards, and DSUs), and (3) the value earned under the API program or long-term incentive awards that are awarded pursuant to the Executive Chairman LTI arrangement, as described in “2020 Compensation of Named Executive Officers – 2020 Compensation of the Executive Chairman”.

Name (a)	Option-Based Awards – Value Vested During the Year(1) (b)	Share-Based Awards – Value Vested During the Year(2) (c)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) (d)

John L. Thornton	Nil	$365	$4,375,000

D. Mark Bristow	Nil	Nil	$5,184,000

Graham P. Shuttleworth	Nil	Nil	$1,965,306

Kevin J. Thomson	Nil	$3,170,049	$1,859,694

Catherine P. Raw	Nil	$2,817,842	$1,663,459

(1)	We have ceased granting stock options to executives to further underscore long-term ownership as the basis of our long-term incentive awards.

(2)

For Mr. Thornton, share-based awards that vested during 2020 represent the DSU dividend equivalents credited to his account based on the DSUs that he received for his service as an independent director of the Board from February 15, 2012 to June 5, 2012. For Messrs. Bristow and Shuttleworth, the legacy 2016 RSS awards lapsed on January 1, 2020 as the relative TSR performance condition was not achieved. For Mr. Thomson and Ms. Raw, the value of PGSUs that vested in 2020 (denominated in U.S. dollars) is determined by multiplying the number of PGSUs that vested by the closing share price of Barrick Shares on the TSX on the vesting date, converted to U.S. dollars based on the Bank of Canada daily average exchange rate on the vesting date pursuant to the PGSU Plan. Upon vesting, the after-tax proceeds of the PGSU award were used to purchase Restricted Shares. Only Restricted Shares in excess of a Named Partner’s share ownership requirement of five times salary and the new requirement to retain at least 50% of the share ownership requirement in actual Barrick Shares may be sold.

(3)

For Mr. Thornton, the value of non-equity incentive plan awards earned in the year represents the long-term incentive awarded pursuant to the Executive Chairman LTI arrangement. For Messrs. Bristow, Shuttleworth, Thomson, and Ms. Raw, the value of non-equity incentive plan awards earned in the year represents the API earned for 2020 performance.

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Executive Retirement Plans

Barrick adopted the Executive Retirement Plan in 2000. The Executive Retirement Plan is a non-registered/non-qualified defined contribution plan in which participants accrue benefits in the form of account balances with a guaranteed rate of return and defined notional contributions. Currently, we administer one plan for officers based outside of the United States (including Canada) and another for officers primarily based in the United States. All NEOs participate in an Executive Retirement Plan and do not participate in any other Barrick retirement plan.

An amount equal to 15% of the officer’s salary and API for the year is accrued to the Executive Retirement Plan and accumulated with interest until termination of employment (before the participant’s retirement date), or upon retirement, as applicable. Interest accumulates at the annual rate of “Government of Canada Marketable Bonds with Average Yield over 10 years” as published in the Bank of Canada Weekly Financial Statistics for the month of January of the relevant calendar year. For 2020, this interest rate was 1.42%. No above-market or preferential earnings were paid out. The Executive Chairman’s LTI award does not accrue to the Executive Retirement Plan.

Participants are eligible to receive payouts upon retiring after attaining the age of 55, with the option of receiving the payout as a lump sum or in monthly installments having an equivalent actuarial value. Currently, Messrs. Thornton, Bristow, and Thomson are eligible to receive payouts under the Executive Retirement Plan from their accumulated account balances.

Upon termination, before the participant’s retirement date, the participant will receive the total amount credited to his or her account after the deduction of any amount transferred to a registered retirement savings plan as a retiring allowance. If the participant dies prior to retirement, the account balance will be paid out as a lump sum to the participant’s beneficiary or estate. See “Potential Payments Upon Change in Control Termination” beginning on page 94 for information on payments made upon termination following a Change in Control.

In 2020, we undertook a review of our Executive Retirement Plan to ensure it is fit for purpose for our increasingly international executive team. Following our due diligence process, we determined that a Retirement Trust Scheme arrangement would be most appropriate for participants in Jersey and Mauritius. Beginning in 2021, employer contributions equal to 15% of annual earned salary and API for the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer will be directed to the Retirement Trust Scheme.

Defined Contribution Plan Table as at December 31, 2020(1)

Name (a)	Accumulated Value at Start of Year (b)	Compensatory(2) (c)	Accumulated Value at Year-End (d)

John L. Thornton	$3,955,693	$375,000	$4,389,274

D. Mark Bristow	$272,600	$1,080,000	$1,367,792

Graham P. Shuttleworth	$117,543	$372,217	$522,970

Kevin J. Thomson	$1,615,304	$344,878	$2,038,268

Catherine P. Raw	$1,187,285	$204,780	$1,446,133

(1)

For Messrs. Thornton and Bristow, contributions are made and reported in U.S. dollars. For Mr. Shuttleworth, contributions are denominated in Pound sterling and are converted from Pound sterling to U.S. dollars using the exchange rates reported by the Bank of England. For Mr. Thomson and Ms. Raw, Executive Retirement Plan values are denominated in Canadian dollars and are converted from Canadian dollars to U.S. dollars using the exchange rates reported by the Bank of Canada. The applicable exchange rates are shown below:

(a)

Accumulated Value at Start of Year – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7570 on December 31, 2019. For Mr. Thomson and Ms. Raw, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange of 1.2988 on December 31, 2019;

(b)

Compensatory Value – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England annual average exchange rate for 2020 of 0.7790. For Mr. Thomson and Ms. Raw, converted from Canadian dollars to U.S. dollars based on the Bank of Canada annual average exchange rate for 2020 of 1.3415; and

(c)

Accumulated Value at Year End – For Mr. Shuttleworth, converted from Pound sterling to U.S. dollars based on the Bank of England daily rate of exchange of 0.7327 on December 31, 2020. For Mr. Thomson and Ms. Raw, converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate of 1.2732 on December 31, 2020.

(2)

Pursuant to the Executive Retirement Plan, an amount equal to 15% of an officer’s salary and API received during the year is accrued and accumulated with interest until termination of employment or retirement, as applicable. API in respect of the most recently completed financial year is awarded in February, after the end of the most recently completed financial year. Accordingly, the compensatory value for the year ended December 31, 2020 reflected in the table above for Messrs. Bristow, Shuttleworth, Thomson and Ms. Raw includes 15% of the salary earned in 2020, as well as 15% of the 2019 API that was awarded in February 2020. The Executive Chairman’s LTI award does not accrue to the Executive Retirement Plan.

Barrick Gold Corporation | 2021 Circular	89

Potential Payments Upon Termination

Termination Provisions for Existing Compensation Plans and Programs

The table below describes the standard treatment of certain compensation that would have become payable under existing compensation plans and programs, if an NEO’s employment had terminated on December 31, 2020, in circumstances other than a Change in Control (see “Potential Payments Upon Change in Control Termination” beginning on page 94 for further details). The Compensation Committee has the authority to depart from standard treatment and to consider other factors deemed appropriate, including individual contributions to the Company, restrictive covenant agreements, as well as payments to mitigate potential legal claims, subject to any such payment being made pursuant to a statutory settlement agreement.

	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Base Salary	Only earned portion	Only earned portion	Only earned portion	Only earned portion, plus compensation pursuant to Canadian statutory and common law
Annual Performance Incentive	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis	None	Prorated portion based on actual performance achieved; determined on a case-by-case basis
Unvested Legacy Performance Granted Share Units (Legacy PGSUs)(3)

All unvested Legacy PGSUs continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

For retirement, continue to vest according to their normal vesting schedule and are paid out in cash, provided that the participant does not join, or provide services to, a “Competitor” during the continued vesting period (see next page for details). For termination due to death or disability, vest on the termination date or date of death, as applicable

All unvested PGSUs lapse and are forfeited

Continue to vest according to normal vesting schedule, and are paid out in cash, provided that employee does not join, or provide services to, a “Competitor” during the continued vesting period (see below for details)

Unvested New Performance Granted Share Units (New PGSUs)(3)	All unvested New PGSUs lapse and are forfeited

For retirement, which is defined as age 60 for the purposes of the Plan, same as unvested Legacy PGSUs. If retirement, on or after the age of 60, occurs prior to a Change in Control, all unvested New PGSUs vest and are paid out on or before the Change in Control; unvested New PGSUs are otherwise forfeited

For termination due to death or disability, same as unvested Legacy PGSUs

			Same as unvested Legacy PGSUs	Prorated portion of unvested New PGSUs vest based on actual performance achieved and proportion of vesting period in Barrick’s employment; all remaining unvested New PGSUs lapse and are forfeited
Vested Performance Granted Share Units that are held as Restricted Shares	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)	Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable	Restricted Shares will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, and 25% on the second anniversary of the termination date	Prohibitions lapse and cease to apply to all Restricted Shares, provided that the participant does not join, or provide services to, a “Competitor” (see below for details)

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	Resignation	Retirement, Death, or Disability(1)	Termination with Cause(2)	Termination Without Cause(2)
Unvested Restricted Share Units (RSUs)	Unvested RSUs are forfeited immediately	Accelerated vesting of unvested RSUs	Unvested RSUs are forfeited immediately	In accordance with the Long-Term Incentive Plan, Compensation Committee has discretion to accelerate vesting of unvested RSUs; otherwise forfeited
Retirement Plan Benefits	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan	Entitled to receive the total amount accrued under the Executive Retirement Plan
Benefits and Perquisites	Cease as of the last day of employment	In the case of death, benefits are extended for 31 days; otherwise, cease as of the last day of employment	Cease as of the last day of employment	Pursuant to Canadian statutory and common law

(1)

“Disability” means, with respect to a non-U.S. participant, the physical or mental illness of the participant resulting in the participant’s absence from his or her full-time duties with the relevant Barrick Gold Company for a period of time that results in a termination event pursuant to the applicable long-term disability plan for the Barrick Gold Company for which the participant is employed. “Disability” means, with respect to a U.S. participant, if the participant is: (i) unable to engage in his or her full-time duties with the relevant Barrick Gold Company by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering the participant.

(2)	“Cause” is defined as:

(a)

Willful and continued failure by the participant to substantially perform the participant’s duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness or disability (as defined under the plan) or any such failure subsequent to the delivery to the participant of a notice of termination without cause by the Company or the delivery by the participant of a notice of termination for good reason (as defined under the plan) to the Company after a demand for substantial performance improvement has been delivered in writing to the participant by the President, the Chairman, or a committee of the Board of Directors, as appropriate, of the Company which specifically identifies the manner in which the participant has not substantially performed his or her duties);

(b)	Willful engaging by the participant in gross misconduct which is demonstrably and materially injurious to the Company, monetarily or reputationally; or

(c)

The conviction of the participant of a criminal offense involving dishonesty or other moral turpitude; provided that for the purpose of footnote (2), no act or failure to act by the participant shall be considered “willful” unless done or omitted to be done by the participant in bad faith and without reasonable belief that the participant’s action or omission was in the best interests of the Company or its affiliates or subsidiaries. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board, based upon the advice of counsel for the Company or upon the instructions of a more senior officer of the Company shall be conclusively presumed to be done, or omitted to be done, by the participant in good faith and in the best interests of the Company. The Company must notify the participant of any event constituting cause within 90 days following the Company’s knowledge of its existence or such event shall not constitute Cause under the Change in Control Plan.

(3)

For U.S. participants only, PGSUs will not accelerate in vesting under any circumstance to ensure that there are no unintentional and adverse tax consequences imposed by the Internal Revenue Code’s Section 409A.

For PGSU awards, in the event of retirement, the Compensation Committee must be satisfied that the Named Partner has no current or future intention to be employed by a “Competitor”. The following standard treatment applies to our Named Partners who retire to join, or provide services to, a “Competitor”, or if the Compensation Committee becomes aware of any evidence to this effect before full vesting:

•	All unvested PGSU awards lapse and are forfeited; and

•

Vested PGSU awards (Restricted Shares), subject to sale and trading restrictions, will be released in three tranches: 50% on the termination date, 25% on the first anniversary of the termination date, 25% on the second anniversary of the termination date.

Barrick Gold Corporation | 2021 Circular	91

Termination Provisions for Previous Compensation Plans that Continue to Apply

The table below outlines the standard provisions applicable to the Randgold legacy RSS and LTIP awards upon termination in circumstances other than a Change in Control (see “Potential Payments upon Change in Control Termination” beginning on page 94 for further details). No further awards may be issued under the Randgold legacy RSS and LTIP. At December 31, 2020, Messrs. Bristow and Shuttleworth were the only Named Partners who held unvested RSS and LTIP awards.

	Resignation	Retirement, Death, or Disability	Termination with Cause	Termination Without Cause
Unvested Restricted Share Scheme (RSS) Awards	Unvested RSS awards are forfeited immediately

For retirement, treatment is determined by the Compensation Committee on a case-by-case basis

For death or disability, unvested RSS awards vest on the termination date based on performance to the date of death or disability

Unvested RSS awards are forfeited immediately

Unvested RSS awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period

Unvested Long-Term Incentive Plan (LTIP) Awards	Unvested LTIP awards are forfeited immediately

For retirement or disability, unvested LTIP awards vest on the normal vesting date, based on the extent to which the relevant performance conditions have been satisfied. Compensation Committee has discretion to allow unvested awards to vest on the date of termination, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period

For death, unvested LTIP awards vest on the termination date based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period. Vested amounts are paid in cash

			Unvested LTIP awards are forfeited immediately	Unvested LTIP awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period
Vested Restricted Share Scheme (RSS) Awards and Long-Term Incentive Plan (LTIP) Awards	Vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of resignation, if the date of resignation occurs prior to the expiry of the two year holding period

For retirement, vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of retirement if the date of retirement occurs prior to the expiry of the two year holding period

For termination due to death or disability, prohibitions lapse and cease to apply to all vested RSS and LTIP awards subject to a holding period on the termination date or date of death, as applicable

			Vested RSS and LTIP awards are subject to a holding period of two years from the vesting date, which applies following the date of termination, if the date of termination occurs prior to the expiry of the two year holding period	Prohibitions lapse and cease to apply to all vested RSS awards on the termination date

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Potential Payments Upon Termination

The table below describes and quantifies certain compensation that would have become payable under our existing and previous compensation policies and programs if an NEO’s employment had been terminated on December 31, 2020. The amounts shown in the table below are the incremental amounts to which our NEOs would be entitled upon termination (except in connection with a Change in Control). This table does not show any statutory or common law benefits payable pursuant to Canadian law or the value of continued equity vesting pursuant to the relevant plans, as it is not considered to be an incremental benefit to our NEOs.

Incremental Compensation	J. Thornton	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	C. Raw(4)

Resignation	Nil	Nil	Nil	Nil	Nil

Termination for Cause	Nil	Nil	Nil	Nil	Nil

Termination Without Cause	Nil	$38,887,341	$14,162,074	$13,715,247	$951,126

Retirement(5)	Nil	$2,272,213	Nil	Nil	Nil

Termination Upon Death or Disability(6)	Nil	$19,131,317	$6,496,997	$6,432,785	$6,123,141

(1)

Pursuant to his termination arrangement, in the event of a termination without cause in 2020 or prior to the granting of API and LTI awards in 2021 in respect of the 2020 performance year, Mr. Bristow is entitled to receive a severance payment equal to two times base salary ($1,800,000), plus two times an amount equal to his 2019 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Bristow’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2020 (1.2732). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2020 to the date of his termination. For API, he is entitled to an amount based on the greater of his 2019 API and result of his individual API scorecard for 2020 as determined by the Board following year-end results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Bristow does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2020 includes $8,476,976, which represents the incremental value of the unvested PGSUs as at December 31, 2020.

(2)

Pursuant to his termination arrangement, in the event of a termination without cause in 2020 or prior to the granting of API and LTI awards in 2021 in respect of the 2020 performance year, Mr. Shuttleworth is entitled to receive a severance payment equal to two times base salary ($750,000), plus two times an amount equal to his 2019 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Shuttleworth’s life insurance, medical coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits in relation to the automobile benefit has been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2020 (0.7327). The estimated value of the compensation of loss of benefits in relation to outplacement services has been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average exchange rate as of December 31, 2020 (1.2732). All other benefits are denominated in U.S. dollars. Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2020 to the date of his termination. For API, he is entitled to an amount based on the greater of his 2019 API and the result of his individual API scorecard for 2020 as determined by the Board following the end of year results. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard result. API and LTI values for 2019 have been converted from Pound sterling to U.S. dollars based on the Bank of England exchange rate as of December 31, 2020 (0.7327). API and LTI values for 2020 are denominated in U.S. dollars. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Shuttleworth does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2020 includes $3,029,591, which represents the incremental value of the unvested PGSUs as at December 31, 2020.

(3)

Pursuant to his termination arrangement, in the event of a termination without cause in 2020 or beyond, Mr. Thomson is entitled to a severance payment equal to two times base salary ($750,000), plus two times an amount equal to the average of his 2017, 2018, and 2019 API, plus payment of Executive Retirement Plan contributions, and compensation for loss of benefits for a 24-month period. Compensation for loss of benefits is in lieu of Mr. Thomson’s medical, dental, vision care, life insurance, accidental death and dismemberment, and long-term disability coverage, as well as automobile benefits and outplacement services. The estimated value of the compensation for loss of benefits has been converted from Canadian dollars to U.S. dollars based on the Bank of Canadian daily average exchange rate as at December 31, 2020 (1.2732). Additionally, he is entitled to short-term and long-term incentive payments, prorated from January 1, 2020 to the date of his termination. For API, he is entitled to the greater of the average of his 2017, 2018, and 2019 API and the result of his individual API scorecard for 2020, as determined by the Compensation Committee. For LTI, he is entitled to an amount as determined by the Compensation Committee based on the Long-Term Company Scorecard results. The estimated severance payable has been converted from Canadian dollars to U.S. dollars as applicable based on the Bank of Canada daily average exchange rate as of December 31, 2020 (1.2732). API and LTI values have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada exchange rate as of December 31, 2020 (1.2732). API and LTI values for 2020 are denominated in U.S. dollars. In the event of a termination without cause, pursuant to his termination arrangement, all unvested PGSUs will continue to vest according to the normal vesting schedule and will be paid out in cash, provided that Mr. Thomson does not join, or provide services to, a Competitor during the continued vesting period. Accordingly, the amount payable upon a termination without cause in 2020 includes $3,243,024, which represents the incremental value of the unvested PGSUs as at December 31, 2020.

(4)

In the event of a termination without cause and pursuant to the PGSU Plan, Ms. Raw is entitled to a prorated portion of unvested New PGSUs (i.e. those granted after January 1, 2020) based on actual performance achieved and the proportion of the vesting period in Barrick’s employment. All remaining unvested New PGSUs lapse and are forfeited.

(5)

In the event of retirement, Mr. Bristow is entitled to accelerated vesting of unvested RSUs pursuant to the terms of the Long-Term Incentive Plan. The value of accelerating the vesting of unvested RSUs is calculated as a product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $22.94 (the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, December 31, 2020, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the value of accelerating the vesting of unvested RSUs, PGSUs, and Randgold legacy RSS and LTIP awards. The value of accelerating the vesting of unvested RSUs is calculated as the product of (i) the number of RSUs where restrictions lapsed because of the termination, and (ii) $22.94(the average of the closing share price of Barrick Shares on the NYSE on the five trading days prior to the date of assumed vesting, December 31, 2020, pursuant to the Long-Term Incentive Plan). The value of accelerating the vesting of unvested PGSUs is calculated as the product of (i) the number of PGSUs where restrictions lapsed because of the termination, and (ii) for PGSUs granted prior to January 1, 2020, $22.78 (the closing share price of Barrick Shares on the TSX on December 31, 2020, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2020, pursuant to the PGSU Plan); for PGSUs granted on or after January 1, 2020 that are TSX-Tracking PGSUs, $22.78 (the closing share price of Barrick Shares on the TSX on December 31, 2020, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2020, pursuant to the PGSU Plan); for PGSUs granted on or after January 1, 2020 that are NYSE-Tracking PGSUs, $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020, pursuant to the PGSU Plan). The value of accelerating the vesting of unvested RSS and LTIP awards as at December 31, 2020 is calculated as the product of (i) the number of RSS and LTIP awards outstanding, (ii) the portion of RSS and LTIP awards that have vested based on relative TSR performance during the period starting December 17, 2018 and ending December 31, 2020, equal to 38.2%, and (iii) $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020). See page 56 for a description of the relative TSR performance evaluation and the decision of the Committee to modify the manner in which the performance period was calculated. See Schedules E and F of this Circular for more information on the RSS and LTIP.

Barrick Gold Corporation | 2021 Circular	93

Potential Payments Upon Change in Control Termination

Barrick’s Partner Change in Control Severance Plan (Change in Control Plan) ensures that Named Partners and other Partnership Plan participants are entitled to receive severance benefits in the event that their employment is terminated by the Company (other than for cause or disability), or employment is deemed to have been terminated for Good Reason (defined on page 96) at any time within two years following a Change in Control (defined on page 96). These are “double trigger” Change in Control arrangements, requiring both a Change in Control of the Company and a qualifying termination of the employment of the Named Partner or Partnership Plan participant before any payments are owed. Terminations for cause or disability and resignation without Good Reason following a Change in Control would be treated the same as in non-Change in Control situations.

Mr. Thornton is not subject to Change in Control protection. Pursuant to the termination agreements for Messrs. Bristow, Shuttleworth, and Thomson, they are entitled to receive the greater of (a) the aggregate payments and benefits pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to their respective termination agreements. See footnotes 1, 2, and 3, respectively, in the “Potential Payments Upon Termination” table above for a summary of the provisions applicable to these individual termination agreements.

The table below outlines a comparison of the standard severance treatment applicable to our Named Partners and other Partnership Plan participants upon a Termination without Cause and a double-trigger Change in Control, pursuant to the Change in Control Plan and relevant provisions of each of the equity-based LTI plans:

Provision	Termination Without Cause	Termination in Connection with Change in Control
Lump Sum Cash Severance Payment (1)	Earned portion of Base Salary and prorated API award, based on actual performance achieved, determined on a case-by-case basis, plus compensation pursuant to Canadian statutory and common law

Earned portion of Base Salary and an API amount equal to the product of: (a) the maximum API opportunity assuming all relevant performance targets are met, and (b) the number of days worked up to and including the date of termination divided by 365 days, plus one times the sum of the following: the greater of: (a) base salary paid for the most recently completed fiscal year; or (b) the agreed upon base salary for the 12-months immediately following the Change in Control, plus the average of the actual API paid for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not received an API payment prior to the Change in Control, one-half of the maximum API opportunity), plus the average of the actual PGSU awards granted for the last three completed fiscal years prior to the Change in Control (or for new Partners who have not been granted PGSUs prior to the Change in Control, one-half of the maximum LTI opportunity)

Performance Granted Share Units (PGSUs) (1,2)

Unvested Legacy PGSUs continue to vest according to normal vesting schedule, provided that the employee does not join a “Competitor” during the continued vesting period. Prohibitions lapse and cease to apply to all Restricted Shares

For unvested New PGSUs, the prorated portion vests based on actual performance achieved and proportion of vesting period under employment; all remaining unvested New PGSUs lapse and are forfeited

Unvested PGSU awards vest on the termination date, and are paid out in cash, except for U.S. participants whose unvested PGSU awards will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A. All prohibitions on the sale and transfer of Restricted Shares lapse in the event of a bona fide third party takeover bid, provided that the takeover bid is successfully completed

Restricted Share Units (RSUs) (2,3)	Unvested units forfeited

Unvested units vest on the termination date, except for U.S. participants whose unvested RSUs will continue to vest according to the normal vesting schedule to ensure compliance with the Internal Revenue Code’s Section 409A

Retirement Benefits	The total amount accrued under the Executive Retirement Plan

The total amount accrued under the Executive Retirement Plan, plus two times the annual contribution that would have been credited under the Executive Retirement Plan or a retirement contribution plan for the full fiscal year in which employment ceases

94	Barrick Gold Corporation | 2021 Circular

Provision	Termination Without Cause	Termination in Connection with Change in Control
Benefits and Perquisites	Cease, subject to requirements of Canadian statutory and common law

Benefits continue until the earlier of two years after termination, or the executive’s commencement of new full-time employment with a new employer. Entitlement to a lump sum payment equivalent to two times the annual fair value of the automobile benefit. U.S. participants are entitled to continued medical insurance for two years and to a lump sum payment equivalent to the fair market value of all other benefits they are entitled to for a two-year period

Reimbursement for Relocation Services	Not applicable	Up to a maximum period of 18 months following the date of termination

(1)

If the Named Partner or Partnership Plan participant has been designated a partner for less than three completed fiscal years prior to the Change in Control, the average of the API and/or PGSU awards will be calculated based on the average of the actual number of years that the Named Partner or Partnership Plan participant has been designated a partner. If no API or PGSU award has been paid to the Named Partner or Partnership Plan participant since being designated a partner, then one-half of the maximum API and/or maximum yearly PGSU Plan award that would be payable or granted to the Named Partner or Partnership Plan participant will be used to determine the Lump Sum Cash Severance Payment. For certainty, the API paid or payable, and the PGSU award granted or to be granted, will be annualized in circumstances where the Named Partner or Partnership Plan participant was not employed by the Company for the whole of an applicable fiscal year.

(2)

For U.S. participants only, paragraph (i) in the Change in Control definition below is replaced by “the acquisition by any individual, entity or group of individuals or entities acting jointly or in concert of beneficial ownership of 30% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in paragraph (iii) of the Change in Control definition below, provided, however, that for the purposes of paragraph (i), the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any company controlled by the Company of Barrick Shares or other Voting Securities shall not constitute a Change in Control.”

(3)	In addition, the Compensation Committee may, in its discretion, accelerate vesting of unvested RSUs.

Change in Control Provisions for Previous Compensation Plans that Continue to Apply

The table below outlines a comparison of the standard severance treatment applicable to the President and Chief Executive Officer and the Senior Executive Vice-President, Chief Financial Officer upon a Termination without Cause and/or a Change in Control for the Randgold legacy RSS and LTIP awards that were assumed by Barrick in connection with the Merger. No further awards may be issued under the Randgold legacy RSS and LTIP. The Randgold legacy RSS and LTIP awards will continue to vest in accordance with their terms (the last performance cycle ended on December 31, 2020). The final RSS award vested on January 1, 2021 and the final LTIP award will vest on May 15, 2021, the details of which will be disclosed in the 2022 Circular.

Provision	Termination Without Cause	Change in Control
Legacy Restricted Share Scheme (RSS) awards

Unvested awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Unvested RSS awards vest immediately based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.
Legacy Long-Term Incentive Plan (LTIP) awards

Unvested awards lapse and are forfeited immediately; Compensation Committee has discretion to allow unvested awards to vest, based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Unvested LTIP awards vest immediately based on the extent to which the relevant performance conditions have been satisfied and prorated to reflect the shortened performance period.

Other Terms and Provisions

The Change in Control Plan prohibits Named Partners and Partnership Plan participants from soliciting Barrick people for a period of two years following termination. Named Partners and Partnership Plan participants are required to maintain the confidentiality of any confidential or proprietary information concerning Barrick for a period of three years following termination.

Barrick Gold Corporation | 2021 Circular	95

Change in Control Definitions

Pursuant to the Change in Control Plan, a “Change in Control” is generally defined as:

(i)

The acquisition by any individual, entity or group of individuals or entities acting jointly or in concert, of 30% or more of either (A) the then outstanding Barrick Shares, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors other than as part of and at the time of completion of a transaction described in (iii) below, provided that the acquisition by the Company or any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company shall not constitute a Change in Control;

(ii)

Individuals who constitute the Board at the time the Change in Control Plan took effect (Incumbent Board) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual who becomes a director who was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board will be deemed to be a member of the Incumbent Board. For greater certainty, this excludes any such individual whose initial assumption of office occurs as a result of an actual or threatened proxy contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of any individual, entity or group of individuals or entities other than the management or the Board;

(iii)

The consummation of a reorganization, merger, amalgamation, plan of arrangement or consolidation of or involving the Company or a sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets, in a single transaction or in a series of linked transactions (Business Combination), in each case, unless: (A) the beneficial owners of the then outstanding Barrick Shares and other voting securities prior to such Business Combination continue to hold more than 50% of the beneficial ownership of the outstanding Barrick Shares and voting securities of the Company or continuing corporation following the Business Combination, (B) no individual, entity or group of individuals or entities (excluding any employee benefit plan (or related trust) sponsored or maintained by the Company or continuing corporation beneficially owns 30% or more of the then outstanding Barrick Shares and voting securities of the Company or continuing corporation), and (C) at least a majority of the members of the board of directors of the Company or continuing corporation were members of the Incumbent Board at the time of the execution of the definitive agreement providing for such Business Combination or, in the absence of such an agreement, at the time at which approval of the Board was obtained for such Business Combination;

(iv)

The sale or other disposition of assets of the Company, in a single transaction or in a series of linked transactions, (A) having an aggregate net asset value of more than 50% of the aggregate net asset value of the consolidated assets of the Company, or (B) which generate, in aggregate, more than 50% of the net income or net cash flow during the last completed financial year or during the current financial year, in each case on a consolidated basis; or

(v)	Approval by the shareholders of the Company of the complete liquidation or dissolution of the Company.

“Good Reason” generally means the occurrence, after a Change in Control, of any of the following events without the participant’s written consent:

(i)

The assignment to the participant of any duties inconsistent in any respect with the participant’s position (including status, offices or titles held, or reporting requirements), authority, duties or responsibilities with the Company from that which existed immediately prior to such Change in Control, or in the salary, annual performance incentive, or other compensation, benefits, expense allowance or expense reimbursement rights, office location or support staff previously provided to the participant, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant and, with respect to the participant’s annual performance incentive, excluding any diminution in the participant’s annual performance incentive that (A) was determined in accordance with and using the same policies and practices that were used to determine the participant’s annual performance incentive in the fiscal year immediately preceding the fiscal year in which the Change in Control occurs; and (B) does not represent a reduction greater than 10% of the agreed maximum annual performance incentive, if any, which is payable to the participant under the compensation terms in effect immediately prior to the Change in Control;

(ii)

Any failure by the Company to comply with any other terms of the participant’s employment as in effect immediately prior to such Change in Control such as salary or annual performance incentive review, allowable activities, and vacation, other than an isolated, insubstantial, and inadvertent failure not occurring in bad faith and which is remedied by the Company promptly after receipt of written notice thereof given by the participant;

(iii)

The Company requiring the participant to (A) be based at any office or location other than: (1) within 50 kilometers of the participant’s office or location immediately prior to the Change in Control, or (2) at any other office or location previously agreed to in writing by the participant; or (B) travel on business to an extent substantially greater than the travel obligations of the participant immediately prior to the Change in Control; or

(iv)	Any other purported termination by the Company of the participant’s employment, other than for Cause.

96	Barrick Gold Corporation | 2021 Circular

Estimated Payments Upon Change in Control Termination

The following table estimates the amounts that would have been payable to our Named Partners in the circumstance of a termination within two years following a Change in Control. Except as noted below, estimated amounts provided in the table below assume that a Change in Control occurred and the Named Partner’s employment terminated on December 31, 2020. Amounts payable pursuant to a double trigger Change in Control situation are calculated according to the Change in Control Plan. Our Executive Chairman does not benefit from Change in Control protection.

Consistent with our historical disclosure, this table does not show any statutory or common law benefits payable pursuant to Canadian law in the event of termination without cause in the absence of a Change in Control, or the value of continued equity vesting, as it is not considered to be an incremental benefit to our Named Partners.

Incremental Compensation	J. Thornton	M. Bristow(1)	G. Shuttleworth(2)	K. Thomson(3)	C. Raw

a) Change in Control (Termination)

Cash Severance(4):

Annual Total Direct Compensation	Nil	$14,436,000	$5,478,525	$4,483,549	$3,964,437

API Award	Nil	$5,400,000	$2,250,000	$2,250,000	$2,120,580

Incremental Executive Retirement Plan Contributions	Nil	$2,160,000	$775,942	$707,196	$596,236

Unvested Equity Acceleration:

RSUs(5)	Nil	$2,272,213	$1,068,366	Nil	Nil

PGSUs(6)	Nil	$11,555,373	$4,196,302	$6,432,785	$6,123,141

Randgold Legacy RSS Awards(7)	Nil	$1,123,282	$219,736	Nil	Nil

Randgold Legacy LTIP Awards(7)	Nil	$4,180,449	$1,012,594	Nil	Nil

Benefits and Perquisites:

Compensation in lieu of Benefits and Perquisites(8)	Nil	$280,657	$92,133	$64,535	$63,936

Job Relocation Counselling Service (up to 18 months)(9)	Nil	$15,708	$11,781	$11,781	$11,781

Total	Nil	$41,423,682	$15,105,378	$13,949,847	$12,880,112

b) Change in Control (No Termination)

Randgold Legacy RSS Awards(7)	Nil	$1,123,282	$219,736	Nil	Nil

Randgold Legacy LTIP Awards(7)	Nil	$4,180,449	$1,012,594	Nil	Nil

Total	Nil	$5,303,731	$1,232,330	Nil	Nil

(1)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2020, Mr. Bristow would have been entitled to receive $41,416,048, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(2)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2020, Mr. Shuttleworth would have been entitled to receive $15,102,195, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(3)

Pursuant to his termination agreement and assuming his employment terminated on December 31, 2020, Mr. Thomson would have been entitled to receive $13,949,847, which represents the greater of (a) the aggregate payment and benefit entitlements pursuant to the Change in Control Plan and (b) the aggregate payments and benefits pursuant to his termination agreement.

(4)

For the purposes of this analysis, the Cash Severance for each Named Partner is determined pursuant to the “Lump Sum Cash Severance Payment” section in “Potential Payments upon Change in Control Termination” beginning on page 94. For Mr. Bristow, the amount is denominated in U.S. dollars. For Mr. Shuttleworth, the amount is converted from Pound sterling to U.S. dollars based on the Bank of England daily average rate of exchange as of December 31, 2020 (0.7327). For Mr. Thomson and Ms. Raw, the amount is converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2020 (1.2732).

(5)

The amounts stated in the table represent the product of: (a) the number of RSUs whose restrictions lapsed because of the Change in Control termination and (b) $22.94 (the average closing price of Barrick Shares on the NYSE, on the five trading days prior to the date of assumed vesting, December 31, 2020, pursuant to the Long-Term Incentive Plan).

(6)

The amounts stated in the table represent the product of: (a) the number of PGSUs whose restrictions lapsed because of the Change in Control termination, and (b) for PGSUs granted prior to January 1, 2020, $22.78 (the closing share price of Barrick Shares on the TSX on December 31, 2020, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2020, pursuant to the PGSU Plan); for PGSUs granted on or after January 1, 2020 that are TSX-Tracking PGSUs, $22.78 (the closing share price of Barrick Shares on the TSX on December 31, 2020, and converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange on December 31, 2020, pursuant to the PGSU Plan); for PGSUs granted on or after January 1, 2020 that are NYSE-Tracking PGSUs, $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020, pursuant to the PGSU Plan).

Barrick Gold Corporation | 2021 Circular	97

(7)

The amounts stated in the table represent the product of: (a) the number of RSS and LTIP awards outstanding, (b) the portion of RSS and LTIP awards that have vested based on relative TSR performance during the period starting December 17, 2018 and ending December 31, 2020, equal to 38.2%, and (c) $22.78 (the closing share price of Barrick Shares on the NYSE on December 31, 2020). See page 56 for a description of the relative TSR performance evaluation and the decision of the Committee to modify the manner in which the performance period was calculated. See Schedules E and F of this Circular for more information on the RSS and LTIP.

	Grant date	Unvested shares outstanding	Vesting outcome based on Relative TSR performance assessed
M. Bristow	March 17, 2017	129,086 (RSS award)	38.2%
	May 15, 2018	480,404 (LTIP award)	38.2%
G. Shuttleworth	March 17, 2017	25,253 (RSS award)	38.2%
	May 15, 2018	116,364 (LTIP award)	38.2%

(8)

The Change in Control Plan provides benefit continuation under all life insurance, medical, dental, health and accidental and disability plans for a period of 24 months for each Named Partner. Barrick will also provide cash payment in lieu of an automobile benefit for a two-year period for each Named Partner. For Mr. Bristow, the annual amounts shown are denominated in U.S. dollars. For Mr. Shuttleworth, the annual amounts shown are denominated in U.S. dollars except for the automobile benefit, which has been converted from Pound sterling to U.S. dollars based on the Bank of England daily average exchange rate as of December 31, 2020 (0.7327). For Mr. Thomson and Ms. Raw, the annual amounts shown below have been converted from Canadian dollars to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2020 (1.2732). The total costs have then been multiplied by two for each of Messrs. Bristow, Shuttleworth, Thomson and Ms. Raw pursuant to the Change in Control Plan.

Benefits and Perquisites for Severance Calculation

	Life, AD&D, and Long-Term Disability	Health / Medical	Automobile Benefit	Total	Multiple	Continued Benefits and Perquisites

J. Thornton	Nil	Nil	Nil	Nil	Nil	Nil

M. Bristow	$109,835	$10,494	$20,000	$140,329	2x	$280,657

G. Shuttleworth	$25,446	$4,242	$16,379	$46,066	2x	$92,133

K. Thomson	$10,276	$6,283	$15,708	$32,267	2x	$64,535

C. Raw	$9,977	$6,283	$15,708	$31,968	2x	$63,936

(9)

The Change in Control Plan provides for job relocation counselling services, for a period not to exceed 18 months. The amounts shown here are based on an estimated cost of Cdn $20,000 for Mr. Bristow, Cdn $15,000 for Messrs. Shuttleworth and Thomson and Ms. Raw, converted to U.S. dollars based on the Bank of Canada daily average rate of exchange as of December 31, 2020 (1.2732).

98	Barrick Gold Corporation | 2021 Circular

Other Information

Equity Compensation Plan Information

Barrick has two compensation plans under which Barrick Shares are authorized for issuance: the 2004 Plan and the Amended and Restated Stock Option Plan (the Amended and Restated Plan, and collectively with the 2004 Plan, the Option Plans). In 2007, shareholder and regulatory approval was obtained for amendments to the 2004 Plan.

The purpose of the Option Plans is to provide key individuals and consultants of the Company and its subsidiaries with compensation opportunities that encourage share ownership and enhance our ability to attract, retain, and motivate key personnel. The Option Plans are designed to reward significant performance achievements.

The Company’s directors are eligible to receive options to acquire Barrick Shares under the Amended and Restated Plan, but no options have been granted to non-executive directors since 2003. No options have been granted from the Amended and Restated Plan since 2015. Non-executive directors are not eligible to participate in the 2004 Plan, and no options have been granted from the 2004 Plan since 2013. The Compensation Committee decided in 2013 to cease granting options as a component of executive compensation going forward. None of the NEOs has outstanding stock options and as of March 25, 2021, there are currently no outstanding options under the Amended and Restated Plan or the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

The Compensation Committee administers the Option Plans. All grants of options are subject to approval by the Board.

The following table provides information as of December 31, 2020 and March 1, 2021 regarding Barrick Shares issuable upon the exercise of options under each of our Option Plans, as well as the number of Barrick Shares available for issuance under each such plan.

Equity Compensation Plans

Option Plans Approved by Shareholders	Number of Barrick Shares to be Issued on Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)		Number of Barrick Shares Available for Future Issuance Under Option Plans (Excludes Barrick Shares Included in Column (a)) (c)
	As at December 31, 2020	As at March 1, 2021	As at December 31, 2020	As at March 1, 2021	As at December 31, 2020	As at March 1, 2021

Amended and Restated Plan	50,000	50,000	Cdn $9.90	Cdn $9.90	6,480,212	6,480,212

2004 Plan	Nil	Nil	N/A	N/A	7,604,512	7,604,512

Key Features of our Option Plans

	Amended and Restated Plan	2004 Plan

Maximum Number of Barrick Shares Issuable	35,000,000 Barrick Shares.	16,000,000 Barrick Shares.

Total Barrick Shares Issued and Issuable as of March 1, 2021	22,244,288 Barrick Shares, or 1.3% of the Company’s issued share capital, of which only 50,000 Barrick Shares are currently issuable on the exercise of outstanding options, representing 0.003% of the Company’s issued share capital.(1)	8,395,488 Barrick Shares, or 0.47% of the Company’s issued share capital, of which no Barrick Shares are currently issuable on the exercise of outstanding options.(2)

Options Available for Issue as of March 1, 2021	6,480,212 options available for grant, or 0.36% of the Company’s issued share capital.	7,604,512 options available for grant, or 0.43% of the Company’s issued share capital.

Options Issued in 2020	No options were issued in 2020.	No options were issued in 2020.

Barrick Gold Corporation | 2021 Circular	99

	Amended and Restated Plan	2004 Plan

Issuance Limits	The total number of Barrick Shares to be optioned to any optionee together with any Barrick Shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of the number of Barrick Shares on the date of the grant.

The total number of Barrick Shares to be optioned to any optionee together with any shares reserved for issuance to such optionee and his or her associates under options or other share compensation arrangements may not exceed 1% of Barrick Shares on the date of grant.

In addition, the 2004 Plan (a) limits the aggregate number of Barrick Shares issuable to our insiders under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares and (b) limits the number of Barrick Shares issued to our insiders in any one year period under any of our share compensation plans to not greater than 10% of our issued and outstanding Barrick Shares.

(1)

As of March 1, 2021, 22,194,288 Barrick Shares had been issued pursuant to options granted under the Amended and Restated Plan, representing 1.25% of the Company’s outstanding capital as of that date. As of December 31, 2020, there were options outstanding to purchase an aggregate of 50,000 Barrick Shares under the Amended and Restated Plan, representing 0.003% of the Company’s outstanding capital as of that date, taking into account options that have been exercised, forfeited, or cancelled. These 50,000 options were subsequently exercised such that, as of March 25, 2021, there were no options outstanding to purchase Barrick Shares, taking into account options that have been exercised, forfeited or cancelled.

(2)

As of March 1, 2021, 8,395,488 Barrick Shares had been issued pursuant to options granted under the 2004 Plan, representing 0.47% of the Company’s outstanding capital as of that date. As of December 31, 2020, there were no options outstanding to purchase Barrick Shares under the 2004 Plan, taking into account options that have been exercised, forfeited, or cancelled.

Key Terms and Conditions of the Amended and Restated Plan

Maximum Option Term	Ten years from date of grant.
Exercise Price

The exercise price of each option granted under the Amended and Restated Plan is determined by the Compensation Committee. Each option granted has an exercise price not less than the closing price of Barrick Shares on the TSX on the last trading day before the day the option is granted.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of ten years, vesting over a period of four years. The Amended and Restated Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death or termination of employment other than for cause.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause, but including termination by reason of the death of the optionee, then the option may be exercised within three months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, in the case of the optionee’s death, the Committee may in its discretion extend the time in which the optionee’s legal representative can exercise an option to a date that does not exceed the original expiration date of the option.

Termination and Amendments

The Board may at any time terminate the Amended and Restated Plan and may amend such plan in such respects as the Board deems appropriate, subject to regulatory or shareholder approval where required, provided that amendments or termination may not alter or impair options previously granted under the Amended and Restated Plan without the consent of the applicable optionee.

100	Barrick Gold Corporation | 2021 Circular

Key Terms and Conditions of the 2004 Plan

Maximum Option Term	Seven years from date of grant.
Exercise Price

The exercise price of each option granted under the 2004 Plan is determined by the Compensation Committee. The exercise price of each option granted may not be less than the closing price of Barrick Shares on either the TSX or NYSE, as determined by the Committee, on the last trading day before the day the option is granted. Repricing of options is expressly prohibited.

The 2004 Plan permits the granting of options during a Blackout Period at an exercise price equal to the greater of: (a) the market price of Barrick Shares at the time of grant, and (b) the market price of Barrick Shares at the close of trading on the first business day following the expiry of the Blackout Period, provided that in no event shall any options granted during the Blackout Period be exercisable until after the exercise period has been fixed.

“Blackout Period” means a period in which trading of our securities by an option holder is restricted pursuant to: (a) the Company’s written policies (such as the Insider Trading Policy), or (b) a trading blackout imposed on an option holder by the Company.

Vesting and Exercise of Options

Generally, options do not vest immediately. The Committee’s practice has been to grant options having a term of seven years, vesting over a period of four years. The 2004 Plan contains standard provisions permitting accelerated vesting for executive officers and other members of management who are entitled to Change in Control benefits under the Company’s Change in Control Plan.

Transfer and Assignment	Options granted are not assignable, except that in the event of an optionee’s death, options may be exercised in accordance with their terms by appropriate legal representatives.
Expiry of Options

Options may be exercised only for so long as the optionee remains an employee, subject to certain exceptions, including death, termination of employment other than for cause, and retirement.

In the event an option would otherwise expire during or within ten business days of a Blackout Period, the expiry date of the option is extended to the date that is the tenth business day following the date of expiry of the Blackout Period.

If, before the expiry of an option in accordance with its terms, the employment of the optionee terminates for any reason other than termination by the Company for cause but including termination by reason of the death of the optionee, then the options may be exercised within six months of the date of termination of employment or death of the optionee, but only to the extent that the optionee was entitled to exercise such option at the date of the termination of employment or death of the optionee. However, the Committee may in some cases accelerate the vesting of any unvested options or extend the time in which the optionee, or in the case of the optionee’s death, the optionee’s legal representative, can exercise an option to a date that does not exceed the earlier of the original expiration date of the option and three years from the termination of employment or death of the optionee, as the case may be.

Termination and Amendments

The Board may amend, suspend, discontinue or terminate the 2004 Plan and any outstanding option granted under such plan at any time without notice to or approval by the shareholders of the Company (provided that, in the case of any action taken in respect of an outstanding option, the optionee’s consent to such action is required unless the Board determines that the action would not materially and adversely affect such optionee), for any purpose whatsoever, provided that all material amendments to the 2004 Plan shall require the prior approval of the shareholders of the Company. The 2004 Plan sets out a non-exhaustive list of the types of non-material amendments that the Board is entitled to make without shareholder approval.

Performance Measures

Subject to the approval of the Board, the Committee may determine performance measures to be met as a pre-condition to the granting or vesting of an option. These performance measures can be either for the Company as a whole or the optionee. The Compensation Committee may consider one or more of the following performance measures: net income, cash flow, net asset value, production performance, production growth, and reserve growth. Individual performance measures that the Committee may implement under the 2004 Plan will vary according to the individual’s ability to affect business results. However, as noted on page 99 of this Circular, the Compensation Committee decided in 2013 to cease granting stock options as a component of executive compensation. No outstanding options are subject to performance measures.

Barrick Gold Corporation | 2021 Circular	101

Burn Rate of our Option Plans

The table below sets out the burn rate of the Amended and Restated Plan and the 2004 Plan for the three most recently completed fiscal years. The “burn rate” is defined as the number of options granted in a fiscal year divided by the weighted average number of Barrick Shares outstanding in that year. No options were granted in 2018, 2019, or 2020.

Burn Rates	As at December 31, 2018	As at December 31, 2019	As at December 31, 2020
Amended and Restated Plan	N/A	N/A	N/A
2004 Plan	N/A	N/A	N/A

Directors’ and Officers’ Indemnification

Subject to the provisions of the BCBCA, our Articles provide that we will indemnify a current or former director or officer, or another individual who acts or acted at the Company’s request as a director or officer (or equivalent) of another entity against all eligible penalties to which such person is or may be liable, and the Company must indemnify, and pay expenses in advance of the final disposition of an eligible proceeding in accordance with, and to the fullest extent permitted by, the BCBCA. We have also entered into indemnity agreements with directors and officers of the Company in respect of the foregoing. If we become liable under the terms of such indemnity agreements and/or our Articles, our insurance coverage will extend to our liability; however, each claim will be subject to a deductible of $2.5 million or $5 million, depending on the nature of the claim.

Use of Non-GAAP Financial Performance Measures

This Circular refers to “Adjusted Net Earnings”, “Free Cash Flow”, “Total Cash Costs per ounce”, All-in Sustaining Costs per ounce”, and “All-in costs per ounce”, each of which is a non-GAAP financial measure without a standard meaning under IFRS. These measures may therefore not be comparable to similar measures presented by other companies. Set out below is a description of each of these measures and why we use them, together with a reconciliation to the most directly comparable measure under IFRS.

Adjusted Net Earnings

“Adjusted net earnings” is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

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Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the years ended December 31
	2020	2019	2018
Net earnings (loss) attributable to equity holders of the Company	$2,324	$3,969	$(1,545)
Impairment charges (reversals) related to long-lived assets[1]	(269)	(1,423)	900
Acquisition/disposition (gains)/losses[2]	(180)	(2,327)	(68)
Foreign currency translation (gains)/losses	50	109	136
Significant tax adjustments[3]	(119)	34	742
Other expense adjustments[4]	71	(687)	366
Unrealized gains/(losses) on non-hedge derivative instruments	0	0	1
Tax effect and non-controlling interest[5]	165	1,227	(123)
Adjusted net earnings	$2,042	$902	$409
Net earnings (loss) per share[6]	1.31	2.26	(1.32)
Adjusted net earnings per share[6]	1.15	0.51	0.35

1

Net impairment reversals for the current year primarily relate to non-current asset reversals at our Tanzanian assets. Net impairment charges for 2019 primarily relate to non-current asset reversals at Lumwana and Pueblo Viejo, partially offset by impairment charges at Pascua-Lama.

2

Acquisition/disposition gains for the current year primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog in the fourth quarter of 2020. This was further impacted by the sale of Massawa in the first quarter of 2020. Acquisition/disposition gains for 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and the gain on sale of our 50% interest in Kalgoorlie.

3

Significant tax adjustments in the current year primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania. Significant tax adjustments for 2018 primarily relate to the de-recognition of our Canadian and Peruvian deferred tax assets.

4

Other expense adjustments for the current year primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, care and maintenance expenses at Porgera and donations related to Covid-19, partially offset by the gain on the remeasurement of the residual cash liability relating to our silver sale agreement with Wheaton Precious Metals. Other expense adjustments for 2019 primarily relate to the gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals and the gain on a settlement of customs duty and indirect taxes at Lumwana.

5	Tax effect and non-controlling interest for the current year primarily relates to the impairment charges related to long-lived assets.

6	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the years ended December 31
	2020	2019	2018
Net cash provided by operating activities	$5,417	$2,833	$1,765
Capital expenditures	(2,054)	(1,701)	(1,400)
Free cash flow	$3,363	$1,132	$365

Total cash costs per ounce, All-in sustaining costs per ounce, and All-in costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (WGC), a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining

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costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but do not reflect a reduction in costs for costs associated with other metal sales.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)	For the years ended December 31
	2020	2019	2018
Cost of sales applicable to gold production	$6,832	$6,514	$4,621
Depreciation	(1,975)	(1,902)	(1,253)
Cash cost of sales applicable to equity method investments	222	226	0
By-product credits	(228)	(138)	(131)
Realized (gains) losses on hedge and non-hedge derivatives[1]	0	1	3
Non-recurring items[2]	1	(55)	(172)
Other[3]	(129)	(102)	(87)
Non-controlling interests[4]	(1,312)	(878)	(313)
Total cash costs	$3,411	$3,666	$2,668
General & administrative costs	$185	$212	$265
Minesite exploration and evaluation costs[5]	79	69	45
Minesite sustaining capital expenditures[6]	1,559	1,320	975
Sustaining leases	31	27	0
Rehabilitation - accretion and amortization (operating sites)[7]	46	65	81
Non-controlling interest, copper operations and other[8]	(594)	(470)	(374)
All-in sustaining costs	$4,717	$4,889	$3,660
Project exploration and evaluation and project costs[5]	$216	$273	$338
Community relations costs not related to current operations	1	2	4
Project capital expenditures[6]	471	370	459
Non-sustaining leases	4	0	0
Rehabilitation - accretion and amortization (non-operating sites)[7]	10	22	33
Non-controlling interest and copper operations and other[8]	(157)	(105)	(21)
All-in costs	$5,262	$5,451	$4,473
Ounces sold - equity basis (000s ounces)[9]	$4,879	$5,467	$4,544
Cost of sales per ounce[10,11]	$1,056	$1,005	$892
Total cash costs per ounce[11]	$699	$671	$588
Total cash costs per ounce (on a co-product basis)[11,12]	727	689	607
All-in sustaining costs per ounce[11]	$967	$894	$806
All-in sustaining costs per ounce (on a co-product basis)[11,12]	995	912	825
All-in costs per ounce[11]	$1,079	$996	$985
All-in costs per ounce (on a co-product basis)[11,12]	1,107	1,014	1,004

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1	Realized (gains) losses on hedge and non-hedge derivatives.

Includes realized hedge losses of $nil for the year ended December 31, 2020 (2019: $nil; 2018: $4 million), and realized non-hedge gains of $nil for the year ended December 31, 2020 (2019: losses of $1 million; 2018: gains of $1 million). Refer to note 5 to the Financial Statements for further information.

2	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs. Non-recurring items in 2019 relate to organizational restructuring. In 2018, non-recurring items mainly relate to inventory impairment of $166 million at Lagunas Norte.

3	Other

Other adjustments for the year ended December 31, 2020 include the removal of total cash costs and by-product credits associated with Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019 of $104 million (2019: $92 million; 2018: $87 million). These assets are producing incidental ounces as they reach the end of their mine lives.

4	Non-controlling interests

Non- controlling interests include non-controlling interests related to gold production of $1,959 million for the year ended December 31, 2020 (2019: $1,306 million; 2018: $453 million). Non-controlling interests include Pueblo Viejo; North Mara, Bulyanhulu and Buzwagi (until September 30, 2019, notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the Government of Tanzania’s 16% free carried interest was made effective). Commencing January 1, 2019, the effective date of the Merger, the non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

5	Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite if it supports current mine operations and project if it relates to future projects.

6	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge.

7	Rehabilitation – accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.

8	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (until September 30, 2019 notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience; and from January 1, 2020 onwards, the date the Government of Tanzania’s 16% free carried interest was made effective), Pueblo Viejo and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Commencing January 1, 2019, the effective date of the Merger, also removes the non-controlling interest of our Loulo-Gounkoto and Tongon. Also removes Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, Golden Sunlight starting the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)	For the years ended
Non-controlling interest, copper operations and other	12/31/20	12/31/19	12/31/18
General & administrative costs	$(25)	$(58)	$(104)
Minesite exploration and evaluation costs	(25)	(16)	(3)
Rehabilitation - accretion and amortization (operating sites)	(14)	(13)	(6)
Minesite sustaining capital expenditures	(530)	(383)	(261)
All-in sustaining costs total	$(594)	$(470)	$(374)
Project exploration and evaluation and project costs	$(25)	$(54)	$(16)
Project capital expenditures	(132)	(51)	(5)
All-in costs total	$(157)	$(105)	$(21)

9	Ounces sold – equity basis

Figures remove the impact of Pierina, Golden Sunlight starting in the third quarter of 2019, Morila starting in the third quarter of 2019 up until its divestiture in November 2020, and Lagunas Norte starting in the fourth quarter of 2019. These assets are producing incidental ounces as they reach the end of their mine lives.

10	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $18 million for the year ended December 31, 2020 (2019: $113 million; 2018: $116 million); starting in the third quarter of 2019, Golden Sunlight of $nil for the year ended December 31, 2020 (2019: $1 million; 2018: $nil); starting in the third quarter of 2019 up until its divestiture in November 2020, Morila of $22 million for the year ended December 31, 2020 (2019: $23 million; 2018: $nil); and starting in the fourth quarter of 2019, Lagunas Norte of $92 million for the year ended December 31, 2020 (2019: $26 million; 2018: $nil). These assets are producing incidental ounces as they reach the end of their mine lives. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the Government of Tanzania’s 16% free carried interest was made effective (36.1% from January 1, 2018 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); and 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2018 to June 30, 2019), divided by attributable gold ounces. Commencing January 1, 2019, the effective date of the Merger, the non-controlling interest of 20% Loulo-Gounkoto and 10.3% Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019) is included. Cost of sales applicable to gold per ounce also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

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11	Per ounce figures
Cost of sales per ounce, cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

12	Co-product costs per ounce

Cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis remove the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the years ended
	12/31/20	12/31/19	12/31/18
By-product credits	$228	$138	$131
Non-controlling interest	(92)	(48)	(45)
By-product credits (net of non-controlling interest)	$136	$90	$86

Technical Information

The scientific and technical information in this Circular has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; and Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

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SCHEDULE A

CORPORATE GOVERNANCE DISCLOSURE

We aim to be the world’s most valued gold mining business by finding, developing and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. By treating our external partners’ interests as our own, we become the preferred partner of host governments and communities, the most sought-after employer among the world’s best talent, and the natural choice for the most thoughtful long-term investors. A partnership culture is Barrick’s most authentic, distinctive, and sustainable competitive advantage.

We have also made a partnership culture central to our distinctive structure for governance and management, one that is best suited to this moment in Barrick’s history.

In the section entitled “Our Governance and Leadership Structure” below, we explain in detail how our structure works and delineate clearly and specifically the responsibilities of our Board, our Executive Chairman, our Lead Director, and our President and Chief Executive Officer.

The Board regularly and carefully reviews and enhances our corporate governance policies and practices. Our corporate governance policies and practices are consistent with the Canadian Securities Administrators’ National Policy 58-201 – Corporate Governance Guidelines, and they also take into account rules of the TSX (TSX Rules) and the NYSE (NYSE Standards), even though most of the NYSE Standards do not directly apply to us as a Canadian company. We have summarized below the significant difference between our corporate governance practices and the NYSE Standards which are applicable to U.S. companies:

•

Section 303A.08 of the NYSE Standards requires shareholder approval of all “equity compensation plans” and material revisions. The definition of equity compensation plans under the NYSE Standards covers plans that provide for the delivery of newly issued securities, as well as plans that rely on securities reacquired on the market by the issuing company for the purpose of redistribution to employees and directors. In comparison, the TSX Rules require shareholder approval of security-based compensation arrangements only in respect of arrangements which involve the delivery of newly issued securities or specified amendments thereto. Therefore, Barrick does not seek shareholder approval for equity compensation plans and amendments unless they involve newly issued securities or constitute specified amendments under the TSX Rules.

Barrick’s corporate governance framework includes the mandates and key practices of the Board and its committees, position descriptions for our Executive Chairman, Lead Director, and President and Chief Executive Officer, as well as a set of Corporate Governance Guidelines available on our website at www.barrick.com/about/governance. Additional governance information is available on Barrick’s website, including our Code of Business Conduct and Ethics, and our Disclosure Policy. Detailed information on the committees of the Board (Audit & Risk, Compensation, and Corporate Governance & Nominating) can be found under the heading “Committees of the Board” beginning on page 41 of this Circular.

Board Mandate and Responsibilities

Our Board serves as the voice of all owners by setting the Company’s policies and priorities in keeping with its purpose and values, and ensuring that management carries out those priorities to the highest possible standard. The Board has adopted a formal mandate which describes its major responsibilities, goals, and duties. The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy its legal mandate to supervise the business and affairs of the Company, and that there are sufficient systems and procedures in place to enable the Board to function independently of management. In performing its role, our Board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs, and reviews management’s performance and effectiveness. The full text of the Board’s mandate, which is reviewed annually by the Board, is set out in Schedule B of this Circular.

The Board’s primary supervisory responsibilities are described below.

Strategic Planning

One of the Board’s major responsibilities is to review, with management, our strategic goals and objectives. Throughout the year, the Board reviews the Company’s operating plans and budgets, which take into account the opportunities and principal risks of our business. The Board is provided with regular updates on the implementation of our strategies, plans, and budgets, including our Covid-19 response, sustainability strategy, climate change strategy, focus on Tier One Gold Assets, non-core asset disposition strategy, dividend strategy, succession planning, and initiatives to increase Board and senior leadership diversity. The Board is also provided with regular updates on any regulatory, environmental, or social constraints that may impact the achievement of the Company’s business objectives.

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Risk Oversight

The Board believes that an enterprise-wide approach to risk management allows the Company to assess and mitigate risks most efficiently and effectively. The Board therefore expects management to:

•	maintain a framework that ensures we identify, manage and mitigate risk effectively and in a manner that creates the greatest value;

•	integrate procedures for identifying, managing and mitigating risk into all of our important decision-making processes so that we reduce the effect of uncertainty on achieving our objectives;

•	ensure that the key controls we rely on to achieve the Company’s objectives are actively monitored so that they remain effective; and

•	provide assurance to the executives and relevant Committees of the Board of Directors on the effectiveness of key control activities.

Our distinctive and authentic partnership model reflects our belief that complex matters are better understood and managed by a team of partners working together, especially in assessing and reducing risk. Our lean, decentralized model has led to more collaboration, better decision making, and faster communication and problem solving. By further decentralizing our corporate office, we have accelerated the pace at which information flows between leadership and our mines. This nimble structure enhances our risk management processes by ensuring instant information sharing and greater transparency.

The Board oversees the Company’s enterprise risk and internal control frameworks principally through the Audit & Risk Committee, which is composed entirely of independent directors. The Audit & Risk Committee also oversees the design and execution of Barrick’s financial risk management programs. Through this committee, the Board also oversees risk management of major financial risks and financial reporting exposures, as they relate to internal control over financial reporting. The Audit & Risk Committee also provides oversight over the Business Assurance function, which is responsible for providing assurance over the effective design and operation of internal controls related to key risk areas. Through the Compensation Committee, also composed entirely of independent directors, the Board oversees the alignment of Barrick’s executive compensation programs with strategic priorities, including programs implemented to manage risks related to compensation practices and mitigate undue risk-taking. Through the Corporate Governance & Nominating Committee, also composed entirely of independent directors, the Board oversees the development of risk management programs relating to Barrick’s environmental, health and safety, corporate social responsibility, security, and human rights exposures.

The Weekly Executive Review, which is held among the President and Chief Executive Officer, Senior Executive Vice-President, Strategic Matters, Senior Executive Vice-President, Chief Financial Officer, other key executives including our regional Chief Operating Officers, and other senior management, is the main forum to raise and discuss risks facing our operations and organization more broadly. At regularly scheduled meetings, the Board and the Audit & Risk Committee are provided with updates on issues identified by management at these weekly sessions.

During 2020, we continued to provide the Audit & Risk Committee with concise and relevant risk information to facilitate its oversight of key risks facing the organization and how they are being managed. In-depth briefings on specific topics were delivered to provide a more detailed understanding of risks, and management’s risk mitigation strategies, where appropriate. For example, during 2020, in-depth briefings were provided to the Audit & Risk Committee on a range of topics, including the Company’s management of the Covid-19 pandemic and its potential impact on Barrick’s business; strategies for the management and mitigation of geopolitical risks; the management of legacy and emerging tax risks across Barrick’s portfolio of assets; matters relating to the extension of the Special Mining Lease for the Porgera mine in Papua New Guinea and governmental engagement strategy; the implementation of the framework agreement for the resolution of outstanding disputes with the Government of Tanzania and the integration of legacy assets of Acacia Mining plc; bribery and anti-corruption risks; Barrick’s sustainability strategy; Barrick’s approach to addressing climate change-related risks and related public disclosure based on the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD); and matters relating to the implementation of new enterprise resource planning and reporting platforms. In addition, management provided a briefing on Barrick’s cybersecurity strategy and the management of key cyber-related risks at every Audit & Risk Committee meeting in 2020.

Our Approach to Sustainability Governance

Our commitment to sustainability is driven at an operational level, not set in a corporate office as part of a compliance exercise. This means that the day-to-day ownership of sustainability risks and opportunities is in the hands of individual sites. Each site plays a role in identifying programs, metrics, and targets that measure real progress and deliver real impacts both for the business and for our stakeholders, including the countries in which we operate and our host communities.

Governance over climate-related risks and opportunities is provided at both the Board and management level. In furtherance of its commitment to sustainability, following the Merger, Barrick established the Environmental and Social Oversight Committee (E&S Committee), an important mechanism for connecting site-level ownership of sustainability with the leadership of the Company. The

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E&S Committee is chaired by the President and Chief Executive Officer, and includes each of the regional Chief Operating Officers, Mine General Managers and health, safety, and environment and closure leads, as well as the Group Sustainability Executive and an independent sustainability consultant. The E&S Committee meets each quarter to review the Company’s sustainability performance and compliance with its sustainability policies, as well as to identify concerns and opportunities at the Company’s operations at an early stage. The President and Chief Executive Officer reviews the reports of the E&S Committee with the Corporate Governance & Nominating Committee on a quarterly basis as part of the Committee’s mandate to oversee Barrick’s environmental, safety and health, corporate social responsibility, and human rights programs, policies and performance.

In addition to site-level ownership of sustainability opportunities and risks, sustainability is embedded in our Board governance structure. The Audit & Risk Committee assists the Board in overseeing the Company’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. The Audit & Risk Committee also reviews the Company’s approach to climate change in the context of Barrick’s public disclosure. The Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change, which is built into Barrick’s formal risk management process. The Compensation Committee assists the Board in ensuring that executive compensation is appropriately linked to our sustainability performance.

The diagram below summarizes our enterprise-wide approach to risk oversight and the allocation of risk oversight responsibilities.

Climate Change

The Corporate Governance & Nominating Committee is responsible for overseeing Barrick’s policies, programs, and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and 2020.

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Barrick considers climate change, including shifts in temperature, precipitation and more frequent severe weather events, to be a company, community, and global concern. To address this critically important issue, we have established a climate change strategy premised on three pillars:

•

Identify, understand and mitigate the risks associated with climate change. Climate change and related factors are included in our formal risk assessment process. For example, we evaluate the availability of water and the impact of increased precipitation, drought, or severe weather events on operations as well as communities near our operations.

•

Measure and reduce Barrick’s impact on climate change. Mining is an energy-intensive business and we understand the important link between energy use and GHG emissions. By effectively managing our energy use, we can seek to reduce our draw from local energy grids, reduce GHG emissions, achieve more efficient production, and save direct mining costs. A tangible example is the conversion of the Quisqueya I Power Plant in the Dominican Republic from heavy fuel oil to natural gas starting in the first quarter of 2020.

•

Improve our disclosure on climate change. As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available. In 2020, Barrick received a C-minus grade on the CDP Climate Change Questionnaire. This grade places Barrick in the ‘awareness’ scoring band. During 2020, we also concluded an update of our global scenario analysis, and we are now advancing an individual site-by-site analysis to better understand the risk that climate change poses to each operation, with an initial focus on our Tier One Gold Assets. In addition, the Audit & Risk Committee reviewed the Group’s approach to climate change in the context of our public disclosures.

In recognition of the important link between energy use and GHG emissions, in 2019, we updated our GHG emissions reduction target to achieve reductions of at least 10% by 2030, while maintaining a steady production profile. As described in our 2019 Sustainability Report, the basis of this reduction is against a 2018 baseline that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.

Our GHG emissions reduction target is grounded in climate science and has a detailed pathway for achievement that we can demonstrate. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction:

•	Our investment in battery technology at Kibali in the Dominican Republic of Congo, which will further reduce the mine’s requirement for diesel generators.

•	Installation of a 20 MW solar power plant at Loulo-Gounkoto that has been injecting power into the microgrid since the end of the third quarter of 2020.

•	The conversion of the Quisqueya Power Plant in the Dominican Republic from heavy fuel oil to cleaner burning natural gas.

Our GHG emissions reduction target is not static and will be updated as we continue to identify and drive new GHG emissions reduction opportunities. We will continue to focus on climate change through 2021 and beyond, and we have already committed capital to advance several projects that will further reduce our GHG emissions.

In our upcoming 2020 Sustainability Report, we plan to provide details on an increase in our GHG emissions reduction target to at least 30% by 2030 against the 2018 baseline of 7,541 kT carbon dioxide equivalent per annum, while maintaining a steady production profile. We also expect to provide details on a new interim reduction target of 15%, which is based on feasibility projects that have been identified and are currently being implemented. Ultimately, our vision is net zero GHG emissions achieved primarily through GHG emissions reductions, with some offsets for hard-to-abate emissions. Site-level plans to reduce energy and GHG emissions will also be strengthened, and we plan to supplement our corporate GHG emissions reduction target with context-based site-specific GHG emissions reduction targets.

We continue to align our disclosures with the TCFD and will work to incorporate scenario analysis in our future disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Closure

How we close our mines is as important as how we build and operate them. We integrate closure plans across all the stages of the mine life and have developed a new Global Closure Standard, which draws not only from the combined experience of Barrick and Randgold, but also from inputs and advice provided by multiple international authorities. This approach enables us to identify numerous opportunities to close our mines more sustainably and reduce the environmental and social liabilities that previously existed. For example, at Golden Sunlight in Montana, we have removed the active treatment of water emanating from the tailings storage facility by re-treating it and selling the resultant sulphides to Nevada Gold Mines for use in the roasters, leaving behind benign tailings that will be used to backfill the pit at Golden Sunlight.

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Environmental Stewardship

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents, and manage tailings, are at the top of our agenda.

Our environmental performance has continued to improve with zero Class 1 Environmental Incidents or significant events for 2020 and year-to-date. All operational sites are now ISO 14001 accredited and have achieved rehabilitation/reclamation targets for each site.

Water

Since the Merger, Barrick has renewed its focus on water recycling and reuse, particularly in water-stressed regions. As part of our fit-for-purpose structure, each mine has its own site-specific water management plan, which was developed having regard to the needs of the host community by considering the local water sources available, local climate conditions, the needs of local users, and the needs of the mine. We have adopted the internationally-recognized Water Accounting Framework and embedded this framework at a site level. With proactive site intervention we have seen marked improvements in water management and our sites are reusing and recycling more water than ever before.

Tailings Management

Safety is at the center of our approach tailings management and determines how we manage our facilities. In addition to our Tailings Standard, which is aligned to international best practice, we also have six levels of surety that set out the monitoring, review and assessment required at all of our facilities. During 2020, Barrick was involved in the development and publication of the Global Industry Standard on Tailings Management co-convened by United Nations Environment Programme, the Principles of Responsible Investment, and the International Council on Metals and Mining. Implementation of these tailings management standards are already underway at our sites.

Community Development and Employee Safety

Our commitment to our host countries and communities is to empower them economically through a partnership model. Our ability to form and maintain partnerships is just as important to our success as our geological know-how or engineering expertise. We believe that partnerships work best when they reflect realities and when they establish clear mutual interests and benefits. During the course of 2020, we worked hard to establish Community Development Committees at all our operational mines and to establish true partnerships that contributed over $26 million to sustainable community investment projects. We have also continued to strengthen our relationships with our indigenous communities through a new Social Economical Benefits Agreement at Hemlo, and collaborative agreements with the Native American tribes in Nevada

Barrick is committed to the safety, health and well-being of our people. As part of our efforts to continually improve our safety performance, in 2020, we launched our “Journey to Zero Harm” initiative. This initiative is focused on:

•	Visible Felt Leadership and engagement with our workforce;

•	Aligning and improving our standards; and

•	Ensuring accountability to our safety commitments and making sure our employees are fit for duty.

Our focus on safety has helped drive safety performance improvements across the Company in 2020, with Barrick recording fewer overall Lost Time Injuries and Total Recordable Injuries compared to 2019, with the related frequency rates also decreasing year-over-year. Despite our notable progress towards achieving our sustainability vision, we nonetheless fell short of the safety standard we had set for the year, with the tragic workplace fatality of an employee at Kibali in November 2020. Nothing is more important to us than the health, safety, and well-being of our people. Any fatality is therefore unacceptable and a strong reminder that we still have work to do to achieve our goal of a zero-harm workplace.

Integrity of Internal Controls

The Board is responsible for overseeing the Company’s internal control environment. The Board exercises oversight of assurance activities designed to provide comfort on the effectiveness of internal controls principally through the Audit & Risk Committee. The Audit & Risk Committee regularly reviews reports from the head of the Company’s risk management and assurance group, as well as from our independent auditor, to assess the adequacy and effectiveness of our internal controls over financial reporting and disclosure controls and procedures, and other controls considered critical to the management of enterprise-level risks.

Through the Audit & Risk Committee, the Board oversees assurance relating to accounting and financial reporting and external disclosure. The Audit & Risk Committee also reviews and recommends approval of our consolidated financial statements and other

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external reporting and audit requirements. At each of its meetings, the Audit & Risk Committee meets with the external auditor and the head of Barrick’s Business Assurance function as part of its regular in camera session. Through the Corporate Governance & Nominating Committee, the Board oversees assurance relating to our environmental, health and safety, corporate social responsibility, security, and human rights performance.

Human Capital Management and Succession Planning

Barrick’s vision is to be the world’s most valued gold mining business by finding, developing, and owning the best assets, with the best people, to deliver sustainable returns for our owners and partners. Our global workforce is a core foundation of our business. To build a modern mining business at the top of the field, we need the best people to run our portfolio of best-in-class assets. We engage employees and contractors in 13 countries across the world and empower them to work in safer, more creative, and rewarding ways every day. Therefore, ensuring that we have a fit-for-purpose organizational model, including a commitment to diversity and inclusion and a robust strategy to attract, motivate, retain, develop and reward our people, is a top priority for the Board, which actively oversees our human capital strategy.

We benefit from having nine of ten directors with experience and expertise in talent development and allocation. The Board is regularly updated on the Company’s talent pipeline and human capital strategy, the effectiveness of which is assessed annually as part of the Company Long-Term Incentive Scorecard (which accounts for up to 10% of LTI awards for our Partners) and tracked as part of our annual sustainability reporting. We maintain a robust global database of employee skills and development plans to facilitate our annual talent reviews and succession planning across the Company. Talent is also a top priority for the Executive Committee and a core topic at Weekly Executive Reviews.

Diversity and inclusion

Diversity and inclusion are essential for a modern mining business. We believe that a diverse workforce is a better workforce and while diversity sparks innovation, inclusion drives it. A diverse workforce and an inclusive workplace therefore underpin our ability to attract and retain talented employees around the world and to support our ambition to become the world’s most valued gold mining business. Our strategy to achieve a more diverse and inclusive workplace continues with our focus in three areas:

•	Building an effective multicultural and multigenerational workforce aligned to a changing world through our talent development framework

•	Developing a diverse pipeline of talent and providing our employees with advancement opportunities

•	Investing in our workforce to align our people profile to the changing world and to become an employer of choice

Barrick is an equal opportunity employer and our policy is to appoint the best person to the job based on individual strengths, irrespective of gender, race, disability, ethnicity, religious belief, or sexual orientation. We have made significant investments to strengthen our workforce through a number of initiatives to attract the best people from a variety of backgrounds. To further the diversity of our workforce, we remain steadfast in advancing our priorities to drive the recruitment of local nationals, women, and younger candidates through targeted campaigns. Our efforts are evidenced by a shift in our employee demographic profile since the Merger. As at December 31, 2020:

•	97% of our workforce and 80% of senior management were nationals from our host countries

•	Women represented 10% of our workforce and an average of 24% of all new hires across the three regions in 2020

•	We continue to build our multi-generational workforce

In 2020, we continued our focus on recruiting and training young people with the potential to become future leaders of the Company. While many other companies scaled back apprenticeship training and internship programs due to Covid-19, each of our regions continued to offer these opportunities to develop the next generation of mining talent. We have also taken steps to encourage greater gender diversity across the organization, including career workshops and leadership initiatives targeted to support the development of women. See “Diversity Initiatives” on page 121 for more information.

We are committed to an inclusive environment where our employees feel that all voices are heard, all cultures respected, and that a variety of perspectives are not only welcome but are essential to our long-term success. Our inclusive culture is aided by our flat, decentralized management structure which provides our executive team with direct access to our operations and enables transparent, two-way communication. We also conduct annual executive and regional team effectiveness sessions to create a shared understanding of, and commitment to, Barrick’s high performance ethos. In 2020, the President and Chief Executive Officer visited each of our mine sites three times while observing all Covid-19 safety protocols to provide visible and hands-on leadership while navigating the impact of the pandemic. During these site visits, we facilitate rigorous discussions focused on business execution, safety and environmental performance, and status of key projects; solicit direct employee feedback; and provide management with an important opportunity to interface with emerging high potential talent.

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Talent Development

We approach talent development and succession planning with the same rigor that we apply to our business strategy. To create long-term value for our stakeholders, we must ensure our operations perform safely, productively, cost-effectively, and reliably. We invest in our people through targeted learning and development initiatives and robust feedback to drive this performance and we engage in detailed discussions around talent development and succession planning at all levels within our organization to deliver on our performance commitments.

We apply a country-based approach to training and development that is tailored to local needs. We encourage a culture of continuous learning by investing in the development of our talent across the organization through technical, behavioral, and informal training programs that combine the best expertise from both legacy companies to help our people feel engaged, valued, and empowered, which, in turn, helps us deliver on our strategic priorities across our regions and sites. We also provide our employees with meaningful stretch assignments, as well as informal training such as shadowing and mentorship opportunities, as an integral part of Barrick’s learning culture and succession planning.

Succession Planning

The Board believes that talent management and succession planning are critical to Barrick’s continued success. The Board reviews senior leadership succession, including for the Executive Chairman and the President and Chief Executive Officer. The succession plans are based on Barrick’s talent management systems that identify candidates who have the skills, experience, and leadership needed for progression to a senior leadership role. A talent assessment process is used throughout the organization to review capability and potential of our current and emerging leaders and to assist with development and succession planning. The Company also has in place an emergency succession plan to deal with any situation which requires the immediate replacement of the President and Chief Executive Officer.

At each regularly scheduled Board meeting, the Board receives a Human Resources Report covering succession planning, recruitment, development considerations, and retention of senior leaders and individuals who have been identified as high-potential executives. This ensures that the Board is kept apprised of our pipeline of talent at all levels of the business. We conduct annual talent assessment reviews, which involves reviewing individual profiles, identifying current, short-term and long-term readiness levels, building individual development plans, and creating succession slates to ensure that our business has the right skills in the right roles to take Barrick to the future. In addition, Barrick focuses on ensuring the development of its high-potential Partners and people through development moves to other positions, on-the-job mentoring and training, and internal and external courses.

To improve the Board’s understanding of the Company’s culture and talent pipeline, the Board is introduced to high-potential individuals in the Company. The Board also meets regularly with our senior Partners through their participation in Board and

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Committee meetings and continuing education sessions. Our senior Partners also participate in informal meetings with members of the Board throughout the year. This regular interaction with the Board ensures that directors get to know the individuals who have been identified as potential future leaders of the Company.

Evaluating Our Executive Chairman, President and Chief Executive Officer, and Other Senior Officers

The Board has approved position descriptions and Committee mandates, and has established a management evaluation process.

The Corporate Governance & Nominating Committee, in consultation with the Lead Director, conducts an annual performance evaluation of the Executive Chairman and provides a report on the performance evaluation to the Board. The Compensation Committee, in consultation with the Lead Director, reviews Barrick’s three-year relative and absolute TSR performance and recommends to the Board the Executive Chairman’s long-term incentive award and annual compensation for approval. A more detailed description of the criteria and methodology used to assess the Executive Chairman’s performance and compensation awards in 2020 is set out beginning on page 71.

The Executive Chairman conducts an annual performance evaluation of the President and Chief Executive Officer with input from the Lead Director and reports to the Board and the Compensation Committee, as appropriate, regarding such evaluation. The Compensation Committee recommends to the Board the annual compensation of the President and Chief Executive Officer. The compensation of the Executive Chairman and President and Chief Executive Officer is approved by our independent directors. The Compensation Committee reviews and approves the annual compensation of the other senior officers based on the annual performance evaluation of such officers and the compensation recommendations provided by the President and Chief Executive Officer. The Compensation Committee bases its recommendations and approvals on Barrick’s established policies regarding the performance of each individual executive as measured against the annual performance incentive scorecard disclosed to shareholders in advance and on the performance of the Company as measured against the Long-Term Company Scorecard disclosed to shareholders in advance. Executive compensation is considered in the context of the overall stewardship and governance of the Company. A more detailed description of the criteria and methodology used to assess performance and determine the compensation of our President and Chief Executive Officer and other senior officers is set out beginning on page 58.

Communications and Shareholder Engagement

We have a Disclosure Policy that enshrines our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our shareholders, the financial community, and the public. The Company has adopted disclosure practices that ensure material information is not disclosed to investors, analysts, or others selectively in contravention of applicable securities laws. Any communications or meetings with our shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our Annual Report, quarterly reports to shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website at www.barrick.com/about/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly reports, Annual Information Form, Sustainability Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.barrick.com/investors.

As part of our effort to promote improved shareholder engagement, the Board adopted a formal Shareholder Engagement Policy to facilitate an open dialogue and exchange of ideas among the Company, our Board, and our shareholders. The Shareholder Engagement Policy is available on our website at www.barrick.com/about/governance. Prior to 2020, Barrick held hybrid (physical/virtual) annual meeting which could be attended in person or, in the case of registered shareholders, through an online video portal which allows them to ask questions of the Board and management and vote their Barrick Shares through the LUMI meeting platform. In the face of the ongoing public health concerns related to the global Covid-19 pandemic, and to mitigate the health risks to our shareholders, employees, and other stakeholders, Barrick has decided to again hold a virtual-only Meeting this year as it did in 2020, which will be conducted by a live webcast. More information can be found in “Meeting and Voting Information – Voting Procedures” beginning on page 5.

Shareholders can contact the Executive Chairman by mail (marking the envelope “Confidential”) or email at:

Attention: Executive Chairman

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: executivechairman@barrick.com

cc: corporatesecretary@barrick.com

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Shareholders can contact independent directors by mail (marking the envelope “Confidential”) or email at:

Attention: Lead Director

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: leaddirector@barrick.com

cc: corporatesecretary@barrick.com

Shareholders can contact the President and Chief Executive Officer by mail or email at:

Attention: President and Chief Executive Officer

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Email: corporatesecretary@barrick.com

Shareholders may communicate their views to management through the Company’s Investor Relations Department at:

Attention: Investor Relations

Barrick Gold Corporation

TD Canada Trust Tower

Brookfield Place

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Ontario M5J 2S1

Phone: (416) 307-7474

Email: investor@barrick.com

Our Governance and Leadership Structure

We have consciously established a distinctive structure for the governance and management of Barrick. In this section, we lay out the responsibilities of our Board, our Executive Chairman, our President and Chief Executive Officer, and our Lead Director, and we explain how they work together. We also explain why we continue to believe this is the right structure for Barrick at this time.

Under our Executive Chairman’s stewardship, a few years ago Barrick undertook a “Back to the Future” strategy to recapture and make relevant the original, authentic DNA of Barrick as it existed when Peter Munk and his partners created it. Specifically, the phrase referred to re-establishing four core elements: one, a partnership culture; two, a lean, nimble, decentralized business model; three, an intensive focus on creating long-term value as measured by free cash flow per share; and four, financial rigor and prudence as evidenced by discerning portfolio management and a healthy balance sheet.

Today, these core elements continue to drive Barrick’s business following the Merger. We have implemented a decentralized operating model, reallocating roles to operations where appropriate, and eliminating those roles that are no longer required. The corporate office sets strategy and allocates people and capital according to the Company’s strategic priorities. Regional Chief Operating Officers determine how best to maximize the long-term value of their business, with advice and assistance from corporate office experts. Those regional leaders work side-by-side with our regional teams to maintain and enhance our license to operate, building partnerships of depth with host governments and communities. This lean, decentralized model allows information to flow freely and swiftly throughout the organization, and ensures that problems are solved quickly by the people closest to them. It also empowers our Partners to work together as a team to understand and manage the complex matters of our business, and assess and reduce risk.

Having re-established the model that drove Barrick’s early success, our ambition is to become the world’s most valued mining business. We are cultivating a high-performance culture defined by the following principles: a deep commitment to partnership; consistent high-level execution; operational excellence; disciplined capital allocation; and continual self-improvement. We are obsessed with talent, and seek out fresh perspectives from other industries, challenging ourselves to think differently. We are investing in technology in a disciplined manner to make us faster, safer, more efficient, and more transparent with our partners. Our Board of Directors serves as the voice of all owners. It sets the Company’s strategic priorities in keeping with our purpose and values. The Executive Chairman is a meaningful owner himself and serves as the representative of the Board and the owners. He ensures that the strategic priorities set by the Board are executed to the highest possible standard.

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Board of Directors

In carrying out its oversight function, our Board of Directors, as the voice of all owners, reviews with management and sets the Company’s priorities in keeping with our purpose and values.

Partners

Our priorities are executed by our partnership, created in 2015. As at March 25, 2021, we have 39 Partners, 13 of whom are executive officers. Partners are individuals who consistently demonstrate the highest qualities of transformational leadership: a tireless dedication to Barrick’s values, the pursuit of excellence and innovation, and a capacity to motivate and inspire others. Our Partners approach their work with a balance of boldness and prudence: acting with urgency, but also with discipline and care. Our Partners are owners of the Company, and rise and fall together with shareholders. A significant portion of their total compensation is long-term in nature, in the form of PGSUs which convert to Barrick Shares that are subject to the achievement of market-leading minimum common share ownership requirements that reinforce our ownership culture. Ongoing membership is contingent upon superior performance and leadership, and underperforming Partners will be removed.

President and Chief Executive Officer

The President and Chief Executive Officer is appointed by the Board and reports to the Executive Chairman and the Board. The President and Chief Executive Officer has overall responsibility, subject to the oversight of the Executive Chairman and the Board, for managing the Company’s business on a day-to-day basis, general supervision of the business of the Company and the execution of the Company’s operating plans and, working with the Executive Chairman, execution of the Company’s strategic priorities. In fulfilling his executive role, the President and Chief Executive Officer acts within the authority delegated to him by the Executive Chairman and the Board. Among other things, the President and Chief Executive Officer also: (i) monitors operational performance and the strategic direction of the Company, (ii) manages the Company’s internal control framework, (iii) develops appropriate capital, corporate, and management structures to ensure the Company’s objectives are met, and (iv) reports to the Executive Chairman and where appropriate, the Board, on the progress being made by the Company with regard to its strategic objectives, along with the Company’s short-, medium-, and long-term plans.

Executive Chairman

The Executive Chairman is appointed by the Board and, as his primary functions, provides leadership and direction to the Board, facilitates the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate, and assumes responsibility for the strategic initiatives of Barrick outlined below. In addition to the responsibilities applicable to all other directors, the Executive Chairman’s responsibilities include, among other things, (i) working with the Board and the President and Chief Executive Officer to develop the strategy for the Company’s future growth; (ii) working with the President and Chief Executive Officer to identify opportunities for value-enhancing strategic initiatives including acquisitions, joint ventures, and strategically important relationships, as well as the disposition from time to time of non-core assets; (iii) developing and maintaining the Company’s relationships with future strategic partners whose capital, influence, and knowledge could add significantly to the Company’s value and its share price; (iv) working with members of Barrick’s International Advisory Board and the President and Chief Executive Officer to expand and deepen Barrick’s relationships with heads of state, chief executives of global sovereign wealth funds, and other senior officials and stakeholders in countries of critical importance to Barrick; and (v) working with the President and Chief Executive Officer on critical issues related to government relationships and strategic alliances.

In connection with his leadership and direction of the Board, the Executive Chairman chairs each meeting of the Board and works in consultation with the Lead Director to, among other things, plan and organize the activities of the Board. Together with the Lead Director, the Executive Chairman ensures that the Board has all the information it needs to function effectively, at all times, including, as necessary, communication between Board meetings. The Executive Chairman serves as the principal liaison between the Board and the President and Chief Executive Officer and meets with representatives of our shareholders and other partners on behalf of the Board. The Executive Chairman is also responsible for conducting an annual performance evaluation of our President and Chief Executive Officer with input from the Lead Director.

Lead Director

Because the Executive Chairman is not an independent director, the independent directors elect an independent director to serve as Lead Director following each annual meeting. The Lead Director provides leadership to the Board and particularly to the independent directors. The Lead Director facilitates the functioning of the Board independently of management, serves as an independent leadership contact for directors and shareholders, and assists in maintaining and enhancing the quality of the Company’s corporate governance. The Board has adopted a robust Lead Director position description, which includes, among other things, the following authority and responsibilities:

•	Consulting with the Executive Chairman regarding the agenda and ultimately approving the agenda (including additions to the agenda) and associated materials for each Board meeting;

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•	Approving Board meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	Chairing Board meetings when the Executive Chairman is absent or in circumstances where the Executive Chairman is (or may be perceived to be) conflicted;

•	Presiding over in camera sessions of the independent directors following every Board meeting;

•	Calling meetings of the independent directors, or the Board, as required;

•	Briefing the Executive Chairman on decisions reached or suggestions made at meetings of independent directors, or during in camera sessions;

•

Facilitating communication between the independent directors and the Executive Chairman, including by presenting the Executive Chairman’s views, concerns, and issues to such directors and raising with the Executive Chairman, as appropriate, the views, concerns and issues raised by such directors;

•	Engaging with the Executive Chairman between Board meetings and assisting with informing or engaging with independent directors;

•	Overseeing the annual Board and directors evaluation process;

•

Engaging with each director individually regarding the performance and functioning of the Board, its committees, and other evaluation matters, as appropriate, and inquiring as to whether any director has concerns about the nomination of other directors;

•	Providing input in respect of the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer;

•	Consulting with the Corporate Governance & Nominating Committee in its performance evaluation of the Executive Chairman;

•

Providing leadership to the Board if circumstances arise in which the Executive Chairman may be (or may be perceived to be) in conflict, in responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	Being available for consultation and direct communication with shareholders and other key constituents, as appropriate; and

•	Retaining independent advisors on behalf of the Board as the Board or the independent directors may deem necessary or appropriate.

J. Brett Harvey has served as our Lead Director since December 2013 and was the Chair of Barrick’s Compensation Committee from July 2012 to December 2018 and has been the Chair of the Audit & Risk Committee since January 2019. In 2020, Mr. Harvey played a fundamental role as our Lead Director in a number of key Board initiatives, including consulting with the Executive Chairman regarding the agenda and associated materials for all Board meetings, chairing all meetings of the independent directors that occurred throughout the year, facilitating communication between the independent directors and the Executive Chairman, consulting with the Corporate Governance & Nominating Committee in evaluating the Executive Chairman’s 2020 performance and, providing input into the Executive Chairman’s annual performance evaluation of the President and Chief Executive Officer. In addition, during the fourth quarter of 2020, Mr. Harvey participated in discussions with a number of our largest investors representing over 40% of the issued and outstanding Barrick Shares (as of December 31, 2020) to discuss a variety of topics, including our performance, Board risk oversight of Covid-19, Board composition and corporate governance, sustainability strategy, human capital management, and executive compensation matters. The Board has adopted position descriptions for the Executive Chairman, the Lead Director, and the President and Chief Executive Officer. Each Board committee mandate also sets out the role and responsibilities of its committee chair. A copy of these position descriptions and Board committee mandates can be found on our website at www.barrick.com/about/governance.

The Board believes that Barrick’s current governance and leadership structure is vital to Barrick’s continued and sustained success. In particular, we believe that our Executive Chairman plays a critical role in ensuring that our partnership continues to execute on the ambitious goals we have set for ourselves for the benefit of all stakeholders. The Board believes it is functioning effectively under its current structure, and that the current structure, including a Board that is comprised of 80% independent directors (assuming all nominees are elected) and a robust Lead Director position, provides appropriate oversight protections.

Corporate Governance

Through the Corporate Governance & Nominating Committee, which is composed entirely of independent directors, the Board monitors best practices in corporate governance, develops corporate governance guidelines, and establishes appropriate structures

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and policies to allow the Board to function effectively and independently of management. The Corporate Governance & Nominating Committee recommends corporate governance policy changes to the Board as appropriate, and the Board approves our corporate governance guidelines annually.

Board Composition and Nomination of Directors

Shareholders elect directors annually to hold office until our next annual meeting or until their successors are elected or appointed. Shareholders vote for individual directors. Between shareholder meetings, the Board may appoint additional directors within the maximum number set out in the Articles of the Company and provided that the number of additional directors appointed cannot exceed one-third of the current directors who were not appointed as additional directors. The Articles of the Company provide for a minimum of five and a maximum of 20 directors.

The Corporate Governance & Nominating Committee is charged with identifying and reviewing potential candidates and recommending nominees to the Board for approval. The Corporate Governance & Nominating Committee strives to ensure that the Board possesses a broad range of experience and expertise so that it can effectively carry out its mandate and be an asset to the Company, both as a whole and through its three standing committees. To promote this objective, the Corporate Governance & Nominating Committee oversees a process by which the areas of experience and expertise that the Board needs over the medium-term are identified.

The table below shows those areas of experience and expertise and indicates the primary areas that the director nominees bring to our Board.

Mining Operations	✓					✓		✓

Health, Safety, and Environmental	✓					✓	✓		✓

Capital Allocation & Financial Acumen	✓	✓	✓	✓	✓	✓	✓	✓		✓

Talent Development and Allocation & Partnership Culture	✓	✓	✓	✓	✓	✓	✓		✓	✓

M&A Execution	✓		✓	✓	✓			✓		✓

International Business Experience and Global Partnerships	✓	✓	✓	✓			✓	✓	✓	✓

Governmental and Regulatory Affairs & Community Relations	✓	✓			✓		✓		✓	✓

Risk Management	✓		✓	✓		✓		✓	✓	✓

Descriptions of Areas of Experience and Expertise

•

Mining Operations: Experience at a senior level with mining operations including production, exploration, reserves, capital projects, and related technology. Familiarity with setting performance expectations, driving continuous improvement through Best-in-Class operational standards, building operational leadership capabilities, and fostering innovation.

•

Health, Safety & Environmental: Knowledge of, or experience with, leading health, safety, and environmental practices and related requirements, including sustainable development and corporate responsibility practices and reporting.

•

Capital Allocation & Financial Acumen: Experience overseeing the allocation of capital to ensure superior risk-adjusted financial returns, including strengthening our capital structure, evaluating capital investment decisions, setting and enforcing thresholds for financial returns, optimizing asset portfolios, and knowledge of, or experience with, financial accounting and corporate finance.

•

Talent Development and Allocation & Partnership Culture: Thorough understanding of the key processes to ensure optimal human capital allocation including attracting, motivating, and retaining top talent. Familiarity with partnership structures and their related cultures. Experience in areas such as setting performance objectives, designing compensation plans, ensuring the right people are in the right roles, succession planning, and organizational design.

•	M&A Execution: Experience in evaluating and executing mergers, acquisitions, and asset sales, including the formation of partnerships and joint ventures across the globe.

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•

International Business Experience and Global Partnerships: Experience conducting business internationally, including exposure to a range of political, cultural, and regulatory environments. Familiarity with the critical role of partnerships with host governments, local communities, indigenous people, non-governmental organizations, and other stakeholders, and an understanding of how to establish and strengthen those partnerships.

•

Government and Regulatory Affairs & Community Relations: Experience with the workings of government and public and regulatory policy in Canada, the United States, and internationally. Familiarity with community engagement.

•

Risk Management: Knowledge of risk management principles and practices, an understanding of some or all of the major risk areas that the Company faces, and an ability to probe risk controls and exposures.

We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure and maintain our license to operate, and those who have technical and operating expertise and financial and business acumen. Based on their assessment of the existing experience and strengths of the Board and the needs of the organization, the Corporate Governance & Nominating Committee and the Board determine the competencies, skills, and qualities Barrick should seek in new Board members. In recommending nominees, the Corporate Governance & Nominating Committee assesses the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills, and knowledge that are appropriate and beneficial to the Company. Consistent with Barrick’s Diversity Policy, the Committee and the Board also consider diversity criteria, such as gender, age, ethnicity, and diversity of thought.

Nominees for membership to the Board are recommended to the Board by the Corporate Governance & Nominating Committee. In identifying candidates, the Committee consults broadly with the other members of the Board and retains external consultants to assist with sourcing the best available candidates and/or consult with key stakeholders. Throughout the director nomination process, the Committee provides updates to the Board and solicits input on candidates. New candidates are interviewed by members of the Committee and other directors as appropriate. The Committee ultimately submits recommendations on Board composition to the full Board, which approves the nominees for submission to shareholders and election to the Board.

Barrick has nominated ten directors for election at the Meeting who collectively represent the necessary mosaic of skills and experience that is relevant to our business and who serve as a voice of owners by crafting policies to create long-term value per share and ensuring that Barrick successfully carries out those policies. Our Board includes international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick operates and brings together diverse viewpoints and perspectives, exhibiting the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

The Board will continue to advance state-of-the-art governance practices including a rigorous annual evaluation process, which encompasses peer reviews and an assessment of the effectiveness of the Executive Chairman, the Lead Director, and Board committee chairs.

In furtherance of our initiative of ongoing Board renewal and our commitment to increasing the Board’s diversity, Barrick appointed Ms. Loreto Silva as a director in August 2019 and Ms. Anne Kabagambe as a director in November 2020, following a rigorous search and selection process overseen by our Corporate Governance & Nominating committee. Ms. Silva has brought to the Board significant expertise in large-scale infrastructure projects and wide-ranging experience in legal and government affairs with a specific focus in South America, and Ms. Kabagambe brings to the Board an independent perspective and deep understanding of international business, informed by her extensive experience engaging with governments and the private sector, particularly in the global resource, banking, and education sectors, through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries (including Tanzania and Zambia). Ms. Kabagambe’s appointment increases the proportion of female directors on the Board to 20%. In addition to the appointment of Ms. Silva and Ms. Kabagambe to the Board, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board. The Board also amended the Diversity Policy in 2021 to include an aspirational target for women to represent at least 30% of directors by the end of 2022.

Expectations of Directors

The Board has adopted Corporate Governance Guidelines to promote the effective functioning of the Board and its committees. These Guidelines set out how the Board should manage its affairs and perform its responsibilities. Among other things, the Guidelines establish a minimum attendance expectation for directors of 75% of all Board and committee meetings, subject to extenuating circumstances, a minimum share ownership requirement for directors, and a requirement that directors make every reasonable effort to attend our annual meeting of shareholders. All directors attended 100% of all Board and committee meetings in 2020 and all directors attended our 2020 annual meeting of shareholders.

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Majority Voting Policy

The Company has adopted a majority voting policy as part of its Corporate Governance Guidelines, which are available on our website at www.barrick.com/about/governance. The majority voting policy provides that any nominee proposed for election as a director who receives a greater number of votes withheld than votes in favor of his or her election must promptly tender his or her resignation to the Executive Chairman or, in the case of the Executive Chairman, to the Lead Director. Any such resignation will take effect on acceptance by the Board. This policy applies only to uncontested elections of directors where the number of nominees is equal to the number of directors to be elected.

The Corporate Governance & Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board on whether it should be accepted, provided that the Board must accept the resignation absent exceptional circumstances. The Board will have 90 days to make a final decision and will announce its determination by way of press release, a copy of which will be provided to the TSX in accordance with Barrick’s standard procedure. The director will not participate in any Committee or Board deliberations on their resignation offer. If a resignation is accepted, the Board may appoint a new director to fill the vacancy.

Term Limits

Barrick does not impose term limits on its directors and does not have a retirement age policy for directors as the Board believes that term limits and mandatory retirement are arbitrary mechanisms for removing directors which can result in valuable, experienced directors being forced to leave the Board solely because of length of service or age. Instead, we believe that directors should be assessed based on their ability to continue to make a meaningful contribution. Barrick’s annual performance review of directors assesses the strengths and weaknesses of directors and the contributions they make. In our view, this is a more meaningful way to evaluate the performance of directors and to make determinations about whether a director should be removed due to under performance. See “Annual Performance Assessments” on page 127.

Independence

The Board believes that it must be independent of management to be effective. The Board has adopted director independence standards consistent with the NYSE Standards and National Instrument 58-101 – Disclosure of Corporate Governance Practices and has adopted a policy that requires at least two-thirds of our directors to be independent. To be considered “independent”, the Board must make an affirmative determination, by resolution, that the director being reviewed has no material relationship with the Company other than as a director, either directly or indirectly (such as a partner, shareholder, or officer of another entity that has a material relationship with the Company) that could reasonably be expected to interfere with the director’s ability to exercise independent judgment as a director. In each case, the Board broadly considers all relevant facts and circumstances. The threshold for independence is higher for members of the Audit & Risk Committee, as required by Canadian Security Administrators’ National Instrument 52-110 – Audit Committees and the NYSE Standards, and for members of the Compensation Committee, as required by the NYSE Standards. All members of the Audit & Risk Committee and the Compensation Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit committees and compensation committees.

Generally, a director will not be considered to be “independent” if:

(a)	the director is, or has been within the last three years, employed by the Company or any of its subsidiaries;

(b)	an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;

(c)	the director, or an immediate family member, is a current partner of a firm that is the Company’s internal or external auditor;

(d)

the director, or an immediate family member, has been within the last three years (but is no longer) a partner or employee of the Company’s internal or external auditor and personally worked on the Company’s audit within that time;

(e)	the director is a current employee of the Company’s internal or external auditor;

(f)

an immediate family member of the director is a current employee of the Company’s internal or external auditor and that person participates in the firm’s audit, assurance, or tax compliance (but not tax planning) practice;

(g)

a director, or an immediate family member, received more than Cdn $75,000 in direct compensation from the Company during any 12-month period within the last three years, other than director and committee fees and pensions or other forms of deferred compensation, so long as such compensation is not contingent on continued service;

(h)

a director, or an immediate family member, is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s current executives serve or served at that time on the company’s compensation committee; or

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(i)

a director, or an immediate family member, is an executive officer or an employee of a company that has made payments to, or received payments from, the Company for property or services in an amount that exceeds in any of the last three fiscal years $1,000,000 or 2% of that company’s consolidated gross revenues, whichever is greater.

An “immediate family member” includes a director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law, and anyone (other than domestic employees) who shares such director’s home. A director’s service as an executive officer of a not-for-profit organization will not impair his or her independence if, within the preceding three years, the Company’s charitable contributions to the organization in any single fiscal year, in the aggregate, do not exceed the greater of $1,000,000 or 2% of that organization’s latest publicly available consolidated gross revenues. With the assistance of the Corporate Governance & Nominating Committee, the Board has considered the relationship to Barrick of each of the director nominees and has determined that eight of the ten individuals nominated for election as directors at the Meeting are independent as shown in the following table.

Name	Executive Officer	Independent	Not Independent	Reason for Lack of Independence
Mark Bristow	✓		✓	President and Chief Executive Officer of the Company
Gustavo A. Cisneros		✓
Christopher L. Coleman		✓
J. Michael Evans		✓
Brian L. Greenspun		✓
J. Brett Harvey		✓
A. Kabagambe		✓
Andrew J. Quinn		✓
Loreto Silva		✓
John L. Thornton	✓		✓	Executive Chairman of the Company

Outside Board Memberships and Interlocking Board Positions

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. The Company’s Corporate Governance Guidelines provide that directors should recognize that Board and committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with the Company’s conflict of interest standards as set out in our Code of Business Conduct and Ethics.

The Board has adopted guidelines limiting the number of board interlocks that can exist at any time to two, and prohibiting any senior executive of Barrick from serving on the board of directors of another public company if any senior executive of such other company serves on the Board of Barrick. A board interlock occurs when two or more of Barrick’s directors also serve together as directors of another public company. As of March 25, 2021, there are no board interlocks on our Board.

Other Independence Mechanisms

The Board has established other important governance policies and practices to enhance Board independence, including the following:

•	Each committee mandate provides that the committee may engage external advisors at Barrick’s expense.

•	To facilitate open and candid discussion among our directors, our Corporate Governance Guidelines mandate that:

•

an in camera session follows every Board meeting (including special meetings), at which the independent directors meet without the non-independent directors and without any other officers or employees present; and

•	the Lead Director presides at each of these sessions.

Diversity Initiatives

Diversity Policy

In 2015, consistent with its commitment to diversity on the Board and in senior leadership positions, Barrick adopted a written Diversity Policy. In February 2021, following the Corporate Governance & Nominating Committee’s annual review of the policy and recommendation to the Board, the Board approved amendments to the policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. The Board adopted these amendments in furtherance of its commitment to diversity and its steadfast belief that diverse perspectives enhance organizational strength, problem solving ability, and opportunity for innovation.

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The policy does not establish any mandatory quotas regarding the representation of women on the Board or in senior leadership, including executive officer positions because the Board does not believe that mandatory quotas necessarily result in the identification or selection of the best candidates for Barrick’s highly specialized business. In addition, appointments of directors and senior leadership should be made, and should be perceived as being made, on the merits of the individuals, and the Board believes that having a mandatory quota could impede the application of this principle. Instead, the policy articulates the Company’s desire to promote better corporate governance and performance and effective decision making by having a diverse range of views and considerations represented at the Board and senior leadership levels. The Diversity Policy’s aspirational target of 30% women on the Board by the end of 2022 is but one expression of this commitment.

In considering directors for election to the Board, the policy requires the Board and the Corporate Governance & Nominating Committee to consider diversity criteria more generally, such as age, ethnicity, geographical and industry background and diversity of thought. The policy requires similar considerations to be taken into account by the Board, the Executive Chairman, and the President and Chief Executive Officer in making senior leadership appointments. In addition, the Company’s Diversity Policy requires the Corporate Governance & Nominating Committee to consider and recommend, where appropriate, the implementation of initiatives to promote gender diversity at the Board and senior leadership levels. In particular, in order to improve the representation of women on the Board, the Diversity Policy specifically requires the Corporate Governance & Nominating Committee, when identifying and considering the selection of candidates for election or re-election to the Board, to consider the level of representation of women on the Board. Similarly, the Diversity Policy requires the Board, the Executive Chairman, and the President and Chief Executive Officer, when identifying and considering candidates for senior leadership positions, to consider the level of representation of women in senior leadership positions.

Every year, the Corporate Governance & Nominating Committee reviews the Diversity Policy and assesses the Company’s progress against its objectives. This review will enable the Corporate Governance & Nominating Committee, on an ongoing basis, to assess the effectiveness of the Diversity Policy. The results of the Corporate Governance & Nominating Committee’s assessment are set out below under the heading “Diversity Policy Assessment”.

Board Diversity

Barrick has nominated ten directors for election at the Meeting, including two female directors who, if elected, will represent 20% of our Board. Assuming all ten nominees are elected, our Board will include a combination of international business leaders and mining industry professionals with expertise and experience working in all the jurisdictions in which Barrick now operates and possessing the skills, professional experience, and backgrounds necessary to best address the opportunities, challenges, and risks of our business.

As part of the identification and selection process for potential candidates for the Board, the Corporate Governance & Nominating Committee is mindful of the benefit of diversity on the Board and the need to maximize the effectiveness of the Board and its decision-making abilities. Gender diversity is only one element of diversity that the Board considers important. The Corporate Governance & Nominating Committee considers several aspects of diversity within the context of the Company’s needs and objectives and its domestic and international operations, including each candidate’s background and experience, expertise, geographical representation, ethnicity, cultural background, disability, and age, as well as gender. The current Board members range in age from 56 to 75 years and have experience conducting business and operating in the very geographic regions where Barrick operates. In addition, our Board nominees possess a range of expertise and knowledge garnered through experiences in a broad range of industries, including mining, finance, law, infrastructure, media, government, and oil and gas. Accordingly, in searches for new directors, the Corporate Governance & Nominating Committee considers the level of female representation on the Board, along with ways in which diversity can be increased in other areas.

Senior Leadership Diversity

In addition to Board diversity, Barrick understands the benefits of a diversified workforce. While Barrick does not have a fixed target for the representation of women in executive officer positions, under its Diversity Policy, Barrick is committed to promoting diversity (including gender diversity) among its senior leadership and will consider the level of female representation and the other indicia of diversity, outlined above, when deliberating on hires and promotions regarding all senior leadership positions, including executive officers.

In identifying and considering potential candidates for senior leadership, including executive officer appointments, the Board considers factors such as years of service, regional background, merit, experience, and qualifications. In addition, unlike the identification and selection process for the Board, the diversity of the Company’s senior leadership is driven by other factors, some of which are outside of the control of the Company, including the level of staff turnover, the times at which hiring and promotion opportunities arise, and the available pipeline of staff.

As of March 25, 2021, there are six women in senior vice-president and vice-president roles at Barrick, comprising 17% of the Company’s vice-president group, and two of the Company’s executive officers are women (15%). Women comprise 15% of our Partners.

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Diversity Policy Assessment

The Corporate Governance & Nominating Committee conducted an assessment of the Diversity Policy by comparing the diversity characteristics and profiles of the Board and executive team as of February 2021 relative to February 2020. The profile of the Board continues to represent a broad range of geographies, age groups, education, and experience. In addition, assuming the election of all of the Board nominees, the number of female directors will increase by one, such that female directors will represent 20% of our Board (up from 11% last year). The Corporate Governance & Nominating Committee believes that the director nominee proposed for election for the first time at the Meeting, Ms. Anne Kabagambe, brings to the Board an independent perspective and deep understanding of international business, informed by her extensive experience engaging with governments and the private sector, particularly in the global resource, banking, and education sectors, through her previous role as an Executive Director of the World Bank representing the interests of 22 Sub-Saharan African countries (including Tanzania and Zambia), and was the most qualified candidate identified during its extensive recruitment process, given the needs of the Board and the priorities of the Company. As a company, we recognize the need for greater gender diversity. In furtherance of our commitment to Board diversity, the Board recently approved amendments to the Diversity Policy to include an aspirational target for women to represent at least 30% of directors by the end of 2022. In keeping with this commitment, the Corporate Governance & Nominating Committee is currently looking for an additional compelling and qualified female candidate to appoint to the Board.

As of March 25, 2021, the percentage of female executive officers is 15% (i.e., two out of 13). The Company’s Human Resources function ensures that diverse candidates are considered for all executive roles and that when independent advisors are retained, they are instructed to present a diverse list of candidates. Since November 2016, Barrick has been a member of the 30% Club Canada, an organization that works with the business community to achieve better gender balance on the boards and senior leadership of Canadian companies. Like Barrick, the 30% Club Canada does not believe that setting mandatory quotas is the right approach to achieving greater gender balance. Rather, the organization, whose name comes from its aspirational goal for 30% of Canadian board seats to be held by women by 2022, is focused on building a strong foundation of business leaders who are committed to meaningful and sustainable gender balance in business leadership. Barrick supports this important objective which is evidenced by the amendments to the Diversity Policy approved by the Board in 2021 to include an aspirational target for women to represent at least 30% of directors by the end of 2022, and its year-over-year increase in female representation on the Board.

Ethical Business Conduct

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics (the Code) that applies to all of our directors, officers, employees, contract employees, and third party vendors. The Code embodies our commitment to conduct our business in accordance with the highest ethical standards and all applicable laws and regulations, industry practices, and international norms. The Code sets out fundamental principles that guide the Board in its deliberations and shape the Company’s business activities. In 2019, following the Merger, the Code – which forms the cornerstone of Barrick’s compliance program – was revised and updated to set out key principles of business conduct and ethics in a more user-friendly format. The Code addresses, among other things:

•	compliance with laws, including laws prohibiting bribery and corruption;

•	respect for human rights;

•	accurate financial controls and records;

•	avoidance of conflicts of interest;

•	protection and proper use of Company assets;

•	confidentiality of information;

•	insider trading and non-disclosure of material, non-public information;

•	fairness in all our dealings;

•	health and safety in the workplace;

•	dignity and respect within working relationships; and

•	sound environmental practices.

The Code also deals with the reporting of potential violations of law and the Code. Barrick has established a toll-free compliance hotline and Internet web portal to allow for anonymous reporting of any suspected Code violations, including concerns regarding accounting, internal accounting controls, or other auditing matters. The Company encourages and expects our personnel to raise

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possible ethical issues and will not tolerate retaliatory action against any individual for raising, in good faith, concerns or questions regarding ethics or Code matters. Any waivers of the Code may generally only be granted by the President and Chief Executive Officer or the General Counsel. However, any waiver of the Code for executive officers may only be granted by the Board or a committee thereof, and will be disclosed to shareholders as required by applicable laws. To date, no waivers of our Code have been granted.

The Code was developed in consultation with the Audit & Risk Committee. The Board monitors compliance with the Code through the Audit & Risk Committee, which receives periodic reports from management with respect to any reports of alleged violations of the Code and any corrective actions taken by the Company. Once each year, employees may be required to complete an acknowledgment confirming that they:

•	have received Code training;

•	understand and agree to abide by the requirements of the Code; and

•	are not aware of any potential misconduct under the Code that has not been reported to appropriate Company management.

The Company has also implemented an online component to its Code training programs. This training provides employees with real-time training and testing and supplements the Company’s other training programs and annual certification process.

Our Code is available on Barrick’s website at www.barrick.com/about/governance and on SEDAR at www.sedar.com.

Conflict of Interest

In addition to the independence requirements described above, our Code, our Corporate Governance Guidelines, and the BCBCA specifically address conflicts of interest involving directors. Pursuant to the Code, all of our directors are required to act in the best interests of the Company and to avoid conflicts of interest. Directors may not use their position to obtain any improper benefit for themselves. Our directors may not serve as officers or directors of, or otherwise be engaged with, a competitor or potential or actual business partner of the Company without the prior written approval of the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee.

Our Corporate Governance Guidelines provide that directors are required to advise the Executive Chairman and the Chair of the Corporate Governance & Nominating Committee prior to accepting a directorship of another public company or of any actual or potential competitor, business partner, or significant investor in the Company and to ensure that such service is consistent with Barrick’s conflict of interest standards.

Division 3 of Part 5 of the BCBCA addresses conflicts of interest of a director of a British Columbia company, such as Barrick. Among other things, the BCBCA provides that a director of a corporation who: (a) has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation; or (b) is a director or an officer of, or has a material interest in, any person who has a material interest in a material contract or transaction or proposed material contract or transaction with the corporation, is required to disclose that interest. Disclosure must be in writing to the directors, must include the nature and extent of the disclosable interest and must be evidenced in a consent resolution, the minutes of a meeting or any other record deposited in the company’s records office. If a director has a disclosable interest in a contract or transaction proposed to be entered into with Barrick, the director may not vote on any resolution to approve the contract or transaction. The director is, however, entitled to be counted in the quorum for the Board meeting. The BCBCA contains a number of exemptions for particular situations, including certain contracts or transactions with wholly owned subsidiaries, a contract of indemnity or insurance for the director, and contracts or transactions relating to the remuneration of the director in his or her capacity as a director, officer, agent or employee of the company or an affiliate.

Related Party Transactions

Barrick has instituted a number of procedural safeguards designed to ensure that any related party transactions are identified and addressed in accordance with the requirements of our Code and applicable law. As noted above, under the Code all directors and executive officers are required to avoid conflicts of interest and to disclose any actual or potential conflicts of interest. In addition, each year, directors and executive officers are required to complete questionnaires in which they identify the names of their related parties and any existing or potential related party transactions or conflicts of interest that could be material to the Company. The information disclosed in these questionnaires is then cross referenced against payments made by the Company to ensure compliance with our internal protocols and our Code. The Audit & Risk Committee reviews related party transactions as part of its oversight of the Company’s Code compliance program. The Corporate Governance & Nominating Committee reviews related party transactions involving directors as part of its annual director independence assessment. Where appropriate, the Board will form a committee of independent directors to review and evaluate a potential related party transaction that is material to the Company. There were no material related party transactions reported in 2020.

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For purposes of the foregoing, a “related party” of the Company includes, among other things, (i) any director or executive officer of the Company, (ii) an immediate family member of a director or executive officer, (iii) any entity controlled or jointly controlled by any such persons; and (iv) a person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding Barrick Shares.

Anti-Hedging Policy

The Company has a formal Anti-Hedging Policy prohibiting all directors, officers, senior vice-presidents, vice-presidents, Partners covered by the Partnership Plan and others from hedging the economic exposure of their share ownership and equity-based long-term incentive compensation. Our Anti-Hedging Policy ensures that our interests and the interests of our shareholders are one and the same.

Procedures for Complaints Regarding Accounting Matters and Auditor Independence Mechanisms

The Audit & Risk Committee has established procedures for the receipt, retention, and treatment of complaints regarding accounting, internal controls, or auditing matters, and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. These procedures are posted on Barrick’s website at www.barrick.com/about/governance.

The Audit & Risk Committee has adopted the Audit Services Policy for the pre-approval of services performed by Barrick’s auditor. The objective of the Audit Services Policy is to specify the scope of services permitted to be performed by the Company’s auditor and to ensure that the independence of the Company’s auditor is not compromised through engaging the auditor for other services. All services provided by the Company’s auditor are pre-approved by the Audit & Risk Committee as they arise or through an annual pre-approval of services and related fees. All services performed by Barrick’s auditor comply with the Audit Services Policy, and professional standards and securities regulations governing auditor independence.

The Audit & Risk Committee has established a hiring policy for employees or former employees of the external auditor. Under our hiring policy, the Company shall not employ a person as its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer (or in an equivalent position) if: (1) such person is, or was within the two years prior to becoming employed by the Company, an employee or partner of an independent auditor that audited the Company’s financial statements during such two-year period, and he or she participated in any capacity in such audits, or (2) the hiring of such person would otherwise violate the restrictions set forth in, or established pursuant to, Section 206 of the Sarbanes-Oxley Act of 2002.

Board Orientation and Continuing Education

New members of the Board are provided with information about their roles, responsibilities, and duties as Board members, as well as information about the Company, its business, and the factors that affect its performance. They receive orientation packages that contain information concerning key legal requirements, the Company’s Articles, the duties and responsibilities of directors, the mandates of the Board and its committees, the Company’s key policies, including our Code, and copies of our public disclosure documents.

In addition to meeting with the Executive Chairman, the President and Chief Executive Officer, and the other members of senior management to discuss the nature and operation of our business, new directors participate in targeted orientation sessions, carried out over several days, which address multiple topics that are critical to understanding our business. In light of the ongoing Covid-19 pandemic, during 2020, Barrick leveraged its experience and digital infrastructure to seamlessly transition these sessions to a virtual format. In 2020, the topics covered at these orientation sessions included:

•

Regional Operations Overview: Overview of each of Barrick’s operating regions; operational targets and regional growth strategies; key assets and related risks and opportunities; business improvement initiatives; health and safety; environment; and major projects.

•	Capital Projects Overview: Overview of key growth and sustaining capital projects; capital initiatives; and principal investment risks and mitigation strategies.

•

Finance Function: Overview of the financial aspects of Barrick’s business and assets, including free cash flow generation strategy; cost management initiatives; financial risk oversight and cost and liability management; supply chain and inventory management; digital initiatives; and license to operate initiatives.

•	Mineral Resource Management: Overview of Barrick’s approach to mineral resource management; reserve replacement plans for key assets; strategic filters driving investment; and case study review.

•

Exploration and Growth: Overview of Barrick’s mineral exploration process; Barrick’s exploration profile and outlook; Barrick’s exploration system and strategy; and license to operate and ESG principles in the exploration context.

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•

Human Resources: Overview of Barrick’s talent management strategy approach to succession planning and talent development and training; labor and industrial relations; Barrick’s emphasis on diversity and inclusion; approach to executive compensation; compensation philosophy; shareholder engagement; and partner and non-partner compensation.

•

Strategic Matters, Legal Overview, and Corporate Governance: Overview of Barrick’s approach to evaluating strategic opportunities and portfolio optimization; director duties and responsibilities.; key Company policies and guidelines; corporate governance principles; public disclosure obligations; function of Barrick’s legal department; and litigation management approach.

•

Sustainability and ESG: Overview of Barrick’s sustainability and ESG priorities, policies and practices and Sustainability Scorecard; Barrick’s climate change strategy; sustainability and ESG oversight; stakeholder engagement strategy and sustainability disclosure.

•

Audit Approach: Introduction of the external auditing team; overview of the approach to auditing and the interaction between the independent auditor and Barrick; and details of accounting matters unique to the mining industry.

On an ongoing basis, directors:

•	receive a comprehensive package of information prior to each Board and committee meeting;

•	receive reports on the work of committees of the Board following committee meetings;

•

participate in information sessions at Board and committee meetings on specific aspects of our business operations such as key development projects, financial risk management programs, corporate development and exploration strategies and activities, and corporate social responsibility activities;

•	have full access to our senior management and employees;

•	receive updates as appropriate between Board meetings on matters that affect our business and operations;

•

participate in continuing education sessions that are incorporated, to the greatest extent practicable, into every regularly scheduled Board meeting and certain meetings of committees of the Board; and

•	are encouraged to participate in other available educational opportunities, at the Company’s expense, that would further their understanding of our business and enhance their performance on the Board.

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Board Educational Sessions Held in 2020

The directors’ attendance at four educational sessions presented by management in 2020 is set out below.

Participating Directors(1)

Date	Topic of Educational Session
February 2020

Latin America and Asia Pacific – Risks and Opportunities

Review of renewed regional strategic approach following completion of the Merger; updated regional model: pre- and post-Merger operational and sustainability performance; and key value-creation opportunities.

Presented by:

Mark Hill (Chief Operating Officer, Latin America and Asia Pacific)

		✓	✓	✓	✓	✓	✓	✓	✓	✓
May 2020

Barrick’s Response to the Covid-19 Pandemic

Review of Covid-19 preparedness, strategy, and response by region: effects of Covid-19 on operations, supply chain, and doré refining and transport; and stakeholder impact

Presented by:

Grant Beringer (Group Sustainability Executive)

Catherine Raw (Chief Operating Officer, North America)

Mark Hill (Chief Operating Officer, Latin America and Asia Pacific)

Willem Jacobs (Chief Operating Officer, Africa and Middle East)

Riaan Grobler (Senior Vice President, Commercial and Supply Chain)

		✓	✓	✓	✓	✓	✓	✓	✓	✓
August 2020

Tanzania – Past, Present, and a Bright Future

Review of the Company’s history in Tanzania; operational updates and improvements since the Company’s consolidation of its interest in Acacia Mining plc in 2019; measures taken to improve in-country license to operate; strategic and operational plans; and future license to operate engagement and initiatives.

Presented by:

Willem Jacobs (Chief Operating Officer, Africa and Middle East)

		✓	✓	✓	✓	✓	✓	✓	✓	✓
November 2020

Exploration

Review of Barrick’s exploration initiatives and objectives; exploration profile and outlook; and asset-specific exploration opportunities.

Presented by:

Robert Krcmarov (Executive Vice-President, Exploration and Growth)

		✓	✓	✓	✓	✓	✓	✓	✓	✓

(1)	Ms. Kabagambe became a member of the Board of Directors on November 4, 2020, following the educational session held that day.

Annual Performance Assessments

The Board, its committees, and individual directors participate in an annual assessment process. For 2020, the Lead Director and the Chairman of the Corporate Governance & Nominating Committee jointly interviewed the directors to obtain feedback on priorities, the operation of the Board and its committees, and opportunities to enhance their effectiveness. The interviews included director peer reviews and specific questions relating to the effectiveness of the Executive Chairman, the Lead Director, and the Committee Chairs. The results of the assessment process were reviewed with the Board. The Lead Director and the Chairman of the Corporate Governance & Nominating Committee provided individual feedback to directors based on the peer reviews.

Enhanced Clawback Policy

Barrick’s Clawback Policy was amended to subject incentive compensation paid or granted to the Executive Chairman; President and Chief Executive Officer; Senior Executive Vice-President, Chief Financial Officer; Senior Executive Vice-President, Strategic Matters; Chief Operating Officer, North America; and other select senior employees to clawback in cases of a material financial misstatement or a determination by the Board that wrongful conduct had occurred, in each case, that resulted in a participant receiving a higher amount of incentive compensation than would have been received absent the material misstatement or wrongful conduct, as applicable. The full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE B

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the Board) is responsible for the stewardship of Barrick Gold Corporation (the Company) and for the supervision of the management of the business and affairs of the Company.

Directors shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.

Responsibilities

The Board discharges its responsibility for supervising the management of the business and affairs of the Company by delegating the day-to-day management of the Company to the senior executives. The Board relies on the senior executives to keep it apprised of all significant developments affecting the Company and its operations.

The Board discharges its responsibilities directly and through delegation to its Committees.

The Board’s responsibilities include:

Oversight of Management

1.	Adopting a succession planning process and participating in the selection, appointment, and development of the Executive Chairman, the Chief Executive Officer and other senior executives.

2.

Through the Corporate Governance & Nominating Committee and the Compensation Committee, adopting a process for the evaluation and compensation of the Executive Chairman, Chief Executive Officer, and other senior executives.

3.

Through the actions of the Board and its individual directors and through the Board’s interaction with and expectations of the senior executives, promoting a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics, taking appropriate steps to, to the extent feasible, satisfy itself as to the integrity of the Executive Chairman, the Chief Executive Officer and other senior executives of the Company, and that the Executive Chairman, the Chief Executive Officer and other senior executives create a culture of integrity throughout the Company.

4.	Periodically reviewing and approving any significant changes to the Company’s Code of Business Conduct and Ethics.

5.

Developing and approving position descriptions for each of the Executive Chairman and the Chief Executive Officer, and measuring the performance of those acting in such capacities against such position descriptions.

Financial and Risk Matters

6.

Overseeing the reliability and integrity of accounting principles and practices followed by management, of the financial statements and other publicly reported financial information, and of the disclosure principles and practices followed by management.

7.	Overseeing the integrity of the Company’s internal controls and management information systems by adopting appropriate internal and external audit and control systems.

8.	Reviewing and approving an annual operating budget for the Company and its subsidiaries on a consolidated basis and monitoring the Company’s performance against such budget.

9.	Approving annual and, either directly or through the Audit & Risk Committee, quarterly financial statements and the release thereof by management.

10.

Reviewing and discussing with management the processes utilized by management with respect to risk assessment and risk management, including the identification by management of the principal risks of the business of the Company, including financial risks, and the implementation by management of appropriate systems to deal with such risks.

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Business Strategy

11.

Adopting a strategic planning process pursuant to which management develops and proposes, and the Board reviews and approves, significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

12.	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

13.

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

Communications and Reporting

14.	Overseeing the Company’s continuous disclosure program with a view to satisfying itself that material information is disseminated in a timely fashion.

15.	Periodically reviewing and approving any significant changes to the Company’s Disclosure Policy.

16.	Adopting a process to enable shareholders to communicate directly with the Lead Director or with the chairperson of the Corporate Governance & Nominating Committee.

Corporate Governance

17.

Overseeing the development of the Company’s approach to corporate governance, including reviewing and approving changes to the Company’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

18.	Taking appropriate steps to remain informed about the Board’s duties and responsibilities and about the business and operations of the Company.

19.	Ensuring that the Board receives from senior executives the information and input required to enable the Board to effectively perform its duties.

20.

Developing and approving position descriptions for each of the Lead Director and the Chairperson of each Board Committee and measuring the performance of those acting in such capacities against such position descriptions.

21.	Overseeing, through the Corporate Governance & Nominating Committee and the Lead Director, the review of the effectiveness of the Board, its Committees and individual directors on an annual basis.

Board Organization

22.	Establishing committees of the Board and delegating certain Board responsibilities to these committees, consistent with the Company’s Corporate Governance Guidelines.

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SCHEDULE C

KEY CHARACTERISTICS OF THE PERFORMANCE GRANTED SHARE UNITS

Characteristics	Description
Eligibility	Partners.
Maximum Potential Award

Awards under this plan are determined by multiplying: (a) a multiple, which varies by job level, of base salary (ranging from three to six times) determined annually by the Compensation Committee, and (b) a performance factor between 0% and 100% based on a multi-year performance assessment evaluated using the Long-Term Company Scorecard.

Minimum Award	0% of Maximum Potential Award.
% of Total Long- Term Incentive	100% of Long-Term Incentive (LTI) Awards.
Term

Awards granted from January 1, 2020 (New PGSUs) vest in one-third increments on the 12-month, 24-month, and 33-month anniversary of the date of grant (or, if the corresponding anniversary of the grant date falls during a Blackout Period, on the second trading day following the expiration of the Blackout Period), plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Awards granted prior to January 1, 2020 (Legacy PGSUs) vest 33 months from the date of grant, plus a requirement to hold Barrick Shares until the earlier of achieving the share ownership requirements or until termination of employment.

Vesting Criteria

New PGSUs vest in one-third increments on the 12-month, 24-month, and 33-month anniversaries of the date of grant, and Legacy PGSUs fully vest 33 months from the date of grant, in each case, subject to further holding restrictions. In both cases, if the corresponding anniversary of the grant date falls during a Blackout Period, the vesting date is on the second trading day following the expiration of the Blackout Period. Barrick Shares must be held until the earlier of achieving the applicable share ownership requirement (after which any Barrick Shares in excess of the requirement may be sold) or termination of employment or resignation. See “Post-Vesting Treatment, Prohibitions, and Restriction Period” below for more detail.

Committee Discretion

The Compensation Committee has the authority to waive the prohibitions on the sale, transfer, or other disposition of any or all the Barrick Shares held by a participant, determined on a case-by-case basis, without shareholder approval.

The value of the LTI award is within the sole discretion of the Compensation Committee, and the Compensation Committee has authority to increase or reduce any award implied from the Long-Term Company Scorecard. Specifically, the Compensation Committee has the discretion to approve a different payout level from that calculated according to the Long-Term Company Scorecard to ensure that the payout is appropriate.

Pricing at Time of Grant

Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable, or, if the date of grant occurs during a Blackout Period, the greater of the closing share price of Barrick Shares on the first trading date following the expiration of the Blackout Period, or the date preceding the grant date, on the TSX or NYSE, as applicable.

Vesting

At vesting, each PGSU award (grant plus dividend equivalents) will have a value equal to the closing price of Barrick Shares on the TSX or the NYSE, as applicable, on the vesting date (or, if the vesting date is not a trading day, then on the trading day immediately prior to the vesting date) multiplied by the number of PGSUs (including dividend equivalents accrued during the vesting period, where applicable).

Post-Vesting Treatment, Prohibitions, and Restriction Period

•  When PGSUs vest, the value vested (less appropriate taxes and other withholdings required by Applicable Law) is used by a third party administrative agent to purchase Barrick Shares on the open market.

•  Barrick Shares purchased (referred to as Restricted Shares) are subject to sale, transfer, hedging, and pledging prohibitions until the earlier of achieving the minimum share ownership requirements or termination of employment.

•  Subject to the restrictions above, during the Restriction Period, participants have all incidents of ownership associated with the Restricted Shares, including voting rights and entitlements to cash dividends paid on Barrick Shares.

•  Restricted Shares are held by the third party administrative agent through termination of employment (unless sold in accordance with the terms of the PGSU Plan) and prohibitions lapse and cease to apply on Restricted Shares based on the circumstances surrounding termination, as determined in the section below.

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Characteristics (cont’d)	Description (cont’d)

Treatment on Termination	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
New PGSUs: Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor).

•  For termination without cause, prorated portion of unvested New PGSUs vest based on actual performance achieved and proportion of vesting period worked; all remaining unvested New PGSUs lapse and are forfeited.

•  For resignation (except for purpose of joining or providing services to a Competitor), all unvested PGSUs lapse and are forfeited

•  For retirement (defined as Age 60 for the purposes of the Plan), unvested New PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during the continued vesting period. If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all New PGSUs that have not vested at such time lapse and are forfeited. If retirement occurs prior to a Change in Control, any remaining unvested New PGSUs will vest and be paid out on or before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

Legacy PGSUs: Termination Without Cause, Retirement, or Resignation (except for purpose of joining or providing services to a Competitor)

•  Unvested Legacy PGSUs continue to vest according to their vesting schedule, provided that the employee does not join, or provide services to, a Competitor (as defined in the PGSU Plan) during their continued vesting period.

•  If the employee subsequently joins or provides services to a Competitor during the continued vesting period, all Legacy PGSUs that have not vested at such time lapse and are forfeited.

•  If retirement, termination without cause, or voluntary resignation occurs prior to a Change in Control, any remaining unvested Legacy PGSUs on the Change in Control date will vest and be paid out on our before the completion of the Change in Control.

• Prohibitions lapse and cease to apply to all Restricted Shares upon termination of employment.

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Characteristics (cont’d)	Description (cont’d)
Treatment on Termination (cont’d)	Termination Event	Unvested PGSUs(1)	Restricted Shares(2)
	Disability or Death	• Unvested PGSUs vest on the termination date or date of death, as applicable (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to all Restricted Shares on the termination date or date of death, as applicable.
	Resignation or Retirement Related to Joining, or Providing Services to, a Competitor or Termination With Cause.	• All unvested PGSUs lapse and are forfeited.

•  Prohibitions lapse and cease to apply to all Restricted Shares in three tranches:

-  50% of the Restricted Shares on the Termination Date;

-  25% of the Restricted Shares on the first anniversary of the Termination Date; and

-  25% of the Restricted Shares on the second anniversary of the Termination Date.

	Termination of Employment Without Cause Within Two Years Following a Change in Control.	• Unvested PGSUs vest on the termination date (except for U.S. Participants, whose unvested PGSUs continue to vest based on the normal schedule).	• Prohibitions lapse and cease to apply to Restricted Shares pursuant to a bona fide third party take-over bid provided that the take-over bid is successfully completed.
Dividend Equivalents	Dividends are credited or paid as and when declared.	• For unvested PGSUs, dividends are credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.

•  For Restricted Shares, dividends are paid in cash as and when declared on Barrick Shares (other than stock dividends or other distributions paid in the form of additional Barrick Shares, which shall be treated as Restricted Shares).

Form of Payment	On and beyond termination, the form of payment varies with unvested PGSUs and Restricted Shares.

•  Unvested PGSUs that become immediately vested on termination are paid in cash (less applicable tax and withholdings).

•  Unvested PGSUs that continue to vest normally beyond termination are paid in cash (less applicable tax and withholdings) at the end of the normal vesting period.

• Restricted Shares may be sold in the open market for cash proceeds (or otherwise disposed of) when prohibitions lapse and cease to apply.
Clawback	PGSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

(1)	The Compensation Committee may, in its discretion, accelerate vesting of all or a portion of the then unvested PGSUs.

(2)

The Compensation Committee may, in its discretion, waive the prohibitions on the sale, transfer, or other disposition of the Restricted Shares with respect to any or all Restricted Shares held by the employee at any time and from time to time.

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SCHEDULE D

KEY CHARACTERISTICS OF THE RESTRICTED SHARE UNIT (RSU) AWARDS

Characteristics	Description
Maximum Potential Award	100% of the target number of RSUs granted.
Minimum Award	100% of the target number of RSUs granted, subject to clawback.
Term	33 months.
Vesting Criteria	Vest up to three years from the date of grant.
Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSUs at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	Conversion from dollar value to units based on the closing price of Barrick Shares on the trading day immediately preceding the date of grant on the TSX or NYSE, as applicable.
Dividend Equivalents	Credited as additional units during the vesting period, at the same rate as the dividends paid on Barrick Shares.
Payout Value

At vesting, each RSU award (grant plus dividend equivalents) will have a value equal to the average closing price in Canadian dollars of Barrick Shares on the TSX or in U.S. dollars on the NYSE, as applicable, during the last five trading days prior to the vesting date. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	The Compensation Committee has the discretion to designate the form of settlement for RSUs at the time of grant, which may result in grants settled in cash or in After-Tax Shares upon vesting.
Post-Vesting Treatment, Prohibitions, and Restriction Period	The Compensation Committee has the discretion to apply restrictions on sale, transfer, encumbrance, or other disposition on any awards settled in After-Tax Shares.
Clawback	RSUs are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE E

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY RESTRICTED SHARE SCHEME (RSS) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of RSS awards granted.

Minimum Award	0% of the number of RSS awards granted, subject to clawback.

Term	The term of the outstanding RSS awards that were assumed by Barrick upon completion of the Merger varies by award.

Vesting Criteria	Outstanding RSS awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31 prior to the normal vesting date for each award. The final cycle of RSS awards vested on January 1, 2021.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest

	Barrick TSR is less than Index TSR	0%

	Barrick TSR is equal to Index TSR	25%

	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)

	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for RSS awards at the time of grant, which may result in grants that vest in less than three years.
Pricing at Time of Grant	At grant, each RSS award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.
Dividends	Not applicable.
Payout Value

At vesting, each RSS award will have a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares
Clawback	RSS awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE F

KEY CHARACTERISTICS OF THE RANDGOLD LEGACY LONG-TERM INCENTIVE PLAN (LTIP) AWARDS

Characteristics	Description

Eligibility	President and Chief Executive Officer, Senior Executive Vice-President, Chief Financial Officer.

Maximum Potential Award	100% of the number of LTIP awards granted.
Minimum Award	0% of the number of LTIP awards granted, subject to clawback.
Term	3 years

Vesting Criteria

Outstanding LTIP awards vest based on Barrick’s relative total shareholder return performance versus the EMIX Global Mining Gold Index (“Index”). Performance is tested from December 17, 2018, the date on which the Royal Court of Jersey sanctioned the scheme of arrangement for the Merger, and December 31, 2020.

	Barrick TSR compared to Index TSR	Percentage of Award which will vest
	Barrick TSR is less than Index TSR	0%
	Barrick TSR is equal to Index TSR	25%
	Barrick TSR exceeds Index TSR by less than 10% per annum	Pro rata 25% - 100% (straight-line)
	Barrick TSR exceeds Index TSR by 10% per annum or more	100%

Committee Discretion	The Compensation Committee has the discretion to designate the vesting date for LTIP awards at the time of grant, which may result in grants that vest in less than three years.

Pricing at Time of Grant	At grant, each LTIP award had a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE.

Dividends	Not applicable.

Payout Value

At vesting, each LTIP award will have a value equal to the closing price in U.S. dollars of Barrick Shares on the NYSE. The Compensation Committee has the discretion to adjust awards in unusual circumstances.

Form of Settlement	Barrick Shares

Clawback	LTIP awards are subject to the Clawback Policy. For details, the full text of our Clawback Policy is available on our website at www.barrick.com/about/governance.

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SCHEDULE G

CAPITAL REDUCTION AND RETURN OF CAPITAL

General

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve the Capital Reduction Resolution authorizing and approving the reduction of the capital in respect of the Barrick Shares by an aggregate amount equal to $750 million pursuant to section 74(1) of the BCBCA. The purpose of the Capital Reduction is to enable Barrick to effect three distributions expected to be payable in equal instalments to holders of Barrick Shares on each of the Return of Capital Record Dates by way of a Return of Capital. The aggregate amount of these distributions will be equal to the amount of the Capital Reduction. The full text of the Capital Reduction Resolution is set out on the final page of this Schedule G.

If the Capital Reduction Resolution is approved by shareholders at the Meeting, the Return of Capital is proposed to be effected in three equal tranches to shareholders of record on each Return of Capital Record Date, with payment of each tranche expected to be made in June, September and December 2021, respectively. Each of the three proposed distributions is expected to be approximately $0.14 per Barrick share (or approximately $0.42 per Barrick Share for all three tranches), based on the number of issued and outstanding Barrick Shares on December 31, 2020. If shareholders do not approve the Capital Reduction Resolution at the Meeting, Barrick will not be able to complete the Return of Capital on the terms and on the timing currently proposed.

The Board intends to give effect to the Return of Capital in the manner described in this Circular if the Capital Reduction Resolution is approved by shareholders at the Meeting, subject to applicable laws, the exercise by the Board of its fiduciary duties, and the discretion of the Board to modify (but not increase) the aggregate amount of the Return of Capital, increase or decrease the amount distributed per tranche of the Return of Capital, and modify the proposed timing for the distribution of each tranche of the Return of Capital. Following the Meeting, and subject to the foregoing, the Company expects to issue a news release announcing the amount of the first tranche of the Return of Capital and the first Return of Capital Record Date. The Company expects to issue subsequent news releases announcing the second and third tranches of the Return of Capital and the second and third Return of Capital Record Date prior to each such Return of Capital Record Date. It is expected that each of the three tranches of the Return of Capital will be paid within 20 days following the applicable Return of Capital Record Date.

The Dispositions Giving Rise to the Sale Proceeds

Since 2019, Barrick and its subsidiaries have carried out a number of transactions outside the ordinary course of business to monetize certain of its assets, including the following:

Massawa Sale

On March 4, 2020, the Company’s wholly-owned subsidiary, sold its indirect interest in the Massawa gold project in Senegal for $256 million in cash (net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction), and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three-year average gold price, which was valued at $28 million at the date of closing. Barrick has subsequently received full repayment of the outstanding loan.

KCGM Sale

On November 28, 2019, the Company’s wholly-owned subsidiary, Barrick Admin Company Pty Limited, sold its 50% indirect interest in the Kalgoorlie Super Pit gold mine in Western Australia to Saracen Mineral Holdings Limited for gross sale proceeds of $750 million in cash, subject to certain adjustments.

Shandong Share Sale and Other Dispositions

On June 16, 2020, Barrick completed the sale of 79,268,800 shares of Shandong Gold Mining Co., Ltd., representing a majority of its strategic position, for gross sale proceeds of approximately $210 million. In addition, Barrick and its affiliates have completed a number of other non-core asset dispositions in 2020 and further dispositions may occur in 2021.

Purposes of the Capital Reduction and Return of Capital

Barrick is proposing the Capital Reduction and the Return of Capital in order to distribute to shareholders a significant portion of the Sale Proceeds generated by the Massawa Sale, the KCGM Sale, and the Shandong Share Sale and other non-core asset dispositions in 2020 and further dispositions that may occur in 2021. The amount that Barrick is proposing to distribute pursuant to the Return of Capital is equal to $750 million and, based on the number of issued and outstanding Barrick Shares as of December 31, 2020, represents approximately $0.42 per Barrick Share expected to be paid in three equal tranches of approximately $0.14 per Barrick Share. The first

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tranche will be derived from the net proceeds of the Massawa Sale, the second tranche will be derived from the net proceeds of the KCGM Sale, and the final tranche will be derived from the net proceeds of the Shandong Share Sale and other dispositions made by Barrick and its affiliates outside of the ordinary course of business.

Recommendation of the Board and Reasons for the Recommendation

The Board unanimously recommends that shareholders vote FOR the Capital Reduction Resolution.

At the time the Merger was announced, Barrick articulated a robust strategy to return surplus funds to shareholders. Since then, Barrick’s commitment to this strategy has resulted in a threefold increase to its quarterly dividend. Consistent with this strategy, Barrick is proposing the Capital Reduction and the Return of Capital in order to distribute to shareholders a significant portion of the aggregate Sale Proceeds received by Barrick and its affiliates as a result of the Massawa Sale, the KCGM Sale, the Shandong Share Sale and other dispositions. The Board determined that the Capital Reduction and the Return of Capital are a tax efficient way to return surplus funds to shareholders from major divestitures. In addition to the quarterly dividend, which is currently $0.09 per Barrick Share, the Return of Capital is intended to provide shareholders with a significantly enhanced return in 2021. While Barrick’s quarterly dividend is declared at the sole discretion of the Board and will be evaluated quarterly based on the performance and financial position of the Company, the current dividend level of $0.09 per quarter is not expected to be negatively impacted by the proposed Capital Reduction and Return of Capital.

The Board considered a variety of potential alternatives regarding the redeployment of the Company’s share of the Sale Proceeds, including, among other things, debt repayment, special dividends or distributions (including the Return of Capital), share repurchases, asset acquisitions, capital expenditures, and other cash management activities. The Board has determined that the Return of Capital is the best use of $750 million of the Sale Proceeds for the Company and its shareholders. Moreover, distributions in the form of a Return of Capital, in many cases, give rise to preferential tax treatment when compared to dividends. See “Certain Federal Income Tax Considerations” below. The Board continues to review further returns to shareholders, which will be balanced and evaluated equally across other capital uses, including organic growth, disciplined M&A, and debt management.

Effect of the Capital Reduction and the Return of Capital

General

If the Capital Reduction Resolution is approved by shareholders at the Meeting, holders of Barrick Shares will receive an expected aggregate return of capital of approximately $750 million, which is equal to approximately $0.14 per Barrick Share on each of the three tranches of the Return of Capital to be made in 2021 (or approximately $0.42 per Barrick Share for all three tranches of the Return of Capital), based on the number of issued and outstanding Barrick Shares as of December 31, 2020, subject to the discretion of the Board to change the amount distributed in each tranche, up to a maximum aggregate distribution of $750 million, and applicable law.

As the distributions pursuant to the Return of Capital are not dividend payments by the Company, holders of Barrick Shares will not be entitled to reinvest the amounts received by them pursuant to the Return of Capital in additional Barrick Shares under the Company’s dividend reinvestment plan.

Effect on Outstanding PGSUs, RSUs, and DSUs

Neither the Capital Reduction nor the Return of Capital will affect the number or value of outstanding PGSUs, RSUs or DSUs.

Prohibitions on the Capital Reduction Under the BCBCA

The BCBCA provides that a corporation shall not reduce its capital if there are reasonable grounds for believing that the realizable value of the company’s assets would, after the reduction, be less than the aggregate of its liabilities.

As of the date of this Circular, the Company does not have reasonable grounds to believe that, after giving effect to the Capital Reduction and each distribution pursuant to the Return of Capital, the Company’s assets would be less than the aggregate of its liabilities.

Potential Changes to the Capital Reduction and Return of Capital

The Board has reserved the right to modify, reduce, or abandon (but not increase the aggregate amount of) the Capital Reduction and the Return of Capital without any further approval from shareholders. As a result, the Board may in its sole discretion determine to, among other things, modify (but not increase) the aggregate amount of the Return of Capital, modify the amount distributed per tranche of the Return of Capital, or modify the proposed timing for the distribution of each tranche of the Return of Capital.

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Certain Federal Income Tax Considerations

The summaries below are not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Capital Reduction and the Return of Capital to them with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

The following summary is, as of the date hereof, a summary of the principal Canadian federal income tax consequences generally applicable under the provisions of the Income Tax Act (Canada) (the Tax Act) to a holder of Barrick Shares who, at all relevant times, for the purposes of the Tax Act, holds the Barrick Shares as capital property and deals at arm’s length and is not affiliated with the Company (a Holder). Generally, the Barrick Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Barrick Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Holders who do not hold their Barrick Shares as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a ‘‘financial institution’’ for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a ‘‘specified financial institution’’ (as defined in the Tax Act); (iii) an interest in which is a ‘‘tax shelter investment’’ (as defined in the Tax Act); (iv) that reports its ‘‘Canadian tax results’’ (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered into or will enter into, with respect to the Barrick Shares, a ‘‘derivative forward agreement’’ or ‘‘synthetic disposition arrangement’’ (as those terms are defined in the Tax Act). Such Holders should consult their own tax advisors with respect to an investment in the Barrick Shares.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the CRA) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the Tax Proposals), and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Barrick Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

Capital Reduction and Return of Capital

The Capital Reduction will reduce the paid-up capital (as defined in the Tax Act) (PUC) of the Barrick Shares by an amount equal to the Capital Reduction. PUC is the aggregate of all amounts received by a corporation upon the issuance of its shares (by class), adjusted in certain circumstances in accordance with the Tax Act. PUC differs from the adjusted cost base of shares to any particular shareholder because adjusted cost base is calculated based on the amount paid by a shareholder to acquire shares of a corporation, whether on issuance by the corporation or through the marketplace.

The aggregate amounts that will be paid by the Company to its shareholders pursuant to the Return of Capital on the Barrick Shares will not exceed the reduction in PUC of such shares resulting from the Capital Reduction, and will not be treated as dividends pursuant to subsection 84(4) of the Tax Act, provided that subsection 84(4.1) of the Tax Act does not apply, as discussed below.

An amount paid by a public corporation to its shareholders on a reduction of PUC in respect of any class of its shares is generally deemed to be a dividend by virtue of subsection 84(4.1) of the Tax Act unless the amount may reasonably be considered to have been derived from proceeds of disposition realized by the corporation, or by a person or partnership in which the corporation had a direct or indirect interest at the time that the proceeds were realized, from a transaction that occurred (i) outside the ordinary course of the business of the corporation or the person or partnership that realized the proceeds, and (ii) within the period that commenced 24 months before the payment.

The amounts to be distributed as the first tranche of the Return of Capital were derived from the proceeds of the Massawa Sale. The amounts to be distributed as the second tranche of the Return of Capital were derived from the KCGM Sale. The amounts to be distributed as the final tranche of the Return of Capital were derived from the Shandong Share Sale and from other dispositions undertaken by the Company and its affiliates outside of the ordinary course of business. Management of the Company is of the view that the Return of Capital can reasonably be considered to have been derived from proceeds of disposition realized by a person in

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which the Company has an indirect interest from a transaction that occurred outside the ordinary course of business of that person and, as a result, subsection 84(4.1) should not apply to deem the amounts paid to holders of Barrick Shares pursuant to the Return of Capital to be dividends. This determination is not free from doubt, and no advance tax ruling has been sought or obtained in this regard. If the distributions pursuant to the Return of Capital are deemed to be dividends under the Tax Act, the provisions of the Tax Act regarding taxable dividends from a taxable Canadian corporation would apply and the summary below would not be applicable.

As noted above, the Capital Reduction will reduce the PUC of the Barrick Shares by an amount equal to the Capital Reduction. Such reduction in PUC will have no immediate Canadian income tax consequences to a shareholder of the Company but may have an effect in the future, in certain circumstances, including if the Company makes further capital distributions to shareholders or is wound-up, or if the Company redeems, cancels or acquires Barrick Shares. As a general rule, upon such transactions, the shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the PUC of the Barrick Shares.

Resident Holders

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a Resident Holder). A Resident Holder to whom the Barrick Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Barrick Shares, and all other Canadian securities held by such person in the year of the election or in any subsequent taxation year, treated as capital property. Resident Holders considering making such an election should first consult their own tax advisors.

Capital Reduction and Return of Capital

The amount received by a Resident Holder on each tranche of the Return of Capital will not be included in computing the Resident Holder’s income for tax purposes but will reduce the adjusted cost base of the Barrick Shares held by the Resident Holder. If the amount by which the adjusted cost base of the Barrick Shares is reduced on the Return of Capital were to exceed the Resident Holder’s adjusted cost base in the Barrick Shares, such Resident Holder would be deemed to have realized a capital gain equal to such excess.

Generally, a Resident Holder is required to include in computing income for the taxation year one-half of the amount of any capital gain. A Resident Holder that is, throughout the relevant taxation year, a ‘‘Canadian-controlled private corporation’’ (as defined in the Tax Act) may also be liable to pay a refundable tax on its ‘‘aggregate investment income’’, which is defined under the Tax Act to include an amount in respect of taxable capital gains.

Non-Resident Holders

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Barrick Shares in connection with a business carried on in Canada (a Non-Resident Holder). Special rules, not addressed in this summary, may apply to a non-resident that carries on an insurance business in Canada and elsewhere.

Return of Capital

The amount received by a Non-Resident Holder on each tranche of the Return of Capital will not be subject to Canadian federal income tax (including any non-resident withholding tax under Part XIII of the Tax Act) but will reduce the adjusted cost base of the Barrick Shares held by the Non-Resident Holder. If the amount by which the adjusted cost base of the Barrick Shares is reduced exceeds the Non-Resident Holder’s adjusted cost base of the Barrick Shares, such Non-Resident Holder would be deemed to have realized a capital gain in an amount equal to such excess from a disposition of such shares and the Non-Resident Holder’s adjusted cost base of the Barrick Shares would then be nil.

A Non-Resident Holder will not be subject to Canadian income tax under the Tax Act on any capital gain realized on any deemed disposition of Barrick Share that results from the distributions pursuant to the Return of Capital unless such Barrick Share constitutes ‘‘taxable Canadian property’’ (as defined by the Tax Act) to the Non-Resident Holder. Management expects that the Barrick Shares will not be “taxable Canadian property” to any Non-Resident Holder.

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences of the Return of Capital to U.S. Holders (as defined below). You are a U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of a Barrick Share and are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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This summary is limited to U.S. Holders that hold Barrick Shares as a “capital asset” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the Revenue Code). This summary does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax and Medicare contribution tax consequences, as well as differing tax consequences that may apply if you are, for instance:

•	a financial institution;

•	a dealer or trader in securities that uses a mark-to-market method of tax accounting;

•	holding Barrick Shares as part of a “straddle” or integrated transaction;

•	a holder whose functional currency is not the U.S. dollar;

•	a holder that owns, directly, indirectly or constructively, 10% or more by voting power or value, of the Barrick Shares of the Company;

•	an accrual method taxpayer who is required to recognize income for U.S. federal income tax purposes no later than when such income is taken into account in applicable financial statements;

•	a tax-exempt entity; or

•	an entity classified as a partnership for U.S. federal income tax purposes.

If you are an entity classified as a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This summary is based on the Revenue Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, changes to any of which subsequent to the date of this proxy statement may affect the tax consequences described herein. This summary does not address any aspect of state, local or non-U.S. taxation, or any taxes other than income taxes. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Except as provided at “—Passive Foreign Investment Company” and to the limited extent discussed under “—Return of Capital” below, this summary assumes that the Company has not been, and will not become for the taxable year of the Return of Capital, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. The PFIC rules are complex and are in many important respects unclear. The Company does not believe it is a PFIC; however, if the Company is classified as a PFIC for any taxable year during which a U.S. Holder held Barrick Shares, such holder may be subject to materially adverse U.S. federal income tax consequences. Each U.S. Holder should consult its tax advisor regarding the determination whether or not the Company is a PFIC and the application of the PFIC rules should the Company be, or become, a PFIC.

Return of Capital

The gross amount that will be paid by the Company to the U.S. Holders on the Return of Capital (including the amount of taxes withheld therefrom, if any) generally will be includable in a U.S. Holder’s gross income as dividend income on the date of receipt by the U.S. Holder, but only to the extent that such amount would be paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount paid would exceed the Company’s current and accumulated earnings and profits, it will be treated first as a tax-free return of a U.S. Holder’s tax basis in its Barrick Shares, and to the extent the amount paid would exceed such U.S. Holder’s tax basis, the excess will be treated as capital gain. The Company believes that the Return of Capital will likely be treated as having been made out of accumulated earnings and profits; however, the Company has not made a determination of its accumulated or current earnings and profits for U.S. federal income tax purposes at this time.

Any such capital gain will be treated as long-term capital gain if the U.S. Holder’s holding period in its Barrick Shares exceeds one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. Gain recognized by a U.S. Holder generally will be treated as U.S.-source income for foreign tax credit purposes, unless the gain is subject to tax in Canada and is resourced as foreign-source under the provisions of the Canada–United States Income Tax Convention (1980) (the Treaty).

Any dividend income will generally be foreign-source for foreign tax credit purposes. Any dividend income will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations. Any dividend income that is paid to certain non-corporate U.S. Holders may be taxable at favorable rates as opposed to being taxable at ordinary income rates; provided that (i) the Company is eligible for the benefits of the Treaty, (ii) the U.S. Holder satisfies certain holding period requirements, and (iii) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. If the Company is a PFIC for the taxable year in which a Return of Capital is paid or was a PFIC in the immediately preceding taxable year, such distribution will not be taxable at favorable rates that may be available to certain non-corporate U.S. Holders. Each U.S. Holder should consult its tax advisor regarding the availability of the reduced tax rate on dividends on Barrick Shares.

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The amount of income includible as a result of a distribution paid in foreign currency will be equal to the U.S. dollar value of such currency on the date such distribution is includible in income by the recipient, regardless of whether the payment is in fact converted into U.S. dollars at that time. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss.

Subject to certain conditions and limitations (including specific holding period and at-risk rules), non-U.S. taxes withheld from a payment made by the Company to U.S. Holders on the Return of Capital may be eligible for credit against the U.S. Holder’s U.S. federal income tax liability. If a refund of the tax withheld is available to the U.S. Holder under the laws of Canada or under the Treaty, the amount of tax that will be withheld that is refundable will not be eligible for such credit against the U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against the U.S. Holder’s U.S. federal taxable income). The rules relating to the determination of the U.S. foreign tax credit are complex, and each U.S. Holder should consult its tax advisor to determine whether and to what extent a credit would be available with respect to non-U.S. taxes imposed on a distribution.

Passive Foreign Investment Company

The Company would be classified as a PFIC for any taxable year if either: (i) at least 75% of the Company’s gross income is passive income, or (ii) at least 50% of the value of the Company’s assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, the Company will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which the Company owns, directly or indirectly, at least 25% (by value) of the stock. Under the PFIC rules, if the Company were classified as a PFIC at any time during which a U.S. Holder held Barrick Shares, it would continue to be treated as a PFIC with respect to such holder’s investment unless the Company ceased to be a PFIC and the U.S. Holder has made certain elections under the PFIC rules.

The determination as to whether the Company will be a PFIC for the current taxable year or for future years is a factual determination that must be made annually at the end of the taxable year and is dependent on the assets and income of the Company and its subsidiaries. The PFIC rules are complex and in many important respects are unclear. The Company believes it should not be a PFIC for the current taxable year or in future years. However, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.

If the Company is classified as a PFIC for any taxable year during which a U.S. Holder holds Barrick Shares, such holder may be subject to materially adverse U.S. federal income tax consequences. Specifically, to the extent the amount of the Return of Capital distributions constitute “excess distributions” (defined below) received by the U.S. Holder, the amount of such excess distribution would be allocated ratably over the U.S. Holder’s holding period for its Shares. The amounts allocated to the taxable year of receipt of an excess distribution and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its Barrick Shares exceeds 125% of the average of the annual distributions on its Barrick Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. If the Company were a PFIC, similar tax rules would apply to U.S. Holder’s indirect interest in any lower-tier PFIC of the Company, including adverse U.S. federal income tax consequences relating to distributions by, and disposition of the stock of, such lower-tier PFIC. Each U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to any subsidiaries of the Company.

A “qualified electing fund” or “mark-to-market” election may be available that would result in alternative treatments of Barrick Shares if the Company is classified as a PFIC. The Company is not obligated to provide information to enable U.S. Holders to make a qualified electing fund election and there can be no assurance that such information will be provided.

If the Company is classified as a PFIC, a U.S. Holder will also be subject to annual information reporting requirements. Dividends paid in a taxable year for which the Company is a PFIC, or in a taxable year for which the Company was a PFIC in the prior year, will not be taxable at favorable rates that may be available to certain non-corporate U.S. Holders. Each U.S. Holder should consult its tax advisor about the potential application of the PFIC rules with respect to its Barrick Shares.

U.S. Information Reporting and Backup Withholding

For purposes of U.S. federal income tax, payments of dividends, such as the distributions pursuant to the Return of Capital, that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. Each U.S. Holder should consult its tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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Certain United Kingdom Income Tax Considerations

The paragraphs below are intended as a general guide only to the treatment of the Return of Capital for the purposes of UK capital gains tax and do not constitute tax advice. This guidance has been prepared to assist Shareholders with their tax obligations. Barrick is under no obligation to provide such advice and therefore cannot take any responsibility for the tax position of any individual Shareholder. These paragraphs relate only to certain limited aspects of the UK capital gains tax treatment of Shareholders and insofar as any of the below relates to UK individual Shareholders it is intended to apply only to Shareholders who are resident and domiciled in the UK for UK tax purposes at all relevant times and who are and were the absolute direct beneficial owners of their Shares (UK Holders).

The comments only apply to Shareholders who held, and will hold, their shares as capital investments and not as securities to be realized in the course of a trade (and the shares were not held, and are not held, through an individual savings account (ISA) or a self-invested personal pension (SIPP)). They may not apply to certain shareholders, such as dealers in securities, insurance companies and collective investment schemes, shareholders who are exempt from taxation, shareholders who acquired their ordinary shares under share plans and shareholders who have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment. Such persons may be subject to special rules. Any Shareholder who is in any doubt about their tax position are advised to consult an appropriate independent professional tax adviser.

The comments are based on current UK tax law as applied in England and Wales and on the current published practice of Her Majesty’s Revenue and Customs (HMRC) (which may not be binding on HMRC), as of the date of this Circular, all of which are subject to change, possibly with retrospective effect.

UK Taxation Consequences of the Return of Capital to Shareholders

The return of capital on a Barrick Share should constitute a part-disposal of such share for the purposes of taxation of capital gains in consideration for the amount returned up to the amount originally subscribed for such share (including any premium). A charge to United Kingdom taxation on chargeable gains could therefore arise for a Shareholder depending on the Shareholder’s particular circumstances (including the availability of any exemptions, reliefs and allowable losses).

Apportionment of Base Cost

It will be necessary for UK shareholders within the charge to the UK capital gains tax or corporation tax on chargeable gains on the Return of Capital to apportion their base cost in their shares between the amounts received from the Return of Capital and their holding in Barrick shares. The apportionment of the base cost needs to be determined by reference to the respective market value of the Barrick shares and the Return of Capital received.

“Small” Treatment

Where the value of each Return of Capital received by a UK shareholder is either:

•	5 per cent or less of the value of the shares; or

•	£3,000 or less (whether or not this amounts to 5% or less of the value of the shares).

Based on the published practice of HMRC, the receipt by the UK shareholder will be regarded as “small” for the purposes of UK capital gains tax.

If the value of each Return of Capital received by a UK shareholder is “small”, the receipt should not be treated as a part disposal of the shares, but rather the amount distributed should be deducted from the UK shareholder’s base cost attributable to the Barrick shares (provided that the UK shareholder has sufficient base cost to allow such deduction). In this scenario, the published practice of HMRC is that there would be no capital gains tax arising to the UK shareholder as a result of the Return of Capital.

Under the provisions of Part 15 of the Corporation Tax Act 2010 and Chapter 1 of Part 13 of the Income Tax Act 2007, HMRC can in certain circumstances counteract tax advantages arising in relation to a transaction or transactions in securities. If these provisions were to be applied by HMRC to the Return of Capital, in broad terms, shareholders might be liable to taxation on income rather than chargeable gains on a greater part of the amount of capital returned than identified above. The Company has not applied for clearance from HMRC under section 748 of the Corporation Tax Act 2010 or section 701 of the Income Tax Act 2007.

UK Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty or stamp duty reserve tax will arise on the Return of Capital to shareholders.

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CAPITAL REDUCTION RESOLUTION

RESOLVED, as a special resolution of the shareholders of Barrick Gold Corporation (the Company) pursuant to the Business Corporations Act (British Columbia) (the Act) that:

1.

the capital of the Company attributed to its issued and outstanding common shares without par value (the Common Shares) be reduced by $750,000,000 (the Capital Reduction) in accordance with paragraph 74(1)(b) of the Act and the Capital Reduction be effected by way of a distribution to the holders of record of the Common Shares equal to one-third of the amount of the Capital Reduction on each of three dates to be determined by the board of directors (the Board) in its sole discretion (the Distributions), subject to the requirements of the Act and all as more particularly described and set forth in the management information circular of the Company dated March 26, 2021;

2.

any one officer or director of the Company be and is hereby authorized, for and in the name of and on behalf of the Company, to execute and deliver all such documents, certificates, and instruments and to take such actions and do such things as such director or officer may, in such director or officer’s discretion, determine necessary, advisable or useful to carry out the purpose and intention and of the foregoing resolutions, such determination to be conclusively evidenced by the execution of such document, certificate and instrument or the doing of such act or thing; and

3.

notwithstanding the approval by the shareholders of the Company of the foregoing resolutions, the Board is hereby authorized and empowered, without further approval from the shareholders, to modify, reduce, or abandon (but not increase the aggregate amount of) such Capital Reduction, or modify the amount payable in respect of each of the Distributions (but not increase the aggregate amount thereof), in each case, if the Board deems it appropriate and in the best interests of the Company.

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